ANNUAL REPORT 2006



AKBANK

The innovative power of Turkey
Harmony, strength and balance

ZEYNEP TANBAY DANCE PROJECT

CONTENTS



FINANCIAL HIGHLIGHTS
(2006)

Total Assets	57,273
Deposits	34,202
Loans	28,337
Shareholders' Equity	7,065
Net Profit	1,600

Loans / Total Assets	49.5%
Deposits / Total Assets	59.7%
Return on Equity	24.4%
Return on Assets	2.9%
Non-performing Loans (NPLs)	2.1%
Capital Adequacy Ratio	20.7%
Earnings per Share (YTL) (For each share at a nominal value of YTL 1)	0.73


41
300
375
540
660
2002
2003
2004
2005
2006

RESOLUTIONS OF THE GENERAL MEETING OF AKBANK T.A.Ş. HELD ON MARCH 28, 2007

1

2

3

4

5

6

7

8

VISION

Akbank's vision is to be the leading multi-specialist bank in Turkey.

MISSION

Akbank's mission is to contribute to the development of the Turkish economy and the Turkish financial system by providing high quality, specialized banking products and services that are innovative and comprehensive.

GOALS

- Maximize shareholder value through sustainable growth
- Maintain profitability and a strong balance sheet
- Achieve a high level of customer satisfaction
- Be a market leader in terms of quality, creativity and technological development
- Support the development of staff, providing motivation and job satisfaction

FOUNDATIONS OF AKBANK'S STRENGTH

- Turkey's most valuable corporation
- Turkey's most profitable privately owned bank
- Credit rating above sovereign rating
- 682 branches throughout the country
- An extensive and stable funding base
- A wide-ranging customer portfolio and the ability to attract new customers
- A robust capital structure and a high capital adequacy ratio of 20.7%
- An extensive and diversified loan portfolio with a low NPL ratio of 2.1%

AKBANK

AKBANK IN BRIEF

Akbank was founded in Adana in January 1948, originally to provide financing for the cotton producers in the region. Growing and developing over time, the Bank opened its first branch in Istanbul in the Sirkeci district on July 14, 1950; in 1954, it relocated its Headquarters to Istanbul. Rapidly increasing the number of its branches, Akbank automated all banking operations in 1963.

Akbank established Ak Securities in 1996, Ak Investment Fund in 1998, Ak Asset Management Company and its Private Banking Department in 2000. Akbank established Ak Pension Fund in 2003 and incorporated Ak Leasing in 2005. In February 2006, Ak Pension Fund was sold to the Aksigorta insurance company.

Akbank has been conducting overseas activities through its two subsidiaries in Germany (Akbank A.G.) and the Netherlands (Akbank N.V.) and a branch in Malta.

In addition to its core banking activities, Akbank also offers a wide range of retail, commercial, corporate, private banking and international trade finance services. Non-banking financial, capital market and investment services are provided by the Bank's subsidiaries. With its use of the latest advances in technology and its staff of experienced bankers, Akbank continues to focus on providing the highest quality services to a diverse group of private and corporate clientele.

Akbank operates through its Headquarters in Istanbul as well as from its 13 Regional Directorates within Turkey. With a strong and extensive distribution network that includes 682 branches and 12,333 employees, Akbank provides services beyond traditional distribution channels through its innovative branches, such as "Credit Express" branches (only extending consumer loans) and "Big Red House" branches (only extending mortgage loans) as well as through non-traditional channels which include Retail and Corporate Internet Branches, Telephone Banking Center, ATMs (1,615), BTMs (641), POS terminals (233,520) and the latest technology utilizing cell phones and web platforms. In addition, a Freedom Banking Area has been set up within branch premises to allow customers' access via Internet and Telephone Banking services.

Seeking to increase investments in Turkey, Citigroup has selected Akbank as a long-term strategic partner attributable to Akbank's successful performance and strong market position. Citigroup and Akbank signed a strategic partnership agreement on October 17, 2006. Following legal approvals, Citigroup's strategic partnership in Akbank was successfully concluded on January 9, 2007. According to this agreement, Citigroup now owns 20% of Akbank's shares at Ykr 9.5 per share, equivalent to approximately US$ 3.1 billion. The strategic partnership with Citigroup has opened a new era for the growth and expansion of Akbank.

Its strong capital base, stable deposit structure, ability to generate low-cost funding and robust growth in total assets combine to make Akbank the most profitable private sector bank in Turkey. At year-end 2006, Akbank's net profit was YTL 1,600 million (approximately US$ 1,131 million) while total assets reached YTL 57,273 million (approximately US$ 40,476 million). The capital adequacy ratio of the Bank is one of the highest in the sector with 20.7%.

In 2006, Akbank continued to obtain loan facilities from overseas markets at favorable terms; the amount of these funds reached US$ 6,422 million.

About 31.6% of Akbank shares are publicly traded and listed on the Istanbul Stock Exchange (ISE). Abroad, the Bank's Level 1 ADRs are traded on the London IOB and the OTC market in the US. As of December 31, 2006, Akbank's market value stood at US$ 13,460 million, making it the corporation with the highest market value on the ISE.

INTERNATIONAL AWARDS AKBANK RECEIVED IN 2006

The Banker	Best Bank of the Year in Turkey
Euromoney	Best Private Banking in Turkey
Global Finance	Best Bank in Turkey
	Europe's Best Consumer Internet Bank in Investment Management Services
	Europe's Best On-line Consumer Credit
	Turkey's Best Corporate/Institutional Internet Bank
Euroweek	Best Turkish Loan

Akbank has been quoted positively and awarded by numerous organizations for its adherence to the principle of transparency in corporate governance practices.

- The annual Standard and Poor's Survey on Transparency and Disclosure once again revealed that Akbank is the only bank to be in top position with regard to transparency and disclosure*
- BORYAD (Turkish Shareholders Association) named Akbank "The Most Investor-Friendly Company of 2006", due to the priority Akbank attaches to corporate governance principles and for being the first bank that has bought back its founders' shares.
- Akbank continues to have the highest credit ratings to be given to a bank in Turkey.

* This survey covers 51 public companies and is conducted in three categories:
- Ownership structure and investor relations
- Financial transparency and information disclosure
- Board and management structure and process

Seeking to increase investments in Turkey, Citigroup has selected Akbank as a long-term strategic partner attributable to Akbank's successful performance and strong market position. Citigroup and Akbank signed a strategic partnership agreement on October 17, 2006.

AKBANK'S RATINGS BY INTERNATIONAL RATING AGENCIES

Fitch Ratings raised Akbank's Long-term Foreign Currency Rating to BB from BB- on August 17, 2006. The Bank's Long-term TL Rating is two notches above the sovereign rating.

The ratings assigned to Akbank by International Rating Agencies are summarized below:

FITCH RATINGS

	Rating	**Outlook**
Foreign Currency		
Long-term	BB	Positive
Short-term	B	
Turkish Lira		
Long-term	BB+	Positive
Short-term	B	
National		
Long-term	AA (tur)	Stable
Individual	**C**	
Support	**4**	

MOODY'S INVESTORS SERVICE

Financial Strength	D+ C-	Positive
FC Long-term Deposit	B1	Stable
FC Short-term Deposit	Not Prime	Stable
TL Long-term Deposit	A3	Stable
TL Short-term Deposit	Prime-2	Stable

PRICEWATERHOUSECOOPERS

Başaran Nas Yeminli Mali
Müşavirlik A.Ş.
a member of
PricewaterhouseCoopers
BJK Plaza, Süleyman Seba Caddesi
No:48 B Blok Kat 9 Akaretler
Beşiktaş 34357 İstanbul-Turkey
www.pwc.com/tr
Telephone +90 (212) 326 6060
Facsimile +90 (212) 326 6050

COMPLIANCE OPINION ON THE ANNUAL REPORT

We have been engaged to audit the annual report of Akbank T.A.Ş. ("the Bank") as of 31 December 2006. This annual report is the responsibility of the Bank's management. Our responsibility, as independent auditors, is to express an opinion on the annual report about whether the financial information presented in the annual report is consistent with the audited consolidated and unconsolidated financial statements and explanatory notes to the financial statements.

We conducted our audit in accordance with the principles and procedures regarding the preparation and issue of annual reports and independent audit principles set out by the regulations in conformity with the Banking Act No.5411. Those regulations require that we plan and perform the audit to obtain reasonable assurance about whether the financial information presented in the annual report is consistent with the audited consolidated and unconsolidated financial statements and explanatory notes to the financial statements. We believe that our audit provides a reasonable and sufficient basis for our opinion.

In our opinion, the financial information included in the accompanying annual report presents fairly, in all material respects, the information regarding the financial position of Akbank T.A.Ş. at 31 December 2006 in accordance with the principles and procedures set out by the regulations in conformity with article 40 of the Banking Act No.5411; includes a summary of the Board of Directors' report and the independent auditor's reports; and is consistent with the convenience translation of the audited consolidated and unconsolidated financial statements and explanatory notes to the financial statements.

Başaran Nas Yeminli
Mali Müşavirlik Anonim Şirketi
A member of
PricewaterhouseCoopers

Adnan Nas, YMM
Istanbul, 6 April, 2007

CHANGES MADE IN THE ARTICLES OF ASSOCIATION

Akbank, in keeping with the resolution adopted at its Ordinary General Assembly of March 27, 2006, has effected changes in Articles 4 and 101 of its Articles of Association in order to harmonize these articles with the Banking Law, and in Article 24 to bring it more in line with corporate governance principles.

CAPITAL AND SHAREHOLDER STRUCTURE

Akbank's capital was increased from YTL 1,800,004,544 to YTL 2,200,000,000 on May 29, 2006.

The Extraordinary General Assembly was held on November 27, 2006. At the General Assembly, it was unanimously decided that the pre-emptive rights of the present shareholders are restricted for the cash capital increase of YTL 200 million to make available to Citibank Overseas Investment Corporation shares at a nominal value of 1 Ykr each at a price of Ykr 9.50, while keeping within the Bank's registered capital ceiling of YTL 2.5 billion and that the Board of Directors is given the authority to carry out the necessary procedures to this end.

On January 9, 2007, Citibank Overseas Investment Corporation acquired a 20% share in Akbank's capital by way of capital increase and share transfers.

As of December 31, 2006, Suzan Sabancı Dinçer, a member of the Board of Directors, holds shares that make up 2.32% of the Bank's capital.

Shareholder Structure *

Individuals or legal entities holding a substantial share

Hacı Ömer Sabancı Holding A.Ş. 34.23%



Publicy Owned
31.62%
H.Ö. Sabancı Holding
and Subsidiaries
45.19%
Sabancı Family
23.19%

* As of December 31, 2006

MESSAGE FROM THE CHAIRMAN

We regard 2006 as generally positive vis-à-vis economic developments for the country despite a brief period of fluctuation during the year. Especially, foreign investors have accelerated their investments in order to establish a more solid position in the Turkish market. With regard to the ongoing EU talks, it is evident from the latest developments that the negotiation process will be a long, hard one but we are determined to forge ahead and not let difficulties or interruptions stand in our way. Turkey will carry out the reforms necessary to establish sustainable stability and to develop economically as well as socially.

At the end of 2006, we anticipate the economic growth to stand at approximately 5% with the consumer inflation at 9.65%. Discipline in public spending was an important factor in bringing down inflation and establishing economic stability. The budget deficit, followed by the public sector borrowing requirement, was significantly reduced, while domestic debt stock retreated as its maturity schedule improved.

All of this not withstanding, the increase in foreign trade and the resulting current account deficit during 2006 are still the main cause of fragility in the economy. Factors that are contributing to the increase in the foreign trade deficit are the strong economic growth rate, appreciation of the Turkish lira, increasing international competition as a result of globalization and the increase in oil prices. In an effort to prevent a disturbance in international risk perception or a possible slowdown in capital inflow due to the current account deficit during 2006, it is of the utmost importance that discipline in public finance is maintained and the economic program is implemented even in the face of the upcoming elections.

Looking at the banking sector, we see that foreign banks have accelerated their interest in Turkey in 2006. According to the latest banking sector figures, foreign shareholders now have a 20.5% stake of the assets, including banks that have not yet completed the legal authorization and share transfer process. This figure rises to 36.2% when stock exchange listed bank shares owned by foreign investors are added. Therefore, in spite of short and medium-term uncertainties, corporations that tend to make long-term investments perceive Turkey as a country with high growth potential. They continue to bring in foreign capital for investment, particularly in financial institutions.

Another important issue is the development of balance sheet growth in the banking sector. Unfortunately, here we experience fluctuations. The increase in loans that reached 31% in the first six months turned sluggish together with the increase in the interest rates following May's market turbulence. The increase in consumer loans has been flat also since then. Growth in deposits, which stood at 16% in the first half of the year, was only 5% from June to December. Following the May currency fluctuation, there was a shift toward foreign exchange deposits.

Since its establishment in 1948, there have been important milestones in Akbank's successful history. Our bank has always managed to stay strong and stable concurrently with its role as a pioneer and an innovator in the Turkish banking sector. On October 17, 2006, Akbank achieved yet another milestone by signing a strategic partnership agreement with Citigroup. According to this agreement, Citigroup will become a shareholder with the purchase of 20% of Akbank's shares. A representative of Citigroup will be present in Akbank's Board of Directors as a member albeit without executive power. Concurrently, a representative from Akbank will take a seat on the Board of Directors of Citibank A.Ş., a subsidiary of Citigroup in Turkey.

Through this strategic partnership, the majority of Akbank shares will remain with the Sabancı Group and the family. No changes will take place in the control and management of our bank. It is anticipated that this partnership with a strong international bank will bring about renewed synergy, know-how and market advantages. We look forward to seeing what these advantages are and how best they can be utilized.

Since Akbank's foundation, we have continuously built on our successes. We turned a local bank into the most valuable, most stable and most innovative bank in Turkey. The world is evolving; globalization is rapidly changing the way the world does business. Now that we have a global business entity by our side, our goal must be to become the leading bank not only in Turkey but also in our region. This is not an unreachable target for us. Akbank has already come very close to this target. What remains for us to achieve is to continue working diligently and in harmony in the future as we have done until today.

As the innovative power of Turkey, Akbank is growing and moving forward thanks to the energy of our employees, partners, customers and all of our stakeholders. All of us, everyday, look hopefully toward a bright, enduring future.

I would sincerely like to thank our esteemed employees who, with their hard work, sincerity and commitment, have played a major role in bringing our bank to its current position. I would also like to express my gratitude to our shareholders, customers and all other social and economic stakeholders for their contributions.



Since Akbank's foundation, we have continuously built on our successes. We turned a local bank into the most valuable, most stable and most innovative bank in Turkey.

EROL SABANCI
CHAIRMAN

BOARD OF DIRECTORS

Erol Sabancı
Chairman and Managing Director

Serving as a Member of the Board of Directors and the Vice Chairman of the Board since 1967, Erol Sabancı was elected the Chairman of the Board on March 17, 1998. Mr. Sabancı also serves as the Vice Chairman of the Board of Sabancı Holding. Erol Sabancı is authorized in all matters of the Bank.

Akın Kozanoğlu
Vice Chairman and Executive Director

Akın Kozanoğlu, serving as the Executive Vice President in charge of Retail Banking and IT since 1987, was elected a Member of the Board of Directors on July 5, 2000 and as the Vice Chairman on December 1, 2000. Mr. Kozanoğlu is also the President of the Sabancı Holding Financial Services Group. Akın Kozanoğlu is authorized in all matters of the Bank.

Suzan Sabancı Dinçer
Managing Director

Suzan Sabancı Dinçer has served on the Akbank Board of Directors as a Managing Director since 1997. Previously serving as the Executive Vice President in charge of the Treasury and Fund Management, Mrs. Sabancı Dinçer is authorized in all matters related to treasury, foreign borrowing and strategies.

Özen Göksel
Managing Director

Özen Göksel started working at Akbank in 1964 as an assistant internal auditor and was appointed an Executive Vice President in 1981. He served as a member on Akbank's Board of Directors and as the CEO of the Bank from 1994 until November 2000. Since November 2000, he has held the position of Managing Director on the Board of Directors. As a Managing Director, Mr. Göksel is authorized in matters related to credits, internal auditing and internal control. Özen Göksel is also the Vice Chairman and a Board Member of the Istanbul Stock Exchange.

Hikmet Bayar
Director

Hikmet Bayar joined the Akbank Board of Directors after retiring from the Turkish Armed Forces in 1996. Having actively served in various command positions, Mr. Bayar was Chief of the Turkish Land Forces between 1994 and 1996.

Aydın Günter
Director

Aydın Günter has held various positions at Sabancı Holding, including Executive Vice President in charge of Financial Control and Finance. In 1994, he founded his own consulting firm and was elected as a Member of the Board of Directors in 1998. Before joining the Sabancı Group, Mr. Günter worked at the Ministry of Finance as a Tax Inspector.

Yaman Törüner
Director

Yaman Törüner became a member of the Board of Directors in March 1998. Having served as a Member of Parliament between 1995 and 1999, Mr. Törüner also served as a Minister of State in 1996. He was the President of the ISE between 1990 and 1994 and worked at various administrative positions within the Central Bank of Turkey from 1972 to 1990. Mr. Törüner has also served as the Governor of the Central Bank of Turkey.

Hamit Beliğ Belli
Director

Working at Akbank since 1955, Hamit Belli became a Member of the Board of Directors in 1995 after many years as the Head of the Board of Internal Auditors, an Executive Vice President and as the CEO. Mr. Belli also serves as the Vice Chairman of the Board of Turkish Bank A.Ş.

Mr. Belli has submitted his resignation and left the Board of Directors on December 25, 2006.

Sir Winfried Bischoff
Director

Sir Winfried Bischoff, is the Chairman of Citigroup Europe and a Member of the Citigroup Management and Operating Committees. Sir Winfried Bischoff who was appointed Chairman of J. Henry Schroder & Co. in October 1983 and Group Chief Executive of Schroders plc in December 1984, was appointed Chairman of Schroders plc in May 1995. Following the acquisition of Schroders' investment banking business by Salomon Smith Barney, Inc., a subsidiary of Citigroup Inc., he assumed his present position in May 2000.

Sir Winfried Bischoff was elected as Member of the Akbank Board of Directors to replace Hamit Beliğ Belli on January 9, 2007.

Zafer Kurtul
Director and CEO

Zafer Kurtul joined Akbank in 1998 as an Executive Vice President and in November 2000 was appointed the CEO. Previously he worked at Citibank, BNP-Ak-Dresdner Bank and Société Générale. Mr. Kurtul has an undergraduate degree from Istanbul University Faculty of Business Administration and an MBA in Finance from the University of Wisconsin – Madison. Mr. Kurtul is a Chartered Financial Analyst (CFA). He is a member of Institut International D'etudes Bancaires.

Erkut Ulaş
Head of
Internal Audit

STATUTORY AUDITORS

They were elected as Auditors for a period of three years by a resolution of the General Assembly held on March 27, 2006. Mr. M. Nedim Bozfakıoğlu and Mr. Mevlüt Aydemir have 15 and 18 years of banking experience, respectively.

Nedim Bozfakıoğlu

Nedim Bozfakıoğlu serves as the Vice President of Budget, Accounting and Consolidation at H.Ö. Sabancı Holding. Previously, Mr. Bozfakıoğlu served as the Finance Manager at Lassa and Financial Affairs Deputy Manager at Kordsa. Mr. Bozfakıoğlu is a graduate of Istanbul University Faculty of Economics.

Mevlüt Aydemir

Serving in various positions at H.Ö. Sabancı Holding since 1981, Mevlüt Aydemir is currently the Vice President of Financial Affairs and Financing. Mr. Aydemir, who has worked in the Ministry of Finance as a Tax Inspector prior to 1981, is a graduate of Istanbul University Faculty of Economics.

MESSAGE FROM THE PRESIDENT AND CEO

As we move past another year, I would like to say how honored I am to share Akbank's success with you, our distinguished shareholders.

This past year all of us continued to strive toward our common goal of becoming the most valuable, stable and innovative bank in Turkey. With that always in mind, we developed new products and channels best able to respond to the needs of our customers. These include the 'Mobile Phone Credit' able to approve credit in just three minutes, 'Big Red House' branches and a web portal designated only for the delivery of mortgage loan services, Credit Express branches dealing with consumer loan services and Neo bank card, a pioneer in the sector with its unique features.

This year again, we have maintained our position as the most profitable private bank in Turkey with a net profit of YTL 1,600 million and a gross profit of YTL 1,936 million. Akbank's after-tax profit stood at YTL 1,600 million; in 2006, after YTL 336 million tax provision. The Bank's net profit increased by 9% compared to the figures from 2005.

In the last year, loans totaled YTL 28.3 billion, an increase of 27% attributed to rising consumer loans and loans extended to small and medium-scale enterprises (SMEs). Akbank's SME loans have increased by 47% compared to last year, now reaching YTL 11.3 billion. The share of consumer and SME loans in our total loan book is 73%. Thanks to free equity capital totaling YTL 5.4 billion, we were able to provide more loans to customers and expand our loan portfolio faster. The growth potential of small and medium-scale enterprises in the rapidly growing Turkish economy has encouraged us to combine a customer-focused philosophy with our corporate banking strategy to develop new loan and cash management products.

By the end of 2006, Akbank's assets demonstrated a growth of 9% to total YTL 57.3 billion. Akbank has raised its return on equity to 24.4% and maintained its capital adequacy at the high level of 20.7%, in spite of its strong loan growth. The ratio of loans to total assets increased to 49.5%, from 42.6%, for the same period. In spite of these developments, the Bank's non-performing loans ratio remains low, at around 2.1%.

According to the year-end figures for 2006, Akbank's total deposits reached YTL 34.2 billion, an increase of 8%; Turkish lira deposits showed a 9% rise. These enhancements are an indication of the confidence our customers have in our bank. Our CRM practices have also served as an important pillar of support for Akbank during the year.

The strategic partnership with Citigroup has opened new doors for growth and expansion at Akbank. There are synergies, expanded know-how and market advantages from the joint venture we established with a world brand. The agreement brings about a strategic collaboration to pursue new commercial activities, joint investments and to share expertise and technology. Akbank will be able to provide its customers with world-class products and services.

For the last five years, Akbank has undergone transformation and has strengthened its leadership in the banking sector. As Akbank's management, our primary objective is to create and implement strategies that will maximize the Bank's share value; presently 31.6% of the Bank's shares are quoted on the Istanbul Stock Exchange. The market value of the Bank, as of December 31, 2006 stood at US$ 13.5 billion. At the end of 2006, Akbank was the corporation with the highest market value on the ISE.

Our goal is to exhibit profitable, steady growth and to create greater added value for our shareholders by differentiating our Bank from the competition. To attain these goals, we continually invest in human resources, distribution channels and our brand. I am convinced that through the combined efforts taken with our shareholders, employees and economic and social stakeholders, we will continue to make this a success story.

I would like to thank you all and hope that the synergy we have created together brings new achievements to our country and to Akbank, the innovative power of Turkey.



Our goal is to exhibit profitable, steady growth and to create greater added value for our shareholders by differentiating our Bank from the competition.

ZAFER KURTUL
PRESIDENT AND CEO



EXECUTIVE MANAGEMENT

Zafer Kurtul
President and CEO

Hayri Çulhacı
Executive Vice President
Strategy and Corporate Communications

Hayri Çulhacı joined Akbank in 1990 as an Executive Vice President, after having served in various managerial positions in the Ministry of Finance. Mr. Çulhacı is a graduate of the Faculty of Political Sciences in Economics at Ankara University and holds an MBA degree from Northeastern University in the USA.

Zeki Tuncay
Executive Vice President
Support Services

Zeki Tuncay joined Akbank in 1980 as an Assistant Internal Auditor. After serving as the Personnel Manager, he was appointed the Executive Vice President in charge of Human Resources in 1994. Since October 2003, he has been serving as the Executive Vice President in charge of Support Services. Mr. Tuncay is a graduate of the Academy of Economics and Commercial Sciences in Ankara.

Nuri Aksoy
Executive Vice President
Credits

Nuri Aksoy has been with the Bank since 1973 and has held various positions including Internal Auditor and Branch Manager. He was appointed Executive Vice President in 1996. Mr. Aksoy is a graduate of the Academy of Economics and Commercial Sciences in Istanbul.

Eyüp Engin
Executive Vice President
International Banking

Eyüp Engin joined Akbank in 1978 as an Assistant Internal Auditor. Prior to his appointment as an Executive Vice President in 1996, Mr. Engin was the Manager of the Treasury Department. He is a graduate of the Faculty of Business Administration at Middle East Technical University.

Ziya Akkurt
Executive Vice President
Corporate Banking

Ziya Akkurt joined Akbank in 1996 as the Manager of the Corporate Banking Department and was appointed Executive Vice President in 1997. Before joining Akbank, Mr. Akkurt held managerial positions in various commercial banks including Ottoman Bank and Banque Paribas/Paris. He is a graduate of the Faculty of Business Administration at Middle East Technical University.

Reşit Toygar
Executive Vice President
Treasury

Reşit Toygar joined Akbank as a Management Trainee in 1990. Prior to his appointment as an Executive Vice President in 1998, he served as the Manager of the Treasury Department. Mr. Toygar is a Faculty of Economics graduate of Kingston Polytechnic and holds an MS degree in Economics from London School of Economics in the UK.

M. Fikret Önder
Executive Vice President
Private Banking

Fikret Önder joined Akbank as an Executive Vice President in July 2000 and is responsible for Private Banking. Previously, he held managerial positions at various banks abroad. Before joining Akbank, Mr. Önder served at Bank Julius Baer & Co. in London as a Senior Portfolio Manager and the Vice President in charge of Private Banking. He is a graduate of the University of Bonn and holds a degree in Economics.

Dr. Balamir Yeni
Executive Vice President
Financial Coordination

Dr. Balamir Yeni joined Akbank in February 2001 as an Executive Vice President in charge of Financial Coordination. He is a graduate of Istanbul University's Faculty of Law and received his MS in accounting from the Faculty of Business Administration of the same university. He went on to earn his PhD degree from the Faculty of Business Administration of Istanbul Technical University. Dr. Yeni served as a partner and chief independent auditor at KPMG Cevdet Suner Denetim ve Yeminli Mali Müşavirlik A.Ş. from 1986 to 2000. Until 2002, he also served as a member of faculty at Boğaziçi University where he lectured on accounting and auditing.

Sevilay Özsöz
Executive Vice President
Operations

Sevilay Özsöz joined Akbank as an Advisor to the CEO in December 2001 and was subsequently appointed Executive Vice President in April 2002. Before joining Akbank, Mrs. Özsöz held various managerial positions at both Garanti Bank and Ottoman Bank. Mrs. Özsöz is a graduate in Economics from Istanbul University.

Hakan Binbaşgil
Executive Vice President
Retail Banking

Hakan Binbaşgil initially joined Akbank in October 2002 as the Executive Vice President in charge of Change Management. In October 2003, he was appointed the Executive Vice President in charge of Retail Banking. A graduate of the Faculty of Mechanical Engineering at Boğaziçi University, Mr. Binbaşgil has an MBA degree in management and finance from LSU, Baton Rouge, Louisiana in the USA. Mr. Binbaşgil has worked as management consultant in the London and Istanbul offices of Accenture and as Executive Vice President for Retail Banking at Pamukbank. He has served on the Board of Directors of numerous organizations.

Esra Bozkurt
Executive Vice President
Human Resources

Esra Bozkurt joined Akbank in March 2004 as the Executive Vice President in charge of Human Resources. A graduate of Istanbul University, Faculty of Economics, Ms. Bozkurt held various HR-related managerial positions at Philip Morrissa and DHL before joining Akbank.

Alpaslan Özlü
Executive Vice President
Information Technologies

Alpaslan Özlü joined Akbank as an Executive Vice President in March 2006 and is responsible for Information Technologies. He is a graduate of the Faculty of Arts and Sciences at Middle East Technical University and holds an MSc degree in computer engineering from the same university. Mr. Özlü was an executive Vice President at YKB before joining Akbank.

Ferda Besli
Executive Vice President
Commercial Banking

Since 1987 when he joined Akbank, Ferda Besli has worked as an Internal Auditor and Branch Manager, followed by his post as Vice President in Corporate Banking and Senior Vice President in Commercial Banking. In 2006, Ferda Besli was appointed Executive Vice President in charge of Commercial Banking, a business unit recently established at Akbank. Besli is a graduate of the Faculty of Economics at Istanbul University.



REVIEW OF OPERATIONS IN 2006



Economic Developments

The first months of 2006 were marked with high growth performance as inflation and real interest rates declined and total loans rose sharply taking advantage of lower interest rates. In the first nine months of the year, the Turkish economy grew by 5.6%.

The inflow of direct foreign investment continued to accelerate throughout the year. It is estimated that approximately US$ 20 billion in foreign capital (5% of national income) entered Turkey during 2006; whereas between 1993-2002, this figure stayed at an annual average of US$ 1 billion. In spite of some transitory economic and political uncertainties, corporations that tend to make long-term investments see Turkey as a country with high growth potential and continue to bring in foreign capital to invest especially in financial institutions. Non-debt foreign capital is necessary for Turkey to maintain stable growth rates. It is anticipated that foreign investors will continue to see Turkey as a prime location for their capital investments.

During 2006, public finance balances also followed a very positive trend. Through tight fiscal discipline, the government managed to reduce the budget deficit to a level below 1% of national income, which in turn reduced the borrowing requirement to cover public budget deficits.

In May, the economy experienced a short-lived fluctuation due to risk perception changes by international investors. As a result, foreign investors moved out of emerging countries that they deemed risky. Turkey was one of the countries most affected due to its high current account deficit. In the aftermath of this event, interest rates went up and inflation shifted significantly away from the initial target. Most affected by this oscillation were banking sector loans, which saw a drop in growth from 31% in the first six months to 7.4% in the second half of the year. During the same period, growth in deposits fell from 15.7% to 5%. There was a shift toward foreign currency deposits while the increase in interest rates lead to a reduction in domestic demand. The 3.4% growth in the third quarter confirmed the slowdown in economic activities.

Akbank's Strategy and Goals

In an environment where expectations are developing as such, the strategies that Akbank pursues and will pursue are as follows.

- Creating an expanding, customer-focused balance sheet and income statement
- Greater focus on consumer and SME banking segments
- Deeper concentration on high-yield products
- Ensuring significant increase in fee and commission income
- Further increase in operational efficiency

The financial goals set in response to these strategies are:

- Attaining a sustainable 22% return on equity in the long-term
- Increasing the Loans/Assets ratio to 60%
- Raising the share of Fees and Commissions to 25% of total income
- Reducing the Operational Expenses/Interest-Earning Assets ratio to below 3%

Akbank as the Innovative Power of Turkey

With the New Horizons Transformation program launched in the beginning of the new millennium, Akbank has been restructured utilizing a fresh customer-focused approach. As part of the program, the clients were divided into five different segments with special products and services designed for each particular segment. An important goal with regard to customer segmentation has been to ensure the specialization of each business unit within its own area.

In the course of implementing this new Transformation Program, Akbank's position as the leading bank in the Turkish Banking Sector has been reinforced. Akbank is now the most valuable corporation and the most profitable private bank in the country. Thanks to its drive and enthusiasm to be the leader in every field of banking, Akbank is attaining its goals one after the other. With a credit rating above the sovereign rating and with a strong, stable financial structure, Akbank has become the most trusted name in the Turkish banking sector.

Today, Akbank's priority is to introduce innovations and breakthroughs that will reshape the banking sector. A step ahead of catching and implementing the trends around the world, Akbank develops new products and channels to respond individual requirements and changing economic conditions. Examples of Akbank's innovative services include the Mobile Phone Credit able to approve loans in just three minutes and Credit Express branches that provide consumer lending services. All of these elements add up to make Akbank the most innovative power in Turkey.

According to the 2001-2006 figures of Akbank:

- Total assets have grown by an average of 28% annually, from US$ 11.8 billion to US$ 40.5 billion
- Loans have increased by an average of 43% annually, from US$ 3.3 billion to US$ 20 billion
- Deposits have expanded by an average of 24% annually, from US$ 8.2 billion to US$ 24.2 billion

Akbank's rate of growth, much higher than the sector in general, is akin to the Bank acquiring a medium-size bank every few years.

The Citigroup Alliance

Seeking to increase investments in Turkey, Citigroup has selected Akbank as a long-term strategic partner attributable to Akbank's successful performance and strong market position.

The strategic partnership with Citigroup has opened a new era for Akbank's growth and expansion. Alliance with a strong international bank brings with it new synergy, know-how and market advantages.

This agreement which provides the sharing of knowledge and technology, allows the creation of new commercial activities and joint investments that will enable Akbank to expand in the types of world-class products and services it delivers to its customers.

2006 Results Summary

At the end of 2006, Akbank stood out not only as Turkey's most profitable private sector bank but also as one of the leading banks in Turkey in terms of its share in total loans. Akbank's total assets increased by 9.2% compared to the previous year, rising to YTL 57.3 billion (US$ 40.5 billion). The total loan portfolio of the Bank increased by 26.7% in the same period with Turkish lira loans rising by 32.6%, SME loans by 46.7% and consumer loans by 38.6%. Akbank's share in the total loan market was 13% for 2006.

In 2006, effective strategies to increase deposits were implemented and a 7.8% growth rate was achieved. Akbank had an 11% market share of total deposits for the same period.

Concurrent with increased credit card spending and the amount of consumer loans, there was a 26.8% jump in net fee and commission income.

As a result of this positive performance, Akbank achieved a 9.1% increase in net profit y-o-y, amounting to YTL 1,600 million (US$ 1,131 million). This allowed Akbank to maintain its position as Turkey's most profitable private sector bank. The elements underlying Akbank's continued achievement are its financial strength, strong and reliable shareholders, successful risk management infrastructure, transparent and stable management and a diverse range of corporate and retail products and services.

The Private Bank with the Highest Level of Free Capital

Akbank continued to maintain its position as the private bank with the highest level of free capital. Among private sector banks, Akbank ranked first in 2006 with its free capital standing at YTL 5.4 billion.

As a result of this positive performance, Akbank achieved a 9.1% increase in net profit y-o-y, amounting to YTL 1,600 million (US$ 1,131 million). This allowed Akbank to maintain its position as Turkey's most profitable private sector bank.

Quality Management Applications

Akbank successfully implemented the New Horizons Transformation Program until 2005, incorporating radical change initiatives from organization to technology and from corporate identity to processes.

Following the launch of the Transformation Program, Akbank's primary goal has been to ensure that all infrastructure investments undertaken until then translate into customer satisfaction.

Established with this objective in mind, the Quality Management Division regularly measures customer satisfaction and carries out activities to meet their requirements. Customer Satisfaction Surveys covering all customer segments are conducted each year supported by independent research companies; the findings are used as the basis for decisions made by the Business Units. In measuring and assessing customer satisfaction, the Bank also utilizes comments and views received from customers in addition to the annual surveys.

Branches play an important role and are pivotal in creating customer satisfaction. With this in mind, Akbank defined the service quality level that is expected from the branches; this in turn was communicated to each branch for compliance. Branches that attain the pre-set service level are awarded the Superior Branch Certificate and their service quality is continuously monitored.

During 2006, 189 of the 311 Akbank branches reviewed, fulfilled the criteria to receive the certificate. The Bank will continue to evaluate the remaining branches in 2007.

The average waiting time at Akbank branches is an important indication of service quality. Thanks to the work done to increase efficiency and service quality, waiting time has been reduced to eight minutes. Many projects are underway to reduce waiting time further and to maintain the low level already achieved.

Development of Loans by Segments (in %)


Consumer
Small Business
Commercial
Corporate
85
8
61
23
43
30
34
31
27
33
2002
2003
2004
2005
2006*

* Does not include the loan volume of YTL 1,160 million realized by Akbank A.G.

Another important activity the Quality Management Division had put into practice, at the end of 2005, was the "Suggestion System" inviting creative views and suggestions of employees. A total of 1,400 suggestions from 7,000 delivered to date have been evaluated and turned into projects. In the framework of the "Suggestion System", Akbank selects "The Suggestion of the Month" and rewards the employee who has come up with the best suggestion.

The customers also welcome the importance and sensitivity that Akbank attaches to service quality and satisfaction. In a Turkish Customer Satisfaction Index Survey conducted independently by KalDer, Akbank was named "The bank that satisfies its retail banking customer the most" again demonstrating its leadership in the banking sector.

In a survey conducted independently by TNS Piar in 2006, customers described Akbank as the most contemporary, modern, innovative bank with the highest service quality and with the most accessible products and services.

An Organizational Structure Based on Customer Segments

To meet managerial requirements that focus on customer needs better, Akbank based its organizational structure on customer segments.

At the end of 2006, the Bank served its six million customers via six Corporate Banking Centers, 45 Commercial Banking Centers, nine Private Banking Centers and 622 Retail Banking branches throughout the country.

In addition to branches specializing in different segments, there are also three Credit Express branches and one Mortgage-only branch. These branches will grow rapidly in 2007.

Akbank branches are undergoing an architectural transformation based on a more customer-focused concept, permitting other innovative ideas and allowing for enhanced marketing activities. The architectural transformation has already been applied to 567 branches, 209 of which were completed in 2006.

In December 2006, Akbank's General Archives Center was relocated to a new site encompassing a total area of 22,725 square meters. This is the largest and most modern archive building in Turkey.

CORPORATE BANKING


Büyük kurumlara,
büyük çözümler.

Corporate Banking Lending Volume
(US$ million)

	2005 Year-end	2006* Year-end
Corporate Loans	3,880	4,455
Project Financing	1,672	1,815
Total	5,552	6,270

* Includes the loan volume of US$ 760 million realized by Akbank A.G.

In 2006, Akbank Corporate Banking Division continued to offer products and financial solutions tailored to meet the requirements of customers and business sectors through its corporate banking branches. By emphasizing a proactive and customer-focused approach and keeping customer satisfaction at the forefront of its services, the Bank aims to become a leader as a solution-providing business partner for the companies that make up the corporate segment.

Playing an important role in 2006 in privatization projects and in the increasing and rapidly growing world of investment and foreign trade financing, Akbank's Corporate Banking Division has offered risk management services and working capital loans, investment loans, letters of guarantee, letters of credit, export factoring, domestic receivables financing, supplier financing and products such as forwards and swaps to more than 1,900 companies in the corporate segment. Products such as repos, mutual funds, bills and Eurobonds, offered in collaboration with the Treasury Marketing Group, enable companies to utilize their idle funds more effectively.

Corporate Loans and Project Finance Loans

An effective credit monitoring process is achieved through continuous risk monitoring systems and the acquisition of proper collaterals. Thanks to prudent credit policies, Akbank's non-performing loans (NPLs) have always been kept at a minimal level. Establishing long-term business relations with corporate clients through its quality and customer-focused service approach, Akbank's total lending to companies in the corporate segment at the end of 2006 was US$ 6.3 billion.

Project finance loans have increased significantly in volume and market share in recent years, particularly after 1998. Akbank's project finance outstanding balance was US$ 1.8 billion at the end of 2006. During 2006, Akbank signed US$ 618 million worth of new project finance loan agreements. Aiming to increase its project finance transaction volume, Akbank continues its effective management of credit risk while pursuing a prudent lending policy.

Akbank's project finance loans are balanced evenly among the construction, telecommunications, energy and tourism sectors. The Bank's credit risk in project financing is quite low as these projects are generally secured by Turkish Treasury guarantees or are highly collateralized.

In addition to commercial investment loans, Akbank also mediates for the provision of investment loans under the guarantee/insurance schemes of international export credit agencies or insurance companies. Akbank also closely monitors the privatization program and extends loans for privatization projects.

The cross-sell ratio in the corporate banking segment was 4.3 in 2006.



The Commercial Banking Business Unit has adopted a different approach for middle-sized enterprises, starting from the basic premise that as enterprises grow, their requirements and demands evolve and that middle-sized enterprises are in need of more specialized services. At 45 commercial branches established in 18 provinces with the objective of offering superior service, expert staff provides products and services developed to respond to the unique requirements of the commercial customer group.

In 2006, Akbank Commercial Banking has introduced a new dimension to the organizational structure of its management. As part of the customer-focused approach principle, Akbank has separated the Corporate and Commercial Banking activities into two business units acting under two executive vice presidents.

As commercial enterprises increase their presence in the domestic and overseas markets, expand into new avenues of business and are accepted by multinationals as suppliers, their demand for banking services also increases. In an progressively more competitive environment, the support strategy developed by Akbank's Commercial Banking Division is to approach companies with projects not as a mere customer to finance but as a business partner. The Division has succeeded in increasing customer satisfaction and transaction volumes in the commercial banking segment by having in-depth knowledge of its customers' businesses and identifying their difficulties, demands and requirements in a timely and accurate manner.

Akbank's Commercial Banking Division continued its growth in 2006 by increasing its market share in deposits, loan and foreign trade transactions. The number of customers increased from 15,572 in 2005 to 17,978 at the end of 2006. The amount of cash loans rose from YTL 3.7 billion in 2005 to YTL 5.4 billion, increasing by 46%.

The cross-sell ratio in the commercial banking segment was 4.5 in 2006.

Commercial Banking Products and Services

A significant engine in the growth of Turkish economy, the medium-scale enterprises continue to expand their investments, become more active in foreign markets and thus need more advanced products. Within this framework, Akbank's Commercial Banking Division has adopted a proactive new approach in commercial banking to offer a range of diverse and top quality products.

Foreseeing that corporate mergers and acquisitions shall increase in line with the positive developments in the economy, a new loan product, the Leveraged Buy-Out Loan was developed to meet the financing needs of companies. Financing support was given to customers operating in the construction industry, through Commercial Real Estate Loans (Workplace Loans, Workplace Renovation-Completion Loans and Land Purchase Loans) and for the financing of mass housing projects and shopping centers established in large provinces such as Istanbul, Ankara and Denizli.

Tourism Support, Tourism Renovation and Tourism Investment Loans are made available to companies active in the field of tourism, and Gold Loan is offered to meet the financing needs of exporting customers in the gold sector. In an effort to support Turkish agriculture, Akbank continues to cooperate with the Agricultural Products Office (TMO) to extend credit to farmers, merchants and companies delivering produce to the TMO against a receipt issued by that Office.

Specializing in foreign trade and its financing has triggered further growth of Akbank's Commercial Banking business. By focusing on developing special financial products that will increase the competitive power of customers in overseas markets, Akbank was able to achieve a growth of 48% in export transactions and 38% in import transactions. For the exporters, Akbank offers alternative financing solutions in addition to conventional financing methods such as Export Loans based on Cash Against Goods, Installment-based Export Loans, Overseas Trade Fair Support Loans, Export Loans against Letters of Guarantee, and Export Letter of Credit Discounts. Akbank also offers Export Factoring in order to facilitate export transactions. As a result of infrastructure and marketing improvements, Akbank's competitive strength in the factoring market has increased and its rank in the Factors Chain International (FCI) list has moved up by five positions in one year.

Commercial Loans


YTL Cash
(YTL billion)
Foreign Currency
Cash (US$ billion)
1.92
2.48
1.26
2.03
2005
2006
2005
2006

In keeping with its modern banking approach, Akbank does not evaluate investment projects of companies based on their financial statements, but through feasibility studies. Considering that investments especially in the fields of energy, housing, shopping centers, health and tourism are expected to augment, Akbank provides high-limit, long-term financing support to investing companies with attractive payback terms.

Furthermore in 2006, as in the past years, Akbank offered long-term investment loan alternatives to chamber members under cooperation with chambers of industry and trade in different provinces.



The Commercial Banking Division has succeeded in increasing customer satisfaction and transaction volumes in the commercial banking segment by having in-depth knowledge of its customers' businesses and identifying their difficulties, demands and requirements in a timely and accurate manner.

In addition to the traditional products offered in the competitive environment of the banking sector, Akbank also concentrated on offering derivatives. The Bank placed emphasis on Dual Currency Deposits, which provide an opportunity for earnings beyond exchange rate guarantees and deposit income. In order to meet the diverse needs of commercial customers through commercial branches, the Bank also promotes and offers for sale the products of its subsidiaries, Ak Pension Fund, Ak Leasing and Ak Securities.

In addition to these activities, Akbank was the main sponsor to organizations such as the Stars of Export - 2006 Export Incentive Awards, an event geared to provide incentives for Turkey's exporters, the 5th Industry Congress organized by the Istanbul Chamber of Industry to improve the competitive power of the Turkish industry and the 12th International Conference and Exhibition of Energy, Cogeneration and Environment Technologies, to extend support to the energy sector.

In the coming years, Akbank's Commercial Banking Business Unit will continue with activities aimed at providing high quality and speedy service to its customers through its unique approach, its commercial branch network in regions with a high concentration of commercial enterprises, specialized products and strategic partnerships.

Corporate and Commercial Loans Approval

The Corporate and Commercial Loans Approval Department processes loan applications of corporate and commercial customers as well as project and investment loans. The Department is also responsible for financial analysis, approval and monitoring processes.

In 2006, the Department has strengthened its staff in line with the requirements of the Bank and has improved its systems with a view to increasing efficiency. These efforts have accelerated the loan process and helped contribute to the provision of higher quality and speedier services to corporate and commercial customers.

The Bank uses a statistical scoring model for the rating of credit customers in line with Basel II criteria and has been carrying out activities with Finar A.Ş., the Dun & Bradstreet representative in Turkey, to improve its scorecard performance. The commercial behavior scoring model will be put into use in 2007.

The automatic monitoring system that became operational in 2006 will significantly contribute to keeping non-performing loans in the credit portfolio at a minimum by strengthening the early warning system.

Loan Policies and Regulations Department

A new department was formed to ensure uniformity in loan transactions and operations in all segments, to develop general policies and to ensure utmost compliance to regulations.


Türkiye'de ilk ve tek!
kredi ekspres
kredi ekspres
AKBANK


Ev dediğin bizden sorulur.
Bize gelen rahat rahat
ev sahibi olur...
AKBANK
BÜYÜK
KIRMIZI EV
AKBANK

Akbank, operating Turkey's second largest branch network among private banks, has more than 5.4 million retail customers. Akbank's priority is customer-focused banking.

As a result of this approach, Akbank has grouped its retail customers according to their financial needs, level of working relationship with the Bank and demographic qualities; it has differentiated its services for these customer segments. The service package it offers to retail customers who have a high asset portfolio acquired the brand name of One-to-One Banking in 2006. One-to-One Banking offers its services based on the principles of close contact with customers, custom-made solutions and privileged offers. In 2006, 155 Customer Relations Managers in 131 branches offered one-to-one services for the financial needs of customers on their portfolios. The number of customers benefiting from this special service increased by 10% in 2006 and their assets with the Bank grew by 22%.

Youth Banking, which is carried out under the brand name of exi26, is one of the basic building blocks of Akbank's long-term customer relations. Akbank aims at using exi26, which offers special services to young people between the ages of 16 and 26, to meet the financial and non-financial needs of young people and to be present in the areas that are of importance in their world. In order to reach this target, it has products and services such as Campus Branches, exi26.com, youth portal, smart cards specific to universities, Axess exi26, Neo exi26, Adrenalin Insurance and Electronic Equipment Insurance.

In addition to these services, Akbank reaches a wide range of customers through salary and tuition payments. It offers special financial services to these customers through the Salary and Parents-Teachers Association Packages.

Consumer Loans

Akbank continued its leadership 2006 in many aspects of consumer loans (car / housing loans) through creative ideas and successful self-service applications and made significant contributions to developing the sector.

Mobile Phone Credit, a system that enables one to get loans approved instantly by providing a few pieces of information only via a cellular phone, allows customers to apply for general purpose, car and housing loans and credit cards; it also enables them to get information about various housing loans. Approximately 53,000 people used loans worth YTL 213 million through the Mobile Phone Credit Scheme in 2006.

Credit Express Branches

In 2006, using its technological advantages for new products and applications, Akbank opened its Credit Express Branches which are the first examples of their kind in Turkey and which focus on consumer loans only. These branches are not involved in cash transactions but give Consumer Loan Cards instantly, a first in Turkey. Akbank plans to open more Credit Express Branches in 2007 and carry out a significant portion of its consumer loan and credit card sales through these branches.

Big Red House

Akbank offers its housing loan services under the brand name of Big Red House and continues its market leadership through its innovative applications in this area. Akbank opened its first branch for housing loans in July and took ground-breaking steps in housing loans with its product called the 'housing loan which pays for itself' and custom-made housing loans from the Mobile Phone Credit Scheme at 4440011.

In May 2006, Akbank launched www.buyukkirmiziev.com, a web site designed specifically for informing and guiding customers on housing loans.

Consumer Loans (YTL million)

	2005	2006	2006 Market share (%)
General purpose loans	1,111	1,853	10.5
Car loans	1,361	1,295	20.2
Housing loans	1,935	2,962	13.4
Total	4,407	6,110	13.2

Investment Products

At the end of 2006, Akbank owned 14 mutual funds established by Akbank and one mutual fund established by Ak Investment Fund; it also owned Akbank Private Banking's Emerging Markets Bond Fund managed by Pictet, one of Switzerland's largest private banks.

The product range was enhanced in 2006 with B type Gold Fund and S&P/IFCI Turkey A Type Akbank Stock Market Mutual Fund that invests in S&P/IFCI Turkey Index.

At the end of 2006, Akbank's market share in mutual funds was 12.8%. With this market share and a portfolio volume of YTL 2.8 billion, Akbank has the third largest portfolio in the sector. Akbank generated a significant amount of commission income from these mutual funds in the same period.

With its tiered commission scheme, Akbank enables its customers to conduct their transactions in the stock exchange through alternative distribution channels rapidly and safely and at low commission levels; it also aims at minimizing its risk and operational costs. Its share in the stock market transactions market grew from 4.41% in the previous year to 5.28% at the end of 2006.

Other Banking Services

Akbank aims at specializing and offering high quality financial services in many fields. In order to reach this objective, it offers under the same roof many other financial products and services, such as cash management, brokerage services and investment advisory, in addition to traditional banking services. The Bank's subsidiaries, namely Ak Securities, Ak Investment Fund and Ak Portfolio Management offer these services.

As an agency of Ak Emeklilik and Aksigorta, Akbank aims at completing its service range and generating new resources for commission revenue by marketing pension, life and non-life insurance products in its branches. It offers services with high added value and of high quality in the pension and life insurance branches in order to create a safer and better future for the policyholders.

Alternative Distribution Channels

A total of 2.35 million customers per month use Akbank's alternative distribution channels and 61% of the Bank's transactions are carried out on these channels.

Freedom Banking Areas

The Freedom Banking Areas in Akbank's branches contain a computer screen that gives access to www.akbank.com and a telephone that gives access to 444 25 25 Akbank Telephone Branch or 444 00 11 Mobile Phone Credit / Housing Loan Hot Line. Customers can use their debit cards to access the Internet and Telephone Branch and get information on their housing loans.

Retail and Corporate Internet Branches

Akbank has 700,000 Internet Branch customers who carry out 32% of the Bank's transactions on the Internet.

In a competition organized by New York-based Global Finance magazine in 2006, investment services offered by Akbank's Retail Internet Branch received Europe's Best Retail Internet Branch Award and Akbank's Corporate Internet Branch received Turkey's Best Corporate Internet Branch Award.

The access structure of the Corporate Internet Branch was changed, giving customers better and faster application opportunities by reorganizing the application and use processes.

Akbank, operating Turkey's second largest branch network among private banks, has more than 5.4 million retail customers.


AKBANK
BUYUK


Banka kartının ilerisi Neo!
neo
AKBANK


20 dakikada kredi cevabı veren
AKBANK
CepKredi® | 444 00 11

Akbank's Web Sites and Akbank Investor

ÖzgürBar (Free Banner), which enables users to follow personalized information about financial markets on Akbank's website, opened in February 2006 and has approximately 90,000 users.

The www.buyukkirmiziev.com web site, designed specifically to inform and guide users about Akbank's housing loan services, opened in May 2006.

In June 2006, www.akbank.com was renewed with more effective marketing and product information and reached an average of 8 million visitors per month.

Akbank Investor, which gives customers detailed information on financial markets, was renewed in September 2006. Anlık Borsa (Real Time Stock Exchange), which contains real-time stock market data, now enables users to access stock transactions at a single click through HisseAlSat (Buy/Sell Stocks) Internet Branch.

444 00 11 Mobile Phone Credit / Web Credit

Akbank started the Mobile Phone Credit Scheme in December 2005, the first of its kind in Turkey. Mobile Phone Credit Scheme was further enriched in 2006 with the addition of Axess Installment Cash Advance and Installment Debt Transfer transactions. Mobile Phone Credit set the standards for the sector and 444 00 11 became Turkey's first Consumer Credit Hot Line.

Web Credit and Fax Credit applications were developed in 2006. Global Finance, one of the world's leading finance magazines, named Akbank "Europe's Best On-line Consumer Credit" for its Web Credit application.

444 25 25 Akbank Telephone Branch

Akbank's Telephone Branch receives approximately two million calls per month. More than 57 million transactions were carried out in 2006 through the Telephone Branch.

Akbank Telephone Branch was separated into two in November in line with the different expectations of retail and corporate customers. Telephone Branch started to offer services specifically to corporate customers.

4425 Mobile Phone Branch

4425 Mobile Phone branch, an alternative distribution channel that enables banking transactions to be carried out by SMS, opened in the final quarter of 2005. 4425 Mobile Phone Branch has CepAjan (Mobile Agent), CepEkstre (Mobile Bank Statement), CepHesap (Mobile Account), CepCüzdan (Mobile Passbook) and Customer ID Line functions. It has 370,000 members and processes more than one million transactions per month.

ATMs

With 1,615 ATMs, Akbank has 10% of the market and Turkey's fifth largest ATM network. An average of 1.9 million customers per month use Akbank ATMs. Akbank is a founding member of Golden Point ATM sharing system that owns 42% of Turkey's ATMs. The ATM infrastructure was renewed in 2006; the Bank aims at using ATMs as a cross-selling tool and a marketing channel.

BTMs

Akbank has 641 BTMs in 526 branches. More than 1.2 million cash deposit transactions per month are carried out on BTMs. About 35% of the cash deposit transactions in the branches that have BTMs have now migrated to BTMs. The objective is to have at least one BTM in each branch in 2007.

Credit Cards

Akbank managed to be one of the leaders in the highly competitive credit card sector in 2006. It is one of the strongest players in the market with its Axess brand; in 2006, it grew more than the market on average and increased its turnover by 34%. It continues to offer privileged services with approximately 140,000 points of sale that are Axess members forming Turkey's largest merchant member network.

Axess started a new system in Turkey in 2006 and enabled users to earn TeknoPuan (Techno Points), in addition to chip-money, with its TeknoPuan campaign. Customers who reach a certain TeknoPuan can buy select electronic equipment with special discounts and installment schemes.





- Establish daily shopping and cash withdrawal transaction limits,
- Withdraw cash from contracted points of sale,
- Personalize Neo's design by choosing a card design from the catalogue,
- Give additional Neo cards to their children, loved ones or people to whom they make regular payments, and
- Benefit from many other functions.

There are five different Neo products, each with a different card design for different customer segments; one of the five, Neo meo was designed for 12-15 year olds and is Turkey's first textured plastic card.

Since 2005, the Platinum Mile Program, a unique program for Axess Platinum cardholders, has been giving upscale customers the opportunity to earn Mile Points, as well as chip-money, to qualify for free airplane tickets.

Innovative product qualities and services were launched in 2006 in accordance with the needs and expectations of customers.

Installment Cash Advance meets Axess cardholders' cash needs instantly through alternative distribution channels and gives them the opportunity to benefit from advantageous interest rates for installments. Installment Debt Transfer enables Axess cardholders to transfer their debt on other banks' credit cards to their Axess credit card and offers them installment opportunities at advantageous interest rates.

Offering services that facilitate customers' lives was another innovative effort implemented in 2006. The services offered as a part of Axess Assistant Services were further enriched after the launch of Axess Driver Service in February. Axess Yellow Line now offers customers much more comprehensive services.

Axess has had many success stories since it entered the market in 2001. Axess, which now has more than 3 million users, has had the following achievements since then:

2002 It won MasterCard's Europe's Fastest Growing Card Brand title.

2003 It grew by more than three times the market's growth rate with a 193% increase in turnover.

2004 The Banker gave it the Technology Award for its loyalty program.

2005 It won MasterCard's European Long-term Achievement Award with its joint card programs.

Akbank aims at improving itself continuously, meeting the consumers' ever-increasing demands and receiving more awards in the credit card market where the market dynamics change rapidly.

Neo

Akkart Ekstra, which has been in use for 16 years, was re-launched as Neo on November 21, 2006 with a new brand name, visual design and product qualities. In addition to shopping, cash withdrawal and cash deposit transactions conventional bank cards offer, Neo enables users to do the following:

- Earn chip-money while shopping and conducting banking transactions,

Credit Card Issuing Volume (YTL million)



■ Issuing Volume
□ Market Share %
13.7
14.4
10,646
14,281
2005
2006

Credit Card Loans (YTL million)



■ Loan Volume
□ Market Share %
13.8
14.7
2,346
3,121
2005
2006

SMALL BUSINESS BANKING

The Small Business Banking Unit works in line with the motto 'Your success is our success' and aims at providing small businesses with the environment of trust that they need, a variety of banking services and custom-made innovative solutions. The existing and new products of Small Business Banking Unit adopt a customer-focused approach to meet small businesses' needs from cash management to loans, from investments to international transactions and other sector-specific needs.

The Small Business Banking Unit offers 'packages' to meet all of the banking needs of its customers in different segments, sectors and regions. The cash loan volume increased by 41% and exceeded YTL 6 billion due to sector- and/or region-specific approaches, loan modules that are updated according to changing needs and marketing activities to increase loan volume. In 2006, the total number of customers exceeded 350,000 and those who used loans reached 175,000.

In 2006, the Small Business Banking Unit added product management to its Head Office organization structure that is now based on sectoral activities. Thanks to its renewed organizational structure, it focused on product development in order to provide services that are more specific to its customers and was able to better analyze customers' needs and expectations.

Akbank's Small Business Banking Unit continued to create packages for the products and services different sectors need in 2006. In addition to enriching the existing packages, other packages such as Wholesalers Package, Construction Contracting Sector Package, Private Health Sector Package, Franchise Support Package, Stationary Package and Transportation Sector Package were provided for small businesses. Furthermore, Akbank was the first bank to provide small businesses with an SME Loan Scheme, which had variable interest rates and installments. The interest rate of this loan type is adjusted according to particular market conditions.

The cross-sell ratio in small business banking was 3.4 in 2006.

Small Business Loans
(YTL million)


6,130
4,344
2,095
2004
2005
2006

Member Merchant Activities

Akbank successfully continued its work on member merchant activities and was one of the leading banks of the sector at the end of 2006 with 219,621 member businesses and 233,520 POS terminals. At the end of December 2006, Akbank increased the acquisition turnover at its member merchants by 19% and had a market share of 16.2% in December 2006.

There were significant increases in foreign card turnover and foreign exchange revenue due to the special activities that were carried out in especially tourism regions during the tourism season and that aim at increasing tourism revenues. Akbank has a 23.3% market share in foreign credit card acquisitions.

Axess strengthened its position in the market with its expanding member merchant network and consumer-focused campaigns. At the end of 2006, approximately 140,000 member businesses, i.e. an increase of 17%, offered Axess cardholders installment and award opportunities when they shopped at member merchants.

In 2006, 212 member merchant campaigns increased Axess's turnover in member businesses by 42%; Axess augmented its already strong market position further by signing agreements with the leading companies in their business lines.

Akbank's activities with Turkcell on credit and debit cards continued in 2006. Bill payment and prepaid minute loading through credit cards, debit cards, POS, Internet Branch and Call Center continue; in addition, the project to use Akbank POS terminals in CarrefourSA and ChampionSA supermarkets and BP dealers to load prepaid minutes has been implemented.

Due to the importance of customers in a more competitive environment, merchant members are now provided with an on-line reporting platform that enables them to get to know their customers better. This digital platform called "Raportal" can generate customer analyses, sales, marketing and reconciliation reports.

As a part of member merchant activities in 2006, a new product called PosNet was offered to customers. PosNet enables member merchants to use the Internet to make single payments with credit cards and to collect installment payments with Axess credit cards in an easy and secure manner and without the need for a POS terminal. This system also offers member merchants detailed cash flow reports about collections.

Activities under the Axess Interactive project were accelerated in 2006. Axess Interactive member business training programs and Axess Interactive business manager conferences reached 7,500 member business employees. In line with these activities, the award program called Axess Interactive Card for member business employees was implemented in 2006 and attracted the attention of member business employees.

Retail Credit Approval

The Retail Credit Approval Department is responsible for the allocation and monitoring of Akbank's credit cards, consumer loans and micro business credits. The Department aims at implementing the credit approval processes on the basis of minimum cost, minimum risk and maximum speed; it assesses credits based on credit decision models developed through data and statistical modeling and on business flows that fit customers' characteristics.


AKBANK

In comparison with the previous year, Akbank's Turkish Lira commercial demand deposit accounts average increased by 64% in 2006.

Akbank worked with Fair Isaac on behavioral scoring for credit cards and retail loans. As a result, limit increase, limit decrease or card cancellation decisions are taken automatically now for all cards in the Bank's portfolio.

Based on the fact that retail loans can grow more healthily through effective monitoring, a new "Monitoring Model" covering all credits was established; in addition, credit cards and retail loans are now monitored simultaneously on a customer basis.

NPLs

Akbank's NPL ratio is 2.1%; it maintains its low NPL ratio in comparison with the average ratio of 3.6% in the banking sector.

Akbank continued to maintain its prudent approach in 2006, setting aside provisions covering 100% of NPLs.

TRANSACTION BANKING

In line with Akbank's reorganization to become the Innovative Power of Turkey, the Transaction Banking Division works to create coordination and synergy between segments.

The main objectives of this Division include activities:

- To increase the Bank's demand deposits,
- To increase its interest and commission revenues,
- To acquire new customers,
- To cross-sell to existing customers,
- To develop integration activities to increase operational productivity, and
- To increase customer loyalty.

The Transaction Banking Division, which completed its first year of activity in 2006, offers its corporate banking services directly to all corporate, large commercial segment companies and institutions and it offers its services to micro enterprises, sometimes directly but mostly through regional offices and the retail branch network.

As a result of the activities carried out in 2006, Akbank accomplished the following growth targets:

- 52% in direct debiting,
- 50% in biz.card main company contracts,
- 51% in collective payment integration,
- 35% in corporate bill collection volume,
- 40% in clearinghouse and collection volumes, and
- 30% in account-to-account transfers.

In comparison with the previous year, Akbank's Turkish Lira commercial demand deposit accounts average increased by 64% in 2006 and total turnover of cash management products increased by 30%.

The Transaction Banking Division shared the contact information of 110,000 dealers / distributors / suppliers of companies with intensive collection and payment activities with 644 branches, thus ensuring that cash flows among these companies remained within the Bank.

The Division has an infrastructure that is compatible with all of the accounting software packages in Turkey and that ensures the integration of companies' collection and payment processes with banking transactions; it is also responsible for the product and infrastructure development of the Corporate Internet Branch. In 2006, the number of customers using the Corporate Internet Branch distribution channel increased by 30% and the transaction volume increased by 38% over the previous year.



AKBANK PRIVATE BANKING


Private Banking

At the end of 2006, total assets managed by Akbank Private Banking Division reached US$ 6 billion.

Akbank Private Banking started its activities in 2001 and has a total of nine dedicated branches, four of which are in Istanbul (Levent, Nişantaşı, Suadiye and Yeşilyurt) and one each in Ankara, Izmir, Bursa, Adana and Antalya. It is structured to ensure that it offers comprehensive consulting services with its specialized and experienced employees. Akbank Private Banking was set up to offer privileged services to, help with the investment decisions of and, if needed, develop custom-made solution for individuals whose investments exceed US$ 200,000.

In Akbank Private Banking's specially designed and comfortable branches, customer relations managers continuously monitor their customers' investment strategies and provide unique solutions with the principle of 'mutual trust and confidentiality with customers'. These services are delivered to customers with the support of Ak Securities' and Ak Portfolio Management's experts. Based on the fact that market conditions change constantly, reports containing all sorts of market, industry and research data are sent to customers on a regular basis.

At the end of 2006, total assets managed by Akbank Private Banking Division reached US$ 6 billion. In comparison with 2005, this corresponds to a 10% increase on a US dollar basis. The cross-sell ratio for the same period indicates that one customer owns an average of 3.8 products.

ASSET MANAGEMENT

Akbank Private Banking decided to break into segments in 2005 and set up an Asset Management Group within the Head Office in order to offer multi-faceted services to individuals and families whose assets exceed US$ 5 million. The missions of the Asset Management Group are to protect families' assets, to pass them onto future generations in the best manner possible, to increase families' assets through judicious investments and to monitor and report investments. Customer Relations Managers in this Group offer services to a maximum of 20 customers in an effort to maximize quality of service and thus customer satisfaction. In addition to investments services, customers are given the opportunity to have one-on-one meetings with Sabancı Holding's advisors on taxation, inheritance and economy; they are also offered private meeting halls and art consulting services.

Private Banking Assets
(US$ million)


5,471
6,040
2005
2006

INTERNATIONAL BANKING



In 2006, Akbank maintained its outstanding performance in foreign trade transactions and foreign borrowing activities in the area of international banking, thanks to the trust and support of its overseas correspondent banks.

With a comprehensive network of international correspondent banks, Akbank is able to offer foreign trade services to its customers in a speedy manner and at a very reasonable cost. The foreign trade transaction volume, which consists of letters of credit, letters of guarantee, payments against documents and goods, is increasing continuously. The Bank also offers its correspondent banks Turkish Lira and foreign exchange clearing services.

Akbank increased its foreign borrowing activities significantly in 2006. Akbank is able to get bilateral financing for longer periods and at better rates than many other banks due to the confidence correspondent banks have in Akbank. Akbank also used other borrowing instruments successfully in 2006.

On February 20, 2006, Akbank increased the amount of the syndicated facility of US$ 400 million signed on December 22, 2005, to US$ 500 million. On June 26, 2006, Akbank signed another syndication facility for Euro 500 million at a maturity of three years. These loans are the highest US dollar and euro loans secured in Turkey with the longest terms. Another distinctive aspect of both of these loans is that half of the loans are revolving facilities where drawdown and repayment are possible at the Bank's discretion in the amount selected for a period of three years.

On August 23, 2006, the extension option of the syndicated facility secured in 2005 was exercised and the loan was renewed at US$ 925 million. Finally, on December 12, 2006, Akbank signed a Club Deal for US$ 550 million at a two-year maturity.

Akbank was the only bank that used syndicated facilities with one, two and three year maturities in 2006. A total of 124 banks participated in these syndicated facilities. The longer maturity periods are a reconfirmation of foreign creditors' trust in both Turkey and Akbank. Akbank obtained credits at the best pricing terms and funded more than US$ 2.6 billion in total with its syndicated facilities. US$ 1.3 billion of this amount came in as fresh resources.

Akbank generated foreign funds of US$ 450 million in international markets on April 22, 2006, under a securitization scheme backed by foreign exchange transfers, workers' remittances and export and cheque revenues. Likewise, it generated foreign funds of US$ 600 million under the same program on December 15, 2006.

US$ 350 million of the transaction worth US$ 450 million and with an eight-year maturity was insured. The portions issued with and without insurance were priced at the same level. The US$ 600 million portion of the securitization deal was funded without insurance. Of this transaction, a portion of US$ 200 million has a ten-year maturity, whereas the remaining portion of US$ 400 million has a term of 7/8 years. Akbank achieved the highest non-insured securitization deal in the Turkish banking sector. The facility, obtained at a very favorable price although uninsured, is an indication of the trust international markets have in Akbank.

The securitization program backed by foreign exchange transfers, workers' remittances, export and cheque revenues reached US$ 3,150 million in a total of 22 tranches. In addition, the securitization program backed by foreign credit card receivables reached a total of US$ 1,120 million in six tranches.

TREASURY MANAGEMENT

Akbank's Treasury Management, which is regarded as one of Turkey's most successful treasury management units by many research publications of foreign institutions, consists of the Fixed Income Group, Liquidity Management, Treasury Marketing and Strategic Solutions and Derivative Instruments Units.

Fixed Income Group

As one of 12 market-maker banks designated by the Treasury Undersecretariat, Akbank is one of the most active participants in the primary and secondary markets. This Unit is one of the treasury units that play the most effective role in determining the direction markets will take, especially during the periods of market volatility.

Customer satisfaction level, which is already high due to competitive pricing and product diversity in security transactions through branches or the Internet, has increased even more due to the Securities Project implemented during the year. This project helped increase the speed, quality and efficiency of the services offered to retail and corporate investors.

Another innovation implemented last year was the use of Bloomberg Electronic Trading Terminal for Eurobond buying and selling transactions. Thanks to the use of the Electronic Trading Terminal for its competitive pricing policy in Eurobond transactions, Akbank has become the bank that achieved the highest number of transactions on this terminal in a very short period of time. Akbank strengthened its leadership position in the market even more due to the increase in the transaction volume using this terminal and the increase in efficiency attained as a result of the Securities Project.

Treasury Marketing

In line with its objective to become the leading bank in market share, Akbank adopted a customer-focused service policy and developed diverse products to meet the needs of corporate, commercial and retail customers. In addition, it intensified its dialogue with its customers, started to inform them about the market on a daily basis, strengthened its technological infrastructure to ensure that transactions are carried out faster and at competitive prices, and increased its quality of service.

The Treasury Marketing Unit benefited from the Bank's branch network to increase significantly its brokerage activities in T-bill and Eurobond trading. The Bank gained a considerable market share through its transaction volume, which increased due to the competitive pricing of Treasury Marketing Unit's customers' spot FX-TL, FX-FX, swap and forward transactions.

Liquidity Management

The Liquidity Management Unit manages the Bank's short- and long-term cash in foreign denominations and Turkish lira. The Unit uses money market transactions in order to borrow in foreign denominations or Turkish Lira if necessary, turns idle funds into investments, and uses instruments such as swap and forward contracts in order to manage the Bank's funds effectively.

The Unit determines the FX/TL quotations in the interbank market and carries out FX/TL trading transactions. In order to offer its customers the best services possible, it disseminates floating exchange rates with narrow spreads, hedging prices and competitive repo rates through its widespread branch network and other distribution channels.

Strategic Solutions and Derivatives

This new Unit is the result of Akbank's mission, vision and customer-focused approach to establish a position for itself in the rapidly developing derivatives market. The Unit offers the Bank's corporate, commercial, retail and private banking customers financial solutions according to their needs. It visits customers, carries out balance sheet analyses for corporate/commercial customers, determines private banking customers' risk/return profiles, and proposes various risk-aversive or revenue-boosting solutions that include derivate instruments in international markets.

The Forward Transactions Desk offers brokerage services on behalf of the Bank and customers on the Turkish Derivatives Exchange. The Precious Metals Desk was established to meet the specific needs of the jewellery sector. The Unit, which trades on the Istanbul Gold Exchange (IAB) has set up the infrastructure to import gold and extends its customers loans in the form of physical gold. The Strategic Solutions and Derivatives Unit also carries out the derivate transactions for the purpose of managing risks in the Bank's balance sheet.

Akbank's Treasury Management, which is regarded as one of Turkey's most successful treasury management units by many research publications of foreign institutions, consists of the Fixed Income Group, Liquidity Management, Treasury Marketing and Strategic Solutions and Derivative Instruments Units.

CAPITAL MARKETS AND OTHER FINANCIAL SERVICES


Telefon Subesi
internet Subesi

Akbank provides financial services outside the sphere of banking through its subsidiaries, Ak Securities, Ak Asset Management, Ak Investment Fund, and Ak Leasing. Branches operate as marketing outlets for products and services delivered by these subsidiaries.

Ak Securities

AKYatırım

Established in 1996 to provide brokerage services in capital markets, Ak Securities has developed rapidly and steadily since its inception. Acting in accordance with its mission of offering the widest range of products to the broadest clientele, Ak Securities has attained, as of year-end 2006, 197,453 accounts with a staff of 163 employees, and has become one of the leading brokerage houses of the country. Having achieved 5.24% of the overall transaction volume of the Istanbul Stock Exchange, it ranked fifth among the 101 brokerage houses trading on the market in 2006.

Ak Securities offers its customers investment advisory services as well as stock, bills and bonds, Akbank and Amex mutual funds, transactions in the Futures and Options Markets and repo deals. Through its International Institutional Sales Department, it provides services to foreign corporate investors in the trading of Turkish securities. Reports and Bulletins prepared periodically by the Research Department, both in Turkish and English, are distributed to domestic and foreign investors and play a crucial role in their investment decisions.

With its expert staff, the Corporate Finance Department provides counseling to domestic and foreign firms in the areas of IPOs, mergers and acquisitions, the spotting of potential strategic alliance partners and active guidance to buyers or sellers in privatization projects. Wielding a widespread network of service points, Ak Securities offers all of these services through its headquarters and 13 Ak Securities branches in Istanbul (5 branches), Ankara, Izmir, Adana, Gaziantep, Antalya, Bursa, Denizli and Kayseri, as well as 674 branches of Akbank that act as its agents and its trading rooms placed in 24 branches of Akbank.

It is also possible to access Ak Securities' services round the clock through the Internet. Reaching out to a wide investor public at www.akyatirim.com, Ak Securities publishes on its web site a daily basic analysis bulletin as well as daily and weekly bulletins, periodic balance sheet analyses, macroeconomic, industry and company reports.

Ak Asset Management

AKPortföy

Ak Asset Management was established in June 2000 as a 99.9% subsidiary of Akbank with a paid-up capital of YTL 1 million.

Ak Asset Management provides asset management services for a total of 27 portfolios belonging to its four founders; 15 belong to Akbank, one to Ak Securities, 10 to Ak Emeklilik Pension Fund and one to Ak Investment. It also provides asset management services to large-scale individual and corporate customers in accordance with their own expectations and risk/return profiles.

In terms of average annual size of managed portfolios, Ak Asset Management ranks as the second largest company in the asset management industry. The total size of the portfolios Ak Asset Management manages has reached a level of YTL 3.4 billion as of year-end 2006. Its market share in the mutual funds market at the end of the year was 12.8% and it ranked second in the market in terms of the average size of mutual fund portfolios. In the pension fund business, Ak Asset Management ranks third with a market share of 14.3%. In individual and corporate asset management services, its market share is 8.3%.

Ak Asset Management pursues a rules-based investment strategy that accords precedence to risk management in asset management processes. Basing itself on a benchmark approach, it attributes great importance to liquidity and the diversification of investment instruments in its portfolios.

Ak Asset Management strives for leadership and a pioneering role in the asset management market on the basis of its performance and its innovative product design.

Ak Investment Fund

AKYatırım
AK Yatırım Ortaklığı A. S.

Among a total number of 29 investment funds, Ak Investment Fund ranks tenth in terms of registered capital, fifth in terms of issued capital, and second in terms of portfolio size as of year-end 2006. Its market share was 9.55% at the end of 2006. Ak Investment has attained a 4.07% yield on its portfolio investments within the year. Ak Investment strives to provide a steady and balanced return to its shareholders by making use of alternative investment tools in the marketplace in the best possible manner.

Ak Leasing

AKLease

One of the first financial leasing companies to be established in Turkey, Ak Leasing is a leading actor in the industry in terms of paid-in capital, asset size and volume of transactions.

After Akbank bought all the shares of Ak Leasing in 2005, the Company's name has changed to AKLease. After having become a 100% subsidiary of Akbank, Ak Leasing has entered a path of high growth, raising its volume of transactions by 108% in 2005 and 70% in 2006, thus becoming one of the fastest growing companies in the leasing industry. The Company's net leasing receivables increased by 98% over the previous year, reaching YTL 519 million.

Ak Leasing raised its market share in the industry from 4.6% to 6.4% in 2006. Although it served large-scale companies in the beginning, after having become a 100% subsidiary of Akbank, thanks to the extensive branch network of its parent,

Ak Leasing raised its market share in the industry from 4.6% to 6.4% in 2006.

Ak Leasing has turned its focus on small- and medium-size enterprises and started to extend leasing services to all investment-making businesses across Turkey.

The advantages Ak Leasing offers to investors are as follows:

- Thanks to its strong financial position and shareholder structure, it provides investors low cost and long-term funding.
- It offers leasing services to investors all around Turkey through the nine liaison offices it has established in various regions and the extensive branch network of Akbank.
- It provides continuity in customer relations thanks to its stable and reliable organizational structure.
- It shares the knowledge accumulated by its experienced, dynamic and expert staff and provided by its shareholder with investors and offers the most appropriate and creative solutions for their investments.



Information Technology

In line with its strategy and aims and based on its principle of offering its customers and employees the most appropriate and innovative technology available, Akbank successfully completed many projects in 2006 as in previous years. Wielding the greatest POS network as well as one of the most extensive network of branches and ATM machines, Akbank has now achieved the completion of a technological infrastructure that provides the further extension of its service channels by inaugurating in 2006 the Big Red House and Credit Express branches. The Bank has steadily continued its innovative work in order to diversify the product portfolio offered to its customers. The new debit card neo and the Gold Fund, a first in Turkey, are only two examples of this approach.

In addition to completing many projects regarding channels and products, Akbank also started in 2006 a project aiming at a real time information transmission technology in its Emergency Center infrastructure.

Akbank has spent US$ 83 million in IT projects in 2006, prioritizing facility of use and extensive access to the services it renders. Akbank, under its principle of rapid, reliable and uninterrupted service provision, will continue emphasizing innovations and efficient projects that will sustain its leading position in the banking industry in the coming years.

In a market survey conducted among 910 savings deposit holders and 504 commercial deposit holders by TNS Piar in 2006, Akbank was placed first in technology use and service quality. According to this survey, Akbank is:

- The most modern and streamlined bank,
- The provider of services of the highest quality,
- The most innovative bank, and
- The most accessible bank in terms of its products and services.

Customer-focused, Efficient Operations

In the context of operational activities, the mission Akbank has set itself is to establish and manage business flows targeting high efficiency in order to achieve the best customer satisfaction possible.

The process of centralizing operations, started in previous years, continued in full speed in 2006 and 90% of Turkish lira payments made in branches have now been centralized at the Operations Center. Furthermore, the number of Regional Cheque Operating Centers, established to transfer cheques collected by branches to an electronic platform with the purpose of sending them to the Operations Center in Istanbul was increased from eight to 18. Thanks to the proximity of these centers to branches, the rate of centralization in cheque operations has reached a level of 90%.

The efficiency and competitiveness of foreign trade operations, conducted entirely in a centralized manner, were increased considerably thanks to the Integrated Foreign Trade System brought into use in 2006. Within the scope of the objective of centralizing all operations that can be taken over from the branches, branch tax payments have been transferred to the Operations Center. This application now covers all branches.

One of the most innovative practices of Akbank in the banking industry has been to meet the operational demands of its corporate and commercial customers through the Central Customer Services Department rather than the branches. This practice, a sure indicator of a customer-focused approach in operations, has increased customer satisfaction and the number of customers thus served reached 1,200 by the end of 2006.

The new branch system AKrobat, designed to raise branch employee efficiency, was steadily enhanced and, thanks to integration with the Aksigorta system, the practice of drawing insurance policies through AKrobat has started. The support unit formed at the headquarters assumed tasks such as the printing of renewed policies, their distribution and the follow-up on collections from the branches.

Within the scope of the Customer Signature and Identity Scan Project, developed with the aim of saving on labor and assuring security through easy electronic access to customer signatures, the scanning of 18.5 million documents has been completed.

The impact of all this work is noticeable with respect to both efficiency and the quality of services provided by branches. Thus, the average waiting time for a customer measured over the entire branch network has been brought down to eight minutes.

Business Intelligence Applications – ARGUS

The ARGUS system, designed as a Management Information and Decision Support System and aiming to provide its users all important criteria for the Bank's performance in the form of information ready for analysis, makes it possible to access information on a daily, weekly or monthly basis, depending on the nature of the information in question.

In this framework, ARGUS provides its users the:

- financial figures,
- customer focused indicators,
- business process related indicators,
- human resources related indicators, and
- risk indicators

of Akbank or of the relevant variable in very diverse dimensions and in conformity with the 4C objectives that forms the basis of the system (correct information, correct timing, correct format and correct target group).

The user range and number of ARGUS users increased further in 2006. Over 4,300 users now receive more than 100,000 reports and analysis documents each month through the ARGUS system. The ARGUS system contributes actively to the strategy setting, rapid decision-making and performance monitoring processes of Akbank. It will continue to serve the same purpose in 2007 with a wider information content.

The Profitability System

The use of the new Profitability System, aiming to analyze Akbank's profitability in a multi-dimensional manner, was made more efficient in the course of 2006. Within the scope of the Profitability System, the Bank's profitability is regularly analyzed in its various dimensions:

- Customer profitability
- Customer Relations Manager (CRM) profitability
- Branch profitability
- Segment and Business Unit profitability
- Product profitability

Efficiency Indicators

Operational Expenses/Average Assets (%)


3.0
2.9
3.1
2.9
2.8
2002
2003
2004
2005
2006

Cost/Income (%)


38.0
27.4
41.8
37.6
43.5
2002
2003
2004
2005
2006

On the basis of the analysis of customer, product and segment profitability, management and marketing strategies are established and actions to improve profitability further are defined and implemented. Branch and CRM profitability indicators are used as a major performance criterion at the Bank. Reports on profitability are made available to users through ARGUS.

Starting in 2006, branch performance bonuses are given out on the basis of profitability. With this application, the measurement and evaluation of branch performance has been brought into harmony with the maximization of shareholder value through the Profitability System. The results of the Profitability System have also been integrated with operational systems. Customer profitability information is now being used at diverse points with the aim of perfecting the service provided to the customer.

AkTarget

Akbank has developed the AkTarget system with the aim of maintaining its leading position and attaining maximum efficiency for each branch. By putting branches into competition with each other on scientific and objective grounds, the AkTarget system establishes the objectives of each branch automatically in a very brief period of time. It also automatically identifies the extent to which each branch should focus on each product at the branch level and provides the profit target as well as other guiding targets with the purpose of maximizing branch profitability. The AkTarget system leads branches to correct targets so as to ensure that each branch use its resources as efficiently as possible.

The Budget

The Akbank Budget (Akordeon) is prepared in an efficient manner with the help of a software that operates on a bank-wide level as well as on a branch, business unit and segment level. Each year, along with the budget, work on the strategic plan is reiterated and the Bank's long-term objectives and action plans are established.

Within the framework of the work on the budget, the targets of the business units and branches are set and profitability tables prepared. Branches and other units can monitor and analyze the comparison between their budgeted and actual figures through a single instrument with the help of the Akordeon. The Akordeon also plays an important role in productivity, cost management and monitoring processes. Expenses are budgeted in detail at the Head Office and branch levels and expenditures are effectively monitored in an organized way.



AKBANK ART CENTER

Akbank Art Center was established in 1993 to serve as a venue for cultural and artistic events that embrace all layers of society and where the best examples of diverse genres can be displayed and appreciated.

The Beyoğlu location makes it possible for audiences to enjoy exhibitions, theatre plays, concerts, workshops, conferences as well as the Akbank Short Film Festival. Akbank Art Center also organizes tours to many cities, first and foremost with the Akbank Jazz Festival and Chamber Music Ensemble concerts along with other artistic events.

Adapting Akbank's pioneering approach in banking to the arts, Akbank Art Center has made many innovative moves within its sphere of activity. The Zeynep Tanbay Dance Project, established and set in motion in 2005, is the first modern dance company to be sponsored by a private institution. The company staged its first performance on May 31, 2006, at the Istanbul International Theatre Festival and later performed in different cities around the country. The dance company has also been receiving invitations to perform at various international festivals.

The Akbank Jazz festival performed to rave audiences in three cities: Istanbul, Ankara and Izmir. Now in its 16th year, the jazz festival is the largest event of its kind in Turkey. In 2006, performances featured close to 300 prominent musicians during the ten-day event.

As a result of work to extend activities to cities other than Istanbul, Akbank Art Center is able to reach audiences in various cities around the country. The tour organized for the Children's Theatre Company visited 30 cities, the Short Film Festival was shown at 27 universities and the Production and New Generation Theatre Companies staged plays in various cities all over Anatolia.

The work of Ernest Barlach, renowned German sculptor, was exhibited at the Tophane-i Amire, sponsored by the Akbank Art Center; it attracted remarkable interest from the public. A project prepared at the Goethe Institute in conjunction with the Fine Arts Society of Mimar Sinan University was exhibited in the Hittite Museum in Ankara.

Organizing a wide range of artistic events, Akbank Art Center has been able to reach an audience of over 200,000 during 2006. In a competition organized by the daily newspaper Hürriyet, a jury made up of artists, art critics and journalists selected Akbank Art Center the second best cultural center of Turkey, just behind the top listed Atatürk Cultural Center.

Akbank fully understands that the preservation of both local and universal cultural heritage, the need to share this legacy with the new generations and support for the arts and artists is an important social responsibility. As such, Akbank extends its support of culture and the arts outside the framework of the Akbank Art Center. Akbank once again sponsored the Istanbul International Film Festival in 2006, organized by the Istanbul Foundation for Culture and Art. This sponsorship means that, in addition to the pioneering role it plays in supporting the advancement of Turkish cinema, Akbank also brings select examples of world cinema to Turkish audiences. On the basis of its cooperation with the Istanbul Foundation for Culture and Art, Akbank has presented over 200 leading films to Turkish audiences.

Akbank also tries to expose the younger generation to a taste of local and universal cultural heritage. In 2006 again, Akbank supported cultural and artistic events organized at various universities around Turkey, events such as Sabancı University's Spring Festivities or Boğaziçi University's Classical Music Concerts.

Akbank's contribution to culture and the arts extends to provinces outside of Istanbul as well. In 2006, Akbank again supported the Izmir Festival, organized by the Izmir Foundation for Culture and Art, the Ankara Çağsav Contemporary Arts Festival and the Bodrum Hadigari Jazz Festival. By participating as a sponsor of various exhibitions, Akbank has served as a bridge in the transmission of the country's cultural heritage to new generations. Akbank was also a sponsor of the exhibition entitled: The Art of the Turkish Bath and the Barber During The Ottoman Times.

Art lovers were able to see an exhibition of 203 selected works by Rodin, the great master of sculpture at Sabancı University's Sakıp Sabancı Museum. This world-class museum housed the exhibition from June 13 until September 3, 2006, through Akbank's sponsorship. Akbank is also a supporter of the Istanbul Archeological Museum and has published a book of photography displaying pictures of the artifacts at the museum. Akbank also sponsored an exhibition of these photos titled Stone and Light.

The Istanbul Bach Days, initiated in 1998, is considered by local and foreign music critics alike as a first-rate classical music festival in Turkey. Again in 2006, this festival was held under the sponsorship of Akbank.



MANAGEMENT AND CORPORATE GOVERNANCE PRACTICE

BOARD OF DIRECTORS

The Akbank Board of Directors has shaped the vision, the mission, and the short- and long-term strategic targets of Akbank clearly and comprehensibly, as explained in the Annual Report. The Articles of Association state that the duties and responsibilities of the Board of Directors are subject to the principles laid down by the provisions of the Turkish Commercial Code, the Banking Law and the provisions of the Articles of Association. The Articles of Association also make it mandatory for the Board of Directors to meet at least once a month, setting down the circumstances thereof clearly.

The Audit Board, in charge of the internal auditing system, and the Internal Control Center, in charge of the internal control system, report directly to the Board of Directors. The Board of Directors and Executive Management are responsible for the shaping of risk management policies and strategies. These policies are periodically reviewed in the light of the shifting circumstances of the market, both at the daily Assets and Liabilities Committee meetings and the meetings of the Board of Directors.

The CEO is responsible for ensuring that the diverse units of the Bank act in line with the policies and strategies established in connection with the Risk Management Process set by the Board of Directors. The internal control and the audit activities conducted at regular intervals form the necessary controls for assuring compliance with the policies and strategies.

The Members of the Board of Directors were elected in March 2004 and their term of office will expire in 2007.

Short of a legitimate excuse, all Members of the Board of Directors attend the meetings of the Board.

Members of the Board of Directors and Biographical Information

Detailed information can be found on pages 10 and 11 of the Annual Report.

Executive Management and Biographical Information

Detailed information can be found on page 11 of the Annual Report.

Auditors and Biographical Information

Detailed information can be found on pages 10 and 11 of the Annual Report.

THE AUDIT COMMITTEE

In keeping with legal practice, Akbank has an Audit Committee composed of two members of the Board of Directors. On behalf of the Board of Directors, the Audit Committee has the duty and responsibility of:

- Ensuring the efficiency and adequacy of the internal control, risk management and internal audit systems,
- Overseeing the functioning of the internal control, risk management and internal audit systems as well as the accounting and reporting systems within the framework of the relevant legislation and the coherence of the information provided,
- Making preliminary evaluations for the selection of external auditors by the Board of Directors and, after the selection has been made, monitoring the activities of the external auditors,
- Ensuring that the audit of organizations subject to the provisions of the Banking Act to consolidated internal auditing is in effect conducted accordingly and providing coordination for such,
- Reporting to the Board of Directors circumstances that may adversely affect the sustainability of the Bank's operations and/or cases of breach of legislation or internal regulations, should such circumstances or cases arise.

The Audit Committee has the duty of receiving reports from all units formed within the scope of the internal control, internal audit and risk management systems and from external auditors related to the conduct of their tasks and reporting to the Board of Directors circumstances that may adversely affect the sustainability of the Bank's operations and/or cases of breach of legislation or internal arrangements, should such circumstances or cases arise.

Short of a legitimate excuse, all Committee members attend Committee meetings.

Akın Kozanoğlu, Chairman
Aydın Günter, Member

Biographical Information regarding Members of the Audit Committee

Detailed information can be found on page 10 of the Annual Report.

The terms of office of the members of the Audit Committee have not expired.

Managers Responsible for Internal Systems and Biographical Information

Board Member in charge of Internal Auditing and Internal Control: **Özen Göksel**

Board Member in charge of Risk Management: **Akın Kozanoğlu**

Erkut Ulaş, Chairman of the Audit Board

A graduate of the Faculty of Economics of Istanbul University, Erkut Ulaş joined Akbank in 1972 as deputy internal auditor and was appointed Chairman of the Audit Board in 1985. From 1990 to 2000, he served as Executive Vice President, all the while maintaining the post of Chairman of the Audit Board and overseeing the Department for Planning and Research for a period of three and a half years. He then returned exclusively to the tasks of Chairman of the Audit Board, in keeping with the requirements of the Banking Regulation and Supervision Agency. Since 2002, Mr. Ulaş has been serving as Member of the Board of Directors of Ak Securities as well as continuing to serve for the post of Chairman of the Audit Board.

Yaşar Bozyürük, Chairman of the Internal Control Center

Mr. Bozyürük started to work for Akbank as deputy internal auditor in 1989, becoming Deputy Chairman of the Audit Board in 1995 and Chairman of the Internal Control Center in 2005. He is a graduate of the Faculty of Political Sciences of Ankara University.

Dr. Balamir Yeni, Executive Vice President Responsible for Risk Management

Balamir Yeni joined Akbank in February 2001 as Executive Vice President Responsible for Financial Coordination. A graduate of the Law Faculty of Istanbul University, Mr. Yeni has a Master's degree from the Faculty of Management of the same university and a PhD from the Faculty of Management of Istanbul Technical University.

Şebnem Tarhan, Senior Vice President, Risk Management

Ms. Tarhan started out as a dealer at the Treasury Business Unit in 1995 and become Director of Risk Management in 2003 and Vice President for Risk Management in 2006. She has a Bachelor's degree in Economics from the University of Kent (UK) and a Master's degree in finance from Macquarie University (Australia).

CREDIT COMMITTEE

In keeping with legal practice, a Credit Committee composed of two members of the Board of Directors and the CEO oversees the lending process at Akbank. The Credit Committee is the ultimate decision-making body for loan allocation that reviews each loan application processed by the Headquarters to ensure that it conforms to legal regulations, banking principles and the Bank's goals and loan policies.

A Preliminary Committee has been organized within the Headquarters to provide support to the Credit Committee, and to evaluate and screen loan proposals emanating from branches. The permanent members of this committee are the CEO and the Executive Vice President and representatives of the Credits and Marketing Divisions at senior vice president level.

The purpose of the Preliminary Committee is to increase efficiency, speed up the loan process, act as a bridge between the Credit Committee and branches, and closely monitor and direct branches by providing proper screening in line with the approval criteria of the Credit Committee.

Short of a legitimate excuse, all members attend the meetings of the Credit Committee.

Credit Committee

Erol Sabancı, Chairman (Chairman of the Board of Directors)
Özen Göksel, Member (Member of the Board of Directors, Managing Director)
Zafer Kurtul, Member (President and CEO)

Preliminary Committee

Zafer Kurtul, Chairman (President and CEO)
Nuri Aksoy, Member (Executive Vice President, Credits)
Ziya Akkurt, Member (Executive Vice President, Corporate Banking)
Ferda Besli, Member (Executive Vice President, Commercial Banking)
Cem Mengi, Member (Senior Vice President, Corporate Banking)
Ahmet Fuat Ayla, Member (Senior Vice President, Corporate and Commercial Loans Approval)

EXECUTIVE RISK COMMITTEE (ERC)

The Executive Risk Committee is responsible for establishing risk policies, determining methods for measuring and managing risk, and setting and monitoring permissible risk limits. All risk policies thus established are made into written documents and integrated into the Bank's long-term general strategy.

Short of a legitimate excuse, all members attend the meetings of the Executive Risk Committee.

Akın Kozanoğlu, Chairman (Vice Chairman of the Board of Directors and Executive Director)
Suzan Sabancı Dinçer, Member (Member of the Board of Directors and Managing Director)
Özen Göksel, Member (Member of the Board of Directors and Managing Director)
Zafer Kurtul, Member (President and CEO)
Balamir Yeni, Member (Executive Vice President, Financial Coordination)
Şebnem Tarhan, Member (Senior Vice President, Risk Management)

ASSET-LIABILITY COMMITTEE (ALCO)

ALCO meets daily and reviews the latest developments in the economy and the markets. ALCO's responsibilities include developing investment, pricing and funding strategies and making decisions concerning daily liquidity and cash management.

Short of a legitimate excuse, all members attend the meetings of the Executive Risk Committee.

Zafer Kurtul, Chairman (President and CEO)
Hayri Çulhacı, Member (Executive Vice President, Strategy and Corporate Communications)
Nuri Aksoy, Member (Executive Vice President, Credits)
Eyüp Engin, Member (Executive Vice President, International Banking)
Ziya Akkurt, Member (Executive Vice President, Corporate Banking)
Reşit Toygar, Member (Executive Vice President, Treasury)
M. Fikret Önder, Member (Executive Vice President, Private Banking)
Balamir Yeni, Member (Executive Vice President, Financial Coordination)
Hakan Binbaşgil, Member (Executive Vice President, Retail Banking)
Ferda Besli, Member (Executive Vice President, Commercial Banking)

Assessment of the Audit Committee Regarding the Functioning of the Internal Control, Internal Auditing and Risk Management Systems and Their Activities in 2006

The functions, duties and responsibilities relating to internal audit, internal control and risk management have been separated from each other in our bank and are carried out by the Audit Board, the Internal Control Center and the Risk Management Division, which, however, work in coordination with each other.

Assessing our internal systems, established so as to include all our branches and units as well as our subsidiaries subject to consolidation, and ensuring that continuity is provided for in their functioning, adequacy and efficiency are among the utmost priorities of Akbank's Board of Directors. The duties and responsibilities of the Board of Directors regarding the internal systems are exercised by the Board of Directors, the Audit Committee, the person in charge of Internal Systems related to Internal Control and Internal Auditing Activities and the person in charge of Internal Systems related to Risk Management Activities.

The Audit Board, planning and executing its activities with a risk-focused outlook, has made great contributions regarding operational and credit risk management, the conformity of activities with internal rules and external legislation, and the increase in efficiency and service quality.

While, on the one hand, the Audit Board audited our branches in a risk-focused and systematic manner, on the other hand, it also audited many of the activities of Headquarters and subsidiaries, identified breaches in branches through computer aided auditing, evaluated information and systems security through IT audits, reviewed financial statements and the accounting system through financial statement auditing, assessed transactions and activities that run counter to legislation and instructions, and served the state of security of assets and values through physical count and reconciliation.

Having been awarded the ISO 9001:2000 quality assurance certificate in 2005, the Audit Board makes extensive use of technology in all areas with the purpose of constantly developing and improving its activities, creates opportunities of certification and training for the

professional advancement of auditors, and strives to contribute to the Bank with its experienced, highly educated, skilled and competent human resources.

As a result of audits conducted in the course of 2006, no serious circumstances were identified that would adversely affect the activities of our Bank or prevent it from meeting its liabilities. It was also noted that the internal control and risk management systems work well, that activities in general bear low-risk, that financial and legal reports are accurate and that the legislation has been complied with.

In conclusion, with its risk-focused approach, skilled human resources, intense use of technology, and experienced and cautious management, our internal auditing system is efficient and successful in preventing the emergence of risks and in identifying and eliminating them.

Our bank and subsidiaries subject to consolidation have an efficiently working internal control system and a powerful internal control culture and environment. The development of the system of internal control and the designing and execution of internal control activities as part of the system are activities conducted by the Internal Control Center. The Internal Control System has adequate, experienced and qualified human resources. With the control it carries out, it plays an important part in the conduct of bank activities in an efficient, productive manner in compliance with legislation and internal rules, in the monitoring of the accuracy and integrity of the financial and management reporting process, and in keeping our risks at the minimum level.

In 2006, with its daily operational controls, the Internal Control Center contributed to the instant removal of possible risks, the compliance of the conduct of business with legislation and internal rules, and the reinforcement of a control environment.

With respect to risk management, great strides forward were made and important projects accomplished in 2006 regarding the work on the development of risk management models and the establishment of risk management systems that comply with the Basel II directives. When making strategic decisions, Akbank's Board of Directors and Executive Management assesses and takes into account in the decision-making process the work conducted in the context of risk management, including comprehensive analyses, calculations, simulations, stress tests and other kinds of work.

As a consequence of the economic fluctuations Turkey suffered in the summer of 2006, the Value at Risk (VaR) of our Bank registered a temporary rise. In keeping with developments and expectations in the market, measures were taken in the course of 2006 to increase the weight of products with lower risk in the investment portfolio composition of the Bank. The Value at Risk (VaR) is expected to present a balanced course throughout 2007. Regarding asset-liability management, on the other hand, diverse measures are being taken aiming at the hedging of the interest rate risk that derives from the structure of the balance sheet and in this context interest rate swap transactions are carried out.

In 2006, within the area of risk management activities, work was done to develop and improve the market risk model and the credit risk model adopted by the Bank in previous years and the internal model regarding asset and liability risk was completed and brought into use. As for operational risk, there are plans to put into use advanced measurement approaches in the coming period. Thanks to efforts in this area, great progress was achieved in 2006 regarding the formation of an internal loss database in compliance with the Basel II business lines and loss event categories. Hence, a great part of the advanced internal models required by Basel II has been completed successfully.

An overall assessment of the activities and functioning of internal control, internal audit and risk management systems of Akbank shows, in our opinion, that the work carried out is completely satisfactory and of high quality.

Akın Kozanoğlu
Chairman of the Audit Committee

Aydın Günter
Member of the Audit Committee

HUMAN RESOURCES

In order to ensure sustainable success for Akbank in the changing, developing and competitive business environment of the present and the future, the Bank has aimed for a strategic human resources management notion and adopted an approach that places business units as strategic business partners of human resources.

On the basis of this understanding, the mission of Akbank's Human Resources Division is to orient the organizational structure and the functioning of the Bank, and the human resources and business strategies in line with the goals of the Bank. Akbank aims to grow profitably and its prime objective is to offer its customers the highest quality service with human resources befitting the profile of a leading bank.

Recruitment

Using a Position Based Selection System, Akbank makes two different kinds of hiring, of experienced and inexperienced employees. The inexperienced are recruited to the positions of management trainee, deputy internal auditor or assistant, while the experienced are hired individually subject to the fulfillment of requirements of the post for which the individual in question is recruited. Job applications are made at www.akbank.com and all candidates are selected through exams and interviews that test for the position's competency. The persons seen fit for recruitment are given an orientation and required to attend training sessions planned for the occasion. The aim of Akbank's Human Resources is to attract the best candidates, to improve continuously organizational culture and the notion of how to conduct work, and to invest efficiently in human resources along the lines of the Bank's goals and strategies. With this purpose, in order to tap the potential of the employees to the maximum and thereby make it possible to reach the targeted business results, participatory career planning, goal- and competency-based transparent performance management, a reward system designed to encourage and support superior performance are some of the key issues focused on.

Number of Domestic Branch Employees

	2003		2004		2005		2006	
	No. of Employees	(%)	No. of Employees	(%)	No. of Employees	(%)	No. of Employees	(%)
Operational Staff	1,874	31.9	1,660	27.3	1,234	17.7	1,240	16.3
Counter Staff	2,192	37.4	2,122	34.8	2,963	42.5	3,124	41.1
Sales Staff	1,802	30.7	2,310	37.9	2,775	39.8	3,242	42.6
Total	5,868	100.0	6,092	100.0	6,972	100.0	7,606	100.0

Career Management

At Akbank career management is based on positions and the levels these positions involve. Career development is planned in two different ways, one in the form of a promotion to a higher level within the same position and the other as a change in position. The promotion to a higher level within the same position comes about within the framework of the levels included within their position as a consequence of the increase in the competencies of the employee, without involving a change in their post. A change of position, on the other hand, implies a shift in the powers and responsibilities involved in the job description. The Bank plans for flexible career paths and offers rich career opportunities for all employees.

Performance Management

Akbank implements a performance management system in which employees are evaluated according to goals, competencies and responsibilities related to their position and development areas. Action plans are determined reciprocally based on feedbacks. The Bank's strategies and goals are deployed at the individual level so that the employee can achieve successful results.

Recognition and Reward

A system of suggestions in which the creative ideas of employees are assessed and rewarded on a monthly basis and a recognition system through which those individuals and teams that make a difference are awarded are in place.

Training

As a learning organization, Akbank is a school that constantly develops its employees. Akbank acts with the awareness that only continuous improvement and learning can help sustain its leading position in the banking industry. Each employee starting to work for the Bank attends introductory training that aims at giving them the knowledge and skills required for their position. Later, in tandem with career planning, in cases of a shift in position or promotion, the employees again attend training courses designed to give them the knowledge and skills required for their new tasks. Each year a certain amount of staff is earmarked to attend the Sabancı University Executive MBA program. Employees frequently attend local and international conferences on behalf of Akbank. In 2006, an average 7.5 days of training per employee was organized.

Headcount

At year-end 2006, of the 11,435 employees that were employed by Akbank, 3,634 worked at the Headquarters, 187 at the Regional Directorates, and 7,614 in the branches. The Bank employs a further 898 as security guards. The average age of employees is 31 and 85% are university graduates.

Akbank Personnel Pension Fund Foundation

The activities of the Akbank Personnel Pension Fund Foundation were carried out successfully in 2006 both for working and retired members, especially in the sphere of health care. The various operations and assistance measures can be summarized as follows:

- Total assets of the Foundation have surpassed YTL 672 million.
- The number of member allocated pensions rose to 10,609.
- A total sum of YTL 96 million was paid out to pensioners, the disabled, widows and orphans.
- Health care assistance reached YTL 52 million in 2006, up from YTL 47 million in 2005.

RELATED-PARTY TRANSACTIONS

Related-party transactions of the Bank cover, in compliance with the Banking Act, all kinds of banking transactions that are usual within a bank and its customer and that are shaped by market conditions. Detailed information can be found in Note VII of Section 5 of the document "Publicly Announced Unconsolidated Financial Statements Together with Independent Auditor's Report at 31 December 2006".

Pursuant to the Regulations Regarding Support Services Received by Banks and Authorization of Support Services Organizations, information concerning areas of activities in which support services were received and persons and organizations from which such services were received:

The Bank receives support services from organizations deemed appropriate in the area of credit card and banking card transactions and related to loan allocation at various stages.

CORPORATE GOVERNANCE PRINCIPLES COMPLIANCE REPORT

1. Corporate Governance Practices at Akbank

In an age when competition and change are increasing at an accelerated pace, the quality of corporate governance practices has become as important as financial performance. In order to achieve our goals and sustain our tradition of excellence, we have put together the corporate values that have earned Akbank its current position, and the management practices based on these values in the form of a written document. The fundamental management principles that regulate the relationship between Akbank's management, shareholders, employees and third parties, i.e. customers, suppliers and all types of individuals and institutions the Bank does business with, are cited here below.

Integrity
In our activities and in our relationships with customers, employees, shareholders and other banks, institutions and organizations, we remain committed to the principle of integrity.

Credibility
Aware that confidence lies at the heart of banking, we provide customers, shareholders and employees with clear, comprehensible and accurate information and excellent services that mirror our promises.

Non-discrimination
We refrain from harboring prejudices against customers, suppliers, employees and shareholders based on gender, behavior, opinion or ethnic origin and under no condition or circumstance do we discriminate against anyone.

Compliance
We abide by all laws, regulations and standards.

Confidentiality
We do not share any information or details of transactions concerning our shareholders, employees, suppliers and business partners and above all personal information regarding our customers, with any person or institution, except with those authorities with which the sharing of such information is permitted by law.

Transparency
Except for information that is deemed a commercial secret and not yet disclosed to the public, we disclose to the public financial and non-financial information about the Bank promptly, accurately, thoroughly, comprehensibly and in a manner that is open to clear interpretation and easy access.

Social Responsibility
In all of the Bank's operations, practices and investments, we take into consideration the Bank's image, benefit and profitability, as well as the public interest, the improvement of the banking industry and maintenance of the confidence in the industry. We consistently attempt to comply with all legal arrangements regarding the environment, the consumer and public welfare.

In accordance with the principles of disclosure and transparency, Akbank publishes all information essential to shareholders and stakeholders on its website, provided such information is not a commercial secret. Conversely, a Corporate Portal has been established with the aim of increasing communications between employees and disbursing information promptly.

Akbank set up its Investor Relations Group in 1996 and disclosed its dividend policy to the public in 2003.

Information required by the Principles of Corporate Governance of the Capital Markets Board, Article 1.11.5 of Section II is posted on the Bank's website and regularly updated. The information includes:

- Report on Corporate Governance Principles
- Commercial registry information
- Shareholder and management structure
- Announcements regarding material disclosures
- Updated Articles of Association
- Annual reports, periodic financial statements and reports
- Agendas of General Assembly meetings and minutes of the same
- Proxy voting forms

In addition, the website also includes the Bank's vision, mission and goals, its history, the Report by the Board of Directors, Corporate Governance Principles, information about subsidiaries, previous dividend distribution and capital increase data, ratings and news about Akbank.

The Principles of Corporate Governance established by the Capital Markets Board and consisting of four major sections, are implemented by Akbank in general. Those aspects of the principles that are not implemented are explained in detail along with their justification in subsequent articles.

SECTION I - SHAREHOLDERS

2. Shareholder Relations Department

An Investor Relations Group was set up in 1996 to provide correct and timely answers to shareholder inquiries. This Group provides answers to all questions that are not commercial secrets based on the principle of equality, thus making it possible for management and the shareholder to be in constant communication.

The Investor Relations Group organizes investor visits abroad four or five times a year with senior management. It regularly prepares presentations to promote the Bank, posts them on the Bank's website and prepares quarterly press releases with detailed information for investors about the state of the Bank. Major activities of the Investor Relations Group are explained in Article 8.

In the course of 2006, the Group held meetings with approximately 400 international fund managers and three rating agencies. In addition, more than 300 e-mail inquiries from investors and analysts were answered.

Investor Relations Division
Senior Vice President: A. Cenk Göksan
Team Manager: Arbil Öztozlu
Manager: Ertan Küçükyalçın
Assistant Manager: Ela Okur
investor.relations@akbank.com
Telephone: +90 (212) 280 13 35
+90 (212) 279 07 61

3. Shareholders' Right to Information

Developments that may have an impact on the exercise of shareholders' rights are regularly announced by Akbank via the Istanbul Stock Exchange (ISE). In addition, detailed information of interest to shareholders is regularly posted on the website. Certain issues deemed to be of importance are communicated to investors and analysts by e-mail.

Queries from shareholders are replied to accurately within one hour if the information already exists and if not, most questions are answered within 24 hours; this is one of the performance criteria for the Investor Relations Department staff.

Article 44 of the Articles of Association stipulates that the General Assembly may appoint a special auditor for the inspection of certain issues if deemed necessary. It lays down the conditions under which shareholders having shares equivalent to one-twentieth of the capital are entitled to make the selection of a special auditor. There was no request for the selection of a special auditor during the period covered by this report.

4. Information on the Annual Shareholder Meetings

From January 1, 2006 - December 31, 2006, one Ordinary Shareholders Meeting and one Extraordinary Shareholders Meeting were held. The quorum for the Ordinary Shareholders Meeting was 57.03% and the quorum for the Extraordinary Shareholders Meeting was 73.68%. Stakeholders wishing to attend the meeting were able to do so. Invitations for Shareholders Meetings were placed in the Turkish Commercial Registry Gazette and a national daily. For shareholders with registered stocks, there is no specific time frame stipulated for attendance at a Shareholders Meeting. Prior to all Shareholders Meetings, the meeting date, venue and agenda are announced in the Turkish Commercial Registry Gazette, a national daily and on the Bank's website. The date and venue are also announced in the company news section of the Istanbul Stock Exchange website. The date and venue of the meeting and the provisional Annual Report are announced for shareholders at the Shareholders Service Unit, as well as at the Ankara, Adana and Izmir branches.

During the Shareholders Meeting, shareholders exercise their right to pose questions; all of their questions are answered. No motions were moved outside the agenda by shareholders during the period in question. There are no provisions in the Articles of Association stipulating that decisions such as the sale, purchase or lease of property should be taken at the Shareholders Meeting. As the Board of Directors represents the will of the shareholders, no such arrangement was deemed necessary.

According to the provisions of the Articles of Association, it is possible to vote by proxy. Pursuant to clause (a) of Article 64 of the Articles of Association, shareholders may exercise their right to vote either in person or through another shareholder. Annual Shareholders Meeting resolutions are made public to shareholders on the Istanbul Stock Exchange and Akbank websites, as well as at the Shareholders Service Unit.

5. Voting Rights and Minority Rights

No privileged voting rights are stipulated in the Articles of Association. There is no subsidiary that owns shares in the Bank and cumulative voting is not exercised.

6. Dividend Distribution Policies and Dividend Distribution Timeline

There are no privileges exercised in the sharing of the Bank's profit. Akbank's dividend distribution policy is to disburse 30-50% of the distributable profit in cash to shareholders identified in the Articles of Association; this policy has been disclosed to the public. It was made clear that this dividend policy will be implemented provided that no adverse conditions exist regarding domestic and global economic circumstances and that the Bank's capital adequacy ratio remains at the targeted level. Dividend distribution was made within the legally established timeframe.

After setting aside 5% of the profit as legal reserves and 5% of the paid-in capital to shareholders as the first dividend, up to a maximum of 2% of the remaining profit is allocated on an equal footing to the Chairman and Members of the Board of Directors. The General Assembly of Shareholders is authorized to decide whether to distribute the remaining profit entirely or partially to shareholders or to set it aside as extraordinary reserves.

Profit distribution is arranged under Article 82 of the Bank's Articles of Association, posted on Akbank's website.

7. Transfer of Shares

No provision exists in the Articles of Association that restricts share transfers.

SECTION II - DISCLOSURE AND TRANSPARENCY

8. Company Information Policy

The Bank has established an information policy that was made public in the annual report in the part on Corporate Governance Practices at Akbank under the heading Disclosure and Transparency. It has been posted on the Bank's website. In accordance with this policy, the Bank's externally audited financial results are made public via a press conference on a quarterly basis and also posted on the Bank's website.

Additionally, the Bank's website carries a Financial Announcements Schedule to inform the public in advance about information that is periodically disclosed.

Persons responsible for implementing the information policy are:

Zafer Kurtul, President and CEO

Hayri Çulhacı, Executive Vice President in charge of Strategy and Corporate Communications

9. Material Disclosures

In 2006, the Bank made a total of 101 material disclosures, including one additional disclosure. The Istanbul Stock Exchange requested the additional disclosure in question. The Bank's Level 1 ADRs are traded on the OTC market in the USA and the IOB (London Stock Exchange). Significant information that could impact on the price of ADRs (such as dividend distribution dates and amounts, capital increases) is communicated to the Securities and Exchange Commission and made public through the Bank of New York. Any information that could prove to be important is posted on the Akbank website in English. All foreign disclosures are initially made to the Istanbul Stock Exchange. No sanctions have been imposed against the Bank for not making prompt material disclosures.

10. Internet Website and Its Contents

The Bank's website can be accessed at www.akbank.com. Of the pieces of information listed in Article 1.11.5 of Section II of the Corporate Governance Principles of the Capital Markets Board, those that are included on Akbank's website are the following:

- Corporate Governance Principles Report
- Commercial registry information
- Shareholder and management structure
- Updated Articles of Association
- Material disclosures
- Annual reports, periodic financial statements and reports
- Agendas and minutes of General Meetings
- Proxy voting forms
- Frequently asked questions

In addition to information listed in Article 1.11.5 of Section II of the Corporate Governance Principles of the Capital Markets Board, topics cited in the Bank's information policy are posted on the website.

11. Disclosure of Real Person(s) as Ultimate Controlling Shareholder(s)

No real person is the ultimate controlling shareholder at the Bank, nor does anyone hold shares with a value exceeding 5% of the capital. Shareholder structure is disclosed in the annual reports and on the website.

12. Disclosure of Persons who are in a Position to Obtain Insider Information

No separate list specifying those in a position to obtain insider information is disclosed. The names of the Members of the Board of Directors and Executive Management who could be in such a position are disclosed in annual reports and on the website. In addition to these persons, the following are considered to be in a position to obtain insider information:

A. Cenk Göksan, Senior Vice President, Investor Relations Division

Atıl Özus, Senior Vice President, Financial Coordination and International Reporting Division

Arbil Öztozlu, Team Manager, Investor Relations Division

SECTION III - STAKEHOLDERS

13. Informing Stakeholders

As stated in the vision, mission and goals section of the annual report, supporting the development of employees to achieve motivation and job satisfaction is among the Bank's main goals. Akbank's written and spoken principles, code of conduct and aspects governing relationships with persons and institutions, both internal and external to the Bank, known to the entire Bank staff, have been compiled and put into written form under the title Ethics and Professional Principles. This document can be accessed on the Bank's Turkish or English website.

Ethics and Professional Principles aim to regulate the conduct and behavior of Akbank employees at all levels as well as their relationships with individuals and institutions within or outside the Bank. All employees are expected to observe this body of rules and principles, approved on September 26, 2003, by resolution No. 8783 of the Board of Directors and to comply fully with them in the performance of their duties. The employees will act with due diligence in line with basic rules and principles in any situation not included in the document cited above.

A Corporate Portal has been set up as an in-house information sharing system. All announcements are transferred from a paper medium into this system and conveyed to all employees. It is also possible to follow certain social activities via the portal. As access to all corporate information should be carried out over this system, employees can instantly access the information they seek from different entry points utilizing various key search words. This helps boost employee satisfaction and prevents loss of time and effort.

The Corporate Portal aims not only to cut costs and provide faster communications, but also to foster the development of a common corporate culture.

14. Participation of Stakeholders in Management

In order to establish efficient and effective labor relations and create team spirit, work is being carried out to increase communication among staff members. Participation in management is always encouraged and suggestions are evaluated carefully and rewarded.

15. Human Resources Policy

In a rapidly developing, ever-changing and competitive business environment, the mission of Human Resources is to shape the organizational structure of the Bank. At Akbank, this translates to the building and deploying of an effective, diverse and highly functional workforce. This goal is accomplished through policy development, implementation, evaluation and oversight and by consistently choosing the right person to fill the right position. Within this framework, we continuously enhance the development of corporate culture and knowledge of how to do business among our personnel and encourage participation in a gratifying career planning system with clear-cut goals and a competency-based performance reward program.

The Human Resources Business Unit has been organized to meet the needs and expectations of the Bank's other business units. It is able to provide support to relevant units on all issues relating to human resources.

There is also Banksis, the Bank and Insurance Employee Union, instrumental in all employee relationships. Collective bargaining agreements are undertaken between the Bank and the Union every two years to regulate pecuniary rights and other administrative issues with employees that are legally entitled to union membership.

No complaints have been received from employees concerning discrimination. This is an issue about which the Bank and the HR Business Unit are extremely sensitive, one that has been clarified to all employees within the framework of the principle of non-discrimination in the Ethical and Professional Principles manual. Akbank strives to do the utmost to make sure that such situations never occur.

16. Information about Customers and Suppliers

Relationships with customers have been taken up as a separate section in Ethical and Professional Principles. Relationships with customers should be as follows:

Our employees are aware that one of the most important factors in beating the competition is to provide the best service to the customers.

When an employee is confronted with a task, a transaction or a request that is beyond their sphere of knowledge, they will refer the issue to the person or unit in charge.

Optimally, what is needed is to create an environment where no customer needs to complain, a place where employees can deal with any problem that may arise. They do their best to solve problems, naturally within the confines of general principles and procedures of the Bank. Every attempt is made to assure that problems do not recur by taking every possible precaution.

For each transaction carried out and each service provided, employees charge interest, a commission or a fee in keeping with the Bank's procedures and communiqués. They have to record immediately and unconditionally all monetary collections.

Employees will not carry out any transactions that must be made by the customers themselves, not even armed with a power of proxy. They carry out all types of transactions made on behalf of the customer only upon the reception of clear and unambiguous instructions from the customer.

Another group of stakeholders for whom Akbank has set performance criteria are the suppliers. In order to create clear mutual understanding, the Bank shares the performance criteria with suppliers who are offered equal opportunity. Compliance of suppliers with social standards is monitored.

17. Social Responsibility

Akbank is now characterizing itself as the innovative power of Turkey. As such, it is reshaping the banking industry and introducing unprecedented products and services. According priority to many projects that will set new trends, while reinforcing the leading position of the Bank and contributing to the needs of the economy, Akbank is also continuing to implement innovative projects that bring added value to the social and cultural life of the country.

For many years, Akbank has been a supporter of the arts and the artist. Its activities along these lines are outlined in detail in the Akbank Arts Center section of this report. Its work for the "Make a Wish" Foundation is discussed in this section.

"Make a Wish" Foundation

Dedicated to fulfilling its social responsibility to the community and the country, Akbank is fully aware of its role as a model corporate citizen. Already established in over 30 countries around the world, Akbank is helping to create the "Make a Wish" Association in Turkey.

"Make a Wish" supports children fighting life-threatening diseases, never leaving them alone during the treatment process. Akbank has undertaken major sponsorship of this organization in Turkey. Regarding children as a guarantee for the future and our country, Akbank facilitates the wishes of these children, helping to make their dreams come true in magical circumstances.

Akbank voluntarily stands by the side of these children while acting as an intermediary for others who want to give support to this endeavor. To those who wish to contribute toward this goal, Akbank extends its assistance through the Internet Branch at the Invoices and Other Payments Section or the Akbank Telephone Branch at 444 25 25, free of remittance fees.

In addition, as part of its social commitment and responsibility, Akbank is environment-friendly. Thanks to the Corporate Portal, set up as a private Intranet environment for Akbank employees, sizeable savings have been made possible with regard to the consumption of paper.

No legal action has been filed against the Bank for damage inflicted to the environment.

SECTION IV - BOARD OF DIRECTORS

18. Structure and Composition of the Board of Directors and Independent Members

Erol Sabancı, Chairman of the Board of Directors and Managing Director

Akın Kozanoğlu, Vice Chairman of the Board of Directors and Executive Director

Suzan Sabancı Dinçer, Managing Director

Özen Göksel, Managing Director

Hamit Beliğ Belli, Member (On January 9, 2007, Sir Winfried Bischoff was elected to the chair vacated by Mr. Belli.)

Hikmet Bayar, Member

Aydın Günter, Member (Independent)

Yaman Törüner, Member (Independent)

Zafer Kurtul, Member, President and CEO

Members of the Board of Directors are elected for a three-year term and are presently serving on the Board.

Members of the Board of Directors have been granted power by the General Assembly to undertake transactions under Articles 334 and 335 of the Turkish Commercial Code.

There are five executive and four non-executive members on the Board.

19. Qualifications of the Members of the Board of Directors

The minimum requirements that are sought in elections for Members on the Board of Directors are identical with those listed under articles 3.1.1, 3.1.2 and 3.1.5, Part IV, of the Corporate Governance Principles of the Capital Markets Board; the relevant principles are included in the Bank's Articles of Association.

20. The Bank's Mission, Vision and Strategic Objectives

The Board of Directors has formulated Akbank's vision, mission and short- and long-term strategic objectives and has presented them in a clear and comprehensible form in this annual report. The Bank's Articles of Association stipulate that the duties and responsibilities of the Board of Directors are subject to the provisions of the Turkish Commercial Code, the Banking Law and the provisions of the Articles of Association. The Articles of Association also make it mandatory for the Board of Directors to meet at least once a month, the conditions thereof being clearly explained. At its meetings, the Board of Directors monitors the Bank's progress in light of its strategic objectives and evaluates its performance.

The Board of Directors approves the annual budget of the Bank and its strategic plan. The Board closely monitors the budgeted and the actual figures, gathers information regarding deviations and follows up on its decisions. Should there be significant deviations in macroeconomic indicators from those expected in the budget, the latter is revised and resubmitted for approval to the Board of Directors. The Board of Directors monitors strategic objectives, budget targets and the actual figures on a daily, weekly or monthly basis depending on the nature of the issues under scrutiny. Together with paper reports, the Board has access to the Bank's financial statements, various financial and non-financial indicators by customer, branch, and business unit or for the Bank as a whole through the Executive Information System.

21. Risk Management and Internal Control Mechanism

The Board of Directors and Executive Management are responsible for developing risk management policies and strategies. These policies are reviewed in the light of changing market conditions at the daily Asset-Liabilitiy Committee meetings and the monthly Executive Risk Committee meetings as well as periodically at the meetings of the Board of Directors.

The CEO is responsible for ensuring that the Bank's units operate in line with the risk management policies and strategies set by the Board of Directors. Further controls for compliance with such policies and strategies are exerted by means of internal controls and audits carried out at certain intervals.

Akbank's Board of Directors, through the Executive Risk Committee, is heavily involved in the risk management process by developing strategies, policies, limit systems and procedures to be pursued, both on a consolidated and non-consolidated basis. The Executive Risk Committee holds monthly meetings to review the Bank's position and other developments in the economy.

The Audit Board, responsible for internal audits, and the Internal Control Center, responsible for the Bank's internal control systems, reports directly to the Board of Directors.

The evaluation report of the Audit Committee is cited in the relevant section on page 45 of the annual report.

22. Duties and Responsibilities of the Members of the Board of Directors and Executives

The Bank's administrative structure and organization are regulated under Section 3 of the Articles of Association. This section also lays down the duties and responsibilities of the Board Members and executives. Pursuant to the provisions included therein, the duties and responsibilities of the Board of Directors are subject to the principles laid down in the provisions of the Turkish Commercial Code and the Banking Law and to the provisions of the Bank's Articles of Association. The Board of Directors is authorized to make decisions on matters other than those that are exclusively within the authority of the General Assembly, to use the powers of settlement, release of debt, arbitration and waiver irrevocably, and to resolve on matters that fall or are left outside the powers of the Credit Committee and the CEO or the person charged with the CEO's duties.

The Board of Directors may perform these duties itself as well as delegating all of these duties or a part thereof that it deems susceptible to and appropriate for delegation to the Credit Committee, or a Managing Director, or any committee(s) or commission(s) it is authorized to set up as per the provisions of the Articles of Association or to the Bank's CEO.

23. Working Principles of the Board of Directors

A secretariat has been set up for the purpose of informing and communicating with the Members of the Board of Directors. The Board meets twelve times a year. The agenda is determined based on evaluations by the Board of the proposals made by the CEO and according to the Bank's results. The agenda is communicated to the Members of the Board prior to the meeting. Full attendance has to be ensured when issues listed under Article 2.17.4 of section IV of the Corporate Governance Principles of the Capital Markets Board are on the agenda.

For a resolution to be passed by the Board of Directors, the necessary quorum is the presence of more than half the members of the Board of Directors. A simple majority is enough to adopt resolutions. The deliberations of the Board of Directors are regularly recorded by a secretary to be selected either from among the Members or from outside the Board. The minutes must be signed by the Members present and should there be any dissenting views regarding the resolution(s), the reason must be written down in the minutes and signed by the dissenting Member(s). The validity of the resolution(s) is predicated upon their being written up and signed. The procedure regarding the taking down of the minutes for resolutions is laid down under Articles 31 (quorum for the gathering and resolutions of the Board of Directors) and 32 (minutes of Board resolutions) of Section 3 (the administrative structure and organization of the Bank) of the Articles of Association.

No Member of the Board of Directors has a right to a weighted vote and/or veto power.

24. Doing Business with the Bank and Non-Compete Clause

Pursuant to Article 32 of the Articles of Association, members of the Board of Directors cannot undertake commercial transactions with the Bank in areas where the Bank is actively engaged either in person or by proxy, except if they have received the approval of the General Assembly. The provisions of Article 335 of the Turkish Commercial Code pertaining to the non-compete clause and the provisions of the Banking Law are reserved.

Members of Akbank's Board of Directors did not engage in any business transactions with the Bank in the course of 2006.

25. Rules of Ethics

A separate document, Ethical and Professional Principles, has been drafted by the Bank based on the seven invariable principles of corporate culture and governance (integrity, credibility, non-discrimination, compliance, confidentiality, transparency and social responsibility). It has been made available to Bank employees and to the public.

26. Number, Composition and Independence of Committees Formed by the Board of Directors

In keeping with legislation, Akbank has an Audit Committee composed of two members of the Board of Directors. Responsible for assisting the Board in its auditing and supervision activities, the Audit Committee is charged with supervising the functioning and adequacy of internal systems and also the accounting and reporting systems.

In conformity with legislation within the loan process, Akbank has a Credit Committee composed of two Board Members and the CEO. The Credit Committee is the final decision-making center for the allocation of loans, which examines loan proposals that have been processed by Headquarters and screens them on the basis of how well they correspond to legal regulations, banking principles and the Bank's own goals and loan policies.

Akbank has established an Executive Risk Committee even though there is no legal necessity for this. Akbank's Board of Directors is heavily involved in the risk management process by developing, through the offices of the Executive Risk Committee, strategies, policies, limit systems and procedures to be pursued, both on a consolidated and non-consolidated basis. The Executive Risk Committee meets once a month to review the Bank's position and other developments in the economy.

The Chairman of the Executive Risk Committee is the Vice Chairman of the Board of Directors, Akın Kozanoğlu. The members are Managing Director Suzan Sabancı Dinçer, Managing Director Özen Göksel, President and CEO Zafer Kurtul, Executive Vice President responsible for Financial Coordination Balamir Yeni, and the Bank's Risk Management Senior Vice Precident Şebnem Tarhan.

However, not a legal requirement, Akbank has an Asset-Liability Committee (ALCO) as well. Responsible for daily liquidity and cash management, ALCO meets daily to take up developments in the economy and the markets. Additionally, the development of investment, pricing and funding strategies are among the ALCO's responsibilities.

The Bank's Board of Directors did not deem necessary to form a Corporate Governance Committee, as the Board is directly preoccupied with the implementation and compliance to such principles.

27. Remuneration of the Board of Directors

Article 37 of the Articles of Association states that a monthly salary or honorarium is determined for the Members of the Board of Directors within the provisions of the Articles of Association. Ordinary Annual Shareholders Meeting resolutions explain which part of the profit is to be distributed to the Chairman and Members of the Board. Executive Members are also paid 12 monthly salaries and four bonus payments. The Board of Directors determines these salaries annually.



FINANCIAL INFORMATION AND RISK MANAGEMENT

ASSESSMENT OF THE FINANCIAL POSITION, PROFITABILITY AND DEBT SERVICING CAPABILITY

Akbank is carrying out its operations at high profitability rates and is strengthening its equity capital. A very small portion of the Bank's equity capital is tied down in fixed investments such as fixed assets and subsidiaries, with free equity capital standing at quite high levels and invested in interest-earning assets. Thanks to its effective risk management, its capital adequacy standard ratio stands significantly above the minimum set by the relevant legislation and the Bank is capable to service its debt thanks to the ample liquidity it enjoys.

Strong Capital Adequacy (as of December 31, 2006)

	BASEL I	BASEL II
Market Risk	Standard	Internal
Credit Risk	Standard	Internal
Operational Risk	-	Standard
Capital Adequacy Ratio	20.73%	23.06%

Akbank is planning to use its compliance with Basel II as a competitive advantage. Compliance with Basel II will ensure credit quality as well as asset quality at the highest level and a strong collateral structure, forming a basis for effective risk management.

RISK MANAGEMENT POLICIES

The management of risk with predictive power and professional skill has from day one been one of the most important competencies established within Akbank's corporate culture. The cautious approach pursued in the domain of risk is also consonant with long-term banking strategies.

An integral part of Akbank's operations, risk management has a direct bearing on all management units. Risk management activities require that the risk be identified, measured, aggregated and managed. Risk policies aim to analyze and monitor risk within appropriate limits.

Risk Management Principles

The fundamental principles of Akbank's risk management philosophy:

- Manage risks in a forward-looking manner and determine risks and analyze them from the beginning with the help of risk strategies, models and parameters,
- Formulate central policies and monitor the broad-based and highly diversified portfolios of the Bank,
- Establish the risk management system with a structure that is independent from business units,
- Consider the risk management system to be part of the Bank's organization and integrate it into the system,
- Report all risks,
- Manage and monitor actively market and credit risks, operational risks and other kinds of banking risks, provide for an appropriate distribution of capital among the business units,
- Be prepared for change and learning with the aim of keeping abreast of rapidly changing market conditions,
- Offer shareholders, customers and employees the maximum added value in the long-run,
- Be reliable and strong financially, establish business relations with shareholders and customers that will last for long years by creating the image of a financial institution here to stay forever in the industry, and
- Comply with Basel II and other international guidelines.

The Basel II Framework

Work is in progress for complementary projects regarding credit risk, market risk, asset and liability management risk and operational risk under the guidelines of the New Capital Accord (Basel II). In the long-run, Akbank aims to create an umbrella for risk management to identify and measure risks and report all important risk information, assessing and distributing capital within the framework of Basel II.

Key Responsibilities

The Board of Directors is in charge of the Bank's fundamental approach to risk, risk principles and the determination of its risk appetite. The Board manages risks via two important committees: the Assets and Liabilities Committee (ALCO) and the Executive Risk Committee (ERC).

Responsible for managing daily liquidity and cash management, the ALCO meets daily to take up recent developments in the economy and the markets. Among the responsibilities of the ALCO is the development of investment, pricing and funding strategies.

For its part, the ERC is charged with formulating risk policies, determining methods to measure and manage risks, and setting appropriate limits and monitoring them. All such policies formulated are put into written form and integrated into the overall long-term strategy of the Bank.

The Risk Management Group, reporting directly to ERC, is responsible for:

- Developing infrastructure systems with the aim of managing and integrating market, credit and operational risks, analyzing results and reporting on these,
- Following up Basel II and other risk management arrangements so as to make the Bank compliant, and
- Conduct relations with the Banking Regulation and Supervision Agency (BRSA), the Central Bank of the Republic of Turkey (CBRT), and other organizations in an effort to better assess the risk management system of the Bank.

The Internal Control Center and the Audit Board are responsible for ensuring compliance with policies and procedures.

Risk Categories

The most important types of risk are credit risk, market risk, operational risk and asset and liability risk.

Credit Risk

Credit risk is the risk exposure that arises from the likelihood of the failure of a customer or counterparty to meet the obligations they had earlier agreed upon. Credit risk also arises when counterparties whose credit instruments Akbank may be holding may suffer a downgrading of their rating, causing the value of those assets to fall. Inevitably inherent in all products ranging from loans placed with customers and commitments to letters of credit, credit risk is managed at Akbank with the help of detailed credit policies and procedures.

Assessing credit quality, Akbank assigns an internal rating to all borrowers and other counterparties. Risk analysis is conducted in accordance with the standards of the Basel II Advanced Internal Ratings Based Approach.

The default probability of the counterparty is calculated through the use of scoring systems formulated for diverse categories of customers. Different rating systems are established for Corporate & Commercial Loans, Small Business Loans, Consumer Credit and Credit Card Loans. The collateral structure of each portfolio is instrumental in determining the severity of loss in case default occurs. Ultimately, default probability and severity of loss values calculated on a customer basis are used in analyses of expected loss and unexpected loss over a time period and in risk-adjusted pricing decisions.

Akbank's Credit Rating System

Corporate and Commercial Loans Rating System

Designed by Dun & Bradstreet, the system was initially developed as a judgmental model, but was later transformed in 2005 into an advanced non-linear statistical model. The scorecard algorithm has an additional module that assesses holding companies.

Small Business Loans Rating System

Designed by Dun & Bradstreet, the system was developed as a judgmental model and consists of two scorecards for micro enterprises and small business sub-segments. The scorecard includes a behavioral module as well.

Consumer Credit Rating System

Designed by Fair Isaac, the system consists of application and behavioral scorecards.

Credit Cards Rating System

Designed by Fair Isaac, the system consists of application and behavioral scorecards.

Market Risk

Market risk exposure arises from fluctuations of foreign exchange rates, interest rates and market prices of shares. The market risk related to the trading portfolio is measured through the Value at Risk (VaR) approach, which takes into consideration diverse risk factors.

To calculate the VaR, Akbank uses the variance-covariance, historical simulation and Monte Carlo simulation methods. The software used for this purpose is able to make calculations based on forward efficiency curves and volatility models. The VaR model is based on the assumption of a 99% confidence interval and a 10-day retention period. VaR analyses are reported daily to senior management and are also used as a risk parameter and limit management tool for the bond portfolio. Reinforced with scenario analyses and stress testing, VaR analyses also take into consideration the impact of events and market fluctuations that are unexpected and highly improbable but engender great consequences. The outputs of the model are regularly checked by back-tests.

Operational Risk

A triple management system composed of the Risk Management Group, the Internal Control Center and the Audit Board conducts operational risk management within a system of comprehensive policies and procedures that are regularly updated in line with the products and services that are prepared, changed and improved along the lines of the Bank's structure and activities.

Operational risk is measured on a monthly basis in accordance with the Standard Method explained in Basel II and operational risk capital is calculated. In the future, the Bank plans to use advanced measurement techniques. This project is now at a very advanced stage and an operational loss database has been formed in line with the business lines and loss event categories of Basel II.

Asset and Liability Risk

Asset and liability risk is managed in accordance with decisions made at ALCO's daily/weekly meetings. The ALCO sets strategies for liquidity management, determining the position the Bank will take according to the daily movements of the interest and FX rates. The ALCO also develops hedging strategies to respond to unexpected and adverse changes.

The assessment of the Audit Committee concerning the functioning and the 2006 activities of the internal control, internal auditing and risk management systems is cited on page 45 of this annual report.

Akbank's Ratings Assigned by International Rating Agencies

The ratings assigned to Akbank by the rating agencies are presented on page 5 of this annual report.

The Importance of Preventing Money Laundering and the Financing of Terrorism

Akbank is implementing an effective strategy regarding the struggle against the Laundering of Proceeds from Illicit Activities, Black Money and the Financing of Terrorism. To this end, in addition to complete compliance with domestic legislation, the Bank pursues an approach open to international cooperation and conforms to international regulations and standards. As part of this understanding, Akbank has put its policies in written form and published "The Importance of Combating Money Laundering and the Financing of Terrorism-A Guide on Policies and Principles".

All the employees of Akbank and its subsidiaries have attended comprehensive and regular training programs that cover the handling of such risks in the banking system. Work processes are actively kept under control and supervision with the help of technological tools.

International Recognition

According to the annual Standard and Poor's Survey on Transparency and Disclosure, Akbank is the leading bank in Turkey in the areas of transparency and disclosure.

This study covered 51 publicly traded companies in three categories. The main areas assessed were ownership structure and investor relations, financial transparency and information disclosure, and Board and management structure and process.

FIVE-YEAR SUMMARY OF FINANCIAL DATA

Akbank is the first bank to:

- Publicly disclose its dividend policy (2003),
- Make public its Corporate Governance Principles in its Annual Report (2003),
- Make public its Corporate Governance Principles on its website (2004), and
- Buy back its founders' shares (2005).

Five-Year Summary of Financial Data (YTL million)

	2002*	2003*	2004*	2005	2006
Total Assets	31,718	33,565	34,913	52,450	57,273
Deposits	21,527	21,747	19,918	31,735	34,202
Loans	8,149	9,924	12,939	22,366	28,337
Shareholders' Equity	4,214	5,741	6,227	6,357	7,065
Net Profit	889	1,508	1,021	1,467	1,600

* The figures are expressed in terms of the purchasing power of the Turkish lira as of December 31, 2004.

Note: The financial information pertaining to the years 2005 and 2006 are calculated according to the Turkish Accounting Standards practice, which came into effect at year-end 2006.

STATUTORY AUDITORS' REPORT

To the General Assembly of Akbank T.A.Ş.

The Balance Sheet and the Profit and Loss Statement of the Bank have been examined and audited by us in conformity with the relevant provisions of the Banking Law (Law No. 5411) and the Articles of Association.

The position of the Bank complies entirely with the provisions of the Banking Law and other relevant legislation.

We kindly recommend a decision by the Grand Assembly to approve and certify the submitted Balance Sheet and the Profit and Loss Statement.

M. Nedim Bozfakıoğlu
Statutory Auditor

Mevlüt Aydemir
Statutory Auditor



PRICEWATERHOUSECOOPERS

Başaran Nas Yeminli Mali
Müşavirlik A.Ş.
a member of
PricewaterhouseCoopers
BJK Plaza, Süleyman Seba Caddesi
No:48 B Blok Kat 9 Akaretler
Beşiktaş 34357 İstanbul-Turkey
www.pwc.com/tr
Telephone +90 (212) 326 6060
Facsimile +90 (212) 326 6050

CONVENIENCE TRANSLATION OF THE INDEPENDENT AUDITOR'S REPORT ORIGINALLY ISSUED IN TURKISH

To the Board of Directors of Akbank T.A.Ş.;

We have been engaged to audit the accompanying unconsolidated balance sheet of Akbank T.A.Ş. ("the Bank") at 31 December 2006 and the related unconsolidated statements of income, cash flows and changes in shareholders' equity for the year then ended and a summary of significant accounting policies and other explanatory notes to the financial statements.

Disclosure for the Responsibility of the Bank's Board of Directors:

The Bank's Board of Directors is responsible for establishing and maintaining effective internal control over financial reporting to prevent the misstatements caused by error or fraud, that are material to the financial statements; and for applying appropriate accounting policies in compliance with the Regulation on Accounting Applications for Banks and Safeguarding of Documents published on the Official Gazette No. 26333 dated 1 November 2006, Turkish Accounting Standards ("TAS"), Turkish Financial Reporting Standards ("TFRS") and other regulations, interpretations and circulars published by the Banking Regulation and Supervision Agency ("the BRSA") on accounting and financial reporting principles.

Disclosure for the Responsibility of the Authorized Audit Firm:

Our responsibility, as independent auditors, is to express an opinion on these financial statements based on our audit. We planned and conducted our audit to obtain reasonable assurance as to whether the financial statements are free of material misstatement. An audit includes using the audit techniques for the purpose of obtaining evidence supporting the amounts and disclosures in the financial statements. The selection of the audit techniques is made in accordance with our professional judgment by taking the effectiveness of the controls over financial reporting into consideration and assessing the appropriateness of the applied accounting policies. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Independent Auditors' Opinion:

In our opinion, the unconsolidated financial statements present fairly, in all material respects, the financial position of Akbank T.A.Ş. at 31 December 2006 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles and standards set out by regulations in conformity with article 37 of the Banking Act No. 5411 and other regulations, interpretations and circulars published by the BRSA on accounting and financial reporting principles.

Additional paragraph for convenience translation:

Without qualifying our opinion, we draw your attention to the following matter:

As explained in detail in Note I.b. of Section Three, the effects of differences between accounting principles and standards set out by regulations in conformity with article 37 of the Banking Act No. 5411, accounting principles generally accepted in countries in which the accompanying unconsolidated financial statements are to be distributed and International Financial Reporting Standards ("IFRS") have not been quantified in the accompanying unconsolidated financial statements. Accordingly, the accompanying unconsolidated financial statements are not intended to present the financial position, results of operations and changes in financial position and cash flows in accordance with the accounting principles generally accepted in such countries and IFRS.

Başaran Nas
Yeminli Mali Müşavirlik Anonim Şirketi
a member of
PricewaterhouseCoopers

Adnan Nas, YMM

Istanbul, 20 February 2007

THE UNCONSOLIDATED FINANCIAL REPORT OF AKBANK T.A.Ş. AS OF 31 DECEMBER 2006

Address: Sabancı Center 34330, 4. Levent / İstanbul
Telephone: (0 212) 270 00 44
Fax: (0 212) 269 77 87
Website: www.akbank.com
E-mail: hizmet@akbank.com

The unconsolidated financial report includes the following sections in accordance with the "Communiqué on the Financial Statements and Related Explanation and Notes that will be made Publicly Announced" as sanctioned by the Banking Regulation and Supervision Agency.

- Section One - GENERAL INFORMATION ABOUT THE BANK
- Section Two - UNCONSOLIDATED FINANCIAL STATEMENTS OF THE BANK
- Section Three - EXPLANATIONS ON ACCOUNTING POLICIES APPLIED IN THE RELATED PERIOD
- Section Four - INFORMATION RELATED TO FINANCIAL POSITION OF THE BANK
- Section Five - EXPLANATIONS AND NOTES RELATED TO UNCONSOLIDATED FINANCIAL STATEMENTS
- Section Six - OTHER EXPLANATIONS AND NOTES
- Section Seven - EXPLANATIONS ON INDEPENDENT AUDITOR'S REPORT

The accompanying unconsolidated financial statements and notes to these financial statements which are expressed, unless otherwise stated, in thousands of New Turkish lira ("YTL"), have been prepared and presented based on the accounting books of the Bank in accordance with the Regulation on Accounting Applications for Banks and Safeguarding of Documents, Turkish Accounting Standards, Turkish Financial Reporting Standards, relating appendices and interpretations on these, and are independently audited.

20 February 2007

Erol SABANCI	Akın KOZANOĞLU	Aydın GÜNTER	Zafer KURTUL	Balamir YENİ	Atıl ÖZUS
Chairman of the Board of Directors	Head of the Audit Committee	Member of the Audit Committee	President	Executive Vice President	Senior Vice President

Contact information of the personnel in charge of addressing questions regarding this financial report.

Name-Surname / Title	:	Atıl ÖZUS / Senior Vice President
Phone No	:	(0 212) 270 00 44
Fax No	:	(0 212) 325 12 31

AKBANK T.A.Ş.
NOTES TO UNCONSOLIDATED FINANCIAL STATEMENTS AT 31 DECEMBER 2006 AND 2005
(Amounts expressed in thousands of New Turkish lira ("YTL") unless otherwise stated.)

SECTION ONE
GENERAL INFORMATION ABOUT THE BANK

I. BANK'S FOUNDATION DATE, START-UP STATUS, HISTORY REGARDING THE CHANGES IN THIS STATUS:

Akbank T.A.Ş. ("the Bank" or "Akbank") was established on 30 January 1948 as a private commercial bank, in accordance with the decision of the Council of Ministers, No. 3/6710 and authorized to perform all economic, financial and commercial activities allowed by the laws of the Turkish Republic. The status of the Bank has not changed since its foundation.

II. EXPLANATION ABOUT THE BANK'S CAPITAL STRUCTURE, SHAREHOLDERS OF THE BANK WHO ARE IN CHARGE OF THE MANAGEMENT AND/OR AUDITING OF THE BANK DIRECTLY OR INDIRECTLY, CHANGES IN THESE MATTERS (IF ANY) AND THE GROUP THE BANK BELONGS TO:

The Bank's shares have been quoted on the Istanbul Stock Exchange ("ISE") since 1990. In 1998, 4,03% of the outstanding share capital of the Bank was offered and sold in an international offering outside of Turkey in the form of Ordinary Shares and American Depository Receipt ("ADRs"). As of 31 December 2006, approximately 32% of the shares are publicly traded, including the ADRs (31 December 2005: 34%).

The major shareholder of the Bank, directly or indirectly, is Sabancı Group.

III. EXPLANATION ON THE BOARD OF DIRECTORS, MEMBERS OF THE AUDIT COMMITTEE, PRESIDENT AND EXECUTIVE VICE PRESIDENTS, IF AVAILABLE, SHARES OF THE BANK THEY POSSESS:

Title	Name	Responsibility	Education
Chairman:	Erol SABANCI	Chairman and Managing Director	Undergraduate
Board of Directors:	Akın KOZANOĞLU	Vice Chairman and Executive Director	Graduate
	Suzan SABANCI DİNÇER	Managing Director	Graduate
	Özen GÖKSEL	Managing Director	Undergraduate
	M. Hikmet BAYAR	Member	Undergraduate
	Aydın GÜNTER	Member	Undergraduate
	Yaman TÖRÜNER	Member	Undergraduate
	Zafer KURTUL	Member and CEO	Graduate
President and CEO:	Zafer KURTUL	Member and CEO	Graduate
Director of Internal Audit:	Erkut ULAŞ	Head of Internal Audit	Undergraduate
Executive Vice Presidents:	Hayri ÇULHACI	Strategy and Corporate Communications	Graduate
	Zeki TUNCAY	Support Services	Undergraduate
	Nuri AKSOY	Loans	Undergraduate
	Eyüp ENGİN	International Banking	Undergraduate

(Amounts expressed in thousands of New Turkish lira ("YTL") unless otherwise stated.)

Title	Name	Responsibility	Education
Executive Vice Presidents			
(Continued):	Ziya AKKURT	Corporate Banking	Undergraduate
	Reşit TOYGAR	Treasury	Graduate
	M. Fikret ÖNDER	Private Banking	Graduate
	Balamir YENİ	Financial Coordination	Doctorate
	Sevilay ÖZSÖZ	Operations	Undergraduate
	S. Hakan BİNBAŞGİL	Retail Banking	Graduate
	Alpaslan ÖZLÜ	Information Technology	Graduate
	Esra BOZKURT	Human Resources	Undergraduate
	Ferda BESLİ	Commercial Banking	Undergraduate
Internal Audit Committee:	Akın KOZANOĞLU	Head of the Audit Committee	Graduate
	Aydın GÜNTER	Member of the Audit Committee	Undergraduate
Auditors:	Mevlüt AYDEMİR	Auditor	Undergraduate
	Nedim BOZFAKIOĞLU	Auditor	Undergraduate

The shares of the above individuals are insignificant in the Bank.

IV. INFORMATION ON SHAREHOLDERS HAVING CONTROL SHARES:

Name/Commercial Title	Share Amounts (Nominal)	Share Percentages	Paid-in Capital (Nominal)	Unpaid Portion
Hacı Ömer Sabancı Holding A.Ş.	753.107	34,23 %	753.107	-

As explained in Note IX.a of Section Five, as of 9 January 2007, Citigroup Inc. became a 20% shareholder of the Bank.

V. EXPLANATION ON THE BANK'S SERVICE TYPE AND FIELDS OF OPERATION:

The Bank's core business activities include retail banking, corporate banking, private banking, foreign exchange, money markets, securities transactions (treasury transactions) and international banking services. In addition to regular banking operations, the Bank also provides insurance intermediary services as an agency of Aksigorta A.Ş and Ak Emeklilik A.Ş. As of 31 December 2006, the Bank has 682 branches dispersed throughout the country and 1 branch operating abroad (31 December 2005: 658 branches and 2 branches operating abroad). As of 31 December 2006, the Bank employed 12.333 people (31 December 2005: 11.186).

AKBANK T.A.Ş.

I. BALANCE SHEETS AS OF 31 DECEMBER 2006 AND 31 DECEMBER 2005

(Amounts are expressed in thousands of New Turkish Lira (YTL).)

ASSETS	Note (Section Five)	CURRENT PERIOD (31/12/2006) YTL	FC	Total	PRIOR PERIOD (31/12/2005) YTL	FC	Total
I. CASH BALANCES WITH CENTRAL BANK	(I-a)	1,494,827	3,047,940	4,542,767	2,982,118	1,797,381	4,779,499
II. FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT or (LOSS) (Net)	(I-b)	53,184	6,556,392	6,609,576	33,570	6,483,473	6,517,043
2.1 Trading Financial Assets		26,400	6,524,360	6,550,760	33,306	6,477,601	6,510,907
2.1.1 Government Debt Securities		25,882	6,524,360	6,550,242	33,123	6,477,601	6,510,724
2.1.2 Share Certificates		26	-	26	183	-	183
2.1.3 Other Marketable Securities		492	-	492	-	-	-
2.2 Financial Assets Designated at Fair Value through Profit or (Loss)		-	-	-	-	-	-
2.2.1 Government Debt Securities		-	-	-	-	-	-
2.2.2 Share Certificates		-	-	-	-	-	-
2.2.3 Other Marketable Securities		-	-	-	-	-	-
2.3 Trading Derivative Financial Assets		26,784	32,032	58,816	264	5,872	6,136
III. BANKS AND OTHER FINANCIAL INSTITUTIONS	(I-c)	1,246	2,176,156	2,177,402	247,265	1,383,531	1,630,796
IV. MONEY MARKETS		-	-	-	400,300	-	400,300
4.1 Interbank Money Market Placements		-	-	-	400,300	-	400,300
4.2 Receivables from Istanbul Stock Exchange Money Market		-	-	-	-	-	-
4.3 Receivables from Reverse Repurchase Agreements		-	-	-	-	-	-
V. AVAILABLE-FOR-SALE FINANCIAL ASSETS (Net)	(I-d)	11,036,984	2,720,067	13,757,051	12,026,517	3,007,374	15,033,891
5.1 Share Certificates		5,468	126	5,594	63,595	113	63,708
5.2 Government Debt Securities		11,031,516	2,719,941	13,751,457	11,962,922	3,007,261	14,970,183
5.3 Other Marketable Securities		-	-	-	-	-	-
VI. LOANS	(I-e)	19,707,807	8,629,134	28,336,941	14,862,706	7,503,028	22,365,734
6.1 Loans		19,707,807	8,629,134	28,336,941	14,862,706	7,503,028	22,365,734
6.2 Loans under Follow-up		564,306	29,265	593,571	336,192	20,961	357,153
6.3 Specific Provisions (-)		564,306	29,265	593,571	336,192	20,961	357,153
VII. FACTORING RECEIVABLES		-	-	-	-	-	-
VIII. HELD-TO-MATURITY SECURITIES (Net)	(I-f)	-	-	-	486,493	-	486,493
8.1 Government Debt Securities		-	-	-	486,493	-	486,493
8.2 Other Marketable Securities		-	-	-	-	-	-
IX. INVESTMENTS IN ASSOCIATES (Net)	(I-g)	-	-	-	19,268	-	19,268
9.1 Consolidated Based on Equity Method		-	-	-	-	-	-
9.2 Unconsolidated		-	-	-	19,268	-	19,268
9.2.1 Financial Investments in Associates		-	-	-	19,268	-	19,268
9.2.2 Non-Financial Investments in Associates		-	-	-	-	-	-
X. SUBSIDIARIES (Net)	(I-h)	220,673	705,688	926,361	209,763	246,226	455,989
10.1 Financial Subsidiaries		220,673	705,688	926,361	209,763	246,226	455,989
10.2 Non-Financial Subsidiaries		-	-	-	-	-	-
XI. JOINT VENTURES (Net)		-	-	-	-	-	-
11.1 Consolidated Based on Equity Method		-	-	-	-	-	-
11.2 Unconsolidated		-	-	-	-	-	-
11.2.1 Financial Joint Ventures		-	-	-	-	-	-
11.2.2 Non-Financial Joint Ventures		-	-	-	-	-	-
XII. FINANCIAL LEASE RECEIVABLES (Net)		-	-	-	-	-	-
12.1 Financial Lease Receivables		-	-	-	-	-	-
12.2 Operating Lease Receivables		-	-	-	-	-	-
12.3 Other		-	-	-	-	-	-
12.4 Unearned Income (-)		-	-	-	-	-	-
XIII. HEDGING DERIVATIVE FINANCIAL ASSETS		-	-	-	-	-	-
13.1 Fair Value Hedge		-	-	-	-	-	-
13.2 Cash Flow Hedge		-	-	-	-	-	-
13.3 Foreign Net Investment Hedge		-	-	-	-	-	-
XIV. PROPERTY AND EQUIPMENT (Net)	(I-i)	692,165	3,025	695,190	658,857	3,098	661,955
XV. INTANGIBLE ASSETS (Net)	(I-j)	34,331	-	34,331	21,218	-	21,218
15.1 Goodwill		-	-	-	-	-	-
15.2 Other		34,331	-	34,331	21,218	-	21,218
XVI. TAX ASSET		-	-	-	-	-	-
16.1 Current Tax Asset		-	-	-	-	-	-
16.2 Deferred Tax Asset	(I-k)	-	-	-	-	-	-
XVII. ASSETS HELD FOR RESALE (Net)	(I-l)	2,324	-	2,324	1,417		1,417
XVIII. OTHER ASSETS	(I-m)	90,212	100,435	190,647	60,282	15,914	76,196
TOTAL ASSETS		33,333,753	23,938,837	57,272,590	32,009,774	20,440,025	52,449,799

The accompanying explanations and notes form an integral part of these financial statements

AKBANK T.A.Ş.

I. BALANCE SHEETS AS OF 31 DECEMBER 2006 AND 31 DECEMBER 2005

(Amounts are expressed in thousands of New Turkish Lira (YTL).)

	LIABILITIES	Note (Section Five)	CURRENT PERIOD (31/12/2006) YTL	FC	Total	PRIOR PERIOD (31/12/2005) YTL	FC	Total
I.	DEPOSITS	(II-a)	19,187,921	15,013,585	34,201,506	17,556,081	14,178,888	31,734,969
II.	TRADING DERIVATIVE FINANCIAL LIABILITIES	(II-b)	16,756	29,436	46,192	599	43,370	43,969
III.	BORROWINGS	(II-c)	122,463	9,087,006	9,209,469	83,480	7,246,393	7,329,873
IV.	MONEY MARKETS		4,920,666	-	4,920,666	5,144,922	251,113	5,396,035
4.1	Funds from Interbank Money Market		-	-	-	-	-	-
4.2	Funds from Istanbul Stock Exchange Money Market		-	-	-	-	-	-
4.3	Funds Provided Under Repurchase Agreements		4,920,666	-	4,920,666	5,144,922	251,113	5,396,035
V.	MARKETABLE SECURITIES ISSUED (Net)		-	-	-	-	-	-
5.1	Bills		-	-	-	-	-	-
5.2	Asset Backed Securities		-	-	-	-	-	-
5.3	Bonds		-	-	-	-	-	-
VI.	FUNDS		-	-	-	-	-	-
VII.	MISCELLANEOUS PAYABLES		762,359	17,208	779,567	632,665	20,444	653,109
VIII.	OTHER LIABILITIES	(II-d)	293,920	162,654	456,574	213,346	73,754	287,100
IX.	FACTORING PAYABLES		-	-	-	-	-	-
X.	FINANCIAL LEASE PAYABLES (Net)	(II-e)	15,506	18,414	33,920	-	863	863
10.1	Financial Lease Payables		19,758	21,386	41,144	-	898	898
10.2	Operational Lease Payables		-	-	-	-	-	-
10.3	Other		-	-	-	-	-	-
10.4	Deferred Financial Lease Expenses (-)		4,252	2,972	7,224	-	35	35
XI.	HEDGING DERIVATIVE FINANCIAL LIABILITIES		-	-	-	-	-	-
11.1	Fair Value Hedge		-	-	-	-	-	-
11.2	Cash Flow Hedge		-	-	-	-	-	-
11.3	Foreign Net Investment Hedge		-	-	-	-	-	-
XII.	PROVISIONS	(II-f)	355,308	6,523	361,831	292,166	8,890	301,056
12.1	General Loan Loss Provision		181,233	-	181,233	124,809	-	124,809
12.2	Restructuring Provisions		-	-	-	-	-	-
12.3	Reserve for Employee Rights		54,343	-	54,343	52,707	-	52,707
12.4	Insurance Technical Provisions (Net)		-	-	-	-	-	-
12.5	Other Provisions		119,732	6,523	126,255	114,650	8,890	123,540
XIII.	TAX LIABILITY	(II-g)	197,445	23	197,468	340,987	230	341,217
13.1	Current Tax Liability		196,615	23	196,638	275,732	230	275,962
13.2	Deferred Tax Liability		830	-	830	65,255	-	65,255
XIV.	PAYABLES FOR ASSET HELD FOR RESALE		-	-	-	-	-	-
XV.	SUBORDINATED LOANS	(II-h)	-	-	-	-	4,159	4,159
XVI.	SHAREHOLDERS' EQUITY	(II-i)	7,049,051	16,346	7,065,397	6,356,621	828	6,357,449
16.1	Paid-in capital		2,200,000	-	2,200,000	1,800,005	-	1,800,005
16.2	Capital Reserves		2,055,460	16,346	2,071,806	2,647,097	26,633	2,673,730
16.2.1	Share Premium		-	-	-	-	-	-
16.2.2	Share Cancellation Profits		-	-	-	-	-	-
16.2.3	Marketable Securities Value Increase Fund	(II-j)	(146,435)	16,346	(130,089)	245,204	26,633	271,837
16.2.4	Revaluation of Property and Equipment		-	-	-	-	-	-
16.2.5	Revaluation of Intangible Fixed Assets		-	-	-	-	-	-
16.2.6	Bonus Shares Obtained from Investments in Associates, Subsidiaries and Joint Ventures		-	-	-	-	-	-
16.2.7	Hedging Funds (Effective portion)		-	-	-	-	-	-
16.2.8	Value Increase of Assets Held for Resale		-	-	-	-	-	-
16.2.9	Other Capital Reserves		2,201,895	-	2,201,895	2,401,893	-	2,401,893
16.3	Profit Reserves		1,193,399	-	1,193,399	442,727	(25,805)	416,922
16.3.1	Legal Reserves		377,280	-	377,280	255,315	-	255,315
16.3.2	Status Reserves		-	-	-	-	-	-
16.3.3	Extraordinary Reserves		791,791	-	791,791	187,412	-	187,412
16.3.4	Other Profit Reserves		24,328	-	24,328	-	(25,805)	(25,805)
16.4	Income or (Loss)		1,600,192	-	1,600,192	1,466,792	-	1,466,792
16.4.1	Prior Years' Income or (Loss)		-	-	-	-	-	-
16.4.2	Current Year Income or (Loss)		1,600,192	-	1,600,192	1,466,792	-	1,466,792
	TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		32,921,395	24,351,195	57,272,590	30,620,867	21,828,932	52,449,799

The accompanying explanations and notes form an integral part of these financial statements

AKBANK T.A.Ş.

II- INCOME STATEMENTS FOR THE PERIODS ENDED 31 DECEMBER 2006 AND 31 DECEMBER 2005

(Amounts are expressed in thousands of New Turkish Lira (YTL).)

INCOME AND EXPENSE ITEMS		Note (Section Five)	CURRENT PERIOD (01/01-31/12/2006)	PRIOR PERIOD (01/01-31/12/2005)
I.	INTEREST INCOME	(III-a)	6,586,848	5,306,708
1.1	Interest on loans	(III-a-1)	3,930,016	2,766,210
1.2	Interest Received from Reserve Requirements		147,979	89,081
1.3	Interest Received from Banks	(III-a-2)	73,315	31,238
1.4	Interest Received from Money Market Transactions		1,571	3,126
1.5	Interest Received from Marketable Securities Portfolio	(III-a-3)	2,431,024	2,415,708
1.5.1	Trading Financial Assets		552,020	434,109
1.5.2	Financial Assets at Fair Value Through Profit or (loss)		-	-
1.5.3	Available-for-sale Financial Assets		1,859,136	1,937,914
1.5.4	Held to maturity Investments		19,868	43,685
1.6	Financial Lease Income		-	-
1.7	Other Interest Income		2,943	1,345
II.	INTEREST EXPENSE	(III-b)	4,046,821	2,709,791
2.1	Interest on Deposits	(III-b-3)	3,177,288	2,106,677
2.3	Interest on Funds Borrowed	(III-b-1)	436,460	211,600
2.4	Interest Expense on Money Market Transactions		428,358	389,128
2.5	Interest on Securities Issued		-	-
2.6	Other Interest Expenses		4,715	2,386
III.	NET INTEREST INCOME (I + II)		2,540,027	2,596,917
IV.	NET FEES AND COMMISSIONS INCOME		806,921	636,367
4.1	Fees and Commissions Received		1,036,045	850,922
4.1.1	Cash Loans		75,114	80,864
4.1.2	Non-cash Loans		42,036	34,374
4.1.3	Other		918,895	735,684
4.2	Fees and Commissions Paid		229,124	214,555
4.2.1	Cash Loans		35,760	24,260
4.2.2	Non-cash Loans		149	303
4.2.3	Other		193,215	189,992
V.	DIVIDEND INCOME	(III-c)	76,145	50,344
VI.	TRADING INCOME/(LOSS) (Net)	(III-d)	56,641	262,587
6.1	Trading Gains / (Losses) on Securities		147,021	188,805
6.2	Foreign Exchange Gains / (Losses)		(90,380)	73,782
VII.	OTHER OPERATING INCOME	(III-e)	464,988	243,226
VIII.	TOTAL OPERATING INCOME (III+IV+V+VI+VII)		3,944,722	3,789,441
IX.	PROVISION FOR LOAN LOSSES AND OTHER RECEIVABLES (-)	(III-f)	430,881	347,935
X.	OTHER OPERATING EXPENSES (-)	(III-g)	1,577,279	1,330,004
XI.	NET OPERATING INCOME/(LOSS) (VIII-IX-X)		1,936,562	2,111,502
XII.	EXCESS AMOUNT RECORDED AS INCOME AFTER MERGER		-	-
XIII.	INCOME/(LOSS) FROM INVESTMENTS IN SUBSIDIARIES CONSOLIDATED BASED ON EQUITY METHOD		-	-
XIV.	INCOME/(LOSS) ON NET MONETARY POSITION		-	-
XV.	INCOME/(LOSS) BEFORE INCOME TAXES (XI+XII+XIII+XIV+XV)	(III-h)	1,936,562	2,111,502
XVI.	PROVISION FOR INCOME TAXES (±)	(III-i)	336,370	644,710
16.1	Current Tax Provision		351,948	648,952
16.2	Deferred Tax Provision		(15,578)	(4,242)
XVII.	OPERATING INCOME/(LOSS) AFTER TAXES		1,600,192	1,466,792
17.1	Discontinued Operations		-	-
17.2	Other		1,600,192	1,466,792
XVIII.	NET INCOME/(LOSS) (XV+XVI)		1,600,192	1,466,792
18.1	Income/(Loss) from the Group		1,600,192	1,466,792
18.2	Income/(Loss) from Minority Rights		-	-
	Earnings/(Loss) per share (in YTL full)		0.00727	0.00667

The accompanying explanations and notes form an integral part of these financial statements

AKBANK T.A.Ş.

III. OFF-BALANCE SHEET COMMITMENTS AT 31 DECEMBER 2006 AND 31 DECEMBER 2005

(Amounts are expressed in thousands of New Turkish Lira (YTL).)

			CURRENT PERIOD (31/12/2006)			PRIOR PERIOD (31/12/2005)		
		Note	YTL	FC	Total	YTL	FC	Total
A.	**OFF-BALANCE SHEET COMMITMENTS (I+II+III)**	**(Section Five)**	**11,641,998**	**8,354,760**	**19,996,758**	**7,903,414**	**8,333,955**	**16,237,369**
I.	**GUARANTEES AND WARRANTIES**	**(IV-a-2, 3)**	**2,115,411**	**1,803,732**	**3,919,143**	**1,635,650**	**1,912,553**	**3,548,203**
1.1.	Letters of Guarantee		2,072,302	921,047	2,993,349	1,594,744	1,003,407	2,598,151
1.1.1.	Guarantees Subject to State Tender Law		265,749	112,395	378,144	276,728	97,746	374,474
1.1.2.	Guarantees Given for Foreign Trade Operations		-	327,265	327,265	-	445,309	445,309
1.1.3.	Other Letters of Guarantee		1,806,553	481,387	2,287,940	1,318,016	460,352	1,778,368
1.2.	Bank Acceptances		15	60,799	60,814	15	49,388	49,403
1.2.1.	Import Letter of Acceptance		15	60,799	60,814	15	49,388	49,403
1.2.2.	Other Bank Acceptances		-	-	-	-	-	-
1.3.	Letters of Credit		162	773,003	773,165	102	856,122	856,224
1.3.1.	Documentary Letters of Credit		162	706,490	706,652	102	835,666	835,768
1.3.2.	Other Letters of Credit		-	66,513	66,513	-	20,456	20,456
1.4.	Prefinancing Given as Guarantee		-	-	-	-	-	-
1.5.	Endorsements		-	-	-	-	-	-
1.5.1.	Endorsements to the Central Bank of the Republic of Turkey		-	-	-	-	-	-
1.5.2.	Other Endorsements		-	-	-	-	-	-
1.6.	Securities Issue Purchase Guarantees		-	-	-	-	-	-
1.7.	Factoring Guarantees		-	-	-	-	-	-
1.8.	Other Guarantees		25,882	38,475	64,357	23,197	2,752	25,949
1.9.	Other Collaterals		17,050	10,408	27,458	17,592	884	18,476
II.	**COMMITMENTS**	**(IV-a-1)**	**6,884,832**	**725,569**	**7,610,401**	**5,856,870**	**374,198**	**6,231,068**
2.1.	Irrevocable Commitments		6,884,832	725,569	7,610,401	5,856,870	374,198	6,231,068
2.1.1.	Asset Purchase Commitments		1,000	26,617	27,617	-	18,567	18,567
2.1.2.	Deposit Purchase and Sales Commitments		-	-	-	-	-	-
2.1.3.	Share Capital Commitments to Associates and Subsidiaries		-	-	-	-	-	-
2.1.4.	Loan Granting Commitments		-	-	-	-	-	-
2.1.5.	Securities Issue Brokerage Commitments		-	-	-	-	-	-
2.1.6.	Commitments for Reserve Deposit Requirements		-	-	-	-	-	-
2.1.7.	Commitments for Cheques		1,599,262	-	1,599,262	1,390,545	-	1,390,545
2.1.8.	Tax and Fund Liabilities from Export Commitments		-	-	-	-	-	-
2.1.9.	Commitments for Credit Card Limits		5,233,690	271,785	5,505,475	4,443,352	355,631	4,798,983
2.1.10.	Receivables from Short Sale Commitments of Marketable Securities		-	-	-	-	-	-
2.1.11.	Payables for Short Sale Commitments of Marketable Securities		-	-	-	-	-	-
2.1.12.	Other Irrevocable Commitments		50,880	427,167	478,047	22,973	-	22,973
2.2.	Revocable Commitments		-	-	-	-	-	-
2.2.1.	Revocable Loan Granting Commitments		-	-	-	-	-	-
2.2.2.	Other Revocable Commitments		-	-	-	-	-	-
III.	**DERIVATIVE FINANCIAL INSTRUMENTS**	**(IV-b)**	2,641,755	5,825,459	8,467,214	410,894	6,047,204	6,458,098
3.1	Hedging Derivative Financial Instruments		-	-	-	-	-	-
3.1.1	Transactions for Fair Value Hedge		-	-	-	-	-	-
3.1.2	Transactions for Cash Flow Hedge		-	-	-	-	-	-
3.1.3	Transactions for Foreign Net Investment Hedge		-	-	-	-	-	-
3.2	Trading Transactions		2,641,755	5,825,459	8,467,214	410,894	6,047,204	6,458,098
3.2.1	Forward Foreign Currency Buy/Sell Transactions		302,672	469,437	772,109	28,272	255,583	283,855
3.2.1.1	Forward Foreign Currency Transactions-Buy		131,215	231,703	362,918	410	141,240	141,650
3.2.1.2	Forward Foreign Currency Transactions-Sell		171,457	237,734	409,191	27,862	114,343	142,205
3.2.2	Swap Transactions Related to Foreign Currency and Interest Rates		2,101,000	4,877,754	6,978,754	-	5,205,761	5,205,761
3.2.2.1	Foreign Currency Swap-Buy		-	1,769,135	1,769,135	-	2,183,570	2,183,570
3.2.2.2	Foreign Currency Swap-Sell		1,000	1,762,647	1,763,647	-	2,208,811	2,208,811
3.2.2.3	Interest Rate Swap-Buy		1,050,000	672,986	1,722,986	-	406,690	406,690
3.2.2.4	Interest Rate Swap-Sell		1,050,000	672,986	1,722,986	-	406,690	406,690
3.2.3	Foreign Currency, Interest rate and Securities Options		135,952	189,349	325,301	373,981	437,392	811,373
3.2.3.1	Foreign Currency Options-Buy		68,774	93,948	162,722	188,407	218,690	407,097
3.2.3.2	Foreign Currency Options-Sell		67,178	95,401	162,579	185,574	218,702	404,276
3.2.3.3	Interest Rate Options-Buy		-	-	-	-	-	-
3.2.3.4	Interest Rate Options-Sell		-	-	-	-	-	-
3.2.3.5	Securities Options-Buy		-	-	-	-	-	-
3.2.3.6	Securities Options-Sell		-	-	-	-	-	-
3.2.4	Foreign Currency Futures		37,951	36,062	74,013	-	-	-
3.2.4.1	Foreign Currency Futures-Buy		37,951	-	37,951	-	-	-
3.2.4.2	Foreign Currency Futures-Sell		-	36,062	36,062	-	-	-
3.2.5	Interest Rate Futures		-	-	-	-	-	-
3.2.5.1	Interest Rate Futures-Buy		-	-	-	-	-	-
3.2.5.2	Interest Rate Futures-Sell		-	-	-	-	-	-
3.2.6	Other		64,180	252,857	317,037	8,641	148,468	157,109
B.	**CUSTODY AND PLEDGES RECEIVED (IV+V+VI)**		**31,331,883**	**7,492,802**	**38,824,685**	**32,086,697**	**8,058,495**	**40,145,192**
IV.	**ITEMS HELD IN CUSTODY**		**13,056,096**	**2,118,872**	**15,174,968**	**16,013,094**	**2,518,346**	**18,531,440**
4.1.	Customer Fund and Portfolio Balances		-	-	-	-	-	-
4.2.	Investment Securities Held in Custody		9,082,679	833,027	9,915,706	8,766,097	1,923,429	10,689,526
4.3.	Cheques Received for Collection		1,649,016	28,667	1,677,683	3,744,014	26,254	3,770,268
4.4.	Commercial Notes Received for Collection		858,797	472,319	1,331,116	563,742	315,026	878,768
4.5.	Other Assets Received for Collection		-	241	241	-	234	234
4.6.	Assets Received for Public Offering		-	-	-	-	-	-
4.7.	Other Items Under Custody		1,465,604	783,329	2,248,933	2,939,241	199,090	3,138,331
4.8.	Custodians		-	1,289	1,289	-	54,313	54,313
V.	**PLEDGES RECEIVED**		**18,275,787**	**5,373,930**	**23,649,717**	**16,073,603**	**5,540,149**	**21,613,752**
5.1.	Marketable Securities		1,283,227	1,265,985	2,549,212	5,089,230	145,349	5,234,579
5.2.	Guarantee Notes		915,954	144,071	1,060,025	610,768	136,618	747,386
5.3.	Commodity		394	75,689	76,083	481	12,210	12,691
5.4.	Warranty		-	-	-	-	-	-
5.5.	Immovable		8,482,761	2,642,335	11,125,096	5,003,726	918,141	5,921,867
5.6.	Other Pledged Items		7,593,451	1,245,850	8,839,301	5,369,398	4,327,831	9,697,229
5.7.	Pledged Items-Depository		-	-	-	-	-	-
VI.	**ACCEPTED INDEPENDENT GUARANTEES AND WARRANTEES**		-	-	-	-	-	-
TOTAL OFF-BALANCE SHEET COMMITMENTS (A+B)			**42,973,881**	**15,847,562**	**58,821,443**	**39,990,111**	**16,392,450**	**56,382,561**

The accompanying explanations and notes form an integral part of these financial statements

AKBANK T.A.Ş.

IV. STATEMENTS OF CHANGES IN THE SHAREHOLDERS' EQUITY FOR THE PERIODS ENDED 31 DECEMBER 2006 AND 31 DECEMBER 2005

(Amounts are expressed in thousands of New Turkish Lira (YTL).)

		Note (Section Five)	Paid-in Capital	Adjustment to Share Capital	Share Premiums	Share Cancellation Profits	Legal Reserves	Status Reserves	Extraordinary Reserves	Other Reserves.	Current Period Net Income (Loss)	Prior Period Net Income (Loss)	Revaluation Fund	Revaluation Differences	Marketable Securities Value Increase Fund	Total Equity Except from Minority Rights	Minority Rights	Total Shareholders' Equity
	PRIOR PERIOD (31/12/2005)																	
I.	**Period Opening Balance**		1,500,000	2,551,893	-	-	160,977	-	913,760	-	1,020,528	-	5,314	-	74,519	6,226,991	-	6,226,991
II.	**Changes in Accounting Policies according to TAS 8**		-	-	-	-	-	-	(14,283)	-	-	-	(5,314)	-	32,605	13,008	-	13,008
2.1	Effects of errors		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
2.2	Effects of the Changes in Accounting Policies		-	-	-	-	-	-	(14,283)	-	-	-	(5,314)	-	32,605	13,008	-	13,008
III.	**New Balance (I+II)**		1,500,000	2,551,893	-	-	160,977	-	899,477	-	1,020,528	-	-	-	107,124	6,239,999	-	6,239,999
	Changes in the period																	
IV.	**Increase/Decrease due to the Merger**		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
V.	**Available-for-sale Investments**		-	-	-	-	-	-	-	-	-	-	-	-	164,713	164,713	-	164,713
VI.	**Hedging transactions**		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
6.1	Cash Flow Hedge		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
6.2	Foreign Investment Hedge		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
VII.	**Foreign Currency Difference**		-	-	-	-	-	-	-	(25,805)	-	-	-	-	-	(25,805)	-	(25,805)
VIII.	**Other**		-	-	-	-	-	-	5	-	-	-	-	-	-	5	-	5
	Transferred Amounts																	
IX.	**Available-for-sale Investments**		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
X.	**Hedging transactions**		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
10.1	Cash Flow Hedge		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
10.2	Foreign Investment Hedge		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
XI.	**Net Current Period Income/(Loss)**		-	-	-	-	-	-	-	-	1,466,792	-	-	-	-	1,466,792	-	1,466,792
XII.	**Profit Distribution**		-	-	-	-	94,338	-	(562,065)	-	(1,020,528)	-	-	-	-	(1,488,255)	-	(1,488,255)
12.1	Dividends Paid		-	-	-	-	-	-	-	-	(464,812)	-	-	-	-	(464,812)	-	(464,812)
12.2	Transfers to Reserves		-	-	-	-	94,338	-	461,378	-	(555,716)	-	-	-	-	-	-	-
12.3	Other		-	-	-	-	-	-	(1,023,443)	-	-	-	-	-	-	(1,023,443)	-	(1,023,443)
XIII.	**Capital Increase**		300,005	(150,000)	-	-	-	-	(150,005)	-	-	-	-	-	-	-	-	-
13.1	Cash		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
13.2	Value increase due to revaluation of property and equipment		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
13.3	Investments in associates, subsidiaries and joint ventures bonus shares obtained		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
13.4	Marketable securities value increase fund		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
13.5	Adjustment to share capital		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
13.6	Share Premium		300,000	(150,000)	-	-	-	-	(150,000)	-	-	-	-	-	-	-	-	-
13.7	Foreign Currency Difference		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
13.8	Other		5	-	-	-	-	-	(5)	-	-	-	-	-	-	-	-	-
XIV.	**Changes due to the disposal of assets**		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
XV.	**Changes due to the reclassification of assets**		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
XVI.	**Primary subordinated borrowings**		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
XVII.	**Secondary subordinated borrowings**		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
XVIII.	**Effects of changes in equity of investments in associates**		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
	Period End Balance (III to XVIII)		1,800,005	2,401,893	-	-	255,315	-	187,412	(25,805)	1,466,792	-	-	-	271,837	6,357,449	-	6,357,449
	CURRENT PERIOD (31/12/2006)																	
I.	Prior Period End Balance		1,800,005	2,401,893	-	-	255,315	-	187,412	(25,805)	1,466,792	-	-	-	271,837	6,357,449	-	6,357,449
	Changes in the period																	
II.	**Increase/Decrease due to the Merger (**)**																	-
III.	**Investments in Associates, Subsidiaries and Available-for-Sale Investments**	(II-j), (V-d)	-	-	-	-	-	-	-	-	-	-	-	-	(401,926)	(401,926)	-	(401,926)
IV.	**Hedging transactions**		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
4.1	Cash flow Hedge		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
4.2	Foreign Investment Hedge		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
V.	**Foreign Currency Difference**	(V-c)	-	-	-	-	-	-	-	50,133	-	-	-	-	-	50,133	-	50,133
VI.	**Gains from Sale of Associates and Subsidiaries**		-	-	-	-	-	-	(117,516)	-	-	-	117,516	-	-	-	-	-
	Transferred Amounts																	
VII.	**Available-for-Sale Investments**		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
VIII.	**Hedging from risky transactions**		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
8.1	Cash Flow Hedge		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
8.2	Foreign Investment Hedge		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
IX.	**Net Current Period Income**		-	-	-	-	-	-	-	-	1,600,192	-	-	-	-	1,600,192	-	1,600,192
X.	**Profit Distribution**	(V-b)	-	-	-	-	121,965	-	804,376	-	(1,466,792)	-	-	-	-	(540,451)	-	(540,451)
10.1	Dividends Paid		-	-	-	-	-	-	-	-	(540,451)	-	-	-	-	(540,451)	-	(540,451)
10.2	Transfers to Reserves		-	-	-	-	121,965	-	804,376	-	(926,341)	-	-	-	-	-	-	-
10.3	Other		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
XI.	**Capital Increase**		399,995	(199,998)	-	-	-	-	(82,481)	-	-	-	(117,516)	-	-	-	-	-
11.1	Cash		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
11.2	Value increase due to revaluation of the Plant and Equipment		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
11.3	Investments in associates, subsidiaries and joint ventures bonus shares obtained		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
11.4	Marketable securities value increase fund		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
11.5	Adjustment to share capital		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
11.6	Share Premium		399,995	(199,998)	-	-	-	-	(82,481)	-	-	-	(117,516)	-	-	-	-	-
11.7	Foreign Currency Difference		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
11.8	Other		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
XII.	**Changes due to the disposal of assets**		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
XIII.	**Changes due to the reclassification of the assets**		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
XIV.	**Primary subordinated borrowings**		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
XV.	**Secondary subordinated borrowings**		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
XVI.	**Effects of changes in equity of investments in associates**		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
	Period End Balance (I to XVI)		2,200,000	2,201,895	-	-	377,280	-	791,791	24,328	1,600,192	-	-	-	(130,089)	7,065,397	-	7,065,397

(*) The amounts for the current period under "Adjustment to Share Capital" column are presented under "Other Capital Reserves" in the financial statements.

The accompanying explanations and notes form an integral part of these financial statements

AKBANK T.A.Ş.

V. STATEMENTS OF CASH FLOWS FOR THE PERIODS ENDED 31 DECEMBER 2006 AND 31 DECEMBER 2005

(Amounts are expressed in thousands of New Turkish Lira (YTL).)

		Note (Section Five)	CURRENT PERIOD (31/12/2006)	PRIOR PERIOD (31/12/2005)
A.	CASH FLOWS FROM BANKING OPERATIONS			
1.1	Operating Profit before changes in operating assets and liabilities		2,147,618	2,209,123
1.1.1	Interest received		6,665,320	5,175,045
1.1.2	Interest paid		(4,045,749)	(2,490,252)
1.1.3	Dividend received		76,145	50,344
1.1.4	Fees and commissions received		1,036,045	850,922
1.1.5	Other income		147,021	188,805
1.1.6	Collections from previously written-off loans and other receivables		221,467	121,391
1.1.7	Payments to personnel and service suppliers		(549,848)	(421,738)
1.1.8	Taxes paid		(374,436)	(623,830)
1.1.9	Other		(1,028,347)	(641,564)
1.2	Changes in operating assets and liabilities		(826,658)	2,715,211
1.2.1	Net decrease in trading securities		52,680	(205,661)
1.2.2	Net (increase) / decrease in fair value through profit/(loss) financial assets		27,091	(2,604,137)
1.2.3	Net (increase) / decrease in due from banks and other financial institutions		1,242,305	(1,949,125)
1.2.4	Net (increase) / decrease in loans		(6,215,878)	(9,514,884)
1.2.5	Net (increase) / decrease in other assets		(120,171)	(11,440)
1.2.6	Net increase / (decrease) in bank deposits		(919,487)	1,648,633
1.2.7	Net increase / (decrease) in other deposits		3,403,082	9,883,919
1.2.8	Net increase / (decrease) in funds borrowed		1,395,076	5,552,002
1.2.9	Net increase / (decrease) in payables		-	-
1.2.10	Net increase / (decrease) in other liabilities		308,644	(84,096)
I.	Net cash provided from banking operations		1,320,960	4,924,334
B.	CASH FLOWS FROM INVESTING ACTIVITIES			
II.	Net cash provided from investing activities		323,549	(2,546,858)
2.1	Cash paid for acquisition of investments, associates and subsidiaries		(369,372)	(177,580)
2.2	Cash obtained from disposal of investments, associates and subsidiaries		26,958	6
2.3	Purchases of property and equipment		(223,117)	(101,916)
2.4	Disposals of property and equipments		68,949	9,692
2.5	Cash paid for purchase of investments available-for-sale		-	(2,277,060)
2.6	Cash obtained from sale of investments available-for-sale		497,749	-
2.7	Cash paid for purchase of investment securities		-	-
2.8	Cash obtained from sale of investment securities		322,382	-
2.9	Other		-	-
C.	CASH FLOWS FROM FINANCING ACTIVITIES			
III.	Net cash provided from financing activities		(507,394)	(1,492,888)
3.1	Cash obtained from funds borrowed and securities issued		-	-
3.2	Cash used for repayment of funds borrowed and securities issued		-	-
3.3	Issued capital instruments		-	-
3.4	Dividends paid		(540,451)	(464,812)
3.5	Payments for finance leases		(1,613)	(4,633)
3.6	Other		34,670	(1,023,443)
IV.	Effect of change in foreign exchange rate on cash and cash equivalents		-	-
V.	Net increase in cash and cash equivalents		1,137,115	884,588
VI.	Cash and cash equivalents at beginning of the year	(VI-a)	2,827,788	1,943,200
VII.	Cash and cash equivalents at end of the year	(VI-a)	3,964,903	2,827,788

The accompanying explanations and notes form an integral part of these financial statements

AKBANK T.A.Ş.

VI. PROFIT APPROPRIATION STATEMENT

(Amounts are expressed in thousands of New Turkish Lira (YTL).)

		CURRENT PERIOD (31/12/2006)	PRIOR PERIOD (31/12/2005)
I.	DISTRIBUTION OF CURRENT YEAR INCOME		
1.1	CURRENT YEAR INCOME	1,936,562	2,111,502
1.2	TAXES AND DUTIES PAYABLE (-)	336,370	644,710
1.2.1	Corporate Tax (Income tax)	336,370	644,710
1.2.2	Income withholding tax	-	-
1.2.3	Other taxes and duties	-	-
A.	NET INCOME FOR THE YEAR (1.1-1.2)	1,600,192	1,466,792
1.3	PRIOR YEAR LOSSES (-)	-	-
1.4	FIRST LEGAL RESERVES (-)	-	71,915
1.5	OTHER STATUTORY RESERVES (-)	-	-
B.	NET INCOME AVAILABLE FOR DISTRIBUTION [(A+(1.3+1.4+1.5)]	1,600,192	1,394,877
1.6	FIRST DIVIDEND TO SHAREHOLDERS (-)	-	90,000
1.6.1	To Owners of Ordinary Shares	-	90,000
1.6.2	To Owners of Privileged Shares	-	-
1.6.3	To Owners of Preferred Shares	-	-
1.6.4	To Profit Sharing Bonds	-	-
1.6.5	To Holders of Profit and (Loss) Sharing Certificates	-	-
1.7	DIVIDENDS TO PERSONNEL (-)	-	-
1.8	DIVIDENDS TO BOARD OF DIRECTORS (-)	-	450
1.9	SECOND DIVIDEND TO SHAREHOLDERS (-)	-	450,001
1.9.1	To Owners of Ordinary Shares	-	450,001
1.9.2	To Owners of Privileged Shares	-	-
1.9.3	To Owners of Preferred Shares	-	-
1.9.4	To Profit Sharing Bonds	-	-
1.9.5	To Holders of Profit and (Loss) Sharing Certificates	-	-
1.10	SECOND LEGAL RESERVES (-)	-	50,050
1.11	STATUTORY RESERVES (-)	-	-
1.12	EXTRAORDINARY RESERVES	-	804,376
1.13	OTHER RESERVES	-	-
1.14	SPECIAL FUNDS	-	-
II.	DISTRIBUTION OF RESERVES		
2.1	APPROPRIATED RESERVES	-	-
2.2	SECOND LEGAL RESERVES (-)	-	-
2.3	DIVIDENDS TO SHAREHOLDERS (-)	-	-
2.3.1	To owners of ordinary shares	-	-
2.3.2	To owners of privileged shares	-	-
2.3.3	To owners of preferred shares	-	-
2.3.4	To profit sharing bonds	-	-
2.3.5	To holders of profit and (loss) sharing certificates	-	-
2.4	DIVIDENDS TO PERSONNEL (-)	-	-
2.5	DIVIDENDS TO BOARD OF DIRECTORS (-)	-	-
III.	EARNINGS PER SHARE (*)		
3.1	TO OWNERS OF ORDINARY SHARES	0.007	0.007
3.2	TO OWNERS OF ORDINARY SHARES (%)	0.7	0.7
3.3	TO OWNERS OF PRIVILEGED SHARES	-	-
3.4	TO OWNERS OF PRIVILEGED SHARES (%)	-	-
IV.	DIVIDEND PER SHARE		
4.1	TO OWNERS OF ORDINARY SHARES	-	-
4.2	TO OWNERS OF ORDINARY SHARES (%)	-	-
4.3	TO OWNERS OF PRIVILEGED SHARES	-	-
4.4	TO OWNERS OF PRIVILEGED SHARES (%)	-	-

(*) Amounts are expressed in YTL.

NOTE: Authorised body for profit appropriation of the current period is the General Assemby. On the preparation date of these financial statements, yearly ordinary meeting of the General Assembly has not been held yet.

The accompanying explanations and notes form an integral part of these financial statements

SECTION THREE
ACCOUNTING POLICIES

I. BASIS OF PRESENTATION

a. The preparation of the financial statements and related notes and explanations in accordance with the Turkish Accounting Standards and Regulation on the Principles and Procedures Regarding Banks' Accounting Application and Keeping Documents:

The unconsolidated financial statements are prepared in accordance with the "Regulation on Accounting Applications for Banks and Safeguarding of Documents" published in the Official Gazette No. 26333 dated 1 November 2006, which refers to "Turkish Accounting Standards" ("TAS") and "Turkish Financial Reporting Standards" ("TFRS") issued by the "Turkish Accounting Standards Board" ("TASB") and additional explanations and notes related to them. The Bank maintains its books in Turkish lira in accordance with the Banking Act, Turkish Commercial Code and Turkish tax legislation.

The unconsolidated financial statements have been prepared in YTL, under the historical cost convention except for the financial assets and liabilities carried at fair value.

The preparation of unconsolidated financial statements in conformity with TAS requires the use of certain critical accounting estimates by the Bank management to exercise its judgment on the assets and liabilities of the balance sheet and contingent issues as of the balance sheet date. These estimates are being reviewed regularly and, when necessary, suitable corrections are made and the effects of these corrections are reflected to the income statement.

b. Explanation for convenience translation into English:

The differences between accounting principles, as described in these preceding paragraphs and accounting principles generally accepted in countries in which unconsolidated financial statements are to be distributed and International Financial Reporting Standards ("IFRS") have not been quantified in these unconsolidated financial statements. Accordingly, these unconsolidated financial statements are not intended to present the financial position, results of operations and changes in financial position and cash flows in accordance with the accounting principles generally accepted in such countries and IFRS.

c. Explanations on first-time adoption of TAS:

The Bank has prepared its financial statements in accordance with TAS as of 31 December 2006 for the first time. According to the "Turkish Financial Reporting Standard Regarding the First-time Adoption of Turkish Financial Reporting Standards" ("TFRS 1") the effects of adoption of TAS are also reflected to the comparatives of these financial statements as of 31 December 2005 by adjusting the opening balance sheet as of 1 January 2005. Accordingly; the effects of related adjustments are accounted in "Shareholders' Equity" under "Extraordinary Reserves" account.

(Amounts expressed in thousands of New Turkish lira ("YTL") unless otherwise stated.)

I. BASIS OF PRESENTATION (CONTINUED):

1. Reconciliation of the net income reported under previous accounting principles in the latest annual financial statements to profit under TAS for the same period:

	31 December 2005
Net Income Reported Before the Adoption of TAS	1.438.294
Reserve for Employee Rights	(4.100)
Financial Assets Valuation Differences	7.628
Immovable and Investment Sale Profits	3.747
Foreign Currency Differences of Foreign Investment in Associates and Subsidiaries	25.805
Deferred Tax Effect	(4.582)
Total Effect on Profit Before the adoption of TAS	28.498
Net Income After the Adoption of TAS	1.466.792

2. Reconciliation of shareholders' equity reported under previous accounting principles to shareholders' equity under TAS:

	31 December 2005	1 January 2005
Shareholders' Equity Before the Adoption of TAS	6.353.219	6.226.991
Reserve for Employee Rights	(36.360)	(32.260)
Financial Assets at Fair Value Through Profit or Loss Valuation Differences	33.105	25.477
Available-for-Sale Financial Assets Valuation Differences	24.881	32.605
Deferred Tax Effect	(17.396)	(12.814)
Total Effect on Shareholders' Equity Before the Adoption of TAS	4.230	13.008
Shareholders' Equity After TAS	6.357.449	6.239.999

3. There are no significant changes in the cash flow statements reported in the financial statements for the year ended 31 December 2005 prepared in accordance with accounting principles before the adoption of TAS.

d. Accounting policies and valuation principles applied in the presentation of financial statements:

The accounting policies and valuation principles applied in the preparation of financial statements are determined and applied in accordance with the TAS. These accounting policies and valuation principles are explained in Notes II through XXVII below.

e. Preparation of financial statements based on the current purchasing power of Turkish lira:

The Bank's financial statements were subjected to inflation adjustment according to "Turkish Accounting Standards for Financial Reporting in Hyperinflationary Economies" ("TAS 29") until 31 December 2004. BRSA announced that the inflation accounting application in the Turkish banking sector had been terminated in the preparation of the financial statements based on a decree published as of 28 April 2005 with the reason that the indicators for inflation accounting had been disappeared as of 1 January 2005.

II. EXPLANATIONS ON STRATEGY OF USING FINANCIAL INSTRUMENTS AND EXPLANATIONS ON FOREIGN CURRENCY TRANSACTIONS:

The Bank's core business activities include retail banking, corporate banking, private banking, foreign exchange, money markets, securities transactions (Treasury transactions) and international banking services. By nature, the Bank's activities are principally related to the use of financial instruments. As the main funding source, the Bank accepts deposits from customers for various periods and invests these funds in high quality assets with high interest margins. Other than deposits, the Bank's most important funding sources are equity, mostly intermediate and long-term borrowings from foreign financial institutions. The Bank follows an asset-liability management strategy that mitigates risk and increases earnings by balancing the funds borrowed and the investments in various financial assets. The main objective of asset-liability management is to limit the Bank's exposure to liquidity risk, interest rate risk, currency risk and credit risk while increasing profitability and strengthening the Bank's equity. The Asset-Liabilities Committee ("ALCO") manages the assets and liabilities within the trading limits on the level of exposure placed by the Executive Risk Committee ("ERC").

For covering foreign currency exposures arising from the foreign currency transactions, the Bank uses derivatives and asset-liability balancing transactions.

Foreign currency denominated monetary assets and liabilities are translated with the exchange rates prevailing at the balance sheet date. Gains and losses arising from such transactions are recognized in the income statement under the account of net foreign exchange income/expense. Foreign currency denominated subsidiaries, which are non-monetary assets carried at historical cost, are translated into Turkish Lira with the foreign exchange rates prevailing at the balance sheet date and related foreign exchange differences are accounted in the shareholders' equity under "Other profit reserves."

Foreign currency denominated balances are translated into Turkish Lira by using the exchange rates of YTL 1,415, YTL 1,8638, and YTL 1,1897 for USD, EUR, and Yen, respectively.

III. EXPLANATIONS ON INVESTMENTS IN ASSOCIATES AND SUBSIDIARIES:

As of 31 December 2006 and 2005 the Bank has no investments in associates.

Subsidiaries are entities which are controlled by the Bank. Subsidiaries are accounted in accordance with the "Turkish Accounting Standard on Financial Instruments: Recognition and Measurement" ("TAS 39") in the unconsolidated financial statements. Subsidiaries that have a quoted market price in an active market and whose fair value can be reliably measured are carried at fair value. Subsidiaries that do not have a quoted market price in an active market and whose fair value can not be reliably measured are carried at cost less provision for impairment.

VII. EXPLANATIONS ON FINANCIAL ASSETS (CONTINUED):

If the collectibility of any receivable is identified as limited or doubtful by the management through assessments and estimates, the Bank provides general and specific provisions for these loans and receivables in accordance with the "Communiqué Related to Principles and Procedures on Determining the Qualifications of Banks' Loans and Other Receivables and the Provision for These Loans and Other Receivables" published in the Official Gazette dated 1 November 2006, No. 26333. Provision expenses are deducted from the net income of the period. Provision expenses are deducted from the net income of the year. If there is a subsequent collection from a receivable that was already provisioned in the previous years, the recovery amount is classified under "Other Operating Income". If a receivable is collected which is provisioned in the same year, it is deducted from the "Provisions for loan losses and other receivables". Uncollectible receivables are written-off after all the legal procedures are finalized.

d. Held-to-Maturity Financial Assets:

Held-to-maturity financial assets are assets that are not classified under "loans and receivables" with fixed maturities and fixed or determinable payments where management has the intent and ability to hold the financial assets to maturity. Held-to-maturity financial assets are initially recognized at cost, and subsequently carried at amortized cost using the "effective yield method"; interest earned whilst holding held-to-maturity securities is reported as interest income. Interest income from held-to-maturity financial assets is reflected in the income statement.

There are no financial assets that were previously classified as held-to-maturity but can not be subject to this classification for two years due to the contradiction of classification principles.

VIII. EXPLANATIONS ON IMPAIRMENT OF FINANCIAL ASSETS:

Where the estimated recoverable amount of the financial asset, being the present value of the expected future cash flows discounted based on the "effective yield method", or the fair value if one exists, is lower than its carrying value, then it is concluded that the asset under consideration is impaired. A provision is made for the diminution in value of the impaired financial asset and this is charged against the income for the year.

IX. EXPLANATIONS ON OFFSETTING FINANCIAL ASSETS:

Financial assets and liabilities are offset and the net amount is reported in the balance sheet when the Bank has a legally enforceable right to offset the recognized amounts and there is an intention to collect/pay related financial assets and liabilities on a net basis, or to realize the asset and settle the liability simultaneously.

X. EXPLANATIONS ON SALES AND REPURCHASE AGREEMENTS AND SECURITIES LENDING TRANSACTIONS:

Securities subject to repurchase agreements ("repos") are classified as "Financial assets at fair value difference through profit or loss", "Available-for-sale securities" and "Held-to-maturity securities" in the balance sheet according to the investment purposes and measured according to the portfolio of the Bank to which they belong. Funds obtained under repurchase agreements are accounted under "Funds Provided under Repurchase Agreements" in liability accounts and differences between the sale and repurchase prices determined by these repurchase agreements are accrued evenly over the life of the repurchase agreement using the "effective yield method."

Funds given against securities purchased under agreements to resell ("reverse repos") are accounted under "Receivables from reverse repurchase agreements" in the balance sheet. The difference between the purchase and resell price determined by these repurchase agreements is accrued evenly over the life of repurchase agreements using the "effective yield method". The Bank has no securities lending transactions.

XI. EXPLANATIONS ON ASSETS HELD FOR RESALE AND DISCONTINUED OPERATIONS:

The Bank has no discontinued operations.

Assets held-for-resale consist of tangible assets that were acquired due to non-performing receivables, and are accounted in the financial statements in accordance with the "Communiqué Regarding the Principles and Procedures for the Disposals of Immovables and Commodities Acquired due to Receivables and for Trading of Precious Metal" published in the Official Gazette dated 1 November 2006, No. 26333.

XII. EXPLANATIONS ON GOODWILL AND OTHER INTANGIBLE ASSETS:

As of 31 December 2006 and 31 December 2005, the Bank has no goodwill.

Intangible assets are measured at cost on initial recognition and any directly attributable costs of setting the asset to work for its intended use are included in the initial measurement. Subsequently, intangible assets are carried at historical costs after the deduction of accumulated depreciation and the provision for value decreases.

Intangibles are amortized over five years (their estimated useful lives) using the straight-line method. The useful life of the asset is determined by assessing the expected useful time of the asset, technical, technological and other kinds of wear and tear and all required maintenance expenses necessary to utilize the economic benefit from the asset.

XIII. EXPLANATIONS ON PROPERTY AND EQUIPMENT:

Property and equipment is measured at its cost when initially recognized and any directly attributable costs of setting the asset in working order for its intended use are included in the initial measurement. Subsequently, property and equipment carried at cost less accumulated depreciation and provision for value decrease.

XIII. EXPLANATIONS ON PROPERTY AND EQUIPMENT (CONTINUED):

Depreciation is calculated over the cost of property and equipment using the straight-line method over estimated useful lives. The estimated useful lives are stated below:

Buildings	50 years
Machinery, furniture, fixtures and vehicles	5 years

The depreciation charge for items remaining in the property and equipment for less than an accounting period at the balance sheet date is calculated in proportion to the period the item will remained in property and equipment.

Where the carrying amount of an asset is greater than its estimated "recoverable amount", it is written down immediately to its "recoverable amount" and the provision for the diminution in value is charged to the income statement.

Gains and losses on the disposal of property and equipment are determined by deducting the net book value of the property and equipment from its sales revenue.

Expenditures for the repair and renewal of property and equipment are recognized as expense. The capital expenditures incurred in order to increase the capacity of the tangible asset or to increase the future benefit of the asset are capitalized on the cost of the tangible asset. Capital expenditures include the cost components that increase the useful life, or the capacity of the asset, increase the quality of the product or decrease the costs.

XIV. EXPLANATIONS ON LEASING TRANSACTIONS:

Assets acquired under finance lease agreements are capitalized at the inception of the lease at the "lower of the fair value of the leased asset or the present value of the lease installments that are going to be paid for the leased asset". Leased assets are included in the property and equipment and depreciation is charged on a straight-line basis over the useful life of the asset. If there is any diminution in value of the leased asset, a "provision for value decrease" is recognized. Liabilities arising from the leasing transactions are included in "Finance Lease Payables" in the balance sheet. Interest and foreign exchange expenses regarding lease transactions are charged to the income statement. The Bank does not provide financial leasing services as a "Lessor".

Transactions regarding operational lease agreements are accounted on an accrual basis in accordance with the terms of the related contracts.

XV. EXPLANATIONS ON PROVISIONS AND CONTINGENT LIABILITIES:

Provisions and contingent liabilities are accounted in accordance with, "Turkish Accounting Standard for Provisions, Contingent Liabilities and Contingent Assets"("TAS 37").

Provisions are recognized when the Bank has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made. A provision for contingent liabilities arising from past events should be recognized in the same period of occurrence in accordance with the matching principle. When the amount of the obligation cannot be estimated and there is no possibility of an outflow of resources from the Bank, it is considered that a "contingent" liability exists and it is disclosed in the related notes to the financial statements.

AKBANK T.A.Ş.
NOTES TO UNCONSOLIDATED FINANCIAL STATEMENTS
AT 31 DECEMBER 2006 AND 2005
(Amounts expressed in thousands of New Turkish lira ("YTL") unless otherwise stated.)

XVI. EXPLANATIONS ON CONTINGENT ASSETS:

Contingent assets usually arise from unplanned or other unexpected events that give rise to the possibility of an inflow of economic benefits to the entity. Contingent assets are not recognized in financial statements since this may result in the recognition of income that may never be realized. Contingent assets are disclosed where an inflow of economic benefits is probable. Contingent assets are assessed continually to ensure that developments are appropriately reflected in the financial statements. If it has become virtually certain that an inflow of economic benefits will arise, the asset and the related income are recognized in the financial statements in which the change occurs.

XVII. EXPLANATIONS ON OBLIGATIONS RELATED TO EMPLOYEE RIGHTS:

a. Employment Termination Benefit and Vacation Rights:

Obligations related to employment termination and vacation rights are accounted for in accordance with "Turkish Accounting Standard for Employee Rights" ("TAS 19") and are classified under "Reserve for Employee Rights" account in the balance sheet.

Under the Turkish Labour Law, the Bank is required to pay a specific amount to the employees who have retired or whose employment is terminated other than the reasons specified in the Turkish Labour Law. The reserve for employment termination benefits represents the present value of the estimated total reserve for the future probable obligation of the Bank arising from this liability.

b. Retirement Rights:

The Bank's personnel are members of the "Akbank T.A.Ş. Personnel Pension Fund Foundation" ("Pension Fund"), established in accordance with the Social Security Law numbered 506, Article No. 20. The financial statements of the Pension Fund have been audited by an independent actuary in accordance with the 38th article of the Insurance Supervisory Law and the "Actuarial Regulation" based on the same article.

On 1 November 2005, Banking Law No. 5411 ("New Law") which requires the transfer of the pension funds of the banks to the Social Security Institution within three years following the publication date, was published in the Official Gazette. In accordance with the New Law, the actuarial calculation of the liability should be performed by a commission including representatives from various institutions. The specified liability will be paid in annual equal installments for a period not exceeding 15 years. However on 2 November 2005, the President of the Turkish Republic applied to the Constitutional Court of Turkey for abrogation of the relevant article in the New Law.

According to the actuarial balance sheet report prepared using the technical interest rate of 10,24% in accordance with the written decree published by the Council of Ministers in the Official Gazette dated 15 December 2006 No. 26377 for the purpose of determining principles and procedures to be applied during the transfer, "Pension Fund" has no technical or actual deficit as of 31 December 2006. In addition, the Bank's management envisions that the liability amount to be calculated at the transfer date within the framework stated above will be commensurate with the assets of the Fund and will not bring any burden for the Bank.

(Amounts expressed in thousands of New Turkish lira ("YTL") unless otherwise stated.)

XVIII. EXPLANATIONS ON TAXATION:

a. Current Tax:

On 21 June 2006, "Corporate Tax Law" No. 5520 ("New Tax Law") was published in the Official Gazette, No. 26205. Many clauses of the New Tax Law are effective from 1 January 2006. According to New Tax Law, the corporate tax rate is 20% beginning from 1 January 2006 (for the year 2005: 30%). Corporate tax is calculated on the total income of the Bank after adjusting for certain disallowable expenses, exempt income and other allowances. No further tax is payable unless the profit is distributed.

Dividends paid to non-resident corporations, which have a place of business in Turkey or are resident corporations, are not subject to withholding tax. Otherwise, dividends paid are subject to withholding tax at the rate of 15%. An increase in capital via issuing bonus shares is not considered as profit distribution and thus does not incur withholding tax.

Corporations are required to pay advance corporate tax quarterly at a rate of 20% on their corporate income. Advance tax is declared by the 10th and paid by the 17th day of the second month following each calendar quarter end. Advance tax paid by corporations which is for the current period is credited against the annual corporation tax calculated on their annual corporate income in the following year. Despite the offset, if there is temporary prepaid tax remaining, this balance can be refunded or used to offset any other financial liabilities to the government.

A 75% portion of the capital gains derived from the sale of equity investments and immovable properties held for at least two years is tax exempt, if such gains are added to paid-in capital or held in a special account under shareholder's equity for five years.

Under the Turkish Corporate Tax Law, losses can be carried forward to offset against future taxable income for up to five years. Tax losses cannot be carried back to offset profits from previous periods.

In Turkey, there is no procedure for a final and definitive agreement on tax assessments. Companies file their tax returns until the 25th day of the following forth month after the closing of the accounting year to which they relate. Tax returns are open for five years from the beginning of the year following the date of filing during which time period the tax authorities have the right to audit tax returns, and the related accounting records on which they are based, and may issue re-assessments based on their findings.

b. Deferred Tax:

The Bank calculates and accounts for deferred income taxes for all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in these financial statements in accordance with "Turkish Accounting Standard for Income Taxes" ("TAS 12") and the related decrees of the BRSA concerning about the income taxes. In the deferred tax calculation, the enacted tax rate, in accordance with the tax legislation, is used as of the balance sheet date.

Deferred tax liabilities are recognized for all resulting temporary differences whereas deferred tax assets resulting from temporary differences are recognized to the extent that it is probable that future taxable profit will be available against which the deferred tax assets can be utilized.

The calculated deferred tax assets and deferred tax liabilities are presented on a net basis in these financial statements.

(Amounts expressed in thousands of New Turkish lira ("YTL") unless otherwise stated.)

XIX. EXPLANATIONS ON BORROWINGS:

Trading financial liabilities and derivative instruments are carried at their fair values and other financial liabilities are carried at amortized cost using the effective yield method.

XX. EXPLANATIONS ON ISSUANCE OF SHARE CERTIFICATES:

Transaction costs regarding the issuance of share certificates are immaterial level.

The distribution of profit for the period 1 January-31 December 2005, resolved at the General Assembly Meeting, is explained in Note V.b of Section Five.

In the Ordinary General Assembly Meeting held on 27 March 2006, it was decided to increase paid-in capital from YTL 1.800.005 to YTL 2.200.000 using YTL 199.998 from other capital reserves, YTL 117.516 from property and investment sale incomes and YTL 82.481 from extraordinary reserves. Share capital increase has been registered on 29 May 2006.

XXI. EXPLANATIONS ON AVALIZED DRAFTS AND ACCEPTANCES:

Avalized drafts and acceptances shown as liabilities against assets are included in the off-balance sheet commitments.

XXII. EXPLANATIONS ON GOVERNMENT GRANTS:

As of 31 December 2006 and 31 December 2005, there is no government grant for the Bank.

XXIII. PROFIT RESERVES AND PROFIT APPROPRIATION:

Retained earnings as per the statutory financial statements other than legal reserves are available for distribution, subject to the legal reserve requirement referred to below.

Under the Turkish Commercial Code, the Bank is required to create the following legal reserves from appropriations of earnings, which are available for distribution only in the event of liquidation or losses:

a) First legal reserve, appropriated at the rate of 5%, until the total reserve is equal to 20% of issued and fully paid-in share capital.
b) Second legal reserve, appropriated at the rate of at least 10% of distributions in excess of 5% of issued and fully paid-in share capital, without limit.

According to the Turkish Commercial Code, legal reserves can only be used to compensate accumulated losses and can not be used for other purposes unless they exceed 50% of paid-in capital.

(Amounts expressed in thousands of New Turkish lira ("YTL") unless otherwise stated.)

XXIV. EARNINGS PER SHARE:

Earning per share disclosed in the income statement is calculated by dividing net profit for the year to the weighted average number of shares outstanding during the period concerned.

	Current Period 31 December 2006	Prior Period 31 December 2005
Distributable Net Profit to Common Shares	1.600.192	1.466.792
Average Number of Issued Common Shares (Thousand)	220.000.000	220.000.000
Earnings Per Share (Amounts presented in full YTL)	0,00727	0,00667

In Turkey, companies can increase their share capital by making a pro-rata distribution of shares ("bonus shares") to existing shareholders from retained earnings. For the purpose of earnings per share computations, the weighted average number of shares outstanding during the year has been adjusted in respect of bonus shares issued without a corresponding change in resources by giving them a retroactive effect for the year in which they were issued and for each earlier period.

As of 31 December 2006, the total number bonus shares issued is 39.999.945.600 (31 December 2005: 30.000.454.400).

Information on purchases of founder's and usufruct shares:

Due to the fact that the existence of 2538 founder's shares and usufruct shares distributed in accordance with article 9F of the Bank's Article's of Association, which reserves the right to receive 10% of the distributable profit of the Bank without any right to vote, conflicts with contemporary corporate governance, and generates pressure on the shares of the Bank; it was resolved in the Shareholders' Extraordinary Meeting, and Founder's and Usufruct Shareholders' Committee which convened on 23 June 2005, to sell the shares at a price of full YTL 403.248 per share. The total payment in the amount of YTL 1.023.443 to the founder and usufruct shares was allotted from the extraordinary reserves. As of the preparation date of the financial statements dated 31 December 2006, the founder's and usufruct shareholders sold a substantial part of the related shares in the amount of YTL 1.020.620; the remaining YTL 2.823 has been booked under other liabilities to be paid on demand of the founder and usufruct shareholders.

XXV. RELATED PARTIES:

For the purpose of these financial statements, shareholders, key management personnel and board members together with their families and companies controlled by/affiliated with them, and associated companies are considered and referred to as related parties in accordance with "Turkish Accounting Standard for Related Parties" ("TAS 24"). The transactions with related parties are disclosed in detail in Note VII of Section Five.

XXVI. CASH AND CASH EQUIVALENT ASSETS:

For the purposes of cash flow statement cash include cash, effectives, cash in transit, purchased cheques and demand deposits including balances with the central bank; and cash equivalents include interbank money market placements, time deposits at banks with original maturity periods of less than three months.

XXVII. RECLASSIFICATIONS

Except for the adjustments made in accordance with the first time adoption of TAS, which are explained in details in Note I of this section; no reclassifications have been made to the 31 December 2005 financial statements.

(Amounts expressed in thousands of New Turkish lira ("YTL") unless otherwise stated.)

SECTION FOUR
INFORMATION RELATED TO FINANCIAL POSITION OF THE BANK

I. EXPLANATIONS ON CAPITAL ADEQUACY RATIO:

a. The Bank's capital adequacy ratio is 20,73% (31 December 2005: 21,43%). This rate is considerably above the minimum rate specified by the related regulation.

b. For the calculation of the capital adequacy ratio, the Bank classifies the risk weighted assets and non-cash loans according to the risk weights defined by the regulations and calculates "Total risk weighed assets" which is the sum of "market risk on securities" and the "Bank's currency risk". The following tables present the classifications of "risk weighed assets" and the calculation of "shareholders' equity" for the capital adequacy ratio calculation.

c. Information related to capital adequacy ratio:

	Risk Weights			
	0%	20%	50%	100%
Amount Subject To Credit Risk				
Balance Sheet Items (Net)	26.184.850	2.114.342	-	28.899.114
Cash	517.890	211	-	-
Matured Marketable Securities	-	-	-	-
The Central Bank of the Republic of Turkey	1.331.889	-	-	-
Domestic, Foreign Banks, Foreign Head Offices and Branches	-	2.071.800	-	101.938
Interbank Money Market Placements	-	-	-	-
Receivables from Reverse Repurchase Transactions	-	-	-	-
Reserve Requirements with the Central Bank of the Republic of Turkey	2.649.179	-	-	-
Loans	1.316.591	-	-	26.574.555
Non-Performing Receivables (Net)	-	-	-	-
Lease Receivables	-	-	-	-
Available-for-Sale Financial Assets	12.927.377	-	-	5.594
Held-to-Maturity Investments	-	-	-	-
Receivables From the Disposal of Assets	-	-	-	-
Miscellaneous Receivables	-	-	-	93.335
Interest and Income Accruals	1.124.285	42.331	-	440.619
Investments in Associates, Subsidiaries and Joint Ventures (Net)	-	-	-	908.102
Fixed Assets	-	-	-	697.514
Other Assets	6.317.639	-	-	77.457
Off-Balance Sheet Items	27.617	1.340.078	773.165	3.914.284
Non-Cash Loans and Commitments	27.617	1.235.464	773.165	3.908.462
Derivative Financial Instruments	-	104.614	-	5.822
Non-Risk Weighted Accounts	-	-	-	-
Total Risk Weighted Assets	**26.212.467**	**3.454.420**	**773.165**	**32.813.398**

(Amounts expressed in thousands of New Turkish lira ("YTL") unless otherwise stated.)

I. EXPLANATIONS ON CAPITAL ADEQUACY RATIO (CONTINUED):

d. Summary Information related to capital adequacy ratio:

	Current Period 31 December 2006	Prior Period 31 December 2005
Amount Subject to Credit Risk ("ASCR")	33.890.865	25.070.853
Amount Subject to Market Risk ("ASMR")	1.053.913	2.811.425
Shareholders' Equity	7.243.895	5.973.836
Shareholders' Equity ("ASCR"+"ASMR") *100	20,73	21,43

(*) As explained in Note I.b of Section Three, figures as of 31 December 2005 include adjustments made in accordance with "TFRS 1".

e. Information about shareholders' equity items:

	Current Period 31 December 2006	Prior Period 31 December 2005 (*)
CORE CAPITAL		
Paid-in Capital	2.200.000	1.800.005
Nominal Capital	2.200.000	1.800.005
Capital Commitments (-)	-	-
Inflation Adjustment to Share Capital	2.201.895	2.401.893
Share Premium	-	-
Share Cancellation Profits	-	-
Legal Reserves	377.280	255.315
First Legal Reserve (Turkish Commercial Code 466/1)	233.282	161.367
Second Legal Reserve (Turkish Commercial Code 466/2)	143.998	93.948
Other Legal Reserves Per Special Legislation	-	-
Status Reserves	-	-
Extraordinary Reserves	816.119	161.607
Reserves Allocated By The General Assembly	791.791	187.412
Retained Earnings	-	-
Accumulated Loss	-	-
Foreign Currency Share Capital Exchange Difference	24.328	(25.805)
Inflation Adjustment to Legal Reserves, Status Reserves and Extraordinary Reserves	-	-
Profit	1.600.192	1.466.792
Net Income for the Period	1.600.192	1.466.792
Prior Period Profit	-	-
Provisions for Possible Risks up to 25% of Core Capital (100% for 31 December 2005)	-	47.415
Profit on Disposal of Associates, Subsidiaries and Immovables to be Transferred to Share Capital	-	-
Primary Subordinated Loans up to 15% of Core Capital.	-	-
Uncovered Portion of Loss with Reserves (-)	-	-
Net Current Period Loss	-	-
Prior Period Loss	-	-
Leasehold Improvements (-)	9.830	-
Prepaid Expenses (-)	21.694	16.872
Intangible Assets (-)	24.501	-
Deferred Tax Asset Amount Exceeding 10% of Core Capital (-)	-	-
Limit Exceeding Amount Regarding the Third Clause of the Article 56 of the Law (-)	-	-
Total Core Capital	**7.139.461**	**6.116.155**

(Amounts expressed in thousands of New Turkish lira ("YTL") unless otherwise stated.)

1. EXPLANATIONS ON CAPITAL ADEQUACY RATIO (CONTINUED):

	Current Period 31 December 2006	Prior Period 31 December 2005(*)
SUPPLEMENTARY CAPITAL		
General Provisions	181.233	124.809
45% of the Movables Revaluation Fund (100% For 31 December 2005)	-	-
45% of the Immovables Revaluation Fund (100% For 31 December 2005)	-	-
Bonus Shares of Investment in Associates, Subsidiaries and Joint Ventures	-	-
Primary Subordinated Loans That are not Considered in the Calculation of Core Capital	-	-
Secondary Subordinated Loans	-	-
45% Of Marketable Securities Valuation Fund (100% For 31 December 2005)	(58.540)	271.837
From Investments in Associates And Subsidiaries	2.554	55.450
From Available-for-Sale Financial Assets	(61.094)	216.387
Inflation Adjustment to Capital Reserve, Profit Reserve and Prior Years' Income or Loss (Except Inflation Adjustment to Legal Reserves, Status Reserves and Extraordinary Reserves)	-	-
Total Supplementary Capital	122.693	396.646
TIER III CAPITAL	-	-
CAPITAL	**7.262.154**	**6.512.801**
DEDUCTIONS FROM THE CAPITAL	**18.259**	**538.965**
Investments in Unconsolidated Financial Institutions (Domestic, Foreign) and Banks in which 10% or More Equity Interest Exercised (31 December 2005: All Investment Amounts in Financial Institutions Whose Operations are in Money, Capital and Insurance Markets and Financial Institutions Operating with Special Permission and Licenses According to Related Special Laws and Capital Contributions to These Financial Partnerships for Which Asset and Liabilities are not Consolidated Rather Equity Accounting has been Applied.)	18.259	538.965
Total of investments in Financial Institutions (Domestic, Foreign) and Banks, in Which Less than 10% of Equity Interest is Exercised and That Exceeds the 10% And More of the Total Core and Supplementary Capital of the Bank	-	-
The Secondary Subordinated Loans Extended to Banks, Financial Institutions (Domestic or Foreign) or Significant Shareholders of the Bank and the Debt Instruments That Have Primary or Secondary Subordinated Loan Nature Purchased from Them	-	-
Loans Extended as Contradictory to the Articles 50 And 51 of The Law	-	
Net book value of immovables obtained against Bank's receivables that must be disposed according to Article 57 of the Banking Law which could not be disposed although five years passed upon its acquisition date	-	-
Other	-	-
Total Shareholders' Equity	7.243.895	5.973.836

(*) As explained in Note I.b of Section Three, figures as of 31 December 2005 include adjustments made in accordance with "TFRS 1".

(Amounts expressed in thousands of New Turkish lira ("YTL") unless otherwise stated.)

III. EXPLANATIONS ON MARKET RISK:

The Bank considers currency risk and interest rate risk as the most important components of market risk. The ERC sets critical risk limits for market risk and through close monitoring of the markets and overall economy, such limits are updated as necessary. These limits and implementation of strategies are assigned to various levels of management in order to enhance control effectiveness. The Bank's market risk position is calculated and reported to the ERC members daily and weekly. The table below shows how the market risk as of 31 December 2006 is calculated in accordance with Section Three of the "Regulation Regarding Measurement and Evaluation of the Bank's Capital Adequacy Ratio", published in the Official Gazette No. 26333 dated 1 November 2006, "Calculation of Market Risk with Standard Method".

a. **Information on Market Risk:**

	Balance
(I) Capital to be Employed for General Market Risk - Standard Method	50.081
(II) Capital to be Employed for Specific Risk - Standard Method	2.840
(III) Capital to be Employed for Currency Risk - Standard Method	31.392
(IV) Capital to be Employed for Commodity Risk - Standard Method	-
(V) Capital to be Employed for Exchange Risk - Standard Method	-
(VI) Capital to be Employed for Market Risk Due to Options - Standard Method	-
(VII) Total Capital to be Employed for Market Risk for Banks Applying Risk Measurement Model	-
(VIII) Total Capital to be Employed for Market Risk (I+II+III+IV+V+VI)	84.313(*)
(IX) Amount Subject to Market Risk (12,5xVIII) or (12,5xVII)	1.053.913(*)

(*) Of the "Amount subject to market risk", only YTL 84.313 (8% of YTL 1.053.913) is used in the calculation of the market risk related to the capital adequacy ratio which is given in Note II of Section Four. YTL 84.313 is the minimum amount of capital that can mitigate the mentioned risk.

b. Market Risk Table of Calculated Market Risk during the Month Ends:

	Current Period 31 December 2006			Prior Period 31 December 2005		
	Average	Maximum	Minimum	Average	Maximum	Minimum
Interest Rate Risk	108.333	151.909	44.402	126.335	142.334	103.871
Share Certificates Risk	1.117	3	8.519	8	10	-
Currency Risk	76.962	126.200	31.392	33.935	94.322	19.344
Commodity Risk	-	-	-	-	-	-
Settlement Risk	-	-	-	-	-	-
Option Risk	-	-	-	-	-	-
Total Amount Subject to Risk	**186.412**	**278.112**	**84.313**	**160.278**	**236.666**	**123.215**

AKBANK T.A.Ş.
NOTES TO UNCONSOLIDATED FINANCIAL STATEMENTS AT 31 DECEMBER 2006 AND 2005
(Amounts expressed in thousands of New Turkish lira ("YTL") unless otherwise stated.)

IV. EXPLANATIONS ON CURRENCY RISK:

The difference between the Bank's foreign currency denominated and foreign currency indexed assets and liabilities is defined as the "Net Foreign Currency Position" and is the basis of currency risk. Foreign currency denominated assets and liabilities, together with purchase and sale commitments, give rise to foreign exchange exposure. The Bank keeps the foreign exchange exposure amount within the limits set by the ERC. The Board, taking into account the recommendations by the ERC, sets a limit for the size of a foreign exchange exposure, which is closely monitored by ALCO. Those limits are individually determined and followed for both the net overall FC position and for the foreign exchange exposure. Derivative financial instruments like forward foreign exchange contracts and currency swaps are used as tools for foreign exchange exposure management.

The Bank's foreign exchange bid rates as of the date of the financial statements and for the last five days prior to that date are presented below:

	USD	Euro	Yen
Balance Sheet Evaluation Rate	YTL 1,4150	YTL 1,8638	YTL 1,1897
1. Day bid rate	YTL 1,4050	YTL 1,8438	YTL 1,1837
2. Day bid rate	YTL 1,4000	YTL 1,8427	YTL 1,1802
3. Day bid rate	YTL 1,4050	YTL 1,8436	YTL 1,1813
4. Day bid rate	YTL 1,4050	YTL 1,8439	YTL 1,1821
5. Day bid rate	YTL 1,4050	YTL 1,8538	YTL 1,1874

The simple arithmetic averages of the Bank's foreign exchange bid rates for the last thirty days preceding the balance sheet date for major foreign currencies are presented in the table below:

USD : YTL1,4180
Euro : YTL1,8643
Yen : YTL1,2112

As of 31 December 2005;

	USD	Euro	Yen
Balance Sheet Evaluation Rate	YTL 1,3750	YTL 1,6268	YTL 1,1703

Information related to the Bank's currency risk: (Thousand YTL)

The table below summarizes the Bank's exposure to foreign currency exchange rate risk, categorized by currency. Foreign currency indexed assets, classified as Turkish lira assets according to the Uniform Chart of Accounts, are considered as foreign currency assets for the calculation of Net Foreign Currency Position. Therefore, the difference between the sum of the foreign currency assets in the following table and in the balance sheet is equal to the sum of foreign currency indexed assets. The Banks' real position, both in financial and economic terms, is presented in the table below:

AKBANK T.A.Ş.
NOTES TO UNCONSOLIDATED FINANCIAL STATEMENTS
AT 31 DECEMBER 2006 AND 2005
(Amounts expressed in thousands of New Turkish lira ("YTL") unless otherwise stated.)

V. EXPLANATIONS ON INTEREST RATE RISK (CONTINUED):

Current Period – 31 December 2005	Up to 1 Month	1 – 3 Months	3 – 6 Months	6 – 12 Months	1 year and Over	Non Interest Bearing	Total
Assets							
Cash Equivalents and Central Bank	3.927.451	-	-	-	-	852.048	4.779.499
Banks and Other Financial Institutions	1.378.240	67.182	1.090	-	-	184.284	1.630.796
Financial Assets at Fair Value Through Profit or Loss (Net)	5.242	2.026.673	3.177.143	26.283	1.281.519	183	6.517.043
Interbank Money Market Placements	400.300	-	-	-	-	-	400.300
Available-for-sale Financial Assets (Net)	114.850	2.933.947	4.133.892	3.643.097	4.144.397	63.708	15.033.891
Loans	9.331.472	3.577.387	3.351.591	2.653.756	3.451.528	-	22.365.734
Held-to-Maturity Investments (Net)	-	-	486.493	-	-	-	486.493
Other Assets	21.252	-	-	-	-	1.214.791	1.236.043
Total Assets	15.178.807	8.605.189	11.150.209	6.323.136	8.877.444	2.315.014	52.449.799
Liabilities							
Bank Deposits	1.778.126	762.632	18.887	2.152	-	99.761	2.661.558
Other Deposits	18.375.219	3.886.683	693.986	935.135	71.573	5.110.815	29.073.411
Funds from Interbank Money Market	5.176.095	219.940	-	-	-	-	5.396.035
Miscellaneous Payables	-	-	-	-	-	653.109	653.109
Issued Marketable Securities (Net)	-	-	-	-	-	-	-
Borrowings	1.176.869	4.548.553	816.345	784.524	3.582	-	7.329.873
Other Liabilities	7.672	18.391	31.556	8.078	45.577	7.224.539	7.335.813
Total Liabilities	26.513.981	9.436.199	1.560.774	1.729.889	120.732	13.088.224	52.449.799
Balance Sheet Long Position	-	-	9.589.435	4.593.247	8.756.712	-	22.939.394
Balance Sheet Short Position	(11.335.174)	(831.010)	-	-	-	(10.773.210)	(22.939.394)
Off Balance Sheet Long Position	3.884	618	-	-	-	-	4.502
Off Balance Sheet Short Position	-	-	(26.509)	(555)	(413)	-	(27.477)
Total Position	(11.331.290)	(830.392)	9.562.926	4.592.692	8.756.299	(10.773.210)	(22.975)

b. Effective average interest rates for monetary financial instruments%:

Average interest rates in the above tables are the weighted average rates of the related balance sheet items.

Current Period – 31 December 2006	Euro	USD	Yen	YTL
Assets	%	%	%	%
Cash Equivalents and Central Bank	1,73	2,52	-	13,12
Banks and Other Financial Institutions	3,39	5,27	-	17,04
Financial Assets at Fair Value Through Profit or Loss (Net)	5,35	6,93	-	17,41
Interbank Money Market Placements	-	-	-	-
Available-for-Sale Financial Assets (Net)	-	7,35	-	18,20
Loans	5,23	7,49	4,12	22,23
Held-to-Maturity Investments (Net)	-	-	-	-
Liabilities				
Bank Deposits	3,53	5,50	-	18,98
Other Deposits	2,38	4,30	0,02	15,47
Funds From Interbank Money Market	-	-	-	18,22
Miscellaneous Payables	-	-	-	-
Issued Marketable Securities (Net)	-	-	-	-
Borrowings	4,13	6,16	-	14,60

(Amounts expressed in thousands of New Turkish lira ("YTL") unless otherwise stated.)

V. EXPLANATIONS ON INTEREST RATE RISK (CONTINUED):

Prior Period - 31 December 2005	Euro	USD	Yen	YTL
Assets	%	%	%	%
Cash Equivalents and Central Bank	1,14	2,03	-	10,25
Banks and Other Financial Institutions	2,29	4,10	-	15,07
Financial Assets at Fair Value Through Profit or Loss (Net)	5,05	6,26	-	14,44
Interbank Money Market Placements	-	-	-	13,50
Available-for-Sale Financial Assets (Net)	6,18	7,41	-	18,44
Loans	3,11	6,31	4,12	20,90
Held-to-Maturity Investments (Net)	-	14,34	-	-
Liabilities				
Bank Deposits	3,06	4,57	-	15,15
Other Deposits	1,97	3,30	0,01	13,72
Funds From Interbank Money Market	2,39	4,14	-	14,99
Miscellaneous Payables	-	-	-	-
Issued Marketable Securities (Net)	-	-	-	-
Borrowings	2,79	5,22	-	12,72

VI. EXPLANATIONS ON LIQUIDITY RISK:

Liquidity risk arises from the mismatching of maturities of assets and liabilities. The Bank balances maturities of the related assets and liabilities according to specific criteria and keeps the mismatching of maturities under control. A major objective of the Bank's asset and liability management is to ensure that sufficient liquidity is available to meet the Bank's commitments to customers and to satisfy the Bank's own liquidity needs. For this objective, the Bank holds a sufficient amount of short-term funds. The ERC sets limits on the maturity mismatch of assets and liabilities and these limits are updated as necessary. Liquidity risk is measured and reported on a weekly basis. The Bank also analyses its liquidity risk on a daily and transaction basis, if there are significant market fluctuations. In the case of high market fluctuations, daily reporting and analyses on transaction basis are made.

The most important funding resources of the Bank are the shareholders' equity, the diversified and steady deposit base and the long-term funds borrowed from international institutions which are mainly placed in interest earning assets. In spite of a substantial portion of deposits from individuals being short-term, deposits are diversified by number and type, and maturities of a large portion of deposits are renewed, which indicates that these deposits will provide a long-term and stable source of funding for the Bank.

(Amounts expressed in thousands of New Turkish lira ("YTL") unless otherwise stated.)

VI. EXPLANATIONS ON LIQUIDITY RISK (CONTINUED):

Breakdown of assets and liabilities according to their outstanding maturities:

	Demand	Up to 1 Month	1 – 3 Months	3 – 6 Months	6 – 12 Months	1 Year and Over	Unallocated (*)	Total
Current Period - 31 December 2006								
Assets								
Cash Equivalents and Central Bank	4.499.169	43.598	-	-	-	-	-	4.542.767
Due From Banks and Other Financial Institutions	191.242	1.912.234	71.637	2.289	-	-	-	2.177.402
Financial Assets at Fair Value Through Profit or Loss (Net)	518	19.243	20.143	890.864	64.558	5.614.250	-	6.609.576
Interbank Money Market Placements	-	-	-	-	-	-	-	-
Available-for-Sale Financial Assets (Net)	5.594	99.855	1.935.342	1.609.481	3.517.273	6.589.506	-	13.757.051
Loans	-	6.236.461	6.229.285	2.461.230	4.120.714	9.289.251	-	28.336.941
Held-to-Maturity Investments:	-	-	-	-	-	-	-	-
Other Assets	39.326	151.321	-	-	-	-	1.658.206	1.848.853
Total Assets	4.735.849	8.462.712	8.256.407	4.963.864	7.702.545	21.493.007	1.658.206	57.272.590
Liabilities								
Bank Deposits	105.833	1.254.193	366.464	1.307	7.063	-	-	1.734.860
Other Deposits	5.682.415	20.048.501	5.320.841	695.694	717.343	1.852	-	32.466.646
Borrowings	-	210.491	206.032	344.312	2.252.140	6.196.494	-	9.209.469
Funds from Interbank Money Market	-	4.917.849	2.742	75	-	-	-	4.920.666
Issued Marketable Securities (Net)	-	-	-	-	-	-	-	-
Miscellaneous Payables	-	534.120	245.447	-	-	-	-	779.567
Other Liabilities (**)	-	349.801	234.270	160.893	38.248	312.773	7.065.397	8.161.382
Total Liabilities	5.788.248	27.314.955	6.375.796	1.202.281	3.014.794	6.511.119	7.065.397	57.272.590
Net Liquidity Gap	(1.052.399)	(18.852.243)	1.880.611	3.761.583	4.687.751	14.981.888	(5.407.191)	-
Prior Period - 31 December 2005								
Total Assets	5.027.673	6.868.483	2.785.564	6.271.136	9.342.603	20.949.484	1.204.856	52.449.799
Total Liabilities	5.210.577	26.621.671	5.710.196	1.798.936	3.615.550	3.139.650	6.353.219	52.449.799
Net Liquidity Gap	(182.904)	(19.753.188)	(2.924.632)	4.472.200	5.727.053	17.809.834	(5.148.363)	-

(*) Assets that are necessary for banking activities and that cannot be liquidated in the short-term, such as fixed and intangible assets, investments, subsidiaries, stationery, pre-paid expenses and loans under follow-up, are classified in this column.

(**) Shareholders' Equity is presented under "Other Liabilities" item in the "Unallocated" column.

(Amounts expressed in thousands of New Turkish lira ("YTL") unless otherwise stated.)

VII. INFORMATION REGARDING THE PRESENTATION OF FINANCIAL ASSETS AND LIABILITIES AT THEIR FAIR VALUES:

The fair values of held-to-maturity assets are determined based on market prices or when this price is not available, based on market prices quoted for other securities subject to the same redemption qualifications in terms of interest, maturity and other similar conditions.

The expected fair value of the demand deposits represents the amount to be paid upon request. The fair value of the overnight deposits represents the carrying value. The expected fair value of the fixed rate deposits is determined by calculating the discounted cash flow using the market interest rates of similar liabilities and loans.

The fair value of marketable securities issued is calculated according to broker price quotations and if these are not available, amounts derived from discounted cash flow models.

The expected fair value of loans and receivables are determined by calculating the discounted cash flows using the current market interest rates for the fixed loans with fixed interest rates. For the loans with floating interest rates, it is assumed that the carrying value reflects the fair value.

The following table summarizes the carrying values and fair values of financial assets and liabilities of the Bank. The carrying value represents the acquisition costs and accumulated interest accruals of corresponding financial assets or liabilities.

	Carying Value		Fair Value	
	Current Periond 31 December 2006	Prior Period 31 December 2005	Current Period 31 December 2006	Prior Period 31 December 2005
Financial Assets	**44.271.394**	**39.917.214**	**44.006.904**	**40.247.161**
Interbank Money Market Placements	-	400.300	-	400.300
Banks and Other Financial Institutions	2.177.402	1.630.796	2.177.402	1.630.796
Available-for-Sale Financial Assets (Net)	13.757.051	15.033.891	13.757.051	15.033.891
Held-to-Maturity Investments (Net)	-	486.493	-	486.493
Loans	28.336.941	22.365.734	28.072.451	22.695.681
Financial Liabilities	**44.190.542**	**39.717.951**	**44.188.157**	**39.733.785**
Bank Deposits	1.734.860	2.661.558	1.734.860	2.661.558
Other Deposits	32.466.646	29.073.411	32.464.261	29.089.245
Borrowings	9.209.469	7.329.873	9.209.469	7.329.873
Issued Marketable Securities (Net)	-	-	-	-
Miscellaneous Payables	779.567	653.109	779.567	653.109

VIII. INFORMATION REGARDING THE ACTIVITIES CARRIED OUT ON BEHALF AND ACCOUNT OF OTHER PARTIES:

The Bank carries out trading, custody, management and consulting services on behalf of customers and on their account. The Bank has no trust transactions.

(Amounts expressed in thousands of New Turkish lira ("YTL") unless otherwise stated.)

SECTION FIVE
INFORMATION AND DISCLOSURES RELATED TO UNCONSOLIDATED FINANCIAL STATEMENTS

I. EXPLANATIONS AND NOTES RELATED TO ASSETS:

a. Information related to cash equivalents and the account of The Central Bank of the Republic of Turkey (the "CBRT"):

1. Information on cash equivalents and the account of the CBRT:

	Current Period 31 December 2006		Prior Period 31 December 2005	
	YTL	FC	YTL	FC
Cash/Foreign Currency	318.523	198.822	232.036	159.519
The CBRT	1.175.759	2.848.907	2.746.104	1.637.204
Other	545	211	3.978	658
Total	1.494.827	3.047.940	2.982.118	1.797.381

2. Information related to the account of the CBRT:

	Current Period 31 December 2006		Prior Period 31 December 2005	
	YTL	FC	YTL	FC
Demand Unrestricted Account	4.180	1.327.709	9.610	446.247
Time Unrestricted Account	-	-	-	-
Time Restricted Account	-	-	-	-
Reserve Requirement	1.171.579	1.521.198	2.736.494	1.190.957
Total	1.175.759	2.848.907	2.746.104	1.637.204

3. Explanation on reserve requirements:

In accordance with "Communiqué Regarding the Reserve Requirements" No. 2005/1 issued by the CBRT, banks operating in Turkey are required to place reserves in the CBRT with a rate of 6% for their YTL liabilities and 11% as USD and/or EUR for their foreign currency liabilities. The CBRT makes quarterly interest payments over the reserve requirements based on the interest rates set. As of 31 December 2006 the corresponding interest rates are for YTL, USD and EUR reserves are 13,12%, 2,52% and 1,73%, respectively.

b. Information on financial assets at fair value through profit or loss:

1. As of 31 December 2006, financial assets at fair value through profit or loss subject to repo transactions amount to YTL (-) (31 December 2005: YTL 240.879); and those given as collateral/blocked amount to YTL 949.909 (31 December 2005: YTL 585.984).

(Amounts expressed in thousands of New Turkish lira ("YTL") unless otherwise stated.)

I. EXPLANATIONS AND NOTES RELATED TO ASSETS (CONTINUED):

2. Positive differences related to trading derivative financial assets:

	Current Period 31 December 2006		Prior Period 31 December 2005	
	YTL	FC	YTL	FC
Forward Transactions	11.570	-	-	497
Swap Transactions	6.346	31.999	264	5.375
Futures Transactions	8.410	33	-	-
Options	-	-	-	-
Other	458	-	-	-
Total	26.784	32.032	264	5.872

c. Information on banks and other financial institutions

1. Information on banks and other financial institutions:

	Current Period 31 December 2006		Prior Period 31 December 2005	
	YTL	FC	YTL	FC
Banks	1.246	2.176.156	247.265	1.383.531
Domestic	1.178	122.657	246.740	1.170
Foreign	68	2.053.499	525	1.382.361
Head Quarters and Branches Abroad	-	-	-	-
Other Financial Institutions	-	-	-	-
Total	1.246	2.176.156	247.265	1.383.531

2. Information on foreign banks account:

	Unrestricted Amount		Restricted Amount (**)	
	Current Period 31 December 2006	Prior Period 31 December 2005	Current Period 31 December 2006	Prior Period 31 December 2005
European Union countries	1.855.500	1.140.650	-	67.092
USA, Canada	92.919	157.867	100.088	2.590
OECD Countries (*)	3.207	13.261	-	-
Off-shore Banking Regions	-	-	-	-
Other	1.853	1.426	-	-
Total	1.953.479	1.313.204	100.088	69.682

(*) OECD Countries except EU countries, ABD and Canada
(**) The restricted amounts are the time deposits held in accordance with the agreements of securitization borrowings.

d. Information on available-for-sale financial assets, net values:

1. As of 31 December 2006, available-for-sale financial assets subject to repurchase agreements amount to YTL 5.027.266 (31 December 2005: YTL 5.144.796); and those given as collateral/blocked amount to YTL 485.658 (31 December 2005: YTL 1.173.303).

(Amounts expressed in thousands of New Turkish lira ("YTL") unless otherwise stated.)

I. EXPLANATIONS AND NOTES RELATED TO ASSETS (CONTINUED):

2. Information on available-for-sale financial assets:

	Current Period 31 December 2006	Prior Period 31 December 2005
Debt Securities	13.751.457	14.970.183
Quoted to Stock Exchange	13.751.457	14.469.737
Not Quoted (*)	-	500.446
Share Certificates	5.594	65.996
Quoted to Stock Exchange	-	60.416
Not Quoted	5.594	5.580
Impairment Provision (-)	-	(2.288)
Total	**13.757.051**	**15.033.891**

(*) "Not quoted" refers to debt securities that are not traded as at the balance sheet date, although quoted to stock exchange.

e. Information related to loans:

1. Information on all types of loans and advances given to shareholders and employees of the Bank:

	Current Period 31 December 2006		Prior Period 31 December 2005	
	Cash	Non-Cash Loans	Cash	Non-Cash Loans
Direct Loans Granted to Shareholders	82.086	19.158	-	31.179
Corporate Shareholders	82.086	19.158	-	31.179
Real Person Shareholders	-	-	-	-
Indirect Loans Granted to Shareholders	586.283	338.794	762.511	343.403
Loans Granted to Employees	27.396	-	19.074	-
Total	**695.765**	**357.952**	**781.585**	**374.582**

(Amounts expressed in thousands of New Turkish lira ("YTL") unless otherwise stated.)

I. EXPLANATIONS AND NOTES RELATED TO ASSETS (CONTINUED):

2. Information on the first and second group loans and other receivables including loans that have been restructured or rescheduled:

	Standard Loans and Other Receivables		Loans and Other Receivables Under Close Monitoring	
	Loans and Other Receivables	Restructured or Rescheduled	Loans and Other Receivables	Restructured or Rescheduled
Non-Specialized Loans	26.851.523	-	1.039.535	88
Discount And Purchase Notes	142.557	-	-	-
Export Loans	1.844.738	-	25.402	-
Import Loans	-	-	-	-
Loans Granted to Financial Sector	1.145.760	-	-	-
Foreign Loans	215.084	-	-	-
Consumer Loans(Including Overdraft Loans)	5.727.632	-	323.485	-
Credit Cards	2.917.508	-	208.433	-
Precious Metal Loans	4.893	-	-	-
Other	14.853.351	-	482.215	88
Specialized Loans	-	-	-	-
Other Receivables	-	-	-	-
Interest and Income Accruals	430.179	-	15.616	-
Total	**27.281.702**	**-**	**1.055.151**	**88**

3. Loans according to their maturity structure:

	Standard Loans and Other Receivables		Loans and Other Receivables Under Close Monitoring	
	Loans and other Receivables	Restructured or Rescheduled	Loans and other Receivables	Restructured or Rescheduled
Short-Term Loans and Other Receivables	10.997.225	-	1.039.535	88
Non-Specialized Loans	10.997.225	-	1.039.535	-
Specialized Loans	-	-	-	-
Other Receivables	-	-	-	88
Medium and Long-Term Loans and Other Receivables	15.854.298	-	-	-
Non-Specialized Loans (*)	15.854.298	-	-	-
Specialized Loans	-	-	-	-
Other Receivables	-	-	-	-
Interest and Income Accruals	430.179	-	15.616	-

(*) Loans extended with an original maturity over a year are classified as medium and long-term loans. As the time goes on, the maturity gets shorter and as of 31 December 2006, the average maturity of total loans is 431 days, longer than a year.

(Amounts expressed in thousands of New Turkish lira ("YTL") unless otherwise stated.)

I. EXPLANATIONS AND NOTES RELATED TO ASSETS (CONTINUED):

4. Information on consumer loans, individual credit cards, personnel loans and personnel credit cards:

	Short-term	Medium- and long-term	Interest and income accruals	Total
Consumer Loans- YTL	207.151	5.574.294	57.880	5.839.325
Mortgage Loans	575	2.818.188	22.475	2.841.238
Automotive Loans	29.403	1.242.570	15.299	1.287.272
Consumer Loans	177.173	1.513.536	20.106	1.710.815
Other	-	-	-	-
Consumer Loans- Indexed to FC	3.007	126.084	562	129.653
Mortgage Loans	1.293	117.427	517	119.237
Automotive Loans	229	6.202	28	6.459
Consumer Loans	1.485	2.455	17	3.957
Other	-	-	-	-
Consumer Loans- FC	-	-	-	-
Mortgage Loans	-	-	-	-
Automotive Loans	-	-	-	-
Consumer Loans	-	-	-	-
Other	-	-	-	-
Consumer Credit Cards- YTL	2.787.053	270.692	48.943	3.106.688
With Installment	887.308	270.692	18.535	1.176.535
Without Installment	1.899.745	-	30.408	1.930.153
Consumer Credit Cards- FC	1.720	-	23	1.743
With Installment	-	-	-	-
Without Installment	1.720	-	23	1.743
Personnel Loans- YTL	2.481	11.825	175	14.481
Mortgage Loans	69	797	10	876
Automotive Loans	2	1.297	13	1.312
Consumer Loans	2.410	9.731	152	12.293
Other	-	-	-	-
Personnel Loans- Indexed to FC	-	540	2	542
Mortgage Loans	-	494	2	496
Automotive Loans	-	46	-	46
Consumer Loans	-	-	-	-
Other	-	-	-	-
Personnel Loans- FC	-	-	-	-
Mortgage Loans	-	-	-	-
Automotive Loans	-	-	-	-
Consumer Loans	-	-	-	-
Other	-	-	-	-
Personnel Credit Cards- YTL	11.417	761	195	12.373
With Installment	4.342	761	82	5.185
Without Installment	7.075	-	113	7.188
Personnel Credit Cards- FC	-	-	-	-
With Installment	-	-	-	-
Without Installment	-	-	-	-
Credit Deposit Account- YTL (Real Person)	125.735	-	-	125.735
Credit Deposit Account- FC (Real Person)	-	-	-	-
Total Consumer Loans	3.138.564	5.984.196	107.780	9.230.540

(Amounts expressed in thousands of New Turkish lira ("YTL") unless otherwise stated.)

I. EXPLANATIONS AND NOTES RELATED TO ASSETS (CONTINUED):

5. Information on commercial installment loans and corporate credit cards:

	Short-term	Med.- and long-term	Interest and income accruals	Total
Commercial Installment Loans- YTL	601.694	2.790.919	39.723	3.432.336
Mortgage Loans	878	523.973	3.921	528.772
Automotive Loans	29.083	1.225.792	13.495	1.268.370
Consumer Loans	569.274	966.634	18.723	1.554.631
Other	2.459	74.520	3.584	80.563
FC Indexed Commercial Installment Loans	26.352	115.493	761	142.606
Mortgage Loans	-	33.310	112	33.422
Automotive Loans	363	56.546	229	57.138
Consumer Loans	12.556	9.448	235	22.239
Other	13.433	16.189	185	29.807
Commercial Installment Loans- FC	1.426	8.869	41	10.336
Mortgage Loans	-	-	-	-
Automotive Loans	-	4.119	-	4.119
Consumer Loans	-	-	-	-
Other	1.426	4.750	41	6.217
Corporate Credit Cards- YTL	54.298	-	869	55.167
With Installment	-	-	-	-
Without Installment	54.298	-	869	55.167
Corporate Credit Cards- FC	-	-	-	-
With Installment	-	-	-	-
Without Installment	-	-	-	-
Credit Deposit Account- YTL (Legal Person)	411.250	-	-	411.250
Credit Deposit Account- FC (Legal Person)	-	-	-	-
Total	1.095.020	2.915.281	41.394	4.051.695

6. Loans according to types of borrowers:

	Current Period 31 December 2006	Prior Period 31 December 2005
Public	1.236.480	1.486.011
Private	27.100.461	20.879.723
Total	28.336.941	22.365.734

7. Distribution of domestic and foreign loans: Loans are classified according to the locations of the customers.

	Current Period 31 December 2006	Prior Period 31 December 2005
Domestic Loans	28.110.281	21.867.596
Foreign Loans	226.660	498.138
Total	28.336.941	22.365.734

8. Loans granted to investments in associates and subsidiaries:

	Current Period 31 December 2006	Prior Period 31 December 2005
Direct Loans Granted to Investments in Associates and Subsidiaries	136.133	115.913
Indirect Loans Granted to Investments in Associates and Subsidiaries	-	-
Total	136.133	115.913

(Amounts expressed in thousands of New Turkish lira ("YTL") unless otherwise stated.)

I. EXPLANATIONS AND NOTES RELATED TO ASSETS (CONTINUED):

3. The movement of investment securities held-to-maturity:

	Current Period 31 December 2006	Prior Period 31 December 2005
Beginning Balance	486.493	487.419
FX Differences on Monetary Assets	-	(926)
Purchases During Year	-	-
Disposals Through Sales and Redemptions (*)	(486.493)	-
Impairment Provision (-)	-	-
Period End Balance	-	486.493

Collateral/blocked amount in held-to-maturity investments as of 31 December 2006 YTL(-) (31 December 2005: YTL 486.493). No repurchase agreements exist.

g. Information on investments in associates (Net):

1. General information about investments in associates: As of 31 December 2006 there are no investments in associates of the Bank.

2. Movement schedule of investment in associates:

	Current Period 31 December 2006	Prior Period 31 December 2005
Balance at The Beginning of the Period	19.268	187.436
Movements During the Period		
Purchases	-	-
Bonus Shares Obtained	-	-
Dividends from Current Year Income	-	-
Sales (*)	(19.268)	(170.143)
Revaluation Increase	-	-
Value Increase / (Decrease)	-	8.356
Currency Translation Differences Arising from Foreign Investments in Associates	-	(6.381)
Balance at the End of the Period	-	19.268
Capital Commitments	-	-
Share Percentage at the End of the Period (%)	-	-

(*) The amount stated as "Sales" as of 31 December 2005 results from the purchase of shares of Ak Uluslararası Bankası A.Ş. and Sabancı Bank plc. Thus the share of the Bank in these investments increased and accordingly the transfer of these companies from the investments in associates portfolio to the subsidiaries portfolio. The amount shown as of 31 December 2006 arose from the reclassification of Ak Yatırım Ortaklığı A.Ş. to the subsidiaries portfolio.

3. Information on sectors and the carrying amounts of the financial investments in associates:

Associates	Current Period 31 December 2006	Prior Period 31 December 2005
Banks	-	-
Insurance Companies	-	-
Factoring Companies	-	-
Leasing Companies	-	-
Finance Companies	-	-
Other Financial Investments in Associates	-	19.268

(Amounts expressed in thousands of New Turkish lira ("YTL") unless otherwise stated.)

I. EXPLANATIONS AND NOTES RELATED TO ASSETS (CONTINUED):

4. Associates quoted to stock exchange:

	Current Period 31 December 2006	Prior Period 31 December 2005
Quoted to Domestic Stock Exchanges	-	19.268
Quoted to Foreign Stock Exchanges	-	-

h. Information on subsidiaries (Net):

1. Accounting method used for the valuation of subsidiaries: Disclosed in Note II of Section Three.

2. Information on subsidiaries:

	Title	Address (City / Country)	Bank's share percentage-If different voting percentage (%)	Bank's risk group share percentage (%)
1	Ak Yatırım Ortaklığı A.Ş.	Istanbul/Turkey	47,26	47,26
2	Ak Portföy Yönetimi A.Ş.	Istanbul/Turkey	99,99	99,99
3	Ak Global Funding B.V.	Rotterdam/Netherlands	100,00	100,00
4	Ak Finansal Kiralama A.Ş.	Istanbul/Turkey	99,99	100,00
5	Ak Yatırım Menkul Değerler A.Ş.	Istanbul/Turkey	99,80	100,00
6	Akbank N.V.	Rotterdam/Netherlands	100,00	100,00
7	Sabancı Bank plc.	London/England	65,00	100,00
8	Akbank AG	Frankfurt/Germany	100,00	100,00

3. Main financial figures of subsidiaries, in the order of the above table:

The financial figures have been obtained from the financial statements of the related companies, dated 30 September 2006.

	Total Assets	Shareholders' Equity	Total Fixed Assets	Interest Income	Income from Marketable Securities Portfolio	Current Period Profit / Loss	Prior Period Profit / Loss	Fair Value (*)
1	49.844	48.244	8	692	1.720	(614)	9.475	14.633
2	12.906	12.144	311	1.161	179	6.875	5.841	3.592
3	-	-	-	-	-	-	-	34
4	508.938	130.068	218	35.750	1.947	14.508	14.399	121.088
5	271.171	90.663	23.565	25.695	8.749	17.218	9.315	81.360
6	1.476.586	144.575	1.674	38.435	24.397	3.977	3.558	139.785
7	666.414	285.453	747	42.466	12.500	7.288	11.793	193.109
8	1.790.079	392.128	1.080	57.773	3.857	8.806	-	372.760

Operations of Ak Global Funding B.V. have not commenced yet and the Bank's investment in this company is immaterial.

(*) Fair values refer to the market values for the subsidiaries quoted to stock exchange and acquisition costs after the impairment provision, if any, for the subsidiaries not quoted to a stock exchange and they are equal to the amounts carried at the financial statements.

AKBANK T.A.Ş.

NOTES TO UNCONSOLIDATED FINANCIAL STATEMENTS AT 31 DECEMBER 2006 AND 2005

(Amounts expressed in thousands of New Turkish lira ("YTL") unless otherwise stated.)

I. EXPLANATIONS AND NOTES RELATED TO ASSETS (CONTINUED):

4. Movement schedule of subsidiaries:

	Current Period 31 December 2006	Prior Period 31 December 2005
Balance at the Beginning of the Period	455.989	205.253
Movements During the Period		
Purchases(*)	388.640	445.714
Bonus Shares and Contributions to Capital (**)	63.172	-
Dividends From Current Year Income	-	-
Sales (***)	(26.958)	(175.563)
Revaluation Increase	-	-
Impairment Provision	(4.589)	-
Currency Translation Differences Arising from Foreign Investments	50.107	(19.415)
Balance at the End of the Period	926.361	455.989
Capital Commitments	-	-
Share Percentage at the End of the Period (%)	-	-

(*) The amount stated as "Purchases" as of 31 December 2005 results from the purchase of shares of Ak Uluslararası Bankası A.Ş. and Sabancı Bank plc. The shares of the Bank in these investments increased and accordingly these companies have been transferred from the investments in associates portfolio to the subsidiary portfolio. The amount shown as of 31 December 2006 represents the conversion of Frankfurt Branch to %100 investment as of 1 September 2006 with the name of Akbank AG with a cost of YTL 369.280 and from the purchase of Zugspitze 70.VV AG amounting YTL 92. YTL 19.268 results from the transfer of Ak Yatırım Ortaklığı A.Ş. from the associates to subsidiaries portfolio.

(**) The amount shown in "Bonus Shares and Contributions to Capital" line as of 31 December 2006 derives from the capital increase of Ak Finansal Kiralama A.Ş. as of 28 April 2006 amounting YTL 23,097 and the remaining YTL 40.075 from the addition into the paid-in capital of Akbank N.V. the subordinated loan provided to Akbank N.V. amounting YTL 40.075 (25 million EUR) as at 13 April 2006.

(***) The amount of YTL 26.820 presented in "Sales" line is the amount arised from the sale of 73,41% Ak Emeklilik A.Ş.'s shares to Aksigorta A.Ş. on 10 March 2006. As of 31 December 2005, amount stated in the "Sales" line presents the amount liquidated due to the merger with Ak Uluslararası Bankası A.Ş..

5. Sectoral information on financial subsidiaries and the related carrying amounts :

Subsidiaries	Current Period 31 December 2006	Prior Period 31 December 2005
Banks	705.654	246.197
Insurance Companies	-	26.820
Factoring Companies	-	-
Leasing Companies	121.088	97.991
Finance Companies	-	-
Other Financial Subsidiaries	99.619	84.981

6. Subsidiaries quoted on a stock exchange:

	Current Period 31 December 2006	Prior Period 31 December 2005
Quoted on Domestic Stock Exchanges	14.633	-
Quoted on Foreign Stock Exchanges	-	-

(Amounts expressed in thousands of New Turkish lira ("YTL") unless otherwise stated.)

I. EXPLANATIONS AND NOTES RELATED TO ASSETS (CONTINUED):

7. Information on subsidiaries sold in the current period:

Title	Sale Price	Market or Stock Exchange Value at Sale Date (**)	Cash / Installment Info
Ak Emeklilik A.Ş. (*)	125.000	125.000	Cash

(*) The Bank has sold 73,41% shares of Ak Emeklilik A.Ş. to Aksigorta A.Ş. with an amount of YTL 125.000. The gain resulted from this sale amounting to YTL 98.180 has been recognized under "other operating income" in the income statement.
(**) This value represents the fair value according to the report prepared by an independent firm at the sale date.

8. Subsidiaries purchased in the current period:

Title	Purchase Price	Market or Stock Exchange Value at Sale Date	Cash / Installment Info
Zugspitze 70.VV AG (*)	92	92	Cash
Akbank A.G. (**)	369.280	369.280	Asset Capital

(*) The Bank purchased all shares of Zugspitze 70.VV AG, a company based in Germany, for YTL 92 within the conversion transaction of Frankfurt Branch into an AG status company as of 27 April 2006.
(**) As of 1 September 2006, the Frankfurt Branch became 100% investment of the Bank and named Akbank AG.

i. Explanations on property and equipment:

	Immovables	Other Tangible Fixed Assets	Construction in Progress	Total
Prior Period End: 31 December 2005				
Cost	589.697	542.704	7.891	1.140.292
Accumulated Depreciation (-)	147.677	330.660	-	478.337
Net Book Value	442.020	212.044	7.891	661.955
Current Period End : 31 December 2006				
Net Book Value at the Beginning of the Period	442.020	212.044	7.891	661.955
Additions	46.985	95.978	56.485	199.448
Disposals (-) Net	8.643	4.433	59.394	72.470
Depreciation (-)	11.824	81.919	-	93.743
Impairment	-	-	-	-
Cost at Period End	624.412	604.089	4.982	1.233.483
Accumulated Depreciation at Period End (-)	155.874	382.419	-	538.293
Closing Net Book Value	468.538	221.670	4.982	695.190

(Amounts expressed in thousands of New Turkish lira ("YTL") unless otherwise stated.)

I. EXPLANATIONS AND NOTES RELATED TO ASSETS (CONTINUED):

	Immovables	Other tangible fixed assets	Construction in progress	Total
Prior Period End: 31 December 2004				
Cost	590.041	474.388	7.748	1.072.177
Accumulated depreciation (-)	136.906	277.435	-	414.341
Net book value	453.135	196.953	7.748	657.836
Current Period End: 31 December 2005				
Net book value at the beginning of the period	453,135	196.953	7.748	657.836
Additions	6,560	89.502	52.768	148.830
Disposals(-)	5,889	1.711	52.625	60.225
Depreciation(-)	11,786	72.700	-	84.486
Impairment	-	-	-	-
Cost at Period End	589.697	542.704	7.891	1.140.292
Accumulated Depreciation at Period End (-)	147.677	330.660	-	478.337
Closing net book value	442.020	212.044	7.891	661.955

As of 31 December 2006, total impairment amounting to YTL 11.799 for buildings is accounted in the financial statements (31 December 2005: YTL 11.799).

j. Explanations on intangible assets:

1. Cost and accumulated amortization at the beginning and end of the period:

	Current Period 31 December 2006	Prior Period 31 December 2005
Nominal Book Values	100.151	78.278
Accumulated Amortization (-)	65.820	57.060
Net Book Value	34.331	21.218

2. Reconciliation of movements for the current period and prior period:

	Current Period 31 December 2006	Prior Period 31 December 2005
Cost	78.278	75.326
Accumulated Amortization	57.060	49.198
Net book value	21.218	26.128
Opening Balance	21.218	26.128
Additions	22.595	5.466
Disposals (-)	23	2.555
Depreciation (-)	9.459	7.821
Closing Net Book Value	34.331	21.218

(Amounts expressed in thousands of New Turkish lira ("YTL") unless otherwise stated.)

I. EXPLANATIONS AND NOTES RELATED TO ASSETS (CONTINUED):

k. Information on deferred tax asset

As of 31 December 2006 and 31 December 2005, the Bank has no "deferred tax assets".

There are no carry forward tax losses that can be deducted from the tax base of the Bank. Deferred tax assets and liabilities which are accounted for the temporary differences arising between applicable accounting policies and valuation principles and tax legislation, are netted-off and accounted under deferred tax liability as YTL 830. An explanation about the net deferred tax liability is given in Note II.g-2 of Section Five.

l. Information on assets held for resale:

	Current Period 31 December 2006	Prior Period 31 December 2005
Cost	1.492	1.245
Accumulated Depreciation	75	62
Net Book Value	1.417	1.183
Opening Balance	1.417	1.183
Additions	1.074	414
Disposals (-)	131	155
Depreciation (-)	36	25
Closing Net Book Value	**2.324**	**1.417**

m. Information on other assets:

Other assets amount to YTL 190.647 (31 December 2005: YTL 76.196) on the balance sheet and do not exceed 10% of the total assets, excluding the off-balance sheet commitments.

(Amounts expressed in thousands of New Turkish lira ("YTL") unless otherwise stated.)

II. EXPLANATIONS AND NOTES RELATED TO LIABILITIES:

a. Information on deposits

1. Information on maturity structure of the deposits:

There are no deposits with 7 days notification and accumulative deposits:

1(i). Current Period - 31 December 2006

	Demand	Up to 1 Month	1 – 3 Months	3 – 6 Months	6 months – 1 year	1 year and over	Accrual	Total
Saving Deposits	1.094.717	2.222.828	7.756.888	1.812.749	157.136	45.792	155.924	13.246.034
Foreign Currency Deposits	2.568.098	1.620.489	7.429.038	1.539.728	833.441	445.212	51.723	14.487.729
Residents in Turkey	2.533.878	1.600.718	7.366.658	1.488.505	794.654	293.064	50.310	14.127.787
Residents Abroad	34.220	19.771	62.380	51.223	38.787	152.148	1.413	359.942
Public Sector Deposits	27.802	249	1.471	191	86	183	39	30.021
Commercial Deposits	1.331.171	701.785	1.080.725	17.554	3.520	2.254	31.929	3.168.938
Other Institutions Deposits	660.627	77.004	457.781	138.239	155.949	29.152	15.172	1.533.924
Gold Vault	-	-	-	-	-	-	-	-
Bank Deposits	105.833	393.759	1.126.142	85.942	8.122	2.915	12.147	1.734.860
The CBRT	-	-	-	-	-	-	-	-
Domestic Banks	1.121	392.500	1.000	1.000	1.000	-	3.053	399.674
Foreign Banks	29.891	1.259	1.125.142	84.942	7.122	2.915	9.094	1.260.365
Special Finance Institutions	74.821	-	-	-	-	-	-	74.821
Other	-	-	-	-	-	-	-	-
Total	5.788.248	5.016.114	17.852.045	3.594.403	1.158.254	525.508	266.934	34.201.506

1(ii). Prior Period-31 December 2005

	Demand	Up to 1 Month	1 – 3 Months	3 – 6 Months	6 months – 1 year	1 year and over	Accrual	Total
Saving Deposits	1.053.096	1.106.012	5.315.626	2.867.657	182.688	200.070	148.673	10.873.822
Foreign Currency Deposits	2.177.449	1.096.469	5.985.392	2.227.081	565.160	467.264	38.499	12.557.314
Residents in Turkey	2.138.430	919.942	5.550.700	1.806.081	458.580	220.709	32.012	11.126.454
Residents Abroad	39.019	176.527	434.692	421.000	106.580	246.555	6.487	1.430.860
Public Sector Deposits	22.037	358	743	127	114	104	30	23.513
Commercial Deposits	1.278.096	341.270	1.725.887	577.330	10.063	11.543	56.051	4.000.240
Other Institutions Deposits	580.137	123.059	383.765	176.616	130.592	202.972	21.381	1.618.522
Gold Vault	-	-	-	-	-	-	-	-
Bank Deposits	99.761	819.802	960.574	752.563	8.500	1.000	19.358	2.661.558
The CBRT	-	-	-	-	-	-	-	-
Domestic Banks	534	814.734	-	-	8.500	1.000	2.888	827.656
Foreign Banks	21.483	5.068	960.574	752.563	-	-	16.470	1.756.158
Special Finance Institutions	77.744	-	-	-	-	-	-	77.744
Other	-	-	-	-	-	-	-	-
Total	5.210.576	3.486.970	14.371.987	6.601.374	897.117	882.953	283.992	31.734.969

(Amounts expressed in thousands of New Turkish lira ("YTL") unless otherwise stated.)

II. EXPLANATIONS AND NOTES RELATED TO LIABILITIES (CONTINUED):

2. Information on saving deposits insurance:

2(i). Information on saving deposits under the guarantee of the saving deposits insurance fund and amounts exceeding the limit of the deposit insurance fund:

	Under the Guarantee of Deposit Insurance		Exceeding the Limit of Deposit Insurance	
	Current Period 31 December 2006	Prior Period 31 December 2005	Current Period 31 December 2006	Prior Period 31 December 2005
Saving Deposits	6.094.970	4.930.096	7.149.836	5.925.409
Foreign Currency Saving Deposits	4.840.388	4.269.256	7.232.684	5.102.285
Other Deposits in the Form of Saving Deposits	-	-	-	-
Foreign Branches' Deposits under Foreign Authorities' Insurance	-	7.414	-	-
Off-Shore Banking Regions' Deposits under Foreign Authorities' Insurance	-	-	-	-

2(ii). Saving deposits which are not under the guarantee of deposit insurance fund:

	Current Period 31 December 2006	Prior Period 31 December 2005
Saving Deposits in Foreign Branches	-	-
Saving Deposits in Off-Shore Banking Regions	1.228	22.701

Saving deposits in the foreign branches are not under the guarantee of the saving deposits insurance fund; they are guaranteed according to their local legal requirements.

b. Information on trading derivative financial liabilities:

Schedule of negative differences for trading derivative financial liabilities:

	Current Period 31 December 2006		Prior Period 31 December 2005	
	YTL	FC	YTL	FC
Forward Transactions	16.756	31	63	797
Swap Transactions	-	29.405	536	42.573
Future Transactions	-	-	-	-
Options	-	-	-	-
Other	-	-	-	-
Total	16.756	29.436	599	43.370

AKBANK T.A.Ş.
NOTES TO UNCONSOLIDATED FINANCIAL STATEMENTS
AT 31 DECEMBER 2006 AND 2005
(Amounts expressed in thousands of New Turkish lira ("YTL") unless otherwise stated.)

II. EXPLANATIONS AND NOTES RELATED TO LIABILITIES (CONTINUED):

c. Information on borrowings:

1. Information on banks and other financial institutions:

	Current Period 31 December 2006		Prior Period 31 December 2005	
	YTL	FC	YTL	FC
Borrowings from the CBRT	-	-	-	-
From Domestic Bank and Institutions	122.463	27.889	83.480	30.042
From Foreign Banks, Institutions and Funds	-	9.059.117	-	7.216.351
Total	122.463	9.087.006	83.480	7.246.393

2. Information on maturity structure of borrowings:

	Current Period 31 December 2006		Prior Period 31 December 2005	
	YTL	FC	YTL	FC
Short-Term	122.463	3.062.157	83.480	4.465.955
Medium and Long-Term	-	6.024.849	-	2.780.438
Total	122.463	9.087.006	83.480	7.246.393

The liabilities providing the funding sources of the Bank are deposits and borrowings. Deposits are the most important funding source of the Bank and diversification of these deposits by number and type of depositors with a stable structure does not create any risk concentration. The borrowings are composed of funds such as syndicated and securitized borrowings, money market and post finance which are obtained from different financial institutions with different maturity-interest structures and characteristics. There is no risk concentration in any of the funding sources of the Bank.

3. Repayment schedule of securitization credits:

There are two long-term securitizations realized by using AK Receivables Corporation and A.R.T.S. Ltd., the "Special Purpose Entities" of the Bank established abroad. The total amount of these borrowings amount to USD 2.811 million (YTL 3.977.618) (31 December 2005: USD 1.879 million (YTL 2.583.179) and the related repayment schedules are presented in the table below:

	Current Period 31 December 2006	Prior Period 31 December 2005
2006	-	178.461
2007	332.976	112.895
2008	510.577	298.150
2009	526.945	480.318
2010	536.596	489.697
2011	543.033	487.263
2012	557.564	348.465
2013	552.506	187.930
2014	284.245	-
2015	66.588	-
2016	66.588	-
Total	3.977.618	2.583.179

d. Information on other foreign liabilities:

Other foreign liabilities amount to YTL 456.574 (31 December 2005: YTL 287.100) and do not exceed 10% of the total balance sheet excluding off-balance sheet commitments.

(Amounts expressed in thousands of New Turkish lira ("YTL") unless otherwise stated.)

II. EXPLANATIONS AND NOTES RELATED TO LIABILITIES (CONTINUED):

e. Information on financial leasing agreements:

The contingent rent installments of financial lease contracts are determined by the price of commodity, market interest rates and the maturity of funding. The financial leasing contracts do not have any conditions which cause significant commitments for the Bank.

Liabilities incurred due to financial leasing agreements:

	Current Period 31 December 2006		Prior Period 31 December 2005	
	Gross	Net	Gross	Net
Less Than 1 Year	17.195	12.633	898	863
Between 1-4 Years	23.949	21.287	-	-
More Than 4 Years	-	-	-	-
Total	41.144	33.920	898	863

f. Information on provisions:

1. Information on general provisions:

	Current Period 31 December 2006	Prior Period 31 December 2005
General Provisions	181.233	124.809
Provisions for Group I. Loans and Receivables	139.596	101.110
Provisions for Group II. Loans and Receivables	5.198	2.343
Provisions for Non Cash Loans	11.593	9.736
Other	24.846	11.620

2. Information on reserve for employment termination benefit

Under the Turkish Labour Law, the Bank is required to pay termination benefits to each employee who has completed at least one year of service and whose employment is terminated without due cause, is called up for military service, dies or who retires after completing 25 years of service (20 years for women) and achieves the retirement age (58 for women and 60 for men). Since the legislation was changed on 23 May 2002, there are certain transitional provisions relating to length of service prior to retirement.

The amount payable consists of one month's salary limited to a maximum of YTL 1.857,44 in full YTL amount (31 December 2005: YTL 1,727.15) for each year of service. The liability is not funded, as there is no funding requirement.

The reserve has been calculated by estimating the present value of the future probable obligation of the Bank arising from the retirement of its employees. TAS 19 requires actuarial valuation methods to be developed to estimate the enterprise's obligation for such benefits. Accordingly, the following actuarial assumptions were used in the calculation of the total liability:

	Current Period 31 December 2006	Prior Period 31 December 2005
Discount Rate (%)	5,71	5,45
Rate for the Probability of Retirement (%)	0,93	0,93

(Amounts expressed in thousands of New Turkish lira ("YTL") unless otherwise stated.)

II. EXPLANATIONS AND NOTES RELATED TO LIABILITIES (CONTINUED):

The principal actuarial assumption is that the maximum liability of YTL 1.770,62 will increase in line with inflation. Thus, the discount rate applied represents the expected real rate after adjusting for the effects of future inflation. As the maximum liability is revised semi-annually, the maximum amount of YTL 1.960,69 (1 January 2006: YTL 1.770,64) effective from 1 January 2007 has been taken into consideration in calculating the reserve for employee termination benefits.

Movements in the reserve for employment termination benefits during the periods are as follows:

	Current Period 31 December 2006	Prior Period 31 December 2005
Balance at the Beginning of the Period	42.445	38.758
Provisions Recognized During the Period	13.126	21.971
Paid During the Period	(18.498)	(18.284)
Balance at the End of the Period	37.073	42.445

In addition as of 31 December 2006, the Bank has accounted provision for unused vacation rights amounting to YTL 17.270 as of 31 December 2006 (31 December 2005: YTL 10.262).

3. Information on Provisions Related with Foreign Currency Difference of Foreign Indexed Loans:

As of 31 December 2006, the provision related to foreign currency difference of foreign indexed loans amounts to YTL 8.478 (31 December 2005: YTL -).

4. Specific provisions on non-cash loans that are non-funded and non-transformed into cash:

Provision for non-cash loans that are non-funded and non-transformed into cash as of 31 December 2006 amount to YTL 21.921 (31 December 2005: YTL 10.144).

5. Information on other provisions:

5(i). Information on provisions for possible risks:

	Current Period 31 December 2006	Prior Period 31 December 2005
Provisions for Possible Risks	-	47.415

5(ii). Information on banking services promotion provisions:

The Bank has provisions on credit cards and banking services promotion applications amounting YTL 76.211 (31 December 2005: YTL 27.115).

(Amounts expressed in thousands of New Turkish lira ("YTL") unless otherwise stated.)

II. EXPLANATIONS AND NOTES RELATED TO LIABILITIES (CONTINUED):

g. Explanations on Tax Liability:

1. Explanations on Current Tax Liability:

The tax calculation of the Bank is explained in Note XVIII of Section Three. As of 31 December 2006, the tax liability after the deduction of temporary taxes paid is YTL 96.051 (31 December 2005: YTL 202.388).

1(i). Information on taxes payable:

	Current Period 31 December 2006	Prior Period 31 December 2005
Corporate Tax Payable	96.051	202.388
Taxation on Marketable Securities	53.245	36.487
Property Tax	373	374
Banking Insurance Transaction Tax (BITT)	31.294	22.032
Foreign Exchange Transaction Tax	2.115	1.061
Value Added Tax Payable	1.018	1.330
Other	11.478	11.282
Total	**195.574**	**274.954**

1(ii). Information on premium payables:

	Current Period 31 December 2006	Prior Period 31 December 2005
Social Security Premiums – Employee	-	1
Social Security Premiums - Employer	1	3
Bank Social Aid Pension Fund Premium- Employee	7	10
Bank Social Aid Pension Fund Premium - Employer	167	173
Pension Fund Membership Fees and Provisions - Employee	-	-
Pension Fund Membership Fees and Provisions - Employer	-	-
Unemployment Insurance - Employee	296	271
Unemployment Insurance - Employer	593	543
Other	-	7
Total	**1.064**	**1.008**

2. Information on deferred tax liability:

	Current Period 31 December 2006		Pirior Period 31 December 2005	
	Cumulative Temporary Differences	Deferred Tax Asset/ (Liability)	Cumulative Temporary Differences	Deferred Tax Asset/(Liability)
Reserve for Employee Rights	(54.343)	10.869	(52.707)	15.812
Other Provisions	(43.059)	8.612	(29.336)	8.801
Other	(686)	137	(467)	140
Deferred Tax Asset		**19.618**		**24.753**
Differences Between the Tax Base and Carrying Value of the Assets				
Property and Equipment	98.965	(19.793)	78.982	(23.695)
Financial Assets	3.273	(655)	118.611	(35.583)
Reversal of Country Risk Provision	-	-	76.825	(30.730)
Deferred Tax Liability		**(20.448)**		**(90.008)**
Deferred Tax Liability, Net		**(830)**		**(65.255)**

(Amounts expressed in thousands of New Turkish lira ("YTL") unless otherwise stated.)

II. EXPLANATIONS AND NOTES RELATED TO LIABILITIES (CONTINUED):

h. Information on subordinated loans:

	Current Period 31 December 2006		Prior Period 31 December 2005	
	YTL	FC	YTL	FC
From Domestic Banks	-	-	-	-
From Other Domestic Institutions	-	-	-	-
From Foreign Banks	-	-	-	-
From Other Foreign Institutions	-	-	-	4.159
Total	-	-	-	4.159

i. Information on Shareholders' Equity:

1. Presentation of paid-in capital:

	Current Period 31 December 2006	Prior Period 31 December 2005
Common Stock	2.200.000	1.800.005
Preferred Stock	-	-

2. Amount of paid-in-capital, explanations as to whether the registered share capital system is applied, if so, the amount of registered share capital ceiling:

Capital System	Paid-in capital	Ceiling
Registered Share Capital	2.200.000	2.500.000

3. Information on the share capital increases during the period and their sources:

Date of Capital Increase	Amount of Capital Increase	Cash	Profit Reserves Subject to Increase	Capital Reserves Subject to Increase
29 May 2006	399.995	-	199.997	199.998

4. Information on share capital increases from revaluation funds during the current period:

Marketable Securities Value Increase Fund	Tangible and Non Tangible Assets' Revaluation Increase	Investments, Associates and Mutually Controlled Associates (Net)	Other
-	-	-	199.998

5. Information on capital commitments, the purpose and the sources until the end of the fiscal year and the subsequent interim period: None.

6. The effects of anticipations based on the financial figures for prior periods regarding the Bank's income, profitability and liquidity, and the anticipations regarding the uncertainty of these indicators on the shareholders' equity:

The Bank has been continuing its operations with high profitability and has been retaining most of its net profit in the equity, either by increasing its capital or transferring it into reserves. On the other hand, only a small part of the equity is allocated to associates and subsidiaries and fixed assets, thus giving a chance for considerably high free capital which provides funds for liquid and high interest bearing assets. Considering all these factors, the Bank's shareholders' equity is getting steadily stronger.

(Amounts expressed in thousands of New Turkish lira ("YTL") unless otherwise stated.)

II. EXPLANATIONS AND NOTES RELATED TO LIABILITIES (CONTINUED):

a. Information on privileges given to shares representing the capital: None.

j. Information on marketable securities value increase fund:

	Current Period 31 December 2006		Prior Period 31 December 2005	
	YTL	FC	YTL	FC
From Investments in Associates, Subsidiaries, and Joint Ventures	5.675	-	55.450	-
Valuation Difference	(152.110)	16.346	189.754	26.633
Foreign Currency Difference	-	-	-	-
Total	(146.435)	16.346	245.204	26.633

Information on the part of the value increase fund related to foreign currency marketable securities: The part of value increase fund related to foreign currency marketable securities is the difference between the fair values and amortized costs, calculated in accordance with "effective yield method" of government bonds classified as available-for-sale financial assets.

III. EXPLANATIONS AND NOTES RELATED TO INCOME STATEMENT

a. Information on interest income:

1. Information on interest income on loans:

	Current Period 31 December 2006		Prior Period 31 December 2005	
	YTL	FC	YTL	FC
Short-Term Loans	2.053.155	106.800	1.539.058	67.413
Medium and Long-Term Loans	1.346.820	402.260	917.456	222.886
Interest on Loans Under Follow-Up	20.825	156	19.237	160
Premiums Received from the Resource Utilization Support Fund	-	-	-	-
Total	3.420.800	509.216	2.475.751	290.459

2. Information on interest income on banks:

	Current Period 31 December 2006		Prior Period 31 December 2005	
	YTL	FC	YTL	FC
From the CBRT	-	7.126	-	2.932
From Domestic Banks	375	2.995	2.242	122
From Foreign Banks	201	62.618	1.166	24.776
Headquarters and Branches Abroad	-	-	-	-
Total	576	72.739	3.408	27.830

(Amounts expressed in thousands of New Turkish lira ("YTL") unless otherwise stated.)

III. EXPLANATIONS AND NOTES RELATED TO INCOME STATEMENT (CONTINUED):

3. Information on interest income on marketable securities:

	Current Period 31 December 2006		Prior Period 31 December 2005	
	YTL	FC	YTL	FC
From Trading Financial Assets	105.390	446.630	185.019	249.090
From Financial Assets at Fair Value Through Profit or Loss	-	-	-	-
From Available-for-Sale Financial Assets	1.644.653	214.483	1.726.051	211.863
From Held-to-Maturity Investments:	19.868	-	41.620	2.065
Total	1.769.911	661.113	1.952.690	463.018

4. Information on interest income received from investments in associates and subsidiaries:

	Current Period 31 December 2006	Prior Period 31 December 2005
Interests Received From Investments in Associates And Subsidiaries	8.819	2.700

b. Information on interest expense:

1. Information on interest expense on borrowings:

	Current Period 31 December 2006		Prior Period 31 December 2005	
	YTL	FC	YTL	FC
Banks	15.065	421.395	11.072	199.210
The CBRT	-	-	-	-
Domestic Banks	12.417	1.536	10.797	1.166
Foreign Banks	2.648	419.859	275	198.044
Headquarters and Branches Abroad	-	-	-	-
Other Institutions	-	-	-	1.318
Total	15.065	421.395	11.072	200.528

2. Information on interest expense given to investments in associates and subsidiaries:

	Current Period 31 December 2006	Prior Period 31 December 2005
Interest Paid to Investment in Associates and Subsidiaries	4.880	1.523

(Amounts expressed in thousands of New Turkish lira ("YTL") unless otherwise stated.)

III. EXPLANATIONS AND NOTES RELATED TO INCOME STATEMENT (CONTINUED):

3. Maturity structure of the interest expense on deposits:

There are no deposits with 7 days notification and accumulative deposits:

		Time Deposit					
	Demand Deposits	Up to 1 Month	Up to 3 Months	Up to 6 Months	Up to 1 Year	More than 1 Year	Total
YTL							
Bank Deposits	2.226	107.562	13.590	942	19	-	124.339
Saving Deposits	2.234	363.373	1.268.041	296.335	25.687	7.486	1.963.156
Public Sector Deposits	572	74	182	23	4	3	858
Commercial Deposit	1.175	162.080	249.598	4.054	813	521	418.241
Other Deposits	5.279	14.701	87.399	26.392	29.774	5.566	169.111
Total	11.486	647.790	1.618.810	327.746	56.297	13.576	2.675.705
FC							
Foreign Currency Deposits	3.616	48.374	281.142	78.579	35.096	16.968	463.775
Bank Deposits	5.909	88	28.587	2.528	494	202	37.808
Gold Vault	-	-	-	-	-	-	-
Total	9.525	48.462	309.729	81.107	35.590	17.170	501.583
Grand Total	21.011	696.252	1.928.539	408.853	91.887	30.746	3.177.288

c. Explanations on dividend income:

	Current Period 31 December 2006	Prior Period 31 December 2005
From Trading Financial Assets	3	-
From Financial Assets at Fair Value Through Profit or Loss	-	-
Available-for-Sale Financial Assets	1.156	3.997
Other (*)	74.986	46.347
Total	**76.145**	**50.344**

(*) Discloses the dividend income received from investments in associates and subsidiaries.

d. Information on trading loss/income: (Net)

	Current Period 31 December 2006	Prior Period 31 December 2005
Income	**10.753.044**	**5.251.219**
Income from Capital Market Transactions	323.935	238.611
From Derivative Financial Transactions	107.250	23.830
Other	216.685	214.781
Foreign Exchange Gains	10.429.109	5.012.608
Loss (-)	10.696.403	4.988.632
Loss from Capital Market Transactions	176.914	49.806
From Derivative Financial Transactions	103.962	30.082
Other	72.952	19.724
Foreign Exchange Loss	10.519.489	4.938.826

AKBANK T.A.Ş.

NOTES TO UNCONSOLIDATED FINANCIAL STATEMENTS AT 31 DECEMBER 2006 AND 2005

(Amounts expressed in thousands of New Turkish lira ("YTL") unless otherwise stated.)

III. EXPLANATIONS AND NOTES RELATED TO INCOME STATEMENT (CONTINUED):

e. Explanations on other operating income:

There are no extraordinary items included in other operating income.

f. Provision expenses related to loans and other receivables of the Bank:

	Current Period 31 December 2006	Prior Period 31 December 2005
Specific Provisions for Loans and Other Receivables	374.457	299.879
III. Group Loans and Receivables	361.306	290.688
IV. Group Loans and Receivables	7.238	5.235
V. Group Loans and Receivables	5.913	3.956
General Provision Expenses	56.424	47.880
Provision Expense for Possible Risks	-	-
Marketable Securities Impairment Expense	-	-
Financial Assets at Fair Value Through Profit or Loss	-	-
Available-for-Sale Financial Assets	-	-
Investments in Associates, Subsidiaries and Held-to-Maturity Securities Value Decrease	-	-
Investments in Associates	-	-
Subsidiaries	-	-
Joint Ventures	-	-
Held-to-Maturity Investments:	-	-
Other	-	176
Total	430.881	347.935

g. Information related to other operating expenses:

	Current Period 31 December 2006	Prior Period 31 December 2005
Personnel Expenses	549.848	421.738
Reserve for Employee Termination Benefits	-	3.687
Bank Social Aid Provision Fund Deficit Provision	-	-
Impairment Expenses of Fixed Assets	-	-
Depreciation Expenses of Fixed Assets	93.569	83.702
Impairment Expenses of Intangible Assets	-	-
Goodwill Impairment Expenses	-	-
Amortization Expenses of Intangible Assets	9.459	9.079
Impairment Expenses of Equity Participations for Which Equity Method is Applied	-	-
Impairment Expenses of Assets Held for Resale	-	-
Depreciation Expenses of Assets Held for Resale	-	-
Impairment Expenses of Fixed Assets Held for Sale	-	-
Other Operating Expenses	719.302	636.549
Operational Leasing Expenses	30.321	28.677
Maintenance Expenses	44.247	84.517
Advertisement Expenses	118.949	109.637
Other Expenses	525.785	413.718
Loss on Sales of Assets	626	-
Other	204.475	175.249
Total	1.577.279	1.330.004

AKBANK T.A.Ş.
NOTES TO UNCONSOLIDATED FINANCIAL STATEMENTS AT 31 DECEMBER 2006 AND 2005
(Amounts expressed in thousands of New Turkish lira ("YTL") unless otherwise stated.)

III. EXPLANATIONS AND NOTES RELATED TO INCOME STATEMENT (CONTINUED):

h. Explanations on profit and loss before tax:

Other operational expenses

According to the "Uniform Chart of Accounts", the foreign exchange gains from the foreign currency indexed assets are recorded to the "Other operating income" account instead of the "Foreign exchange gains" account. However, in a case where the year-end foreign exchange rates are below the rates at the beginning of the year, foreign exchange losses from assets are deducted from the foreign exchange gains accounted to the "Other operating income" account during the year, and then the remainder is accounted as "Other operating expenses."

Thus, approximately YTL 56.000, essentially a foreign exchange loss, has been booked as "Other operating expense". Had this loss been booked in the "foreign exchange gains/losses" account, the Bank's "Other operating income" would be approximately YTL 408.988 and "Net Foreign Exchange Loss" would be approximately YTL 34.380. (As of 31 December 2005, approximately YTL 21.000, essentially a foreign exchange loss, has been booked as "Other operating expense". Had this loss been booked in the "foreign exchange gains/losses" account, the Bank's "Total operating expenses" would be approximately YTL 1.309.004 and "Net Foreign Exchange Gains" would be approximately YTL 52.782).

i. Information on Tax Provision

1. Information on calculated current tax income or expense and deferred tax income or expense:

   As of 31 December 2006, the Bank has a current tax expense of YTL 351.948 and deferred tax income of YTL 15.578.

2. Information on deferred tax income or expense arising from the temporary differences that have occurred or have been closed:

   The amount of deferred tax income occurred due to the temporary differences is YTL 2.405 and deferred tax expense is YTL 3.057; the amounts of deferred tax income and deferred tax expense that occurred due to the closing of temporary differences are YTL 23.770 and YTL 7.540 respectively. The Bank has YTL 15.578 net deferred tax income.

3. Information on reflection of temporary difference, financial loss, diminution of tax and exceptions on income statement: None.

(Amounts expressed in thousands of New Turkish lira ("YTL") unless otherwise stated.)

IV. EXPLANATIONS AND NOTES RELATED TO OFF-BALANCE SHEET ACCOUNTS

a. Explanations on off balance sheet commitments :

1. Type and amount of irrevocable commitments: YTL 27.617 asset purchase commitments (31 December 2005: YTL 18.567), YTL 5.505.475 commitment for credit card limits (31 December 2005: YTL 4.798.983), YTL 1.599.262 commitments for cheque books (31 December 2005: YTL 1.390.545).

2. Type and amount of probable losses and obligations arising from off-balance sheet items:

The Bank has no probable losses arising from off-balance sheet items. Obligations arising from the off-balance sheet are disclosed in "Off-balance sheet commitments".

2(i). Non-cash loans including guarantees, bank acceptances, collaterals and other that are accepted as financial commitments and other letters of credit:

	Current Period 31 December 2006	Prior Period 31 December 2005
Bank Acceptance Loans	60.814	49.403
Letters of Credit	773.165	856.224
Other Commitments and Contingencies	91.815	44.425
Total	925.794	950.052

2(ii). Revocable, irrevocable guarantees and other similar commitments and contingencies:

	Current Period 31 December 2006	Prior Period 31 December 2005
Revocable Letters of Guarantee	144.358	127.070
Irrevocable Letters of Guarantee	2.330.632	1.981.023
Letters of Guarantee Given in Advance	187.801	230.978
Guarantees Given to Customs	187.124	181.996
Other Letters of Guarantee	143.434	77.084
Total	2.993.349	2.598.151

3(i). Total amount of non-cash loans:

	Current Period 31 December 2006	Prior Period 31 December 2005
Non-Cash Loans Given against Cash Loans	66.386	81.361
With Original Maturity of 1 Year or Less Than 1 Year	51.214	67.116
With Original Maturity of More Than 1 Year	15.172	14.245
Other Non-Cash Loans	3.852.757	3.466.842
Total	3.919.143	3.548.203

(Amounts expressed in thousands of New Turkish lira ("YTL") unless otherwise stated.)

IV. EXPLANATIONS AND NOTES RELATED TO OFF-BALANCE SHEET ACCOUNTS (CONTINUED):

3(ii). Information on sectoral risk concentrations of non-cash loans:

	Current Period 31 December 2006				Prior Period 31 December 2005			
	YTL	(%)	FC	(%)	YTL	(%)	FC	(%)
Agricultural	19.702	0,93	773	0,04	10.917	0,66	2.577	0,14
Farming and Raising Livestock	4.905	0,23	14	0,00	2.998	0,18	367	0,02
Forestry	14.728	0,70	759	0,04	7.906	0,48	2.210	0,12
Fishing	69	0,00	-	-	13	0,00	-	-
Manufacturing	733.901	34,69	898.782	49,82	472.274	28,88	1.120.283	58,57
Mining	9.033	0,43	3.836	0,21	12.537	0,77	3.189	0,17
Production	701.090	33,14	770.803	42,73	450.065	27,52	1.016.787	53,16
Electric, Gas and Water	23.778	1,12	124.143	6,88	9.672	0,59	100.307	5,24
Construction	73.891	3,49	42.929	2,38	35.562	2,17	17.252	0,90
Services	1.140.296	53,92	452.329	25,09	751.497	45,94	618.920	32,36
Wholesale and Retail Trade	888.606	42,01	207.725	11,52	638.289	39,02	192.065	10,04
Hotel, Food and Beverage Services	24.939	1,18	6.135	0,34	10.740	0,66	610	0,03
Transportation and Telecommunication	46.055	2,18	27.428	1,52	29.764	1,82	27.145	1,42
Financial Institutions	113.778	5,38	203.746	11,30	59.769	3,65	396.135	20,71
Real Estate and Leasing Services	554	0,03	-	-	205	0,01	27	0,00
Self-Employment Services	14.293	0,68	2.114	0,12	-	-	-	-
Education Services	13.345	0,63	382	0,02	5.324	0,33	336	0,02
Health and Social Services	38.726	1,83	4.799	0,27	7.406	0,45	2.602	0,14
Other	147.621	6,97	408.919	22,67	365.400	22,35	153.521	8,03
Total	**2.115.411**	**100,00**	**1.803.732**	**100,00**	**1.635.650**	**100,00**	**1.912.553**	**100,00**

3(iii). Information on the non-cash loans classified in Group I and Group II:

	Group I		Group II	
	YTL	FC	YTL	FC
Non-Cash Loans	2.081.082	1.793.639	34.329	10.093
Letters of Guarantee	2.038.266	914.753	34.036	6.294
Bank Acceptances	15	60.198	-	601
Letters of Credit	162	769.805	-	3.198
Endorsements	-	-	-	-
Underwriting Commitments	-	-	-	-
Factoring Guarantees	-	-	-	-
Other Commitments and Contingencies	42.639	48.883	293	-

AKBANK T.A.Ş.
NOTES TO UNCONSOLIDATED FINANCIAL STATEMENTS
AT 31 DECEMBER 2006 AND 2005
(Amounts expressed in thousands of New Turkish lira ("YTL") unless otherwise stated.)

IV. EXPLANATIONS AND NOTES RELATED TO OFF-BALANCE SHEET ACCOUNTS (CONTINUED):

b. Information on derivative transactions:

	Current Period 31 December 2006	Prior Period 31 December 2005
Types of Trading Transactions		
Foreign Currency Related Derivative Transactions (I)	4.704.205	5.487.609
FC Trading Forward Transactions	772.109	283.855
Trading Swap Transactions	3.532.782	4.392.381
Futures Transactions	74.013	-
Trading Option Transactions	325.301	811.373
Interest Related Derivative Transactions (II)	3.445.972	813.380
Forward Interest Rate Agreements	-	-
Interest Rate Swaps	3.445.972	813.380
Interest Rate Options	-	-
Interest Rate Futures	-	-
Other Trading Derivative Transactions (III)	317.037	157.109
A. Total Trading Derivative Transactions (I+II+III)	8.467.214	6.458.098
Types of Hedging Transactions		
Fair Value Hedges	-	-
Cash Flow Hedges	-	-
Foreign Currency Investment Hedges	-	-
B. Total Hedging Related Derivatives	-	-
Total Derivative Transactions (A+B)	8.467.214	6.458.098

As explained in Note IV of Section Three, certain derivative transaction while providing effective economic hedges under the Bank's risk management position, do not qualify for hedge accounting under the specific rules in TAS 39, and are therefore treated as derivatives held for trading.

c. Explanations on contingent assets and liabilities:

The Bank has accounted a provision amounting to YTL 21.768 (31 December 2005: YTL 7.867) for the contingent liabilities with a high probability of realization.

There are three lawsuits filed by the Bank in the amount of YTL 754.303 against Turkish Ministry of Finance ("Ministry") related to correction of corporate tax amounts paid in 2001, 2002 and 2003, with reference to the provision that " legal and extraordinary reserves and losses subject to decrease of share capital will be deducted from tax base as expense in determination of corporate tax base of banks" in the scope of principles established in repealed Corporate Tax Law article 14, paragraph 7, in accordance with the temporary article 4 added to the Banks Law No. 4389 with the Law No. 4743 which ceased to be effective on 1 November 2005.

First Degree Tax Court has complied with the correction decision of Council of State in favour of the Bank on 27 November 2006, related to the lawsuit in the amount of YTL 484.943 regarding the fiscal year 2002, and Ministry was notified of the court's ruling. Ministry appealed against first instance court resolution. While required legal processes regarding obligation of Ministry to pay the relevant amount were completed on 19 January 2007, Ministry has not made any payment to the Bank. The Bank is continuing to discuss with the Ministry in respect of collection of the amount.

Lawsuits in the amount of YTL 269.360 regarding the years 2001 and 2003 are at the stage of appeal at Council of State.

(Amounts expressed in thousands of New Turkish lira ("YTL") unless otherwise stated.)

V. EXPLANATIONS AND NOTES RELATED TO STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

a. Information related to inflation adjustment differences on shareholders' equity:

Inflation accounting applicable for the banking sector has been terminated as of 1 January 2005, based on the BRSA decision No. 1623 taken on 21 April 2005, in accordance with the decree published by the BRSA on 28 April 2005.

According to this decree, the "Inflation adjustment difference on paid-in capital" amounting to YTL 2.401.893 accumulated until 31 December 2005 has been transferred to "Other Capital Reserves" account. Inflation adjustment differences related to other equity items are presented in the respective accounts.

b. Information related to distribution of profit

The Ordinary General Assembly of the Bank was held on 27 March 2006. In the Ordinary General Assembly, it was resolved to distribute YTL 540.001 cash dividend over YTL 1.438.294 net income on 2005 operations, before the effects of TAS adjustments as explained in Note I.b of Section Three. The dividends are YTL 0,30 for each YTL 1 nominal valued share. The General Assembly also resolved to distribute 22,22% bonus shares and to increase paid-in capital from YTL 1.800.005 to YTL 2.200.000 using YTL 199.998 from other capital reserves, YTL 117.516 from property and investment sale incomes and YTL 82.481 from extraordinary reserves.

c. Information related to foreign exchange difference:

Foreign currency denominated subsidiaries are accounted in the financial statements over their initial acquisition costs converted to YTL with the foreign exchange rates prevailing at the balance sheet date. The foreign exchange differences arising from these foreign currency subsidiaries are accounted in "Other profit reserves" under shareholders' equity.

d. Information on available-for-sale financial assets:

"Unrealized gains and losses" arising from changes in the fair value of securities classified as available-for-sale are not recognized in current year income statements; they are recognized in the "Marketable securities value increase fund" account under equity, until the financial assets are sold, disposed or impaired.

VI. EXPLANATIONS AND NOTES RELATED TO STATEMENT OF CASH FLOWS:

a. Information on cash and cash equivalents:

1. Components of cash and cash equivalents and the accounting policy applied in their determination:

Cash and foreign currency together with demand deposits at banks including the CBRT are defined as "Cash"; interbank money market and time deposits in banks with original maturities less than three months are defined as "Cash Equivalents".

(Amounts expressed in thousands of New Turkish lira ("YTL") unless otherwise stated.)

VI. EXPLANATIONS AND NOTES RELATED TO STATEMENT OF CASH FLOWS (CONTINUED):

1(i). Cash and cash equivalents at the beginning of the period:

	Current Period 31 December 2006	Prior Period 31 December 2005
Cash	1.036.332	379.715
Cash, Foreign Currency and Other	396.191	268.481
Demand Deposits in Banks	640.141	111.234
Cash Equivalents	1.791.456	1.563.485
Interbank Money Market Placements	400.000	429.665
Time Deposits in Banks	1.389.150	1.107.549
Marketable Securities	2.306	26.271
Total Cash and Cash Equivalents	2.827.788	1.943.200

Total amount from the operations occurred in prior period gives the total cash and cash equivalents amount at the beginning of the current period.

1(ii). Cash and cash equivalents at the end of period:

	Current Period 31 December 2006	Prior Period 31 December 2005
Cash	2.041.232	1.036.332
Cash and Foreign Currency and Other	518.101	396.191
Demand Deposits in Banks	1.523.131	640.141
Cash Equivalents	1.923.671	1.791.456
Interbank Money Market Placements	-	400.000
Time Deposits in Banks	1.921.641	1.389.150
Marketable Securities	2.030	2.306
Total Cash and Cash Equivalents	3.964.903	2.827.788

b. Information on cash and cash equivalent assets of the Bank that are not available for free use due to legal restrictions or other reasons:

Related with the securitization loans obtained from abroad, demand and time deposits up to three months amounting to YTL 42.745 are not available for free use (31 December 2005: YTL 15.586).

c. Explanations about other cash flow items and the effect of changes in foreign exchange rates on cash and cash equivalents:

The "Other" item under "Operating profit before changes in operating assets and liabilities" amounting to (-) YTL 1.028.347 (31 December 2005: (-) YTL 641.564) consists mainly of items such as fees and commissions paid, other operating income excluding income from doubtful receivables, other operating expense excluding personnel expense, foreign exchange gains/losses, depreciation, provisions and bonus shares.

The "Net increase/decrease in other liabilities" item under "Changes in operating assets and liabilities" amounting to YTL 308.644 (31 December 2005: (-) YTL 84.096) consists mainly of changes in miscellaneous payables, other liabilities and taxes and other duties payable.

The effect of changes in the foreign currency rates on the cash and cash equivalents is reflected on net foreign exchange gains/losses. The foreign exchange gains/losses amount mentioned above is included in the "Other" line under "Operating profit before changes in operating assets and liabilities".

(Amounts expressed in thousands of New Turkish lira ("YTL") unless otherwise stated.)

VII. EXPLANATIONS AND NOTES RELATED TO BANK'S RISK GROUP:

a. Information on the volume of transactions relating to the bank's risk group, outstanding loan and deposit transactions and profit and loss of the period:

1. Current Period - 31 December 2006

	Investments in Associates, Subsidiaries and Joint Ventures		Direct and Indirect Shareholders of the Bank		Other Real and Legal Persons That Have Been Included in the Risk Group	
Bank's Risk Group (*)	Cash	Non-Cash	Cash	Non-Cash	Cash	Non-Cash
Loans and Other Receivables						
Balance at the Beginning of the Period	115.913	119.306	762.511	374.582	34.245	7.274
Balance at the End of the Period	136.133	36.731	668.369	357.952	6	3.238
Interest and Commission Income Received	8.819	23	109.009	14.906	168	4

(*) Defined in the Subsection 2, Article 49 of the Banking Law No.5411.

According to the German deposit insurance law, the Bank has given a "letter of undertaking" to the German Banking Institute related to Akbank AG. Based on the "Regulation Regarding Banking Loans" effective from 1 November 2006, this letter of undertaking amounts to YTL 427.167 as of 31 December 2006.

2. Prior Period-31 December 2005

	Investments in Associates, Subsidiaries and Joint Ventures		Direct and Indirect Shareholders of the Bank		Other Real and Legal Persons That Have Been Included in the Risk Group	
Bank's Risk Group (*)	Cash	Non-Cash	Cash	Non-Cash	Cash	Non-Cash
Loans and Other Receivables						
Balance at the Beginning of the Period	1.909	21.685	388.258	404.561	54.610	2.666
Balance at the End of the Period	115.913	119.306	762.511	374.582	34.245	7.274
Interest and Commission Income Received	2.700	45	42.549	1.157	1.428	11

(*) Defined in the Subsection 2, Article 49 of the Banking Law No. 5411.

3. Information on deposits of the Bank's risk group:

Bank's risk group (*)	Investments in Associates, Subsidiaries and Joint Ventures		Direct and Indirect Shareholders of the Bank		Other Real and Legal Persons That Have Been Included in the Risk Group	
Deposit	Current Period 31 December 2006	Prior Period 31 December 2005	Current Period 31 December 2006	Prior Period 31 December 2005	Current Period 31 December 2006	Prior Period 31 December 2005
Beginning of the Period	49.194	9.299	1.038.736	322.348	98.423	80.925
Balance at the End of the Period	37.664	49.194	692.367	1.038.736	154.200	98.423
Interest on Deposits	4.880	1.523	62.854	63.627	22.668	12.693

(*) Defined in the Subsection 2, Article 49 of the Banking Law No. 5411.

As of 31 December 2006 the deposits of related parties defined in Note XXV of Section Three in accordance with TAS 24, other than the related parties defined in the subsection 2, Article 49 of the Banking Law No. 5411, amount to YTL 2.129.657 (31 December 2005: YTL 1.837.129). Interest expense paid for these deposits as of 31 December 2006 is YTL 256.090 (31 December 2005: YTL 253.134)

(Amounts expressed in thousands of New Turkish lira ("YTL") unless otherwise stated.)

VII. EXPLANATIONS AND NOTES RELATED TO BANK'S RISK GROUP (CONTINUED):

4. Information on forward and option agreements and other similar agreements made with the Bank's risk group:

Bank's risk group (*)	Investments in Associates, Subsidiaries and Joint Ventures		Direct and Indirect Shareholders of the Bank		Other Real and Legal Persons That Have Been Included in the Risk Group	
	Current Period 31 December 2006	Prior Period 31 December 2005	Current Period 31 December 2006	Prior Period 31 December 2005	Current Period 31 December 2006	Prior Period 31 December 2005
Transactions at Fair Value Through Profit or Loss						
Beginning of the Period	344.733	351.620	83.128	42.987	-	-
Balance at the End of the Period	483.297	344.733	224.377	83.128	-	-
Total Income/Loss	188	(589)	87	(142)	-	-
Transactions for Hedging Purposes						
Beginning of the Period	-	-	-	-	-	-
Balance at the End of the Period	-	-	-	-	-	-
Total Income/Loss	-	-	-	-	-	-

(*) Defined in the Subsection 2, Article 49 of the Banking Law No. 5411.

Figures presented in the table above show the sum of "sale" and "purchase" amounts of the related transactions. Accordingly, as a result of the nature of these transactions, the difference between the "sale" and "purchase" transactions affect the net exposure of the Bank. As of 31 December 2006, the net exposure for investments in associates and subsidiaries is (-) YTL 1.842 (31 December 2005: (-) YTL 9.277) and for indirect subsidiaries YTL 11.029 (31 December 2005: YTL 411).

5. Information regarding benefits provided to the Bank's key management:

As of 31 December 2006, benefits provided to the Bank's key management amount to YTL 9.010 (31 December 2005: YTL 7.331).

(Amounts expressed in thousands of New Turkish lira ("YTL") unless otherwise stated.)

VIII. INFORMATION AND DISCLOSURES RELATED TO THE DOMESTIC, FOREIGN, OFF-SHORE BRANCHES AND FOREIGN REPRESENTATIVES OF THE BANK:

	Number	Number of Employees	Country of Incorporation	Total Assets	Statutory Share Capital
Domestic branch	682	12.325			
Foreign Representation Office					
Foreign branch					
Off-shore Banking Region Branches	1	8	1- Malta	9.113.966	
			2-		
			3-		

As of 1 September 2006, the Frankfurt Branch became a 100% owned subsidiary of the Bank named Akbank AG.

IX. EXPLANATIONS AND NOTES RELATED TO SUBSEQUENT EVENTS:

a. The Bank's controlling shareholders and Citigroup Inc. ("Citibank") and Citibank's 100% owned subsidiary Citibank Overseas Investment Corporation have signed an agreement on 17 October 2006 regarding Citibank's 20% partnership in Akbank. After obtaining all required approvals from domestic and foreign public authorities, the Bank increased its paid-in capital by YTL 200.000 (8,33% of paid-in capital), limiting the preemptive rights of the existing shareholders, and Citibank paid YTL 9,5 for each share amounting in total to YTL 1.900.000. With this transaction the Bank's paid-in capital increased by YTL 200.000 from YTL 2.200.000 to YTL 2.400.000 and remaining YTL 1.700.000 has been accounted under shareholder's equity as "Share Premium". In addition, some individual and corporate shareholders of the Bank sold their shares to Citibank. Citibank became a 20% shareholder of the Bank following the capital increase and related share sales.

b. After the resignation of Hamit B. Belli from the board of directors, Citibank's candidate Sir Winfried Bischoff has been appointed as a member of the board.

SECTION SIX
EXPLANATIONS ON INDEPENDENT AUDIT REPORT

I. EXPLANATIONS ON INDEPENDENT AUDIT REPORT:

The unconsolidated financial statements for the period ended 31 December 2006 have been audited by Başaran Nas Yeminli Mali Müşavirlik A.Ş. (a member of PricewaterhouseCoopers). The auditor's report dated 20 February 2007 is presented prior to the unconsolidated financial statements.

II. EXPLANATIONS AND NOTES PREPARED BY INDEPENDENT AUDITORS:

None.

PRICEWATERHOUSECOOPERS

Başaran Nas Yeminli Mali Müşavirlik A.Ş.
a member of
PricewaterhouseCoopers
BJK Plaza, Süleyman Seba Caddesi
No:48 B Blok Kat 9 Akaretler
Beşiktaş 34357 İstanbul-Turkey
www.pwc.com/tr
Telephone +90 (212) 326 6060
Facsimile +90 (212) 326 6050

CONVENIENCE TRANSLATION OF
THE INDEPENDENT AUDITOR'S REPORT
ORIGINALLY ISSUED IN TURKISH

To the Board of Directors of Akbank T.A.Ş.;

We have been engaged to audit the accompanying consolidated balance sheet of Akbank T.A.Ş. ("the Bank") and its consolidated subsidiaries at 31 December 2006 and the related consolidated statements of income, cash flows and changes in shareholders' equity for the year then ended and a summary of significant accounting policies and other explanatory notes to the financial statements.

Disclosure for the Responsibility of the Bank's Board of Directors:

The Bank's Board of Directors is responsible for establishing and maintaining effective internal control over financial reporting to prevent the misstatements caused by error or fraud, that are material to the consolidated financial statements; and for applying appropriate accounting policies in compliance with the Regulation on Accounting Applications for Banks and Safeguarding of Documents published on the Official Gazette No. 26333 dated 1 November 2006, Turkish Accounting Standards ("TAS"), Turkish Financial Reporting Standards ("TFRS") and other regulations, interpretations and circulars published by the Banking Regulation and Supervision Agency ("the BRSA") on accounting and financial reporting principles.

Disclosure for the Responsibility of the Authorized Audit Firm:

Our responsibility, as independent auditors, is to express an opinion on these consolidated financial statements based on our audit. We planned and conducted our audit to obtain reasonable assurance as to whether the financial statements are free of material misstatement. An audit includes using the audit techniques for the purpose of obtaining evidence supporting the amounts and disclosures in the financial statements. The selection of the audit techniques is made in accordance with our professional judgment by taking the effectiveness of the controls over financial reporting into consideration and assessing the appropriateness of the applied accounting policies. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Independent Auditors' Opinion:

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of Akbank T.A.Ş. and its consolidated subsidiaries at 31 December 2006 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles and standards set out by regulations in conformity with articles 37 and 38 of the Banking Act No. 5411 and other regulations, interpretations and circulars published by the BRSA on accounting and financial reporting principles.

Additional Paragraph For Convenience Translation:

Without qualifying our opinion, we draw your attention to the following matter:

As explained in detail in Note I.b. of Section Three, the effects of differences between accounting principles and standards set out by regulations in conformity with articles 37 and 38 of the Banking Act No. 5411, accounting principles generally accepted in countries in which the accompanying consolidated financial statements are to be distributed and International Financial Reporting Standards ("IFRS") have not been quantified in the accompanying consolidated financial statements. Accordingly, the accompanying consolidated financial statements are not intended to present the financial position, results of operations and changes in financial position and cash flows in accordance with the accounting principles generally accepted in such countries and IFRS.

Başaran Nas Yeminli
Mali Müşavirlik Anonim Şirketi
a member of
PricewaterhouseCoopers

Adnan Nas, YMM
İstanbul, 6 April 2007

THE CONSOLIDATED FINANCIAL REPORT OF AKBANK T.A.Ş. AS OF 31 DECEMBER 2006

Address: Sabancı Center 34330, 4. Levent / Istanbul
Telephone: (0 212) 270 00 44
Fax: (0 212) 269 77 87
Website: www.akbank.com
E-mail: hizmet@akbank.com

The consolidated financial report includes the following sections in accordance with the "Communiqué on the Financial Statements and Related Explanation and Notes that will be made Publicly Announced" as sanctioned by the Banking Regulation and Supervision Agency.

Investments in associates, subsidiaries and joint ventures whose financial statements have been consolidated in this reporting package are as follows:

Subsidiaries	Investments in Associates	Joint ventures
1. Ak Finansal Kiralama A.Ş.	-	-
2. Ak Yatırım Menkul Değerler A.Ş.	-	-
3. Akbank N.V.	-	-
4. Sabancı Bank plc.	-	-
5. Akbank AG	-	-

Ak Receivables Corporation and A.R.T.S. Ltd., which are not subsidiaries of the Bank but over which the Bank has 100% controlling power, have been included in the consolidation due to the reason that these companies are "Special Purpose Entities".

The accompanying audited consolidated financial statements and notes to these financial statements which are expressed, unless otherwise stated, in thousands of New Turkish lira ("YTL"), have been prepared based on the accounting books of the Bank in accordance with the Regulation on Accounting Applications for Banks and Safeguarding of Documents, Turkish Accounting Standards, Turkish Financial Reporting Standards, and the related appendices and interpretations of these, and have been independently audited.

6 April 2007

Erol SABANCI	Akın KOZANOĞLU	Aydın GÜNTER	Zafer KURTUL	Balamir YENİ	Atıl ÖZUS
Chairman of the Board of Directors	Head of the Audit Committee	Member of the Audit Committee	President	Executive Vice President	Senior Vice President

Contact information of the personnel in charge of addressing questions regarding this financial report.

Name-Surname / Title	:	Atıl ÖZUS / Senior Vice President
Phone No	:	(0 212) 270 00 44
Fax No	:	(0 212) 325 12 31

Page:

SECTION ONE
General Information about the Group

SECTION TWO
Consolidated Financial Statements of the Group

SECTION THREE
Accounting Policies

SECTION FOUR
Information Related to Financial Position of the Group

SECTION FIVE
Information and Disclosures Related to Consolidated Financial Statements

SECTION SIX
Other Explanations

SECTION SEVEN
Explanations on Independent Audit Report

AKBANK T.A.Ş.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AT 31 DECEMBER 2006 AND 2005

(Amounts expressed in thousands of New Turkish lira ("YTL") unless otherwise stated.)

SECTION ONE
GENERAL INFORMATION ABOUT THE GROUP

I. PARENT BANK'S FOUNDATION DATE, START-UP STATUS, HISTORY REGARDING THE CHANGES IN THIS STATUS:

Akbank T.A.Ş. ("the Parent Bank" or "Akbank") was established on 30 January 1948 as a private commercial bank, in accordance with the decision of the Council of Ministers, No. 3/6710 and is authorized to perform all economic, financial and commercial activities which are allowed by the laws of the Turkish Republic. The status of the Bank has not changed since its foundation.

II. EXPLANATION ABOUT THE PARENT BANK'S CAPITAL STRUCTURE, SHAREHOLDERS OF THE PARENT BANK WHO ARE IN CHARGE OF THE MANAGEMENT AND/OR AUDITING OF THE PARENT BANK DIRECTLY OR INDIRECTLY, CHANGES IN THESE MATTERS (IF ANY) AND THE GROUP THE BANK BELONGS TO:

The Bank's shares have been quoted on the Istanbul Stock Exchange ("ISE") since 1990. In 1998, 4,03% of the outstanding share capital of the Bank was offered and sold in an international offering outside of Turkey in the form of Ordinary Shares and American Depository Receipt ("ADRs"). As of 31 December 2006, approximately 32% of the shares are publicly traded, including the ADRs (31 December 2005: 34%).

The major shareholder of the Parent Bank, directly or indirectly, is Sabancı Group.

III. EXPLANATION ON THE BOARD OF DIRECTORS, MEMBERS OF THE AUDIT COMMITTEE, PRESIDENT AND EXECUTIVE VICE PRESIDENTS, IF AVAILABLE, SHARES OF THE PARENT BANK THEY POSSESS:

Title	Name	Responsibility	Education
Chairman:	Erol SABANCI	Chairman and Managing Director	Undergraduate
Board of Directors:	Akın KOZANOĞLU	Vice Chairman and Executive Director	Graduate
	Suzan SABANCI DİNÇER	Managing Director	Graduate
	Özen GÖKSEL	Managing Director	Undergraduate
	M. Hikmet BAYAR	Director	Undergraduate
	Aydın GÜNTER	Director	Undergraduate
	Yaman TÖRÜNER	Director	Undergraduate
	Zafer KURTUL	Member and CEO	Graduate
President and CEO:	Zafer KURTUL	Member and CEO	Graduate
Director of Internal Audit:	Erkut ULAŞ	Head of Internal Audit	Undergraduate
Executive Vice Presidents	Hayri ÇULHACI	Strategy Corporate Committee	Graduate
	Zeki TUNCAY	Support Services	Undergraduate
	Nuri AKSOY	Loans	Undergraduate

AKBANK T.A.Ş.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AT 31 DECEMBER 2006 AND 2005
(Amounts expressed in thousands of New Turkish lira ("YTL") unless otherwise stated.)

Title	Name	Responsibility	Education
Executive Vice Presidents			
(Continued)	Eyüp ENGİN	International Banking	Undergraduate
	Ziya AKKURT	Corporate Banking	Undergraduate
	Reşit TOYGAR	Treasury	Graduate
	M. Fikret ÖNDER	Private Banking	Graduate
	Balamir YENİ	Financial Coordination	Doctorate
	Sevilay ÖZSÖZ	Operations	Undergraduate
	S. Hakan BİNBAŞGİL	Retail Banking	Graduate
	Alpaslan ÖZLÜ	Information Technology	Graduate
	Esra BOZKURT	Human Resources	Undergraduate
	Ferda BESLİ	Commercial Banking	Undergraduate
Internal Audit Committee:	Akın KOZANOĞLU	Head of the Audit Committee	Graduate
	Aydın GÜNTER	Member of the Audit Committee	Undergraduate
Auditors:	Mevlüt AYDEMİR	Auditor	Undergraduate
	Nedim BOZFAKIOĞLU	Auditor	Undergraduate

The shares of the above individuals are insignificant in the Bank.

IV. INFORMATION ON SHAREHOLDER'S HAVING CONTROL SHARES

Name/Commercial Title	Share Amounts	Share Percentages (Nominal)	Paid-in Capital (Nominal)	Unpaid Portion
Hacı Ömer Sabancı Holding A.Ş.	753.107	34,23%	753.107	-

As explained in Note IX.a of Section Five, as of 9 January 2007, Citigroup Inc. became a 20% shareholder of the Bank.

V. EXPLANATION ON THE PARENT BANK'S SERVICE TYPES AND FIELDS OF OPERATION:

The Bank's core business activities include retail banking, corporate banking, private banking, foreign exchange, money markets, securities transactions (treasury transactions) and international banking services. In addition to regular banking operations, the Bank also provides insurance intermediary services as an agency of Aksigorta A.Ş and Ak Emeklilik A.Ş. As of 31 December 2006, the Bank has 682 branches dispersed throughout the country and one branch operating abroad (31 December 2005: 658 branches and two branches operating abroad). As of 31 December 2006, the Bank employed 12.333 people (31 December 2005: 11.186).

Parent Bank and its subsidiaries, Ak Yatırım Menkul Değerler A.Ş., Akbank N.V., Ak Finansal Kiralama A.Ş., Sabancı Bank plc. and Akbank AG together with Ak Receivables Corporation and A.R.T.S. Ltd., which are not subsidiaries of the Bank, but over which the Bank has 100% controlling power due to the reason that these companies are "Special Purpose Entities", have been included in the scope of consolidation. The Parent Bank together with its consolidated subsidiaries are referred to as the "Group" in these consolidated financial statements.

As at 31 December 2006, the Group employed 12.650 people (31 December 2005: 12.106).

AKBANK T.A.Ş.

I. CONSOLIDATED BALANCE SHEETS

AS OF 31 DECEMBER 2006 AND 31 DECEMBER 2005

Amounts are expressed in thousands of New Turkish Lira (YTL).

			CURRENT PERIOD			PRIOR PERIOD		
		Note	(31/12/2006)			(31/12/2005)		
ASSETS		(Section Five)	YTL	FC	Total	YTL	FC	Total
I.	**CASH BALANCES WITH CENTRAL BANK**	(I-a)	1,494,836	3,062,533	4,557,369	2,982,140	1,804,870	4,787,010
II.	**FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT or (LOSS) (Net)**	(I-b)	111,019	6,593,265	6,704,284	56,330	6,485,475	6,541,805
2.1	Trading Financial Assets		84,101	6,524,360	6,608,461	56,065	6,477,602	6,533,667
2.1.1	Government Debt Securities		36,336	6,524,360	6,560,696	37,068	6,477,602	6,514,670
2.1.2	Share Certificates		47,273	-	47,273	18,997	-	18,997
2.1.3	Other Marketable Securities		492	-	492	-	-	-
2.2	Financial Assets Designated at Fair Value through Profit or (Loss)		-	-	-	-	-	-
2.2.1	Government Debt Securities		-	-	-	-	-	-
2.2.2	Share Certificates		-	-	-	-	-	-
2.2.3	Other Marketable Securities		-	-	-	-	-	-
2.3	Trading Derivative Financial Assets		26,918	68,905	95,823	265	7,873	8,138
III.	**BANKS AND OTHER FINANCIAL INSTITUTIONS**	(I-c)	31,002	2,789,563	2,820,565	273,883	2,514,402	2,788,285
IV.	**MONEY MARKETS**		9	-	9	402,515	-	402,515
4.1	Interbank Money Market Placements		-	-	-	400,300	-	400,300
4.2	Receivables from Istanbul Stock Exchange Money Market		-	-	-	-	-	-
4.3	Receivables from Reverse Repurchase Agreements		9	-	9	2,215	-	2,215
V.	**AVAILABLE-FOR-SALE FINANCIAL ASSETS (Net)**	(I-d)	11,037,037	3,464,272	14,501,309	12,086,952	3,591,096	15,678,048
5.1	Share Certificates		5,521	126	5,647	64,190	113	64,303
5.2	Government Debt Securities		11,031,516	3,412,308	14,443,824	12,022,762	3,532,416	15,555,178
5.3	Other Marketable Securities		-	51,838	51,838	-	58,567	58,567
VI.	**LOANS**	(I-e)	19,717,755	10,594,895	30,312,650	14,880,436	8,002,511	22,882,947
6.1	Loans		19,717,755	10,594,895	30,312,650	14,880,436	8,002,511	22,882,947
6.2	Loans under Follow-up		564,306	31,498	595,804	336,192	22,921	359,113
6.3	Specific Provisions (-)		564,306	31,498	595,804	336,192	22,921	359,113
VII.	**FACTORING RECEIVABLES**		-	-	-	-	-	-
VIII.	**HELD-TO-MATURITY SECURITIES (Net)**	(I-f)	-	-	-	506,931	286,439	793,370
8.1	Government Debt Securities		-	-	-	506,931	162,992	669,923
8.2	Other Marketable Securities		-	-	-	-	123,447	123,447
IX.	**INVESTMENTS IN ASSOCIATES (Net)**	(I-g)	-	-	-	19,268	-	19,268
9.1	Consolidated Based on Equity Method		-	-	-	-	-	-
9.2	Unconsolidated		-	-	-	19,268	-	19,268
9.2.1	Financial Investments in Associates		-	-	-	19,268	-	19,268
9.2.2	Non-Financial Investments in Associates		-	-	-	-	-	-
X.	**SUBSIDIARIES (Net)**	(I-h)	18,225	34	18,259	3,592	29	3,621
10.1	Unconsolidated Financial Subsidiaries		18,225	34	18,259	3,592	29	3,621
10.2	Unconsolidated Non-Financial Subsidiaries		-	-	-	-	-	-
XI.	**JOINT VENTURES (Net)**		-	-	-	-	-	-
11.1	Consolidated Based on Equity Method		-	-	-	-	-	-
11.2	Unconsolidated		-	-	-	-	-	-
11.2.1	Financial Joint Ventures		-	-	-	-	-	-
11.2.2	Non-Financial Joint Ventures		-	-	-	-	-	-
XII.	**FINANCIAL LEASE RECEIVABLES (Net)**	(I-i)	179,321	307,892	487,213	97,747	160,775	258,522
12.1	Financial Lease Receivables		230,797	346,825	577,622	123,304	180,828	304,132
12.2	Operating Lease Receivables		-	-	-	-	-	-
12.3	Other		-	-	-	-	-	-
12.4	Unearned Income (-)		51,476	38,933	90,409	25,557	20,053	45,610
XIII.	**HEDGING DERIVATIVE FINANCIAL ASSETS**		-	-	-	-	-	-
13.1	Fair Value Hedge		-	-	-	-	-	-
13.2	Cash Flow Hedge		-	-	-	-	-	-
13.3	Foreign Net Investment Hedge		-	-	-	-	-	-
XIV.	**PROPERTY AND EQUIPMENT (Net)**	(I-j)	705,573	6,197	711,770	678,078	6,511	684,589
XV.	**INTANGIBLE ASSETS (Net)**	(I-k)	34,696	140	34,836	22,348	-	22,348
15.1	Goodwill		-	-	-	-	-	-
15.2	Other		34,696	140	34,836	22,348	-	22,348
XVI.	**TAX ASSET**		1,736	192	1,928	-	1,851	1,851
16.1	Current Tax Asset		-	-	-	-	-	-
16.2	Deferred Tax Asset	(I-l)	1,736	192	1,928	-	1,851	1,851
XVII.	**ASSETS HELD FOR RESALE (Net)**	(I-m)	2,324	-	2,324	1,417	-	1,417
XVIII.	**OTHER ASSETS**	(I-n)	100,364	67,287	167,651	283,745	25,121	308,866
	TOTAL ASSETS		33,433,897	26,886,270	60,320,167	32,295,382	22,879,080	55,174,462

The accompanying explanations and notes form an integral part of these financial statements

AKBANK T.A.Ş.

I. CONSOLIDATED BALANCE SHEETS
AS OF 31 DECEMBER 2006 AND 31 DECEMBER 2005

Amounts are expressed in thousands of New Turkish Lira (YTL).

				CURRENT PERIOD			PRIOR PERIOD	
		Note		(31/12/2006)			(31/12/2005)	
LIABILITIES		(Section Five)	YTL	FC	Total	YTL	FC	Total
I.	DEPOSITS	(II-a)	19,195,667	16,763,054	35,958,721	17,549,820	14,697,240	32,247,060
II.	TRADING DERIVATIVE FINANCIAL LIABILITIES	(II-b)	16,756	48,429	65,185	599	61,948	62,547
III.	BORROWINGS	(II-c)	158,642	9,780,152	9,938,794	86,996	8,943,040	9,030,036
IV.	MONEY MARKETS		4,962,118	317,174	5,279,292	5,144,922	251,113	5,396,035
4.1	Funds from Interbank Money Market		41,064	-	41,064	-	-	-
4.2	Funds from Istanbul Stock Exchange Money Market		-	-	-	-	-	-
4.3	Funds Provided Under Repurchase Agreements		4,921,054	317,174	5,238,228	5,144,922	251,113	5,396,035
V.	MARKETABLE SECURITIES ISSUED (Net)		-	-	-	-	-	-
5.1	Bills		-	-	-	-	-	-
5.2	Asset Backed Securities		-	-	-	-	-	-
5.3	Bonds		-	-	-	-	-	-
VI.	FUNDS		-	-	-	-	-	-
VII.	MISCELLANEOUS PAYABLES		770,193	27,446	797,639	844,030	36,996	881,026
VIII.	OTHER LIABILITIES	(II-d)	293,949	178,761	472,710	226,042	82,287	308,329
IX.	FACTORING PAYABLES		-	-	-	-	-	-
X.	FINANCIAL LEASE PAYABLES (Net)		-	-	-	-	-	-
10.1	Financial Lease Payables		-	-	-	-	-	-
10.2	Operational Lease Payables		-	-	-	-	-	-
10.3	Other		-	-	-	-	-	-
10.4	Deferred Financial Lease Expenses (-)		-	-	-	-	-	-
XI.	HEDGING DERIVATIVE FINANCIAL LIABILITIES		-	-	-	-	-	-
11.1	Fair Value Hedge		-	-	-	-	-	-
11.2	Cash Flow Hedge		-	-	-	-	-	-
11.3	Foreign Net Investment Hedge		-	-	-	-	-	-
XII.	PROVISIONS	(II-e)	358,323	15,972	374,295	329,956	54,129	384,085
12.1	General Loan Loss Provision		181,240	12,138	193,378	124,809	5,926	130,735
12.2	Restructuring Provisions		-	-	-	-	-	-
12.3	Reserve for Employee Rights		55,051	-	55,051	53,423	496	53,919
12.4	Insurance Technical Provisions (Net)		-	-	-	37,074	36,785	73,859
12.5	Other Provisions		122,032	3,834	125,866	114,650	10,922	125,572
XIII.	TAX LIABILITY	(II-f)	201,222	47,707	248,929	351,684	3,497	355,181
13.1	Current Tax Liability		200,392	4,788	205,180	280,149	3,497	283,646
13.2	Deferred Tax Liability		830	42,919	43,749	71,535	-	71,535
XIV.	PAYABLES FOR ASSET HELD FOR RESALE		-	-	-	-	-	-
XV.	SUBORDINATED LOANS	(II-g)	-	-	-	-	4,159	4,159
XVI.	SHAREHOLDERS' EQUITY	(II-h)	7,167,175	17,427	7,184,602	6,505,176	828	6,506,004
16.1	Paid-in capital		2,200,000	-	2,200,000	1,800,005	-	1,800,005
16.2	Capital Reserves		2,055,460	17,427	2,072,887	2,647,462	26,633	2,674,095
16.2.1	Share Premium		-	-	-	-	-	-
16.2.2	Share Cancellation Profits		-	-	-	-	-	-
16.2.3	Marketable Securities Value Increase Fund	(II-i)	(146,435)	17,427	(129,008)	245,569	26,633	272,202
16.2.4	Revaluation of Property and Equipment		-	-	-	-	-	-
16.2.5	Revaluation of Intangible Fixed Assets		-	-	-	-	-	-
16.2.6	Bonus Shares Obtained from Investments in Associates, Subsidiaries and Joint Ventures		-	-	-	-	-	-
16.2.7	Hedging Funds (Effective portion)		-	-	-	-	-	-
16.2.8	Value Increase of Assets Held for Resale		-	-	-	-	-	-
16.2.9	Other Capital Reserves		2,201,895	-	2,201,895	2,401,893	-	2,401,893
16.3	Profit Reserves		1,223,521	-	1,223,521	457,014	(25,805)	431,209
16.3.1	Legal Reserves		382,801	-	382,801	259,712	-	259,712
16.3.2	Status Reserves		-	-	-	-	-	-
16.3.3	Extraordinary Reserves		816,263	-	816,263	197,302	-	197,302
16.3.4	Other Profit Reserves		24,457	-	24,457	-	(25,805)	(25,805)
16.4	Income or (Loss)		1,586,124	-	1,586,124	1,488,477	-	1,488,477
16.4.1	Prior Years' Income or (Loss)		5,979	-	5,979	(1,191)	-	(1,191)
16.4.2	Current Year Income or (Loss)		1,580,145	-	1,580,145	1,489,668	-	1,489,668
16.5	Minority Interest	(II-j)	102,070	-	102,070	112,218	-	112,218
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY			33,124,045	27,196,122	60,320,167	31,039,225	24,135,237	55,174,462

The accompanying explanations and notes form an integral part of these financial statements

AKBANK T.A.Ş.

II- INCOME STATEMENTS FOR THE PERIODS ENDED 31 DECEMBER 2006 AND 31 DECEMBER 2005

Amounts are expressed in thousands of New Turkish Lira (YTL).

INCOME AND EXPENSE ITEMS		Note (Section Five)	CURRENT PERIOD (01/01-31/12/2006)	PRIOR PERIOD (01/01-31/12/2005)
I.	INTEREST INCOME	(III-a)	6,785,554	5,455,064
1.1	Interest on loans	(III-a-1)	3,972,331	2,786,318
1.2	Interest Received from Reserve Requirements		147,979	89,081
1.3	Interest Received from Banks	(III-a-2)	117,373	52,305
1.4	Interest Received from Money Market Transactions		2,693	18,672
1.5	Interest Received from Marketable Securities Portfolio	(III-a-3)	2,481,409	2,479,719
1.5.1	Trading Financial Assets		553,486	436,412
1.5.2	Financial Assets at Fair Value Through Profit or (loss)		-	-
1.5.3	Available-for-sale Financial Assets		1,893,201	1,967,868
1.5.4	Held to maturity Investments		34,722	75,439
1.6	Financial Lease Income		49,295	24,001
1.7	Other Interest Income		14,474	4,968
II.	INTEREST EXPENSE	(III-b)	4,155,463	2,781,210
2.1	Interest on Deposits	(III-b-3)	3,232,697	2,130,885
2.3	Interest on Funds Borrowed	(III-b-1)	480,839	242,284
2.4	Interest Expense on Money Market Transactions		431,945	404,303
2.5	Interest on Securities Issued		-	2,116
2.6	Other Interest Expenses		9,982	1,622
III.	NET INTEREST INCOME (I + II)		2,630,091	2,673,854
IV.	NET FEES AND COMMISSIONS INCOME		842,035	664,425
4.1	Fees and Commissions Received		1,078,827	897,176
4.1.1	Cash Loans		77,063	84,377
4.1.2	Non-cash Loans		42,819	35,702
4.1.3	Other		958,945	777,097
4.2	Fees and Commissions Paid		236,792	232,751
4.2.1	Cash Loans		36,396	24,627
4.2.2	Non-cash Loans		798	1,241
4.2.3	Other		199,598	206,883
V.	DIVIDEND INCOME	(III-c)	9,171	4,272
VI.	TRADING INCOME/(LOSS) (Net)	(III-d)	70,453	267,152
6.1	Trading Gains / (Losses) on Securities		151,848	193,470
6.2	Foreign Exchange Gains / (Losses)		(81,395)	73,682
VII.	OTHER OPERATING INCOME	(III-e)	473,944	296,393
VIII.	TOTAL OPERATING INCOME (III+IV+V+VI+VII)		4,025,694	3,906,096
IX.	PROVISION FOR LOAN LOSSES AND OTHER RECEIVABLES (-)	(III-f)	438,707	348,703
X.	OTHER OPERATING EXPENSES (-)	(III-g)	1,653,575	1,409,295
XI.	NET OPERATING INCOME/(LOSS) (VIII-IX-X)		1,933,412	2,148,098
XII.	EXCESS AMOUNT RECORDED AS INCOME AFTER MERGER		-	-
XIII.	INCOME/(LOSS) FROM INVESTMENTS IN SUBSIDIARIES CONSOLIDATED BASED ON EQUITY METHOD		-	-
XIV.	INCOME/(LOSS) ON NET MONETARY POSITION		-	-
XV.	INCOME/(LOSS) BEFORE INCOME TAXES (XI+XII+XIII+XIV+XV)	(III-h)	1,933,412	2,148,098
XVI.	PROVISION FOR INCOME TAXES (±)	(III-j)	353,267	658,430
16.1	Current Tax Provision		359,282	661,273
16.2	Deferred Tax Provision		(6,015)	(2,843)
XVII.	OPERATING INCOME/(LOSS) AFTER TAXES		-	-
17.1	Discontinued Operations		-	-
17.2	Other		-	-
XVIII.	NET INCOME/(LOSS) (XV+XVI)		1,580,145	1,489,668
18.1	Income/(Loss) from the Group		1,584,541	1,495,674
18.2	Income/(Loss) from Minority Interest	(III-i)	(4,396)	(6,006)
	Earnings/(Loss) per share (in YTL full)		0.00718	0.00677

The accompanying explanations and notes form an integral part of these financial statements

AKBANK T.A.Ş.

III. OFF-BALANCE SHEET COMMITMENTS
AT 31 DECEMBER 2006 AND 31 DECEMBER 2005

Amounts are expressed in thousands of New Turkish Lira (YTL).

			CURRENT PERIOD (31/12/2006)			PRIOR PERIOD (31/12/2005)		
		Note	YTL	FC	Total	YTL	FC	Total
A.	**OFF-BALANCE SHEET COMMITMENTS (I+II+III)**		**11,689,190**	**13,697,734**	**25,386,924**	**7,903,514**	**11,676,476**	**19,579,990**
I.	**GUARANTEES AND WARRANTIES**	(IV-a-2, 3)	**2,108,369**	**1,820,575**	**3,928,944**	**1,614,230**	**1,918,250**	**3,532,480**
1.1.	Letters of Guarantee		2,065,260	931,754	2,997,014	1,573,324	1,003,592	2,576,916
1.1.1.	Guarantees Subject to State Tender Law		265,749	112,395	378,144	276,728	97,746	374,474
1.1.2.	Guarantees Given for Foreign Trade Operations		-	334,340	334,340	-	445,309	445,309
1.1.3.	Other Letters of Guarantee		1,799,511	485,019	2,284,530	1,296,596	460,537	1,757,133
1.2.	Bank Acceptances		15	60,799	60,814	15	49,388	49,403
1.2.1.	Import Letter of Acceptance		15	60,799	60,814	15	49,388	49,403
1.2.2.	Other Bank Acceptances		-	-	-	-	-	-
1.3.	Letters of Credit		162	779,139	779,301	102	856,809	856,911
1.3.1.	Documentary Letters of Credit		162	712,626	712,788	102	835,666	835,768
1.3.2.	Other Letters of Credit		-	66,513	66,513	-	21,143	21,143
1.4.	Prefinancing Given as Guarantee		-	-	-	-	-	-
1.5.	Endorsements		-	-	-	-	-	-
1.5.1.	Endorsements to the Central Bank of the Republic of Turkey		-	-	-	-	-	-
1.5.2.	Other Endorsements		-	-	-	-	-	-
1.6.	Securities Issue Purchase Guarantees		-	-	-	-	-	-
1.7.	Factoring Guarantees		-	-	-	-	-	-
1.8.	Other Guarantees		25,882	38,475	64,357	23,197	7,577	30,774
1.9.	Other Collaterals		17,050	10,408	27,458	17,592	884	18,476
II.	**COMMITMENTS**	(IV-a-1)	**6,939,066**	**333,218**	**7,272,284**	**5,878,390**	**441,033**	**6,319,423**
2.1.	Irrevocable Commitments		6,939,066	333,218	7,272,284	5,878,390	441,033	6,319,423
2.1.1.	Asset Purchase Commitments		1,000	26,617	27,617	-	18,567	18,567
2.1.2.	Deposit Purchase and Sales Commitments		-	-	-	-	-	-
2.1.3.	Share Capital Commitments to Associates and Subsidiaries		-	-	-	-	-	-
2.1.4.	Loan Granting Commitments		-	-	-	-	33,010	33,010
2.1.5.	Securities Issue Brokerage Commitments		-	-	-	-	-	-
2.1.6.	Commitments for Reserve Deposit Requirements		-	-	-	-	-	-
2.1.7.	Commitments for Cheques		1,599,262	-	1,599,262	1,390,545	-	1,390,545
2.1.8.	Tax and Fund Liabilities from Export Commitments		-	-	-	-	-	-
2.1.9.	Commitments for Credit Card Limits		5,233,690	271,785	5,505,475	4,443,352	355,631	4,798,983
2.1.10.	Receivables from Short Sale Commitments of Marketable Securities		-	-	-	-	-	-
2.1.11.	Payables for Short Sale Commitments of Marketable Securities		-	-	-	-	-	-
2.1.12.	Other Irrevocable Commitments		105,114	34,816	139,930	44,493	33,825	78,318
2.2.	Revocable Commitments		-	-	-	-	-	-
2.2.1.	Revocable Loan Granting Commitments		-	-	-	-	-	-
2.2.2.	Other Revocable Commitments		-	-	-	-	-	-
III.	**DERIVATIVE FINANCIAL INSTRUMENTS**	(IV-b)	**2,641,755**	**11,543,941**	**14,185,696**	**410,894**	**9,317,193**	**9,728,087**
3.1	Hedging Derivative Financial Instruments		-	-	-	-	-	-
3.1.1	Transactions for Fair Value Hedge		-	-	-	-	-	-
3.1.2	Transactions for Cash Flow Hedge		-	-	-	-	-	-
3.1.3	Transactions for Foreign Net Investment Hedge		-	-	-	-	-	-
3.2	Trading Transactions		2,641,755	11,543,941	14,185,696	410,894	9,317,193	9,728,087
3.2.1	Forward Foreign Currency Buy/Sell Transactions		302,672	1,167,020	1,469,692	28,272	2,660,243	2,688,515
3.2.1.1	Forward Foreign Currency Transactions-Buy		131,215	580,816	712,031	410	1,326,689	1,327,099
3.2.1.2	Forward Foreign Currency Transactions-Sell		171,457	586,204	757,661	27,862	1,333,554	1,361,416
3.2.2	Swap Transactions Related to Foreign Currency and Interest Rates		2,101,000	9,898,653	11,999,653	-	6,077,601	6,077,601
3.2.2.1	Foreign Currency Swap-Buy		-	3,191,546	3,191,546	-	2,037,158	2,037,158
3.2.2.2	Foreign Currency Swap-Sell		1,000	3,179,723	3,180,723	-	2,053,073	2,053,073
3.2.2.3	Interest Rate Swap-Buy		1,050,000	1,763,692	2,813,692	-	993,546	993,546
3.2.2.4	Interest Rate Swap-Sell		1,050,000	1,763,692	2,813,692	-	993,824	993,824
3.2.3	Foreign Currency, Interest rate and Securities Options		135,952	189,349	325,301	373,981	437,392	811,373
3.2.3.1	Foreign Currency Options-Buy		68,774	93,948	162,722	188,407	218,690	407,097
3.2.3.2	Foreign Currency Options-Sell		67,178	95,401	162,579	185,574	218,702	404,276
3.2.3.3	Interest Rate Options-Buy		-	-	-	-	-	-
3.2.3.4	Interest Rate Options-Sell		-	-	-	-	-	-
3.2.3.5	Securities Options-Buy		-	-	-	-	-	-
3.2.3.6	Securities Options-Sell		-	-	-	-	-	-
3.2.4	Foreign Currency Futures		37,951	36,062	74,013	-	-	-
3.2.4.1	Foreign Currency Futures-Buy		37,951	-	37,951	-	-	-
3.2.4.2	Foreign Currency Futures-Sell		-	36,062	36,062	-	-	-
3.2.5	Interest Rate Futures		-	-	-	-	-	-
3.2.5.1	Interest Rate Futures-Buy		-	-	-	-	-	-
3.2.5.2	Interest Rate Futures-Sell		-	-	-	-	-	-
3.2.6	Other		64,180	252,857	317,037	8,641	141,957	150,598
B.	**CUSTODY AND PLEDGES RECEIVED (IV+V+VI)**		**34,918,066**	**7,548,370**	**42,466,436**	**33,013,948**	**8,190,532**	**41,204,480**
IV.	**ITEMS HELD IN CUSTODY**		**16,642,279**	**2,174,440**	**18,816,719**	**16,940,345**	**2,650,383**	**19,590,728**
4.1.	Customer Fund and Portfolio Balances		-	-	-	-	-	-
4.2.	Investment Securities Held in Custody		12,668,862	888,595	13,557,457	9,693,348	2,055,466	11,748,814
4.3.	Cheques Received for Collection		1,649,016	28,667	1,677,683	3,744,014	26,254	3,770,268
4.4.	Commercial Notes Received for Collection		858,797	472,319	1,331,116	563,742	315,026	878,768
4.5.	Other Assets Received for Collection		-	241	241	-	234	234
4.6.	Assets Received for Public Offering		-	-	-	-	-	-
4.7.	Other Items Under Custody		1,465,604	783,329	2,248,933	2,939,241	199,090	3,138,331
4.8.	Custodians		-	1,289	1,289	-	54,313	54,313
V.	**PLEDGES RECEIVED**		**18,275,787**	**5,373,930**	**23,649,717**	**16,073,603**	**5,540,149**	**21,613,752**
5.1.	Marketable Securities		1,283,227	1,265,985	2,549,212	5,089,230	145,349	5,234,579
5.2.	Guarantee Notes		915,954	144,071	1,060,025	610,768	136,618	747,386
5.3.	Commodity		394	75,689	76,083	481	12,210	12,691
5.4.	Warranty		-	-	-	-	-	-
5.5.	Immovable		8,482,761	2,642,335	11,125,096	5,003,726	918,141	5,921,867
5.6.	Other Pledged Items		7,593,451	1,245,850	8,839,301	5,369,398	4,327,831	9,697,229
5.7.	Pledged Items-Depository		-	-	-	-	-	-
VI.	**ACCEPTED INDEPENDENT GUARANTEES AND WARRANTEES**		-	-	-	-	-	-
TOTAL OFF-BALANCE SHEET COMMITMENTS (A+B)			**46,607,256**	**21,246,104**	**67,853,360**	**40,917,462**	**19,867,008**	**60,784,470**

The accompanying explanations and notes form an integral part of these financial statements

AKBANK T.A.Ş.

IV. CONSOLIDATED STATEMENTS OF CHANGES IN THE SHAREHOLDERS' EQUITY FOR THE PERIODS ENDED 31 DECEMBER 2006 AND 31 DECEMBER 2005

Amounts are expressed in thousands of New Turkish Lira (YTL).

		Note (Section Five)	Paid-in Capital	Adjustment to Share Capital	Share Premiums	Share Cancellation Profits	Legal Reserves	Status Reserves	Extraordinary Reserves	Other Reserves,	Current Period Net Income (Loss)	Prior Period Net Income (Loss)	Revaluation Fund	Revaluation Differences	Marketable Securities Value Increase Fund	Total Equity Except from Minority Rights	Minority Rights	Total Shareholders' Equity
	PRIOR PERIOD (31/12/2005)																	
I.	Period Opening Balance		1,500,000	2,551,893	-	-	164,557	-	909,714	-	1,007,403	32,205	5,314	-	74,519	6,245,605	173	6,245,778
II.	Changes in Accounting Policies according to TAS 8		-	-	-	-	-	-	-	-	(14,283)	-	(5,314)	-	32,605	13,008	-	13,008
2.1	Effects of errors		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
2.2	Effects of the Changes in Accounting Policies		-	-	-	-	-	-	-	-	(14,283)	-	(5,314)	-	32,605	13,008	-	13,008
III.	New Balance (I+II)		1,500,000	2,551,893	-	-	164,557	-	909,714	-	993,120	32,205	-	-	107,124	6,258,613	173	6,258,786
IV.	Effects of changes in scope of consolidation		-	-	-	-	509	-	8,083	-	-	(14,110)	-	-	365	(5,153)	106,039	100,886
	Changes in the period																	
V.	Increase/Decrease due to the Merger		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
VI.	Available-for-sale Investments		-	-	-	-	-	-	-	-	-	-	-	-	164,713	164,713	-	164,713
VII.	Hedging transactions		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
7.1	Cash Flow Hedge		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
7.2	Foreign Investment Hedge		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
VIII.	Foreign Currency Difference		-	-	-	-	-	-	-	(25,805)	-	-	-	-	-	(25,805)	-	(25,805)
IX.	Other		-	-	-	-	-	-	5	-	-	-	-	-	-	5	-	5
	Transferred Amounts																	
X.	Available-for-sale Investments		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
XI.	Hedging transactions		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
11.1	Cash Flow Hedge		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
11.2	Foreign Investment Hedge		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
XII.	Net Current Period Income/(Loss)		-	-	-	-	-	-	-	-	1,489,668	-	-	-	-	1,489,668	6,006	1,495,674
XIII.	Profit Distribution		-	-	-	-	94,646	-	(570,495)	-	(993,120)	(19,286)	-	-	-	(1,488,255)	-	(1,488,255)
13.1	Dividends Paid		-	-	-	-	-	-	-	-	(464,812)	-	-	-	-	(464,812)	-	(464,812)
13.2	Transfers to Reserves		-	-	-	-	94,646	-	452,948	-	(528,308)	(19,286)	-	-	-	-	-	-
13.3	Other		-	-	-	-	-	-	(1,023,443)	-	-	-	-	-	-	(1,023,443)	-	(1,023,443)
XIV.	Capital Increase		300,005	(150,000)	-	-	-	-	(150,005)	-	-	-	-	-	-	-	-	-
14.1	Cash		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
14.2	Value increase due to revaluation of property and equipment		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
14.3	Investments in associates, subsidiaries and joint ventures bonus shares obtained		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
14.4	Marketable securities value increase fund		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
14.5	Adjustment to share capital		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
14.6	Share Premium		300,000	(150,000)	-	-	-	-	(150,000)	-	-	-	-	-	-	-	-	-
14.7	Foreign Currency Difference		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
14.8	Other		5	-	-	-	-	-	(5)	-	-	-	-	-	-	-	-	-
XV.	Changes due to the disposal of assets		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
XVI.	Changes due to the reclassification of assets		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
XVII.	Primary subordinated borrowings		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
XVIII.	Secondary subordinated borrowings		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
XIX.	Effects of changes in equity of investments in associates		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
	Period End Balance (III to XIX)		1,800,005	2,401,893	-	-	259,712	-	197,302	(25,805)	1,489,668	(1,191)	-	-	272,202	6,393,786	112,218	6,506,004
	CURRENT PERIOD (31/12/2006)																	
I.	Prior Period End Balance		1,800,005	2,401,893	-	-	259,712	-	197,302	(25,805)	1,489,668	(1,191)	-	-	272,202	6,393,786	112,218	6,506,004
	Changes in the period																	
II.	Increase/Decrease due to the Merger		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
III.	Investments in Associates, Subsidiaries and Available-for-Sale Investments	(II-j), (V-d)	-	-	-	-	-	-	-	-	-	-	-	-	(401,210)	(401,210)	-	(401,210)
IV.	Hedging transactions		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
4.1	Cash flow Hedge		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
4.2	Foreign Investment Hedge		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
V.	Foreign Currency Difference	(V-c)	-	-	-	-	-	-	-	50,262	-	-	-	-	-	50,262	14,014	64,276
VI.	Gains from Sale of Associates and Subsidiaries		-	-	-	-	-	-	(117,516)	-	-	-	117,516	-	-	-	(12,531)	(12,531)
	Transferred Amounts																	
VII.	Available-for-Sale Investments		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
VIII.	Hedging from risky transactions		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
8.1	Cash Flow Hedge		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
8.2	Foreign Investment Hedge		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
IX.	Net Current Period Income		-	-	-	-	-	-	-	-	1,580,145	-	-	-	-	1,580,145	4,396	1,584,541
X.	Profit Distribution	(V-b)	-	-	-	-	123,089	-	818,958	-	(1,489,668)	7,170	-	-	-	(540,451)	(16,027)	(556,478)
10.1	Dividends Paid		-	-	-	-	-	-	-	-	(540,451)	-	-	-	-	(540,451)	(16,027)	(556,478)
10.2	Transfers to Reserves		-	-	-	-	123,089	-	818,958	-	(949,217)	7,170	-	-	-	-	-	-
10.3	Other		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
XI.	Capital Increase		399,995	(199,998)	-	-	-	-	(82,481)	-	-	-	(117,516)	-	-	-	-	-
11.1	Cash		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
11.2	Value increase due to revaluation of the Plant and Equipment		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
11.3	Investments in associates, subsidiaries and joint ventures bonus shares obtained		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
11.4	Marketable securities value increase fund		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
11.5	Adjustment to share capital		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
11.6	Share Premium		399,995	(199,998)	-	-	-	-	(82,481)	-	-	-	(117,516)	-	-	-	-	-
11.7	Foreign Currency Difference		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
11.8	Other		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
XII.	Changes due to the disposal of assets		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
XIII.	Changes due to the reclassification of the assets		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
XIV.	Primary subordinated borrowings		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
XV.	Secondary subordinated borrowings		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
XVI.	Effects of changes in equity of investments in associates		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
	Period End Balance (I to XVI)		2,200,000	2,201,895	-	-	382,801	-	816,263	24,457	1,580,145	5,979	-	-	(129,008)	7,082,532	102,070	7,184,602

(*) The amounts for the current period under "Adjustment to Share Capital" column are presented under "Other Capital Reserves" in the financial statements.

The accompanying explanations and notes form an integral part of these financial statements

AKBANK T.A.Ş.
V. CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE PERIODS ENDED 31 DECEMBER 2006 AND 31 DECEMBER 2005

Amounts are expressed in thousands of New Turkish Lira (YTL).

		Note (Section Five)	CURRENT PERIOD (31/12/2006)	PRIOR PERIOD (31/12/2005)
A.	CASH FLOWS FROM BANKING OPERATIONS			
1.1	Operating Profit before changes in operating assets and liabilities		2,388,868	2,448,611
1.1.1	Interest received		6,842,993	5,286,728
1.1.2	Interest paid		(4,134,798)	(2,527,763)
1.1.3	Dividend received		9,171	4,272
1.1.4	Fees and commissions received		1,078,827	897,176
1.1.5	Other income		151,848	191,231
1.1.6	Collections from previously written-off loans and other receivables		221,467	121,391
1.1.7	Payments to personnel and service suppliers		(582,373)	(462,489)
1.1.8	Taxes paid		(382,608)	(632,004)
1.1.9	Other		(815,659)	(429,931)
1.2	Changes in operating assets and liabilities		(1,892,833)	3,500,541
1.2.1	Net decrease in trading securities		87,684	(198,125)
1.2.2	Net (increase) / decrease in fair value through profit/(loss) financial assets		(7,905)	(2,604,166)
1.2.3	Net (increase) / decrease in due from banks and other financial institutions		1,531,228	(2,022,331)
1.2.4	Net (increase) / decrease in loans		(8,801,543)	(9,664,075)
1.2.5	Net (increase) / decrease in other assets		(95,716)	(495,759)
1.2.6	Net increase / (decrease) in bank deposits		(874,559)	1,560,360
1.2.7	Net increase / (decrease) in other deposits		5,387,377	10,021,105
1.2.8	Net increase / (decrease) in funds borrowed		691,620	6,654,394
1.2.9	Net increase / (decrease) in payables		-	-
1.2.10	Net increase / (decrease) in other liabilities		188,981	249,138
I.	Net cash provided from banking operations		496,035	5,949,152
B.	CASH FLOWS FROM INVESTING ACTIVITIES			
II.	Net cash provided from investing activities		939,407	(2,867,660)
2.1	Cash paid for acquisition of investments, associates and subsidiaries		-	(177,580)
2.2	Cash obtained from disposal of investments, associates and subsidiaries		125,151	6
2.3	Purchases of property and equipment		(166,284)	(106,711)
2.4	Disposals of property and equipments		19,837	15,489
2.5	Cash paid for purchase of investments available-for-sale		-	(2,477,674)
2.6	Cash obtained from sale of investments available-for-sale		394,667	-
2.7	Cash paid for purchase of investment securities		(55,076)	(121,190)
2.8	Cash obtained from sale of investment securities		621,112	-
2.9	Other		-	-
C.	CASH FLOWS FROM FINANCING ACTIVITIES			
III.	Net cash provided from financing activities		(540,451)	(1,493,751)
3.1	Cash obtained from funds borrowed and securities issued		-	-
3.2	Cash used for repayment of funds borrowed and securities issued		-	-
3.3	Issued capital instruments		-	-
3.4	Dividends paid		(540,451)	(464,812)
3.5	Payments for finance leases		-	(5,496)
3.6	Other		-	(1,023,443)
IV.	Effect of change in foreign exchange rate on cash and cash equivalents		-	-
V.	Net increase in cash and cash equivalents (I+II+III+IV)		894,991	1,587,741
VI.	Cash and cash equivalents at beginning of the year	(VI-a)	3,727,704	2,139,963
VII.	Cash and cash equivalents at end of the year	(VI-a)	4,622,695	3,727,704

The accompanying explanations and notes form an integral part of these financial statements

AKBANK T.A.Ş.

VI. PROFIT APPROPRIATION STATEMENT

Amounts are expressed in thousands of New Turkish Lira (YTL).

		CURRENT PERIOD (31/12/2006)	PRIOR PERIOD (31/12/2005)
I.	DISTRIBUTION OF CURRENT YEAR INCOME		
1.1	CURRENT YEAR INCOME	1,936,562	2,111,502
1.2	TAXES AND DUTIES PAYABLE (-)	336,370	644,710
1.2.1	Corporate Tax (Income tax)	336,370	644,710
1.2.2	Income withholding tax	-	-
1.2.3	Other taxes and duties	-	-
A.	NET INCOME FOR THE YEAR (1.1-1.2)	1,600,192	1,466,792
1.3	PRIOR YEAR LOSSES (-)	-	-
1.4	FIRST LEGAL RESERVES (-)	-	71,915
1.5	OTHER STATUTORY RESERVES (-)	-	-
B.	NET INCOME AVAILABLE FOR DISTRIBUTION [(A+(1.3+1.4+1.5)]	1,600,192	1,394,877
1.6	FIRST DIVIDEND TO SHAREHOLDERS (-)	-	90,000
1.6.1	To Owners of Ordinary Shares	-	90,000
1.6.2	To Owners of Privileged Shares	-	-
1.6.3	To Owners of Preferred Shares	-	-
1.6.4	To Profit Sharing Bonds	-	-
1.6.5	To Holders of Profit and (Loss) Sharing Certificates	-	-
1.7	DIVIDENDS TO PERSONNEL (-)	-	-
1.8	DIVIDENDS TO BOARD OF DIRECTORS (-)	-	450
1.9	SECOND DIVIDEND TO SHAREHOLDERS (-)	-	450,001
1.9.1	To Owners of Ordinary Shares	-	450,001
1.9.2	To Owners of Privileged Shares	-	-
1.9.3	To Owners of Preferred Shares	-	-
1.9.4	To Profit Sharing Bonds	-	-
1.9.5	To Holders of Profit and (Loss) Sharing Certificates	-	-
1.10	SECOND LEGAL RESERVES (-)	-	50,050
1.11	STATUTORY RESERVES (-)	-	-
1.12	EXTRAORDINARY RESERVES	-	804,376
1.13	OTHER RESERVES	-	-
1.14	SPECIAL FUNDS	-	-
II.	DISTRIBUTION OF RESERVES		
2.1	APPROPRIATED RESERVES	-	-
2.2	SECOND LEGAL RESERVES (-)	-	-
2.3	DIVIDENDS TO SHAREHOLDERS (-)	-	-
2.3.1	To owners of ordinary shares	-	-
2.3.2	To owners of privileged shares	-	-
2.3.3	To owners of preferred shares	-	-
2.3.4	To profit sharing bonds	-	-
2.3.5	To holders of profit and (loss) sharing certificates	-	-
2.4	DIVIDENDS TO PERSONNEL (-)	-	-
2.5	DIVIDENDS TO BOARD OF DIRECTORS (-)	-	-
III.	EARNINGS PER SHARE (*)		
3.1	TO OWNERS OF ORDINARY SHARES	0.007	0.007
3.2	TO OWNERS OF ORDINARY SHARES (%)	0.7	0.7
3.3	TO OWNERS OF PRIVILEGED SHARES	-	-
3.4	TO OWNERS OF PRIVILEGED SHARES (%)	-	-
IV.	DIVIDEND PER SHARE		
4.1	TO OWNERS OF ORDINARY SHARES	-	-
4.2	TO OWNERS OF ORDINARY SHARES (%)	-	-
4.3	TO OWNERS OF PRIVILEGED SHARES	-	-
4.4	TO OWNERS OF PRIVILEGED SHARES (%)	-	-

(*) Amounts are expressed in YTL.

NOTE: (1) Authorised body for profit appropriation of the current period is the General Assembly. On the preparation date of these financial statements, yearly ordinary meeting of the General Assembly has not been held yet.

(2) Profit appropriation has been realized based on unconsolidated financial statements of the Parent Bank.

The accompanying explanations and notes form an integral part of these financial statements

SECTION THREE
ACCOUNTING POLICIES

I. BASIS OF PRESENTATION

a. The preparation of the consolidated financial statements and related notes and explanations in accordance with the Turkish Accounting Standards and Regulation on the Principles and Procedures Regarding Banks' Accounting Application and Keeping Documents:

Thee consolidated financial statements have been prepared in accordance with the "Regulation on Accounting Applications for Banks and Safeguarding of Documents" published in the Official Gazette No.26333 dated 1 November 2006, which refers to "Turkish Accounting Standards" ("TAS") and "Turkish Financial Reporting Standards" ("TFRS") issued by the "Turkish Accounting Standards Board" ("TASB") and additional explanations and notes related to them and other decrees, notes and explanations related to accounting and financial reporting principles (all "Turkish Accounting Standards" or "TAS") published by the Banking Regulation and Supervision Agency ("BRSA"). The Bank maintains its books in Turkish lira in accordance with the Banking Act, Turkish Commercial Code and Turkish tax legislation.

The consolidated financial statements have been prepared in YTL, under the historical cost convention except for the financial assets and liabilities carried at fair value.

The preparation of consolidated financial statements in conformity with TAS requires the use of certain critical accounting estimates by the Bank management to exercise its judgment on the assets and liabilities of the balance sheet and contingent issues as of the balance sheet date. These estimates are being reviewed regularly and, when necessary, suitable corrections are made and the effects of these corrections are reflected to the income statement.

b. Explanation for convenience translation into English:

The differences between accounting principles, as described in these preceding paragraphs and accounting principles generally accepted in countries in which consolidated financial statements are to be distributed and International Financial Reporting Standards ("IFRS") have not been quantified in these consolidated financial statements. Accordingly, these consolidated financial statements are not intended to present the financial position, results of operations and changes in financial position and cash flows in accordance with the accounting principles generally accepted in such countries and IFRS.

c. Explanations on first-time adoption of TAS:

The Group has prepared its consolidated financial statements in accordance with TAS as of 31 December 2006 for the first time. According to the "Turkish Financial Reporting Standard Regarding the First-time Adoption of Turkish Financial Reporting Standards" ("TFRS 1"), the effects of adoption of TAS are also reflected to the comparatives of these consolidated financial statements as of 31 December 2005 by adjusting the opening balance sheet as of 1 January 2005. Accordingly, the effects of related adjustments are accounted in "Shareholders' Equity" under the "Extraordinary Reserves" account.

(Amounts expressed in thousands of New Turkish lira ("YTL") unless otherwise stated.)

I. EXPLANATIONS ON BASIS OF PRESENTATION (CONTINUED)

1. Reconciliation of the net income reported under previous accounting principles in the latest annual financial statements to profit under TAS for the same period:

	31 December 2005
Net Income Reported Before the Adoption of TAS	1.461.170
Reserve for Employee Rights	(4.100)
Financial Assets Valuation Differences	7.628
Immovable and Investment Sale Profits	3.747
Foreign Currency Differences of Foreign Investment in Associates and Subsidiaries	25.805
Deferred Tax Effect	(4.582)
Total Effect on Profit Before the adoption of TAS	28.498
Net Income After the Adoption of TAS	1.489.668

2. Reconciliation of consolidated shareholders' equity reported under previous accounting principles to consolidated shareholders' equity under TAS:

	31 December 2005	1 January 2005
Shareholders' Equity Before the Adoption of TAS	6.501.774	6.245.778
Reserve for Employee Rights	(36.360)	(32.260)
Financial Assets at Fair Value Through Profit or Loss Valuation Differences	33.105	25.477
Available-for-Sale Financial Assets Valuation Differences	24.881	32.605
Deferred Tax Effect	(17.396)	(12.814)
Total Effect on Shareholder's Equity Before the Adoption of TAS	4.230	13.008
Shareholders' Equity After TAS	6.506.004	6.258.786

3. There are no significant changes in the cash flow statements reported in the consolidated financial statements for the year ended 31 December 2005 prepared in accordance with accounting principles before the adoption of TAS.

d. Accounting policies and valuation principles applied in the presentation of consolidated financial statements:

The accounting policies and valuation principles applied in the preparation of consolidated financial statements are determined and applied in accordance with TAS. These accounting policies and valuation principles are explained in Notes II to XXVII below.

(Amounts expressed in thousands of New Turkish lira ("YTL") unless otherwise stated.)

I. EXPLANATIONS ON BASIS OF PRESENTATION (CONTINUED)

e. Preparation of consolidated financial statements based on the current purchasing power of Turkish lira:

The Bank's financial statements were subjected to inflation adjustment according to "Turkish Accounting Standards for Financial Reporting in Hyperinflationary Economies" ("TAS 29") until 31 December 2004, after which the BRSA announced that the inflation accounting application in the Turkish banking sector was to be terminated concerning the preparation of the financial statements, based on a decree published as of 28 April 2005, with the reason that the indicators for inflation accounting had disappeared as of 1 January 2005.

f. Items subject to different accounting policies in the preparation of consolidated financial statements:

There are no items subject to different accounting policies in the preparation of consolidated financial statements.

II. EXPLANATIONS ON STRATEGY OF USING FINANCIAL INSTRUMENTS AND EXPLANATIONS IN FOREIGN CURRENCY TRANSACTIONS:

The Group's core business activities include retail banking, corporate banking, private banking, foreign exchange, money markets, securities transactions (Treasury transactions) and international banking services. The Group performs financial leasing transactions through Ak Finansal Kiralama A.Ş. By nature the Group's activities are principally related to the use of financial instruments. As the main funding source, the Group accepts deposits from customers for various periods and invests these funds in high quality assets with high interest margins. Other than deposits, the Group's most important funding sources are equity, mostly intermediate and long-term borrowings from foreign financial institutions. The Group follows an asset-liability management strategy that mitigates risk and increases earnings by balancing the funds borrowed and the investments in various financial assets. The main objective of asset-liability management is to limit the Group's exposure to liquidity risk, interest rate risk, currency risk and credit risk while increasing profitability and strengthening the Group's equity. The Asset-Liabilities Committee ("ALCO") manages the assets and liabilities within the trading limits on the level of exposure placed by the Executive Risk Committee ("ERC").

For covering foreign currency exposures arising from the foreign currency transactions, the Group uses derivatives and asset-liability balancing transactions.

Foreign currency denominated monetary assets and liabilities are translated with the exchange rates prevailing at the balance sheet date. Gains and losses arising from such transactions are recognized in the income statement under the account of net foreign exchange income/expense. Assets and liabilities of foreign subsidiaries are translated into Turkish lira using the foreign exchange rates prevailing at the balance sheet date, income and expenses of foreign subsidiaries are translated into Turkish lira at the average exchange rates and all resulting exchange differences are accounted in the shareholders' equity under "Other profit reserves".

As at 31 December 2006, foreign currency denominated balances are translated into Turkish lira using the exchange rates of YTL 1,415, YTL 1,8638 and YTL 1,1897 for USD, EUR and Yen, respectively.

III. EXPLANATIONS ON INVESTMENTS IN ASSOCIATES AND SUBSIDIARIES:

Consolidated financial statements are prepared in accordance with the "Turkish Accounting Standard for Consolidated and Separate Financial Statements" ("TAS 27").

Consolidation principles for subsidiaries:

Subsidiaries are entities controlled directly or indirectly by the Bank.

Subsidiaries are consolidated using the full consolidation method on the grounds of materiality principle considering their operations, asset and equity sizes. Financial statements of related subsidiaries are consolidated from the date when the control is transferred to the Bank.

Control means, directly or indirectly, holding the majority of the capital of an enterprise or although not having this majority, by holding privileged shares; or based on agreements made with other shareholders, holding the majority of the voting power or somehow having the power of dismissal or appointment of the majority of the members of the board of directors.
In the full consolidation method, 100% of subsidiaries' assets, liabilities, income, expense and off-balance sheet items are combined with the Parent Bank's assets, liabilities, income, expense and off-balance sheet items. The carrying amount of the Group's investment in each subsidiary and the Group's portion of the capital of each subsidiary are eliminated. Intragroup balances and intragroup transactions and resulting unrealized profits and losses are eliminated. Minority interests in the net income of consolidated subsidiaries are identified and adjusted against the income of the Group in order to arrive at the net income attributable to the Group. Minority interests are presented in the consolidated balance sheet, in the shareholders equity. Minority interests are presented separately in the Group's income.

Accounting policies of subsidiaries have been changed where necessary tool ensure consistency with the policies adopted by the Group.

Consolidation principles for investments in associates:

Associates are entities in which the Parent Bank has invested in equity, and has a significant influence even without the power to govern the financial and operating policies. Associates are consolidated with the equity method on the grounds of materiality principle.

Significant influence represents the power to participate in the financial and operating policies of the investee. Unless the opposite is demonstrated, if the Parent Bank holds 10% or more of the voting power of the investee, it is presumed that the Parent Bank has a significant influence on this investee.

The equity method is a method of accounting whereby the investment is recorded at cost and adjusted thereafter for the post acquisition change in the investor's share of net assets of the investee. The income statement reflects the investor's share of the results of operations of the investee.

Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group.

(Amounts expressed in thousands of New Turkish lira ("YTL") unless otherwise stated.)

III. EXPLANATIONS ON INVESTMENTS IN ASSOCIATES AND SUBSIDIARIES (CONTUNIED):

The Parent Bank and its subsidiaries, Ak Yatırım Menkul Değerler A.Ş., Akbank N.V., Ak Finansal Kiralama A.Ş., Sabancı Bank plc. and Akbank AG together with Ak Receivables Corporation and A.R.T.S. Ltd., which are not subsidiaries of the Bank, but over the Bank has 100% control power due to the reason that these companies are "Special Purpose Entities", have been included in the scope of consolidation. The Parent Bank together with its consolidated subsidiaries are referred to as the "Group" in these consolidated financial statements.

Ak Yatırım Menkul Değerler A.Ş. was established on 11 December 1996 to trade in capital markets in accordance with Capital Market Law. This company is delivering intermediary services in capital markets, discretionary portfolio management, derivative transactions, repurchase and reverse repurchase agreements with authorizations given by the Capital Markets Board for each transaction.

The London based Sabancı Bank plc was originally established in 1983 for banking operations abroad.

Ak Finansal Kiralama A.Ş. was established in 1988 for leasing operations and all kinds of agreements and transactions related to these operations.

Akbank N.V. was established in 2000 for banking operations in the Netherlands.

The Bank's Frankfurt Branch was established on 5 April 1998 for banking operations abroad. As of 1 September 2006, the Frankfurt Branch has been converted to a 100% subsidiary of the Bank.

Ak Receivables Corporation and A.R.T.S Ltd. are "Special Purpose Entities" established in July 1998 and November 1998 respectively, in connection with the raising long-term financing.

IV. EXPLANATIONS ON FORWARD TRANSACTIONS AND DERIVATIVE INSTRUMENTS:

The major derivative instruments utilized by the Group are currency and interest rate swaps, currency options and currency forwards. The Group has no embedded derivatives.

The Group classifies its derivative instruments as "held-for-hedging" or "held-for-trading" in accordance with "Turkish Accounting Standard for Financial Instruments: Recognition and Measurement". Certain derivative transactions, while providing effective economic hedges under the Bank's risk management position, are treated as derivatives held-for-trading. Payables and receivables arising from the derivative instruments are followed in the off-balance sheet accounts at their contractual values.

Derivative instruments are remeasured at fair value after initial recognition. If the fair value of a derivative financial instrument is positive, it is disclosed under the main account "Financial assets at fair value through profit or loss" in "Trading derivative financial instruments" and if the fair value difference is negative, it is disclosed under "Trading derivative financial liabilities". Differences in the fair value of trading derivative instruments are accounted under "trading income/loss" in the income statement. The fair values of the derivative financial instruments are calculated using quoted market prices or by using discounted cash flow models.

V. EXPLANATIONS ON INTEREST INCOME AND EXPENSE:

Interest income and expenses are recognized in the income statement on an accrual basis. The Group ceases accruing interest income on non-performing loans and any interest income accruals from such loans are reversed and no income is accounted until the collection is made according to the related regulation.

VI. EXPLANATIONS ON FEE AND COMMISSION INCOME AND EXPENSES :

All fees and commission income/expenses are recognized on an accrual basis, except for certain commission incomes and fees for various banking services which are recorded as income at the time of collection. Borrowing fees and commission expenses paid to other financial institutions are recognized as operational costs and recorded using the effective interest method. Contract based fees or fees received in return for services such as the purchase and sale of assets on behalf of a third party or legal person are recognized as income at the time of collection.

VII. EXPLANATION ON FINANCIAL ASSETS

The Group categorizes its financial assets as "Fair value through profit/loss", "Available-for-sale", "Loans and receivables" or "Held-to-maturity". Sale and purchase transactions of the financial assets mentioned above are recognized at the "settlement dates". The appropriate classification of financial assets of the Bank is determined at the time of purchase by the Group management, taking into consideration the purpose of the investment.

a. Financial assets at the fair value through profit or loss:

This category has two sub categories: "Trading financial assets" and "Financial assets designated at fair value through profit/loss at initial recognition."

Trading financial assets are financial assets which were either acquired for generating a profit from short-term fluctuations in prices or dealers' margin, or are financial assets included in a portfolio in which a pattern of short-term profit making exists. All regular way purchases and sales of trading financial assets are recognized at the settlement date, which is the date that the asset is delivered to/from the Bank. Trading financial assets are initially recognized at cost and subsequently re-measured at their fair value based on quoted bid prices or amounts derived from cash flow models. All gains and losses arising from these valuations are reflected in the income statement. Interest earned while holding trading financial assets is reported as interest income and dividends received are included separately in dividend income.

Derivative financial assets are classified as trading purpose financial assets unless they are used for hedging purposes. Accounting of derivative financial assets is explained in Note IV of Section Three.

The Group has no financial assets designated as financial assets at fair value through profit or loss.

VII. EXPLANATION ON FINANCIAL ASSETS (CONTINUED):

b. Financial assets available-for-sale:

Financial assets available-for-sale consist of financial assets other than "Loan and receivables", "Held-to-maturity" and "Financial assets at fair value through profit or loss".

Debt securities classified as available-for-sale financial assets are subsequently remeasured at fair value. Unrealized gains and losses arising from changes in the fair value of securities classified as available-for-sale are recognized in shareholders' equity as "Marketable securities value increase fund", unless there is a permanent decline in the fair values of such assets or they are disposed of. When these securities are disposed of or impaired, the related fair value differences accumulated in the shareholders' equity are transferred to the income statement.

Available-for-sale equity securities that have a quoted market price in an active market and whose fair values can be reliably measured are carried at fair value. Available-for-sale equity securities that do not have a quoted market price in an active market and whose fair values cannot be reliably measured are carried at cost, less provision for impairment.

c. Loan and receivables:

Financial assets that are originated by the Group by providing money, services or goods to borrowers are categorized as loans and receivables. Loans and receivables originated by the Group are carried initially at cost and subsequently recognized at the amortized cost value calculated using the "effective yield method". The expenses incurred for the assets received as collateral are not considered as transaction costs and are recognized in the expense accounts.

If the collectibility of any receivable is identified as limited or doubtful by the management through assessments and estimates, the Group provides general and specific provisions for these loans and receivables in accordance with the "Communiqué Related to Principles and Procedures on Determining the Qualifications of Banks' Loans and Other Receivables and the Provision for These Loans and Other Receivables" published in the Official Gazette dated 1 November 2006, No.26333. Provision expenses are deducted from the net income of the period. If there is a subsequent collection from a receivable that was already provisioned in the previous years, the recovery amount is classified under "Other Operating Income". If a receivable is collected which is provisioned in the same year, it is deducted from the "Provisions for loan losses and other receivables". Uncollectible receivables are written-off after all the legal procedures are finalized.

d. Held-to-maturity financial assets:

Held-to-maturity financial assets are assets that are not classified under "loans and receivables" with fixed maturities and fixed or determinable payments where management has the intent and ability to hold the financial assets to maturity. Held-to-maturity financial assets are initially recognized at cost, and subsequently carried at amortized cost using the effective yield method; interest earned whilst holding held-to-maturity securities is reported as interest income. Interest income from held-to-maturity financial assets are reflected in the income statement.

There are no financial assets previously classified as held-to-maturity but which cannot be subject to this classification for two years due to the contradiction of classification principles.

VIII. EXPLANATIONS ON IMPAIRMENT OF FINANCIAL ASSETS:

Where the estimated recoverable amount of the financial asset, being the present value of the expected future cash flows discounted based on the "effective yield method", or the fair value if one exists, is lower than its carrying value, then it is concluded that the asset under consideration is impaired. A provision is made for the diminution in value of the impaired financial asset and this is charged against the income for the year.

IX. EXPLANATIONS ON OFFSETTING FINANCIAL ASSETS:

Financial assets and liabilities are offset and the net amount is reported in the balance sheet when the Group has a legally enforceable right to offset the recognized amounts and there is an intention to collect/pay the related financial assets and liabilities on a net basis, or to realize the asset and settle the liability simultaneously.

X. EXPLANATIONS ON SALES AND REPURCHASE AGREEMENTS AND SECURITIES LENDING TRANSACTIONS:

Securities subject to repurchase agreements ("repos") are classified as "Financial assets at fair value difference through profit or loss", "Available-for-sale securities" and "Held-to-maturity securities" in the balance sheet according to the investment purposes and measured according to the portfolio of the Group to which they belong. Funds obtained under repurchase agreements are accounted under "Funds Provided under Repurchase Agreements" in liability accounts and differences between the sale and repurchase prices determined by these repurchase agreements are accrued evenly over the life of the repurchase agreement using the "effective yield method."

Funds given against securities purchased under agreements to resell ("reverse repos") are accounted under "Receivables from reverse repurchase agreements" in the balance sheet. The difference between the purchase and resell price determined by these repurchase agreements is accrued evenly over the life of repurchase agreements using the "effective yield method". The Group has no securities lending transactions.

XI. EXPLANATIONS ON ASSETS HELD FOR RESALE AND DISCONTINUED OPERATIONS:

The Group has no discontinued operations.

Assets held-for-resale consist of tangible assets that were acquired due to non-performing receivables, and are accounted in the financial statements in accordance with the "Communiqué Regarding the Principles and Procedures for the Disposals of Immovables and Commodities Acquired due to Receivables and for Trading of Precious Metal" published in the Official Gazette dated 1 November 2006, No. 26333.

AKBANK T.A.Ş.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AT 31 DECEMBER 2006 AND 2005
(Amounts expressed in thousands of New Turkish lira ("YTL") unless otherwise stated.)

XII. EXPLANATIONS ON GOODWILL AND OTHER INTANGIBLE ASSETS:

As of 31 December 2006 and 31 December 2005, the Group has no goodwill.

Intangible assets are measured at cost on initial recognition and any directly attributable costs of setting the asset to work for its intended use are included in the initial measurement. Subsequently, intangible assets are carried at historical costs after the deduction of accumulated depreciation and the provision for value decreases.

Intangibles are amortized over five years (their estimated useful lives) using the straight-line method. The useful life of the asset is determined by assessing the expected useful time of the asset, technical, technological and other kinds of wear and tear and all required maintenance expenses necessary to utilize the economic benefit from the asset.

XIII. EXPLANATIONS ON PROPERTY AND EQUIPMENT:

Property and equipment is measured at its cost when initially recognized and any directly attributable costs of setting the asset in working order for its intended use are included in the initial measurement. Subsequently, property and equipment carried at cost less accumulated depreciation and provision for value decrease.

Depreciation is calculated over the cost of property and equipment using the straight-line method over estimated useful lives. The estimated useful lives are stated below:

Buildings	50 years
Machinery, furniture, fixtures and vehicles	5 years

The depreciation charge for items remaining in the property and equipment for less than an accounting period at the balance sheet date is calculated in proportion to the period the item will remained in property and equipment.

Where the carrying amount of an asset is greater than its estimated "recoverable amount", it is written down immediately to its "recoverable amount" and the provision for the diminution in value is charged to the income statement.

Gains and losses on the disposal of property and equipment are determined by deducting the net book value of the property and equipment from its sales revenue.

Expenditures for the repair and renewal of property and equipment are recognized as expense. The capital expenditures incurred in order to increase the capacity of the tangible asset or to increase the future benefit of the asset are capitalized on the cost of the tangible asset. Capital expenditures include the cost components that increase the useful life, or the capacity of the asset, increase the quality of the product or decrease the costs.

XIV. EXPLANATIONS ON LEASING TRANSACTIONS:

Assets acquired under finance lease agreements are capitalized at the inception of the lease at the "lower of the fair value of the leased asset or the present value of the lease installments that are going to be paid for the leased asset". Leased assets are included in the property and equipment and depreciation is charged on a straight-line basis over the useful life of the asset. If there is any diminution in value of the leased asset, a "provision for value decrease" is recognized. Liabilities arising from the leasing transactions are included in "Finance Lease Payables" in the balance sheet. Interest and foreign exchange expenses regarding lease transactions are charged to the income statement.

The Group performs financial leasing operations as a "Lessor" through Ak Finansal Kiralama A.Ş. which is a consolidated subsidiary. The asset subject to the financial leasing is presented in the balance sheet as receivable equal to the net leasing amount. Interest income is recognized over the term of the lease using the net investment method which reflects a constant periodic rate of return and the unearned portion is followed under unearned interest income account.

Transactions regarding operational agreements are accounted on an accrual basis in accordance with the terms of the related contracts.

XV. EXPLANATIONS ON PROVISIONS AND CONTINGENT LIABILITIES:

Provisions and contingent liabilities are accounted in accordance with, "Turkish Accounting Standard for Provisions, Contingent Liabilities and Contingent Assets" ("TAS 37").

Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made. A provision for contingent liabilities arising from past events should be recognized in the same period of occurrence in accordance with the matching principle. When the amount of the obligation cannot be estimated and there is no possibility of an outflow of resources from the Group, it is considered that a "contingent" liability exists and it is disclosed in the related notes to the financial statements.

XVI. CONTINGENT ASSETS:

Contingent assets usually arise from unplanned or other unexpected events that give rise to the possibility of an inflow of economic benefits to the entity. Contingent assets are not recognized in financial statements since this may result in the recognition of income that may never be realized. Contingent assets are disclosed where an inflow of economic benefits is probable. Contingent assets are assessed continually to ensure that developments are appropriately reflected in the financial statements. If it has become virtually certain that an inflow of economic benefits will arise, the asset and the related income are recognized in the financial statements in which the change occurs.

AKBANK T.A.Ş.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AT 31 DECEMBER 2006 AND 2005
(Amounts expressed in thousands of New Turkish lira ("YTL") unless otherwise stated)

XVII. EXPLANATIONS ON OBLIGATIONS RELATED TO EMPLOYEE RIGHTS:

a. Employment termination benefits and vacation rights:

Obligations related to employment termination and vacation rights are accounted for in accordance with "Turkish Accounting Standard for Employee Rights" ("TAS 19") and are classified under the "Reserve for Employee Rights" account in the balance sheet.

Under the Turkish Labor Law, the Group is required to pay a specific amount to the employees who have retired or whose employment is terminated other than the reasons specified in the Turkish Labor Law. The reserve for employment termination benefits represents the present value of the estimated total reserve for the future probable obligation of the Group arising from this liability.

b. Retirement rights:

The Bank's personnel are members of the "Akbank T.A.Ş. Personnel Pension Fund Foundation" ("Pension Fund"), established in accordance with the Social Security Law numbered 506, article No.20. The financial statements of the Pension Fund have been audited by an independent actuary in accordance with the 38th article of the Insurance Supervisory Law and the "Actuarial Regulation" based on the same article.

On 1 November 2005, Banking Law No.5411 ("New Law") which requires the transfer of the pension funds of the banks to the Social Security Institution within three years following the publication date, was published in the Official Gazette. In accordance with the New Law, the actuarial calculation of the liability should be performed by a commission including representatives from various institutions. The specified liability will be paid in annual equal installments for a period not exceeding 15 years. However on 2 November 2005, the President of the Turkish Republic applied to the Constitutional Court of Turkey for abrogation of the relevant article in the New Law.

According to the technical balance sheet report prepared using the technical interest rate of 10,24% in accordance with the written decree published by the Council of Ministers in the Official Gazette dated 15 December 2006 No.26377 for the purpose of determining principles and procedures to be applied during the transfer, the "Pension Fund" has no technical or actual deficit as of 31 December 2006. In addition, the Bank's management envisions that the liability amount to be calculated at the transfer date within the framework stated above will be commensurate with the assets of the Fund and will not bring any burden for the Bank.

AKBANK T.A.Ş.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AT 31 DECEMBER 2006 AND 2005
(Amounts expressed in thousands of New Turkish lira ("YTL") unless otherwise stated.)

XVIII. EXPLANATIONS ON TAXATION:

a. Current tax:

Turkish Tax Legislation does not permit a parent bank and its subsidiaries to file a consolidated tax return. Therefore, a provision for taxes, as reflected in the consolidated financial statements, has been calculated on a separate-entity basis.

On 21 June 2006, "Corporate Tax Law" No.5520 ("New Tax Law") was published in the Official Gazette, No.26205. Many clauses of the New Tax Law are effective from 1 January 2006. According to New Tax Law, the corporate tax rate is 20% beginning from 1 January 2006 (for the year 2005: 30%). Corporate tax is calculated on the total income of the Bank after adjusting for certain disallowable expenses, exempt income and other allowances. No further tax is payable unless the profit is distributed. Dividends paid to non-resident corporations, which have a place of business in Turkey or are resident corporations, are not subject to withholding tax. Otherwise, dividends paid are subject to withholding tax at the rate of 15%. An increase in capital via issuing bonus shares is not considered as profit distribution and thus does not incur withholding tax.

Corporations are required to pay advance corporate tax quarterly at a rate of 20% on their corporate income. Advance tax is declared by the 10th and paid by the 17th day of the second month following each calendar quarter end. Advance tax paid by corporations which is for the current period is credited against the annual corporation tax calculated on their annual corporate income in the following year. Despite the offset, if there is temporary prepaid tax remaining, this balance can be refunded or used to offset any other financial liabilities to the government.

A 75% portion of the capital gains derived from the sale of equity investments and immovable properties held for at least two years is tax exempt, if such gains are added to paid-in capital or held in a special account under shareholder's equity for five years.

Under the Turkish Corporate Tax Law, losses can be carried forward to offset against future taxable income for up to five years. Tax losses cannot be carried back to offset profits from previous periods.

In Turkey, there is no procedure for a final and definitive agreement on tax assessments. Companies file their tax returns until the 25th day of the following fourth month after the closing of the accounting year to which they relate. Tax returns are open for five years from the beginning of the year following the date of filing during which time period the tax authorities have the right to audit tax returns, and the related accounting records on which they are based, and may issue re-assessments based on their findings.

(Amounts expressed in thousands of New Turkish lira ("YTL") unless otherwise stated.)

XVIII. EXPLANATIONS ON TAXATION (CONTINUED):

b. Deferred tax:

The Group calculates and accounts for deferred income taxes for all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in these financial statements in accordance with "Turkish Accounting Standard for Income Taxes" ("TAS 12") and the related decrees of the BRSA concerning income taxes. In the deferred tax calculation, the enacted tax rate, in accordance with the tax legislation, is used as of the balance sheet date.

Deferred tax liabilities are recognized for all resulting temporary differences whereas deferred tax assets resulting from temporary differences are recognized to the extent that it is probable that future taxable profit will be available against which the deferred tax assets can be utilized.

According to TAS 12, deferred taxes and liabilities resulting from different subsidiaries subject to consolidation are not presented as net, rather they are presented separately as assets and liabilities in the financial statements.

XIX. EXPLANATIONS ON BORROWINGS:

Trading financial liabilities and derivative instruments are carried at their fair values and other financial liabilities are carried at amortized cost using the effective yield method.

XX. EXPLANATIONS ON ISSUANCE OF SHARE CERTIFICATES:

Transaction costs regarding the issuance of share certificates are at an immaterial level.

The distribution of profit for the period 1 January-31 December 2005, resolved at the General Assembly Meeting, is explained in Note V.b of Section Five.

In the Ordinary General Assembly Meeting held on 27 March 2006, it was decided to increase paid-in capital from YTL 1.800.005 to YTL 2.200.000 using YTL 199.998 from other capital reserves, YTL 117.516 from property and investment sale incomes and YTL 82.481 from extraordinary reserves. The share capital increase was registered on 29 May 2006.

XXI. EXPLANATIONS ON AVALIZED DRAFTS AND ACCEPTANCES:

Avalized drafts and acceptances shown as liabilities against assets are included in the off-balance sheet commitments.

XXII. EXPLANATIONS ON GOVERNMENT GRANTS:

As of 31 December 2006 and 31 December 2005, there is no government grant for the Group.

AKBANK T.A.Ş.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AT 31 DECEMBER 2006 AND 2005
(Amounts expressed in thousands of New Turkish lira ("YTL") unless otherwise stated.)

XXIII. PROFIT RESERVES AND PROFIT APPROPRIATION:

Retained earnings as per the statutory financial statements other than legal reserves are available for distribution, subject to the legal reserve requirement referred to below.

Under the Turkish Commercial Code, the Group is required to create the following legal reserves from appropriations of earnings, which are available for distribution only in the event of liquidation or losses:

a) First legal reserve, appropriated at the rate of 5%, until the total reserve is equal to 20% of issued and fully paid-in share capital.

b) Second legal reserve, appropriated at the rate of at least 10% of distributions in excess of 5% of issued and fully paid-in share capital, without limit.

According to the Turkish Commercial Code, legal reserves can only be used to compensate accumulated losses and cannot be used for other purposes unless they exceed 50% of paid-in capital.

XXIV. EARNINGS PER SHARE:

Earnings per share disclosed in the income statement are calculated by dividing net profit for the year to the weighted average number of shares outstanding during the period concerned.

	Current Period 31 December 2006	Prior Period 31 December 2005
Distributable Net Profit to Common Shares	1.580.145	1.489.668
Average Number of Issued Common Shares (Thousand)	220.000.000	220.000.000
Earnings Per Share (Amounts presented as full YTL)	0,00718	0,00677

In Turkey, companies can increase their share capital by making a pro-rata distribution of shares ("bonus shares") to existing shareholders from retained earnings. For the purpose of earnings per share computations, the weighted average number of shares outstanding during the year has been adjusted in respect of bonus shares issued without a corresponding change in resources by giving them a retroactive effect for the year in which they were issued and for each earlier period.

As of 31 December 2006, the total number of bonus shares issued is 39.999.945.600 (31 December 2005: 30.000.454.400).

Information on purchases of founder's and usufruct shares:

Due to the fact that the existence of 2538 founder's shares and usufruct shares distributed in accordance with article 9F of the Bank's Article's of Association, which reserves the right to receive 10% of the distributable profit of the Bank without any right to vote, conflicts with contemporary corporate governance, and generates pressure on the shares of the Bank; it was resolved in the Shareholders' Extraordinary Meeting, and Founder's and Usufruct Shareholders' Committee which convened on 23 June 2005, to sell the shares at a price of YTL 403.248 per share. The total payment in the amount of YTL 1.023.443 to the founder and usufruct shares was allotted from the extraordinary reserves. As of the preparation date of the financial statements dated 31 December 2006, the founder's and usufruct shareholders sold represent a substantial part of the related shares in the amount of YTL 1.020.620; the remaining YTL 2.823 has been booked under other liabilities to be paid on demand of the founder and usufruct shareholders.

XXV. RELATED PARTIES

For the purpose of these financial statements, shareholders, key management personnel and board members together with their families and companies controlled by/affiliated with them, and associated companies are considered and referred to as related parties in accordance with "Turkish Accounting Standard for Related Parties" ("TAS 24"). The transactions with related parties are disclosed in detail in Note VII of Section Five.

XXVI. CASH AND CASH EQUIVALENT ASSETS:

For the purposes of cash flow statement, cash includes cash effectives, cash in transit, purchased checks and demand deposits including balances with the central bank; and cash equivalents include interbank money market placements and time deposits at banks with original maturity periods of less than three months.

XXVII. RECLASSIFICATIONS

Due to the adjustments made in accordance with the first time adoption of TAS, which are explained in details in Note I.b of this section and where necessary, comparative figures of 31 December 2005 have been reclassified to conform to changes in presentation in the current period.

AKBANK T.A.Ş.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AT 31 DECEMBER 2006 AND 2005
(Amounts expressed in thousands of New Turkish lira ("YTL") unless otherwise stated.)

SECTION FOUR
INFORMATION RELATED TO FINANCIAL POSITION OF THE GROUP

I. EXPLANATIONS ON CAPITAL ADEQUACY RATIO:

a. The Group's and Parent Bank's capital adequacy ratios are 19,82% (31 December 2005: 21,90%) and 20,73% (31 December 2005: 21,43%) respectively. These rates are considerably above the minimum rate specified by the related regulation.

b. For the calculation of the capital adequacy ratio, the Group classifies the risk weighted assets and non-cash loans according to the risk weights defined by the regulations and calculates "Total risk weighed assets" which is the sum of "market risk on securities" and the "Group's currency risk". The following tables present the classifications of "risk weighed assets of the Group and the Parent Bank" and the calculation of "shareholders' equity" for the capital adequacy ratio calculation.

c. Information related to consolidated capital adequacy ratio:

	Risk Weights							
	Parent Bank				Consolidated			
	0%	20%	50%	100%	0%	20%	50%	100%
Amount Subject to Credit Risk								
Balance Sheet Items (Net)	26.184.850	2.114.342	-	28.899.114	26.903.873	2.794.124	-	30.546.562
Cash	517.890	211	-	-	532.492	211	-	-
Matured Marketable Securities	-	-	-	-	-	-	-	-
The Central Bank of the Republic of Turkey	1.331.889	-	-	-	1.331.889	-	-	-
Domestic, Foreign Banks, Foreign Head Offices and Branches	-	2.071.800	-	101.938	-	2.712.454	-	101.938
Interbank Money Market Placements	-	-	-	-	-	-	-	-
Receivables from Reverse Repurchase Transactions	-	-	-	-	9	-	-	-
Reserve Requirements with the Central Bank of the Republic of Turkey	2.649.179	-	-	-	2.649.179	-	-	-
Loans	1.316.591	-	-	26.574.555	1.316.591	-	-	28.522.611
Non-Performing Receivables (Net)	-	-	-	-	-	-	-	-
Lease Receivables	-	-	-	-	-	-	-	483.264
Available-for-sale Financial Assets	12.927.377	-	-	5.594	13.554.249	-	-	57.029
Held-to-maturity Investments	-	-	-	-	-	-	-	-
Receivables From the Disposal of Assets	-	-	-	-	-	-	-	-
Miscellaneous Receivables	-	-	-	93.335	-	-	-	37.765
Interest and Income Accruals	1.124.285	42.331	-	440.619	1.190.395	81.459	-	475.724
Investments in Associates, Subsidiaries	-	-	-	908.102	-	-	-	-
Fixed Assets	-	-	-	697.514	-	-	-	714.094
Other Assets	6.317.639	-	-	77.457	6.329.069	-	-	154.137
Off balance sheet items	27.617	1.340.078	773.165	3.914.284	27.617	1.372.927	779.301	3.576.167
Non-cash loans and commitments	27.617	1.235.464	773.165	3.908.462	27.617	1.159.004	779.301	3.570.345
Derivative Financial Instruments	-	104.614	-	5.822	-	213.923	-	5.822
Non-risk Weighted Accounts	-	-	-	-	-	-	-	-
Total Risk Weighted Assets	**26.212.467**	**3.454.420**	**773.165**	**32.813.398**	**26.931.490**	**4.167.051**	**779.301**	**34.122.729**

(Amounts expressed in thousands of New Turkish lira ("YTL") unless otherwise stated.)

I. EXPLANATIONS ON CAPITAL ADEQUACY RATIO (CONTINUED):

d. Summary information related to consolidated capital adequacy ratio:

	Parent Bank		Consolidated	
	Current Period 31 December 2006	Prior Period 31 December 2005 (*)	Current Period 31 December 2006	Prior Period 31 December 2005 (*)
Amount Subject to Credit Risk ("ASCR")	33.890.865	25.070.853	35.345.790	26.431.123
Amount Subject to Market risk ("ASMR")	1.053.913	2.811.425	1.345.313	3.074.763
Shareholders' Equity	7.243.895	5.973.836	7.271.256	6.462.994
Shareholders' equity (ASCR+ASMR) *100	20,73	21,43	19,82	21,90

(*) As explained in Note I.b of Section Three, figures as of 31 December 2005 include adjustments made in accordance with "TFRS 1".

e. Information about consolidated shareholders' equity items:

	Current Period 31 December 2006	Prior Period 31 December 2005
CORE CAPITAL		
Paid-in capital	2.200.000	1.800.005
Nominal capital	2.200.000	1.800.005
Capital commitments (-)	-	-
Inflation Adjustment to Share Capital	2.201.895	2.401.893
Share Premium	-	-
Share Cancellation Profits	-	-
Legal Reserves	382.801	259.712
First legal reserve (Turkish Commercial Code 466/1)	238.803	165.508
Second legal reserve (Turkish Commercial Code 466/2)	143.998	94.204
Other legal reserves per special legislation	-	-
Status reserves	-	-
Extraordinary reserves	840.720	171.497
Reserves allocated by the General Assembly	816.263	197.302
Retained earnings	-	-
Accumulated loss	-	-
Foreign currency share capital exchange difference	24.457	(25.805)
Inflation Adjustment to Legal Reserves, Status Reserves and Extraordinary Reserves	-	-
Profit	1.586.124	1.489.668
Net Income for the Period	1.580.145	1.489.668
Prior period profit	5.979	-
Provisions for Possible Risks up to 25% of Core Capital (100% for 31 December 2005)	-	47.415
Profit on Disposal of Associates, Subsidiaries and Immovables to be Transferred to Share Capital	-	-
Primary Subordinated Loans up to 15% of Core Capital.	-	-
Uncovered Portion of Loss with Reserves (-)	-	1.191
Net Current Period Loss	-	-
Prior period loss	-	1.191
Leasehold improvements (-)	9.830	2.651
Prepaid expenses (-)	22.513	19.099
Intangible Assets (-)	25.006	-
Deferred Tax Asset Amount Exceeding 10% of Core Capital (-)	-	-
Limit Exceeding Amount Regarding the Third Clause of the Article 56 of the Law (-)	-	-
Consolidation Goodwill (net)	-	-
Total Core Capital	7.154.191	6.147.249

(Amounts expressed in thousands of New Turkish lira ("YTL") unless otherwise stated.)

I. EXPLANATIONS ON CAPITAL ADEQUACY RATIO (CONTINUED):

SUPPLEMENTARY CAPITAL		
General Provisions	193.378	130.735
45% of the Movables Revaluation Fund (100% For 31 December 2005)	-	-
45% of the Immovables Revaluation Fund (100% For 31 December 2005)	-	-
Bonus Shares of Investment in Associates, Subsidiaries and Joint Ventures	-	-
Primary Subordinated Loans That are not Considered in the Calculation of Core Capital	-	-
Secondary Subordinated Loans	-	-
45% Of Marketable Securities Valuation Fund (100% For 31 December 2005)	(58.054)	272.202
From Investments in Associates And Subsidiaries	2.554	55.450
From Available-for-Sale Financial Assets	(60.608)	216.752
Inflation Adjustment to Capital Reserve, Profit Reserve and Prior Years' Income or Loss (Except Inflation Adjustment to Legal Reserves, Status Reserves and Extraordinary Reserves)	-	-
Total Supplementary Capital	**135.324**	**402.937**
TIER III CAPITAL	**-**	**-**
CAPITAL	**7.289.515**	**6.550.186**
DEDUCTIONS FROM THE CAPITAL	**18.259**	**87.192**
Shares in unconsolidated Banks and Financial Institutions	18.259	87.192
The Secondary Subordinated Loans Extended to Banks, Financial Institutions (Domestic or Foreign) or Significant Shareholders of the Bank and the Debt Instruments That Have Primary or Secondary Subordinated Loan Nature Purchased from Them	-	-
Shares of Banks and Financial Institutions that equity method applied but assets and liabilities are not consolidated	-	-
Loans Extended as Contradictory to the Articles 50 And 51 of The Law	-	
Net book value of immovables obtained against Bank's receivables that must be disposed according to article 57 of the Banking Law which could not be disposed although five years have passed since its acquisition date	-	-
Other	-	-
Total Shareholders' Equity	**7.271.256**	**6.462.994**

(*) As explained in Note I.b of Section Three, figures as of 31 December 2005 include adjustments made in accordance with "TFRS 1".

(Amounts expressed in thousands of New Turkish lira ("YTL") unless otherwise stated.)

II. EXPLANATIONS ON CREDIT RISK :

a. Credit risk is the risk that the counterparties may be unable to meet the terms of their agreements. This risk is monitored by reference to credit risk ratings and managed by limiting the aggregate risk to any individual counterparty, group of companies and industry. Credit risks are determined for each individual customer, enterprise, business group and risk groups separately. While determining credit risk, criteria such as the customers' financial strength, commercial capacities, sectors, geographic areas and capital structure are evaluated. Analyses of the financial position of the customers are based on the statements of account and other information in accordance with the related legislation. Previously determined credit limits are constantly revised according to changing conditions. The type and amount of collateral and guarantees to be obtained are specified on a customer basis during the determination of credit limits.

   During loan extensions, limits determined on a customer and product basis are essentially followed up; information on risk and limits information is closely monitored.

b. There are risk control limits set for the market risks and credit risks arise from forward and option agreements and other similar agreements.

c. When necessary, derivative instruments are exercised to control and to offset credit risks that can especially originate from foreign exchange and interest rate fluctuations.

d. Non-cash loans turned into cash loans are included in the same risk group as cash loans which are not collected upon maturity. Credit risk management is applied for all positions involving counterparty risk.

   Rescheduled or restructured loans are followed in their relevant groups until all receivables from the loans are collected. Monitoring also continues until the receivables from the loans are completely collected.

   The Group considers that long-term commitments are more exposed to credit risk than short-term commitments, and points such as defining risk limits for long-term risks and obtaining collateral are treated in a wider extent than short-term risks.

e. The Group's banking activities in foreign countries and credit transactions do not constitute an important risk in terms of the related countries' economic conditions and activities of customers and companies.

   When considered within the financial activities of other financial institutions, the Group as an active participant in the national and international banking market is not exposed to a significant credit risk. As seen in the Group's balance sheet, the ratio of loans under follow-up to total loans is as low as 1,9% (31 December 2005: 1,5%) and a 100% provision has been provided.

f. 1. The proportion of the Parent Bank's top 100 cash loan balances in total cash loans is 24% (31 December 2005: 32%).

   2. The proportion of the Parent Bank's top 100 cash loan balances in total cash loans is 45% (31 December 2005: 63%).

   3. The proportion of the Parent Bank's cash and non-cash loan balances with the first 100 customers comprises of 13% of total cash loans and non-cash loans (31 December 2005: 16%).

g. The Group provided a general provision amounting to YTL 193,378 (31 December 2005: YTL 130.735).

AKBANK T.A.Ş.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AT 31 DECEMBER 2006 AND 2005

(Amounts expressed in thousands of New Turkish lira ("YTL") unless otherwise stated.)

II. EXPLANATIONS ON CREDIT RISK (CONTINUED) :

h. Information according to geographical concentration:

	Assets	Liabilities (***)	Non-cash loans	Capital Expenditures	Net profit
Current Period - 31 December 2006					
Domestic	56.254.433	40.074.451	3.919.241	163.340	1.500.517
European Union Countries	3.284.414	11.387.274	2.628	2.944	21.695
OECD Countries (*)	73.441	1.256.525	-	-	-
Off-shore Banking Regions	2.064	53.734	-	-	57.933
USA, Canada	317.941	217.760	-	-	-
Other Countries	203.331	145.821	7.075	-	-
Subsidiaries, Investments in Associates and Joint Ventures (Net)	18.259	-	-	-	-
Unallocated Assets/Liabilities(**)	-	-	-	-	-
Total	60.153.883	53.135.565	3.928.944	166.284	1.580.145
Prior Period - 31 December 2005					
Domestic	51.504.542	36.195.345	3.523.487	106.018	1.371.328
European Union Countries	2.973.581	10.277.700	4.168	693	22.911
OECD Countries (*)	59.936	1.720.531	-	-	-
Off-shore Banking Regions	31.546	38.070	-	-	95.429
USA, Canada	210.205	283.729	-	-	-
Other Countries	265.052	153.083	4.825	-	-
Subsidiaries, Investments in Associates and Joint Ventures (Net)	22.889	-	-	-	-
Unallocated Assets/Liabilities(**)	-	-	-	-	-
Total	55.067.751	48.668.458	3.532.480	106.711	1.489.668

(*) OECD Countries other than EU countries, USA and Canada
(**) Unallocated assets/liabilities which could not be distributed according to a consistent principal.
(***) Shareholders' Equity is not included.

i. Sectoral concentrations for cash loans:

	Current Period 31 December 2006				Prior Period 31 December 2005			
	YTL	(%)	FC	(%)	YTL	(%)	FC	(%)
Agricultural	447.208	2,26	19.073	0,18	198.470	1,33	14.124	0,18
Farming and Raising Livestock	396.535	2,01	9.511	0,09	161.579	1,09	9.313	0,12
Forestry	50.163	0,25	6.813	0,06	36.177	0,24	4.811	0,06
Fishing	510	0,00	2.749	0,03	714	0,00	-	-
Manufacturing	3.135.387	15,90	4.284.837	40,44	2.474.555	16,63	3.273.107	40,90
Mining	61.468	0,31	25.978	0,25	46.429	0,31	12.346	0,15
Production	3.056.065	15,50	3.552.738	33,53	2.411.816	16,21	3.228.002	40,34
Electric, Gas and Water	17.854	0,09	706.121	6,66	16.310	0,11	32.759	0,41
Construction	401.608	2,04	232.866	2,20	289.203	1,94	89.161	1,11
Services	5.582.867	28,31	3.944.068	37,22	4.300.954	28,92	2.364.830	29,56
Wholesale and Retail Trade	3.896.585	19,76	935.435	8,83	2.895.585	19,46	689.818	8,62
Hotel, Food and Beverage Services	234.318	1,19	259.913	2,45	159.007	1,07	47.943	0,60
Transportation and Telecommunication	478.151	2,42	594.626	5,61	352.094	2,37	240.611	3,01
Financial Institutions	352.407	1,79	2.006.140	18,93	622.478	4,18	1.268.191	15,85
Real Estate and Leasing Services	13.471	0,07	38.811	0,37	11.300	0,08	88.827	1,11
Financial Institutions	61.024	0,31	4.342	0,04	50.451	0,34	1.388	0,02
Education Services	51.156	0,26	2	0,00	27.693	0,19	-	-
Health and Social Services	495.755	2,51	104.799	0,99	182.346	1,23	28.052	0,35
Other	10.150.685	51,49	2.114.051	19,96	7.617.254	51,18	2.261.289	28,25
Total	19.717.755	100,00	10.594.895	100,00	14.880.436	100,00	8.002.511	100,00

(Amounts expressed in thousands of New Turkish lira ("YTL") unless otherwise stated.)

III. EXPLANATIONS ON MARKET RISK:

The Group considers currency risk and interest rate risk as the most important components of market risk. The ERC sets critical risk limits for market risk and through close monitoring of the markets and overall economy, such limits are updated as necessary. These limits and implementation of strategies are assigned to various levels of management in order to enhance control effectiveness. The Group's market risk position is calculated and reported to the ERC members daily and weekly. The table below shows how the market risk as of 31 December 2006 is calculated in accordance with Section Three of the "Regulation Regarding Measurement and Evaluation of the Bank's Capital Adequacy Ratio", published in the Official Gazette No.26333 dated 1 November 2006, "Calculation of Market Risk with Standard Method".

a. Information on Market Risk:

	Balance
(I) Capital to be Employed for General Market Risk - Standard Method	58.277
(II) Capital to be Employed for Specific Risk - Standard Method	4.866
(III) Capital to be Employed for Currency Risk - Standard Method	44.482
(IV) Capital to be Employed for Commodity Risk - Standard Method	-
(V) Capital to be Employed for Exchange Risk - Standard Method	-
(VI) Capital to be Employed for Market Risk Due to Options - Standard Method	-
(VII) Total Capital to be Employed for Market Risk for Banks Applying Risk Measurement Model	-
(VIII) Total Capital to be Employed for Market Risk (I+II+III+IV+V+VI)	107.625(*)
(IX) Amount Subject to Market Risk (12,5xVIII) or (12,5xVII)	1.345.313(*)

(*) Of the "Amount subject to market risk", only YTL 107.625 (8% of YTL 1.345.313) is used in the calculation of the market risk related to the capital adequacy ratio which is given in Note II of Section Four. YTL 107.625 is the minimum amount of capital that can mitigate the mentioned risk.

b. Market Risk Table of Calculated Consolidated Market Risk for Three-month Periods:

	Current Period 31 December 2006			Prior Period 31 December 2005		
	Average	Maximum	Minimum	Average	Maximum	Minimum
Interest Rate Risk	115.334	139.821	55.296	149.807	162.428	127.967
Share Certificates Risk	3.895	1.952	7.847	2.036	2.284	1.047
Currency Risk	54.133	80.543	44.482	53.346	81.269	56.838
Commodity Risk	-	-	-	-	-	-
Settlement Risk	-	-	-	-	-	-
Option Risk	-	-	-	-	-	-
Total amount subject to risk	173.362	222.316	107.625	205.189	245.981	185.852

(Amounts expressed in thousands of New Turkish lira ("YTL") unless otherwise stated.)

IV. EXPLANATIONS ON CURRENCY RISK:

The difference between the Group's foreign currency denominated and foreign currency indexed assets and liabilities is defined as the "Net Foreign Currency Position" and is the basis of currency risk. Foreign currency denominated assets and liabilities, together with purchase and sale commitments, give rise to foreign exchange exposure. The Bank keeps the foreign exchange exposure amount within the limits set by the ERC. The Board, taking into account the recommendations by the ERC, sets a limit for the size of a foreign exchange exposure, which is closely monitored by ALCO. Those limits are individually determined and followed for both the net overall foreign currency position and for the foreign exchange exposure. Derivative financial instruments like forward foreign exchange contracts and currency swaps are used as tools for foreign exchange exposure management.

The Parent Bank's foreign exchange bid rates as of the date of the financial statements and for the last five days prior to that date are presented below:

	USD	Euro	Yen
Balance Sheet Evaluation Rate	YTL 1,4150	YTL 1,8638	YTL 1,1897
1. Day bid rate	YTL 1,4050	YTL 1,8438	YTL 1,1837
2. Day bid rate	YTL 1,4000	YTL 1,8427	YTL 1,1802
3. Day bid rate	YTL 1,4050	YTL 1,8436	YTL 1,1813
4. Day bid rate	YTL 1,4050	YTL 1,8439	YTL 1,1821
5. Day bid rate	YTL 1,4050	YTL 1,8538	YTL 1,1874

The simple arithmetic average of the Parent Bank's foreign exchange bid rates for the last thirty days preceding the balance sheet date for major foreign currencies are presented in the table below:

USD : YTL 1,4180
Euro: YTL 1,8643
Yen : YTL 1,2112
As of 31 December 2005;

	USD	Euro	Yen
Balance Sheet Evaluation Rate	YTL 1,3750	YTL 1,6268	YTL 1,1703

Information related to Group's Currency Risk: (Thousand YTL)

The table below summarizes the Group's exposure to foreign currency exchange rate risk, categorized by currency. Foreign currency indexed assets, classified as Turkish lira assets according to the Uniform Chart of Accounts, are considered as foreign currency assets for the calculation of Net Foreign Currency Position. The table below summarizes the Group's exposure to foreign currency exchange rate risk, categorized by currency. Therefore, the difference between the sum of the foreign currency assets in the following table and in the balance sheet is equal to the sum of foreign currency indexed assets. The Group's real position, both in financial and economic terms, is presented in the table below:

(Amounts expressed in thousands of New Turkish lira ("YTL") unless otherwise stated.)

IV. EXPLANATIONS ON CURRENCY RISK (CONTINUED):

	Euro	USD	Yen	Other FC (*)	Total
Current Period - 31 December 2006					
Assets					
Cash Equivalents and Central Bank	2.953.419	97.803	299	11.012	3.062.533
Banks and Other Financial Institutions	423.085	2.026.126	2.480	337.872	2.789.563
Financial Assets at Fair Value through Profit or Loss (Net)	891.564	5.689.920	-	11.781	6.593.265
Interbank Money Market Placements	-	-	-	-	-
Available-for-sale Financial Assets (Net)	602.976	2.861.296	-	-	3.464.272
Loans	4.344.057	6.658.540	386	75.472	11.078.455
Investments in Associates, Subsidiaries and Joint Ventures	34	-	-	-	34
Held-to-maturity Investments (Net)	-	-	-	-	-
Hedging Derivative Financial Assets	-	-	-	-	-
Tangible Assets (Net)	2.517	3.025	-	655	6.197
Intangible Assets (Net)	140	-	-	-	140
Other Assets	155.971	201.549	129	4.043	361.692
Total assets	9.373.763	17.538.259	3.294	440.835	27.356.151
Liabilities					
Bank Deposits	67.367	462.748	2	10.262	540.379
Foreign Currency Deposits	6.635.105	8.689.549	3.818	894.203	16.222.675
Funds from Interbank Money Market	317.174	-	-	-	317.174
Borrowings	1.597.135	8.147.907	-	35.110	9.780.152
Issued Marketable Securities (Net)	-	-	-	-	-
Miscellaneous Payables	11.513	11.955	9	3.969	27.446
Hedging Derivative Financial Liabilities	-	-	-	-	-
Other Liabilities	99.345	143.427	544	12.529	255.845
Total Liabilities	8.727.639	17.455.586	4.373	956.073	27.143.671
Net on Balance Sheet Position	646.124	82.673	(1.079)	(515.238)	212.480
Net off Balance Sheet Position (**)	(636.418)	(1.730)	559	616.368	(21.221)
Financial Derivative Assets	2.543.113	2.035.411	36.515	1.116.559	5.731.598
Financial Derivative Liabilities	3.179.531	2.037.141	35.956	500.191	5.752.819
Non-cash Loans	669.487	1.034.913	80.181	35.994	1.820.575
Prior Period - 31 December 2005					
Total Assets	7.192.837	16.676.306	36.579	342.370	24.248.092
Total Liabilities	7.271.125	15.909.694	12.565	941.025	24.134.409
Net on-balance Sheet Position	(78.288)	766.612	24.014	(598.655)	113.683
Net off-balance Sheet Position (**)	125.852	(744.413)	(31.796)	657.137	6.780
Financial derivative assets	1.927.262	1.608.200	58.468	1.048.426	4.642.356
Financial derivative liabilities	1.801.410	2.352.613	90.264	391.289	4.635.576
Non-cash Loans	703.485	1.136.761	56.792	21.212	1.918.250

(*) Of the "other FC" total assets amounting to YTL 440.835 (31 December 2005: YTL 342.370), YTL 402.668 is in English pounds (31 December 2005: TL 330.074), and YTL 18.231 in Swiss francs (31 December 2005: YTL 6.055). Of the total liabilities amounting to YTL 956.073 (31 December 2005: YTL 941.025) YTL 791.004 is in English pounds (31 December 2005: YTL 789.147) and YTL 50.247 is in Swiss francs (31 December 2005: YTL 59.497)

(**) Presents the net balance of receivables and payables from derivative transactions.

(Amounts expressed in thousands of New Turkish lira ("YTL") unless otherwise stated.)

V. EXPLANATIONS ON INTEREST RATE RISK:

"Interest Rate Risk" can be defined as the impact of interest rate changes on interest-sensitive assets and liabilities of the Group. The ERC sets limits for the interest rate sensitivity of assets and liabilities and the sensitivity is closely monitored and reported weekly. In the case of high market fluctuations, daily reporting and analyses on transaction bases are made.

The Group manages the interest rate risk on a portfolio basis and tries to minimize the risk effect on the profitability, financial exposure and cash flows by applying different strategies. Basic methods such as using fixed or floating interest rates for different portfolios and maturities, setting the fixed margin in floating rates, varying the rates for the short- or long-term positions are applied actively.

a. Interest rate sensitivity of assets, liabilities and off-balance sheet items based on repricing dates:

	Up to 1 Month	1 - 3 Months	3 - 6 Months	6 - 12 Months	3 - 6 Months	Non-Interest Bearing	Total
Current Period - 31 December 2006							
Assets							
Cash Equivalents and Central Bank	2.692.777	-	-	-	-	1.864.592	4.557.369
Banks and Other Financial Institutions	2.492.109	71.637	32	-	-	256.787	2.820.565
Financial Assets at Fair Value Through Profit or Loss (Net)	45.983	2.221.491	4.164.362	24.326	200.357	47.765	6.704.284
Interbank Money Market Placements	9	-	-	-	-	-	9
Available-for-sale Financial Assets (Net)	1.262.363	4.438.133	3.045.370	2.290.726	3.459.070	5.647	14.501.309
Loans	11.954.920	4.867.672	4.892.628	3.804.719	4.792.711	-	30.312.650
Held-to-maturity Investments (Net)	-	-	-	-	-	-	-
Other Assets	69.124	34.446	50.939	96.604	264.832	908.036	1.423.981
Total Assets	**18.517.285**	**11.633.379**	**12.153.331**	**6.216.375**	**8.716.970**	**3.082.827**	**60.320.167**
Liabilities							
Bank Deposits	1.264.872	370.212	1.307	7.063	-	105.899	1.749.353
Other deposits	20.381.645	5.698.937	939.161	908.114	185.544	6.095.967	34.209.368
Funds from Interbank Money Market	5.005.121	71.903	87.116	40.756	74.396	-	5.279.292
Miscellaneous Payables	-	-	-	-	-	797.639	797.639
Issued Marketable Securities (Net)	-	-	-	-	-	-	-
Borrowings	1.889.418	6.564.008	595.324	811.362	78.682	-	9.938.794
Other Liabilities (*)	30.163	25.904	25.699	33.809	54.362	8.175.784	8.345.721
Total Liabilities	**28.571.219**	**12.730.964**	**1.648.607**	**1.801.104**	**392.984**	**15.175.289**	**60.320.167**
Balance Sheet Long Position	-	-	10.504.724	4.415.271	8.323.986	-	23.243.981
Balance Sheet Short Position	(10.053.934)	(1.097.585)	-	-	-	(12.092.462)	(23.243.981)
Off-balance Sheet Long Position	1.513.737	642.941	60.268	-	-	-	2.216.946
Off-balance Sheet Short Position	-	-	-	(290.178)	(1.928.625)	-	(2.218.803)
Total Position	**(8.540.197)**	**(454.644)**	**10.564.992**	**4.125.093**	**6.395.361**	**(12.092.462)**	**(1.857)**

(*) Shareholders' equity is presented under "Other liabilities" item in the "Non-interest bearing"

(Amounts expressed in thousands of New Turkish lira ("YTL") unless otherwise stated.)

V. EXPLANATIONS ON INTEREST RATE RISK (CONTINUED):

	Up to 1 Month	1 - 3 Months	3 - 6 Months	6 - 12 Months	3 - 6 Months	Non-Interest Bearing	Total
Prior Period - 31 December 2005							
Assets							
Cash Equivalents and Central Bank	3.927.451	-	-	-	-	859.559	4.787.010
Banks and Other Financial Institutions	2.251.667	102.273	37.793	82.717	93.670	220.165	2.788.285
Financial Assets at Fair Value through Profit or Loss (Net)	7.966	2.029.344	3.173.169	26.882	1.285.447	18.997	6.541.805
Interbank Money Market Placements	402.515	-	-	-	-	-	402.515
Available-for-sale Financial Assets (Net)	135.771	2.941.484	4.180.461	3.657.296	4.698.733	64.303	15.678.048
Loans	9.503.015	3.757.108	3.464.418	2.690.746	3.467.660	-	22.882.947
Held-to-maturity Investments (Net)	29.899	92.639	524.103	6.879	139.850	-	793.370
Other Assets	38.906	21.133	30.070	55.539	139.750	1.015.084	1.300.482
Total Assets	**16.297.190**	**8.943.981**	**11.410.014**	**6.520.059**	**9.825.110**	**2.178.108**	**55.174.462**
Liabilities							
Bank Deposits	1.777.058	762.632	18.887	2.152	-	99.761	2.660.490
Other Deposits	18.433.802	3.951.662	764.790	1.009.317	149.254	5.277.745	29.586.570
Funds from Interbank Money Market	5.176.095	219.940	-	-	-	-	5.396.035
Miscellaneous Payables	7.041	-	-	197	-	873.788	881.026
Issued Marketable Securities (Net)	-	-	-	-	-	-	-
Borrowings	2.142.336	4.992.055	1.014.393	837.287	43.965	-	9.030.036
Other Liabilities	17.586	26.865	29.697	10.711	48.053	7.487.393	7.620.305
Total Liabilities	**27.553.918**	**9.953.154**	**1.827.767**	**1.859.664**	**241.272**	**13.738.687**	**55.174.462**
Balance Sheet Long Position	-	-	9.582.247	4.660.395	9.583.838	-	23.826.480
Balance Sheet Short Position	(11.256.728)	(1.009.173)	-	-	-	(11.560.579)	(23.826.480)
Off-balance Sheet Long Position	-	-	-	-	-	-	-
Off-balance Sheet Short Position	(2.471)	(8.278)	(30.371)	(4.754)	(1.815)	-	(47.689)
Total Position	**(11.259.199)**	**(1.017.451)**	**9.551.876**	**4.655.641**	**9.582.023**	**(11.560.579)**	**(47.689)**

b. Effective average interest rates for monetary financial instruments %:

Average interest rates in the above tables are the weighted average rates of the related balance sheet items.

Current Period - 31 December 2006	**Euro**	**USD**	**Yen**	**YTL**
Assets	**%**	**%**	**%**	**%**
Cash Equivalents and Central Bank	1,73	2,52	-	13,12
Banks and Other Financial Institutions	3,39	5,24	-	18,45
Financial Assets at Fair Value through Profit or Loss (Net)	5,35	6,93	-	17,85
Interbank Money Market Placements	-	-	-	17,90
Available-for-sale Financial Assets (Net)	4,94	7,31	-	18,20
Loans	5,06	7,10	4,12	22,23
Held-to-maturity Investments (Net)	-	-	-	-
Liabilities				
Bank Deposits	3,65	5,50	-	18,98
Other Deposits	2,63	4,31	0,02	15,47
Funds From Interbank Money Market	3,65	-	-	18,22
Miscellaneous Payables	-	-	-	-
Issued Marketable Securities (Net)	-	-	-	-
Borrowings	4,11	6,14	-	15,65

(Amounts expressed in thousands of New Turkish lira ("YTL") unless otherwise stated.)

V. EXPLANATIONS ON INTEREST RATE RISK (CONTINUED):

Prior Period - 31 December 2005	Euro	USD	Yen	YTL
Assets	%	%	%	%
Cash Equivalents and Central Bank	1,14	2,03	-	10,25
Banks and Other Financial Institutions	2.37	4.31	-	15.07
Financial Assets at Fair Value through Profit or Loss (Net)	5,05	6,26	-	14.47
Interbank Money Market Placements	-	-	-	13.76
Available-for-sale Financial Assets (Net)	5,76	7,37	-	18,43
Loans	3,10	6,15	4,12	20,90
Held-to-maturity Investments (Net)	4,39	13,11	7,18	17,33
Liabilities				
Bank Deposits	3,06	4,57	-	15,15
Other Deposits	2,01	3,31	0,01	13,72
Funds From Interbank Money Market	2,39	4,14	-	14,99
Miscellaneous Payables	-	-	-	-
Issued Marketable Securities (Net)	-	-	-	-
Borrowings	2,73	5,15	-	12,72

VI. EXPLANATIONS ON LIQUIDITY RISK:

Liquidity risk arises from the mismatching of maturities of assets and liabilities. The Group balances maturities of the related assets and liabilities according to specific criteria and keeps the mismatching of maturities under control. A major objective of the Group's asset and liability management is to ensure that sufficient liquidity is available to meet the Group's commitments to customers and to satisfy the Bank's own liquidity needs. For this objective, the Bank holds a sufficient amount of short-term funds. The Group also analyses its liquidity risk on a daily and transaction basis, if there are significant market fluctuations.

The most important funding resources of the Group are the shareholders' equity, the diversified and steady deposit base and the long-term funds borrowed from international institutions which are mainly placed in interest earning assets. In spite of a substantial portion of deposits from individuals being short-term, deposits are diversified by number and type, and the maturities of a large portion of deposits are renewed, which indicates that these deposits will provide a long-term and stable source of funding for the Bank.

AKBANK T.A.Ş.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AT 31 DECEMBER 2006 AND 2005
(Amounts expressed in thousands of New Turkish lira ("YTL") unless otherwise stated.)

VI. LIQUIDITY RISK (CONTINUED):

Breakdown of assets and liabilities according to their outstanding maturities:

	Demand	Up to 1 Month	1 - 3 Months	3 - 6 Months	6 - 12 Months	1 Year and Over	Unallocated (*)	Total
Current Period - 31 December 2006								
Assets								
Cash Equivalents and Central Bank	4.513.771	43.598	-	-	-	-	-	4.557.369
Due From Banks and Other Financial Institutions	256.787	2.492.109	71.637	32	-	-	-	2.820.565
Financial Assets at Fair Value through Profit or Loss (Net)	47.765	33.588	28.670	896.350	71.301	5.626.610	-	6.704.284
Interbank Money Market Placements	-	9	-	-	-	-	-	9
Available-for-sale Financial Assets (Net)	5.647	118.602	1.942.625	1.623.838	3.608.467	7.202.130	-	14.501.309
Loans	-	6.588.227	6.442.667	2.855.882	4.720.255	9.705.619	-	30.312.650
Held-to-maturity Investments:	-	-	-	-	-	-	-	-
Other Assets	69.641	138.402	34.446	50.939	96.604	266.760	767.189	1.423.981
Total Assets	4.893.611	9.414.535	8.520.045	5.427.041	8.496.627	22.801.119	767.189	60.320.167
Liabilities								
Bank Deposits	105.899	1.264.872	370.212	1.307	7.063	-	-	1.749.353
Other Deposits	6.095.967	20.381.645	5.698.937	939.161	908.114	185.544	-	34.209.368
Borrowings	-	450.652	267.557	438.496	2.456.474	6.325.615	-	9.938.794
Funds from Interbank Money Market	-	4.959.301	41.301	87.116	-	191.574	-	5.279.292
Issued Marketable Securities (Net)	-	-	-	-	-	-	-	-
Miscellaneous Payables	-	552.192	245.447	-	-	-	-	797.639
Other Liabilities (**)	-	371.932	238.954	165.252	37.082	347.899	7.184.602	8.345.721
Total Liabilities	6.201.866	27.980.594	6.862.408	1.631.332	3.408.733	7.050.632	7.184.602	60.320.167
Net Liquidity Gap	(1.308.255)	(18.566.059)	1.657.637	3.795.709	5.087.894	15.750.487	(6.417.413)	-
Prior Period - 31 December 2005								
Total Assets	5.210.107	8.001.473	2.910.256	6.498.575	9.742.761	22.015.310	795.980	55.174.462
Total Liabilities	5.497.286	27.762.267	6.267.548	1.957.548	3.802.635	3.381.174	6.506.004	55.174.462
Net Liquidity Gap	(287.179)	(19.760.794)	(3.357.292)	4.541.027	5.940.126	18.634.136	(5.710.024)	-

(*) Assets that are necessary for banking activities and that cannot be liquidated in the short-term, such as fixed and intangible assets, investments, subsidiaries, stationery, pre-paid expenses and loans under follow-up, are classified in this column.

(**) Shareholders' Equity is presented under "Other Liabilities" item in the "Unallocated" column.

(Amounts expressed in thousands of New Turkish lira ("YTL") unless otherwise stated.)

VII. INFORMATION REGARDING THE PRESENTATION OF FINANCIAL ASSETS AND LIABILITIES AT THEIR FAIR VALUES

The fair values of held-to-maturity assets are determined based on market prices or when this price is not available, based on market prices quoted for other securities subject to the same redemption qualifications in terms of interest, maturity and other similar conditions.

The expected fair value of the demand deposits represents the amount to be paid upon request. The fair value of the overnight deposits represents the carrying value. The expected fair value of the fixed rate deposits is determined by calculating the discounted cash flow using the market interest rates of similar liabilities and loans.

The fair value of marketable securities issued is calculated according to broker price quotations and if these are not available, amounts derived from discounted cash flow models.

The expected fair value of loans and receivables are determined by calculating the discounted cash flows using the current market interest rates for the fixed loans with fixed interest rates. For the loans with floating interest rates, it is assumed that the carrying value reflects the fair value.

The following table summarizes the carrying values and fair values of financial assets and liabilities. The carrying value represents the acquisition costs and accumulated interest accruals of corresponding financial assets or liabilities.

	Carrying Value		Fair Value	
	Current Period	Prior Period	Current Period	Prior Period
	31 December 2006	31 December 2005	31 December 2006	31 December 2005
Financial Assets	**47.634.533**	**42.545.165**	**47.370.043**	**42.875.112**
Interbank Money Market Placements	9	402.515	9	402.515
Banks and Other Financial Institutions	2.820.565	2.788.285	2.820.565	2.788.285
Available-for-sale Financial Assets (Net)	14.501.309	15.678.048	14.501.309	15.678.048
Held-to-Maturity Investments (Net)	-	793.370	-	793.370
Loans	30.312.650	22.882.947	30.048.160	23.212.894
Financial Liabilities	**46.695.154**	**42.158.122**	**46.692.769**	**42.173.956**
Bank Deposits	1.749.353	2.660.490	1.749.353	2.660.490
Other Deposits	34.209.368	29.586.570	34.206.983	29.602.404
Borrowings	9.938.794	9.030.036	9.938.794	9.030.036
Issued Marketable Securities (Net)	-	-	-	-
Miscellaneous Payables	797.639	881.026	797.639	881.026

VIII. INFORMATION REGARDING THE ACTIVITIES CARRIED OUT ON BEHALF AND ACCOUNT OF OTHER PERSONS :

The Bank carries out trading, custody, management and consulting services on behalf of customers and on their account. The Bank has no trust transactions.

(Amounts expressed in thousands of New Turkish lira ("YTL") unless otherwise stated.)

SECTION FIVE
INFORMATION AND DISCLOSURES RELATED TO CONSOLIDATED FINANCIAL STATEMENTS

I. EXPLANATIONS AND NOTES RELATED TO CONSOLIDATED ASSETS

a. Information related to cash equivalents and the account of The Central Bank of the Republic of Turkey (the "CBRT"):

1. Information on cash equivalents and the account of the CBRT:

	Current Period 31 December 2006		Prior Period 31 December 2005	
	YTL	FC	YTL	FC
Cash/Foreign Currency	318.532	213.415	232.058	167.008
The CBRT	1.175.759	2.848.907	2.746.104	1.637.204
Other	545	211	3.978	658
Total	**1.494.836**	**3.062.533**	**2.982.140**	**1.804.870**

2. Information related to the account of the CBRT:

	Current Period 31 December 2006		Prior Period 31 December 2005	
	YTL	FC	YTL	FC
Demand Unrestricted Account	4.180	1.327.709	9.610	446.247
Time Unrestricted Account	-	-	-	-
Time Restricted Account	-	-	-	-
Reserve Requirement	1.171.579	1.521.198	2.736.494	1.190.957
Total	1.175.759	2.848.907	2.746.104	1.637.204

3. Explanation on reserve requirements:

In accordance with "Communiqué Regarding the Reserve Requirements" No. 2005/1 issued by the CBRT, banks operating in Turkey are required to place reserves in the CBRT with a rate of 6% for their YTL liabilities and 11% for USD and/or EUR for their foreign currency liabilities. The CBRT makes quarterly interest payments over the reserve requirements based on the interest rates set. As of 31 December 2006 the corresponding interest rates are for YTL, USD and EUR reserves are 13,12%, 2,52% and 1,73%, respectively.

b. Information on financial assets at fair value through profit or loss:

1. As of 31 December 2006, financial assets at fair value through profit or loss subject to repo transactions amount to YTL 393 (31 December 2005: YTL 243.094); and those given as collateral/blocked amount to YTL 957.320 (31 December 2005: YTL 589.041).

AKBANK T.A.Ş.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AT 31 DECEMBER 2006 AND 2005
(Amounts expressed in thousands of New Turkish lira ("YTL") unless otherwise stated.)

I. EXPLANATIONS AND NOTES RELATED TO CONSOLIDATED ASSETS (CONTINUED):

2. Positive differences table related to trading derivative financial assets:

	Current Period 31 December 2006		Prior Period 31 December 2005	
	YTL	FC	YTL	FC
Forward Transactions	11.570	23.206	-	497
Swap Transactions	6.346	45.666	265	7.376
Futures Transactions	8.544	33	-	-
Options	-	-	-	-
Other	458	-	-	-
Total	**26.918**	**68.905**	**265**	**7.873**

c. Information on banks and other financial institutions:

1. Information on banks and other financial institutions:

	Current Period 31 December 2006		Prior Period 31 December 2005	
	YTL	FC	YTL	FC
Banks	31.002	2.789.563	273.883	2.514.402
Domestic	1.433	140.687	246.929	133.954
Foreign	29.569	2.648.876	26.954	2.380.448
Headquarters and Branches Abroad	-	-	-	-
Other Financial Institutions	-	-	-	-
Total	31.002	2.789.563	273.883	2.514.402

2. Information on foreign banks account:

	Unrestricted Amount		Restricted Amount (**)	
	Current Period 31 December 2006	Prior Period 31 December 2005	Current Period 31 December 2006	Prior Period 31 December 2005
European Union Countries	2.370.044	2.079.508	-	67.092
USA, Canada	133.622	159.410	100.088	2.590
OECD Countries (*)	72.836	21.512	-	-
Off-shore Banking Regions	-	8.158	-	-
Other	1.855	69.132	-	-
Total	**2.578.357**	**2.337.720**	**100.088**	**69.682**

(*) OECD Countries except EU countries, ABD and Canada
(**) The restricted amounts are the time deposits held in accordance with the agreements of securitization borrowings.

d. Information on available-for-sale financial assets, net values:

1. As of 31 December 2006, available-for-sale financial assets subject to repurchase agreements amount to YTL 5.415.093 (31 December 2005: YTL 5.144.796); and those given as collateral/blocked amount to YTL 485.658 (31 December 2005: YTL 1.573.830).

(Amounts expressed in thousands of New Turkish lira ("YTL") unless otherwise stated.)

I. EXPLANATIONS AND NOTES RELATED TO CONSOLIDATED ASSETS (CONTINUED):

2. Information on available-for-sale financial assets :

	Current Period 31 December 2006	Prior Period 31 December 2005
Debt Securities	14.495.662	15.613.745
Quoted to Stock Exchange	14.495.662	15.110.204
Not Quoted (*)	-	503.541
Share Certificates	5.647	66.591
Quoted to Stock Exchange	-	60.416
Not Quoted	5.647	6.175
Impairment Provision (-)	-	(2.288)
Total	14.501.309	15.678.048

(*) "Not quoted" refers to debt securities that are not traded as at the balance sheet date, although quoted on the stock exchange.

e. Information related to loans:

1. Information on all types of loans and advances given to shareholders and employees of the Group:

	Current Period 31 December 2006		Prior Period 31 December 2005	
	Cash	Non-cash Loans	Cash	Non-cash Loans
Direct Loans Granted to Shareholders	82.086	19.158	-	31.179
Corporate Shareholders	82.086	19.158	-	31.179
Real Person Shareholders	-	-	-	-
Indirect Loans Granted to Shareholders	651.370	339.517	790.935	343.450
Loans Granted to Employees	27.396	-	19.074	-
Total	760.852	358.675	810.009	374.629

AKBANK T.A.Ş.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AT 31 DECEMBER 2006 AND 2005
(Amounts expressed in thousands of New Turkish lira ("YTL") unless otherwise stated.)

I. EXPLANATIONS AND NOTES RELATED TO CONSOLIDATED ASSETS (CONTINUED):

2. Information on the first and second group loans and other receivables including loans that have been restructured or rescheduled:

	Standard Loans and Other Receivables		Loans and Other Receivables under Close Monitoring	
	Loans and Other Receivables	Restructured or Rescheduled	Loans and Other Receivables	Restructured or Rescheduled
Non-specialized Loans	28.799.579	-	1.039.535	88
Discount And Purchase Notes	403.583	-	-	-
Export Loans	2.389.953	-	25.402	-
Import Loans	48.629	-	-	-
Loans Granted to Financial Sector	1.529.607	-	-	-
Foreign Loans	550.762	-	-	-
Consumer Loans (Including Overdraft Loans)	5.727.632	-	323.485	-
Credit Cards	2.917.508	-	208.433	-
Precious Metal Loans	4.893	-	-	-
Other	15.227.012	-	482.215	88
Specialized Loans	-	-	-	-
Other Receivables	-	-	-	-
Interest and Income Accruals	457.832	-	15.616	-
Total	29.257.411	-	1.055.151	88

3. Loans according to their maturity structure:

	Standard Loans and Other Receivables		Loans and Other Receivables under Close Monitoring	
	Loans and Other Receivables	Restructured or Rescheduled	Loans and Other Receivables	Restructured or Rescheduled
Short-term Loans and Other Receivables	12.244.948	-	1.039.535	88
Non-specialized Loans	12.244.948	-	1.039.535	88
Specialized Loans	-	-	-	-
Other Receivables	-	-	-	-
Medium- and Long-term				
Loans and Other Receivables	16.554.631	-	-	-
Non-specialized Loans (*)	16.554.631	-	-	-
Specialized Loans	-	-	-	-
Other Receivables	-	-	-	-
Interest and Income Accruals	457.832	-	15.616	-

(*) Loans extended with a maturity over a year are classified as medium- and long-term loans. As the time goes on, the maturity gets shorter and as of 31 December 2006, the average maturity of total loans is 426 days, longer than a year.

(Amounts expressed in thousands of New Turkish lira ("YTL") unless otherwise stated.)

I. EXPLANATIONS AND NOTES RELATED TO CONSOLIDATED ASSETS (CONTINUED):

4. Information on consumer loans, personal credit cards, personnel loans and personnel credit cards:

	Short-term	Medium- and Long- term	Interest and Income Accruals	Total
Consumer Loans- YTL	207.151	5.574.294	57.880	5.839.325
Mortgage Loans	575	2.818.188	22.475	2.841.238
Automotive Loans	29.403	1.242.570	15.299	1.287.272
Consumer Loans	177.173	1.513.536	20.106	1.710.815
Other	-	-	-	-
Consumer Loans- Indexed to FC	3.007	126.084	562	129.653
Mortgage Loans	1.293	117.427	517	119.237
Automotive Loans	229	6.202	28	6.459
Consumer Loans	1.485	2.455	17	3.957
Other	-	-	-	-
Consumer Loans- FC	-	-	-	-
Mortgage Loans	-	-	-	-
Automotive Loans	-	-	-	-
Consumer Loans	-	-	-	-
Other	-	-	-	-
Consumer Credit Cards- YTL	2.787.053	270.692	48.943	3.106.688
With Installment	887.308	270.692	18.535	1.176.535
Without Installment	1.899.745	-	30.408	1.930.153
Consumer Credit Cards- FC	1.720	-	23	1.743
With Installment	-	-	-	-
Without Installment	1.720	-	23	1.743
Personnel Loans- YTL	2.481	11.825	175	14.481
Mortgage Loans	69	797	10	876
Automotive Loans	2	1.297	13	1.312
Consumer Loans	2.410	9.731	152	12.293
Other	-	-	-	-
Personnel Loans- Indexed to FC	-	540	2	542
Mortgage Loans	-	494	2	496
Automotive Loans	-	46	-	46
Consumer Loans	-	-	-	-
Other	-	-	-	-
Personnel Loans- FC	-	-	-	-
Mortgage Loans	-	-	-	-
Automotive Loans	-	-	-	-
Consumer Loans	-	-	-	-
Other	-	-	-	-
Personnel Credit Cards- YTL	11.417	761	195	12.373
With Installment	4.342	761	82	5.185
Without Installment	7.075	-	113	7.188
Personnel Credit Cards- FC	-	-	-	-
With Installment	-	-	-	-
Without Installment	-	-	-	-
Credit Deposit Account- YTL (Real Person)	125.735	-	-	125.735
Credit Deposit Account- FC (Real Person)	-	-	-	-
Total Consumer Loans	**3.138.564**	**5.984.196**	**107.780**	**9.230.540**

AKBANK T.A.Ş.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AT 31 DECEMBER 2006 AND 2005
(Amounts expressed in thousands of New Turkish lira ("YTL") unless otherwise stated.)

I. EXPLANATIONS AND NOTES RELATED TO CONSOLIDATED ASSETS (CONTINUED):

5. Information on commercial installment loans and corporate credit cards:

	Short-term	Medium- and Long- term	Interest and Income Accruals	Total
Commercial Installment Loans- YTL	601.694	2.765.385	39.446	3.406.525
Mortgage Loans	878	523.973	3.921	528.772
Automotive Loans	29.083	1.225.792	13.495	1.268.370
Consumer Loans	569.274	941.100	18.446	1.528.820
Other	2.459	74.520	3.584	80.563
FC Indexed Commercial Installment Loans	26.352	115.493	761	142.606
Mortgage Loans	-	33.310	112	33.422
Automotive Loans	363	56.546	229	57.138
Consumer Loans	12.556	9.448	235	22.239
Other	13.433	16.189	185	29.807
Commercial Installment Loans- FC	1.426	8.869	41	10.336
Mortgage Loans	-	-	-	-
Automotive loans	-	4.119	-	4.119
Consumer Loans	-	-	-	-
Other	1.426	4.750	41	6.217
Corporate Credit Cards- YTL	54.298	-	869	55.167
With Installment	-	-	-	-
Without Installment	54.298	-	869	55.167
Corporate Credit Cards- FC	-	-	-	-
With Installment	-	-	-	-
Without Installment	-	-	-	-
Credited Deposit Account- YTL (Legal Person)	411.250	-	-	411.250
Credited Deposit Account- FC (Legal Person)	-	-	-	-
Total	**1.095.020**	**2.889.747**	**41.117**	**4.025.884**

6. Loans according to types of borrowers:

	Current Period 31 December 2006	Prior Period 31 December 2005
Public	1.236.480	1.515.395
Private	29.076.170	21.367.552
Total	**30.312.650**	**22.882.947**

7. Distribution of domestic and foreign loans: Loans are classified according to the locations of the customers.

	Current Period 31 December 2006	Prior Period 31 December 2005
Domestic Loans	29.745.674	22.217.069
Foreign Loans	566.976	665.878
Total	**30.312.650**	**22.882.947**

8. Loans granted to investments in associates and subsidiaries: None.

(Amounts expressed in thousands of New Turkish lira ("YTL") unless otherwise stated.)

I. EXPLANATIONS AND NOTES RELATED TO CONSOLIDATED ASSETS (CONTINUED):

9. Specific provisions accounted for loans:

	Current Period 31 December 2006	Prior Period 31 December 2005
Loans and Receivables with Limited Collectibility	177.806	70.574
Loans and Receivables with Doubtful Collectibility	76.053	53.757
Uncollectible Loans and Receivables	341.945	234.782
Total	595.804	359.113

10. Information on non-performing loans (Net):

10(i). Information on non-performing loans restructured or rescheduled and other receivables: None.

	III. Group Loans and Other Receivables with Limited Collectibility	IV. Group Loans and Other Receivables with Doubtful Collectibility	V. Group Uncollectible Loans and Other Receivables
Current Period 31 December 2006			
(Gross Amounts Before Specific Provisions)	-	-	88
Restructured Loans and Other Receivables	-	-	-
Rescheduled Loans and Other Receivables	-	-	88
Prior Period: 31 December 2005			
(Gross Amounts Before Specific Provisions)	-	-	7.346
Restructured Loans and Other Receivables	-	-	-
Rescheduled Loans and Other Receivables	-	-	7.346

10(ii). Information on the movement of total non-performing loans:

	III. Group Loans and Other Receivables with Limited Collectibility	IV. Group Loans and Other Receivables with Doubtful Collectibility	V. Group Uncollectible Loans and Other Receivables
Prior Period End Balance: 31 December 2005	70.574	53.757	234.782
Additions (+)	493.770	7.238	5.913
Transfers from Other Categories of Non-performing Loans (+)	-	322.189	273.084
Transfers to Other Categories of Non-Performing Loans (-)	322.189	273.084	-
Collections (-)	63.724	33.878	123.865
Net FC Differences from Subsidiaries Abroad	131	-	-
Write-offs (-)	756	169	47.969
Balance at the End of the Period	177.806	76.053	341.945
Specific Provisions (-)	177.806	76.053	341.945
Net Balance on Balance Sheet Date	-	-	-

(Amounts expressed in thousands of New Turkish lira ("YTL") unless otherwise stated.)

I. EXPLANATIONS AND NOTES RELATED TO CONSOLIDATED ASSETS (CONTINUED):

10(iii).Information on non-performing loans granted as foreign currency loans:

	III. Group Loans and Other Receivables with Limited Collectibility	IV. Group Loans and Other Receivables with Doubtful Collectibility	V. Group Uncollectible Loans and Other Receivables
Current Period 31 December 2006			
Balance at the End of the Period	6.035	6.211	19.252
Specific Provisions (-)	6.035	6.211	19.252
Net Balance on-Balance Sheet	-	-	-
Prior Period: 31 December 2005			
Balance at the End of the Period	4.553	168	18.200
Specific Provisions (-)	4.553	168	18.200
Net Balance on Balance Sheet	-	-	-

11. The policy followed-up for the collection of uncollectible loans and other receivables:

The aim is to liquidate uncollectible loans and other receivables through the collection of collaterals and other legal procedures.

f. **Held-to-maturity investments:**

1. Information on government debt securities held-to-maturity:

	Current Period 31 December 2006	Prior Period 31 December 2005
Government Bonds	-	669.923
Treasury Bills	-	-
Other Public Debt Securities	-	-
Total	-	**669.923**

2. Information on investment securities held-to-maturity:

	Current Period 31 December 2006	Prior Period 31 December 2005
Debt Securities	-	793.370
Quoted to Stock Exchange	-	306.662
Not Quoted (*)	-	486.708
Impairment Provision (-)	-	-
Total	-	**793.370**

(*) "Not quoted" refers to the debt securities that are not traded on the balance sheet date, although quoted on the stock exchange.

(Amounts expressed in thousands of New Turkish lira ("YTL") unless otherwise stated.)

I. EXPLANATIONS AND NOTES RELATED TO CONSOLIDATED ASSETS (CONTINUED):

3. The movement of investment securities held-to-maturity:

	Current Period 31 December 2006	Prior Period 31 December 2005
Beginning balance	793.370	486.493
Foreign currency differences on monetary assets	18.546	-
Purchases during year (*)	50.274	306.877
Disposals through sales and redemptions	(862.190)	-
Impairment provision (-)	-	-
Period End Balance	-	793.370

(*) The amount stated as "Purchases during year" as of 31 December 2005 results from the securities added to the consolidated portfolio as a consequence of consolidation of Sabancı Bank plc. and Ak Finansal Kiralama A.Ş..

Collateral/blocked amount in held-to-maturity investments as of 31 December 2006 amounts to YTL(-) (31 December 2005: YTL 486.493). No repurchase agreements exist.

g. Information on investments in associates (Net):

1. Information on non-consolidated investments in associates (Net):

The Bank has no investment in associates as at 31 December 2006.

2. Information on consolidated investments in associates (Net):

2 (i). Information on consolidated investments in associates: None.

2 (ii). Movement schedule for consolidated investments in associates:

	Current Period 31 December 2006	Prior Period 31 December 2005
Balance at the Beginning of the Period	-	223.322
Movements During the Period		
Purchases	-	-
Bonus Shares Obtained	-	-
Dividends from Current Year Income	-	-
Sales (*)	-	(216.941)
Revaluation Increase	-	-
Value Increase/(Decrease)	-	-
Currency Translation Differences Arising from Foreign Investments in Associates	-	(6.381)
Balance at the End of the Period	-	-
Capital Commitments	-	-
Share Percentage at the End of the Period (%)	-	-

(*) The amount stated as "Sales" as of 31 December 2005 results from the purchase of shares of Ak Uluslararası Bankası A.Ş. and Sabancı Bank plc. Thus the share of the Bank in these investments increased and accordingly the transfer of these companies from the investments in associates portfolio to the subsidiaries portfolio.

(Amounts expressed in thousands of New Turkish lira ("YTL") unless otherwise stated.)

I. EXPLANATIONS AND NOTES RELATED TO CONSOLIDATED ASSETS (CONTINUED):

2 (iii).Information on sectors and the carrying amounts of the consolidated investments in associates: None.

2 (iv).Consolidated investments in associates quoted to a stock exchange: None.

h. Information on subsidiaries (Net):

1. Non-consolidated subsidiaries:

1(i). Reasons of being out of consolidation for non-consolidated associates: On grounds of the materiality principle due to their operating results, asset and shareholder equity sizes, they have been left out of the scope of consolidation.

1(ii). Information about non-consolidated subsidiaries:

	Title	Address (City / Country)	Bank's Share Percentage-If Different Voting Percentage(%)	Bank's Risk Group Share Percentage (%)
1	Ak Yatırım Ortaklığı A.Ş.	İstanbul/Turkey	47,26	47,26
2	Ak Portföy Yönetimi A.Ş.	İstanbul/Turkey	99,99	99,99
3	Ak Global Funding B.V.	Rotterdam/Netherlands	100,00	100,00

Main financial figures of non-consolidated subsidiaries, in the order of the above table: The financial figures have been obtained from the financial statements of the related companies, dated 31 December 2006.

	Total Assets	Shareholders' Equity	Total Fixed Assets	Interest Income	Income from Marketable Securities Portfolio	Current Period Profit/ Loss	Prior Period Profit/Loss	Fair Value (*)
1	51.678	50.419	7	1.109	2.494	1.560	15.305	14.633
2	11.543	10.737	477	1.803	187	5.469	4.332	3.592
3	-	-	-	-	-	-	-	34

Operations of Ak Global Funding B.V. have not commenced yet and the Bank's investment in this company is immaterial.

(*) Fair values refer to the market values for the subsidiaries quoted on the stock exchange and acquisition costs after the impairment provision, if any, for the subsidiaries not quoted on a stock exchange and are equal to the amounts carried at the financial statements.

AKBANK T.A.Ş.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AT 31 DECEMBER 2006 AND 2005
(Amounts expressed in thousands of New Turkish lira ("YTL") unless otherwise stated.)

I. EXPLANATIONS AND NOTES RELATED TO CONSOLIDATED ASSETS (CONTINUED):

2. Consolidated subsidiaries:

2(i). Information about consolidated subsidiaries:

	Title	Address (City / Country)	Bank's Share Percentage- If Different Voting Percentage(%)	Other Shareholder Share Percentage (%)	Consolidation Method
1	Ak Finansal Kiralama A.Ş.	İstanbul/Turkey	99,99	0,01	Full Consolidation
2	Ak Yatırım Menkul Değerler A.Ş.	İstanbul/Turkey	99,80	0,20	Full Consolidation
3	Akbank N.V.	Rotterdam/Netherlands	100,00	-	Full Consolidation
4	Sabancı Bank plc.	London/England	65,00	35,00	Full Consolidation
5	Akbank AG	Frankfurt/Germany	100,00	-	Full Consolidation

Main financial figures of consolidated subsidiaries, in the order of the above table:

	Total Assets	Shareholders' Equity	Total Fixed Assets	Interest Income	Income from Marketable Securities Portfolio	Current Period Profit/ Loss	Prior Period Profit/Loss	Fair Value (*)
1	534.160	137.182	410	52.559	2.005	24.613	20.437	121.088
2	146.751	93.128	23.284	12.328	13.594	19.683	14.647	81.360
3	1.628.264	147.031	1.756	64.120	34.572	6.306	4.043	139.785
4	659.792	290.942	655	50.673	10.793	12.409	14.991	193.109
5	1.317.026	378.696	901	85.568	(9.606)	2.980	-	372.760

(*) Represent cost of subsidiaries.

Although not subsidiaries of the Bank, Ak Receivables Corporation and A.R.T.S Ltd. which were established in July 1998 and November 1999 respectively in connection with raising long-term financing, are included in the scope of consolidation as "Special Purpose Entities" due to the 100% control of these entities by the Group.

AKBANK T.A.Ş.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AT 31 DECEMBER 2006 AND 2005
(Amounts expressed in thousands of New Turkish lira ("YTL") unless otherwise stated.)

I. EXPLANATIONS AND NOTES RELATED TO CONSOLIDATED ASSETS (CONTINUED):

2(ii). Movement schedule for consolidated subsidiaries:

	Current Period 31 December 2006	Prior Period 31 December 2005
Balance at the Beginning of the Period	452.368	174.808
Movements During the Period		
Purchases(*)	369.280	347.723
Bonus Shares and Contributions to Capital (**)	63.172	-
Dividends From Current Year Income	-	-
Sales (***)	(26.820)	(175.563)
Revaluation Increase	-	-
Impairment Provision	-	-
Currency Translation Differences arising from Foreign Investments	50.102	(19.411)
Balance at the End of the Period	-	124.811
Capital Commitments	908.102	452.368
Share Percentage at the End of the Period (%)	-	-
Balance at the Beginning of the Period	-	-

(*) The amount stated as "Purchases" as of 31 December 2005 results from the purchase of shares of Ak Uluslararası Bankası A.Ş. and Sabancı Bank plc. The shares of the Bank in these investments increased and accordingly these companies have been transferred from the investments in associates to the subsidiary portfolio. The amount shown as of 31 December 2006 represents the conversion of the Frankfurt Branch to a 100% investment as of 1 September 2006 in the name of Akbank AG with a cost of YTL 369.280.

(**) The amount shown in "Bonus Shares and Contributions to Capital" line as of 31 December 2006 results from the capital increase of Ak Finansal Kiralama A.Ş. as of 28 April 2006 amounting to YTL 23.097 and the remaining YTL 40.075 from the addition into the paid-in capital of Akbank N.V. of the subordinated loan provided to Akbank N.V. amounting YTL 40.075 (EUR 25 million) as at 13 April 2006.

(***) The amount of YTL 26.820 presented in the "Sales" line is the amount resulting from the sale of 73,41% Ak Emeklilik A.Ş.'s shares to Aksigorta A.Ş. on 10 March 2006. As of 31 December 2005, the amount stated in the "Sales" line presents the amount liquidated due to the merger with Ak Uluslararası Bankası A.Ş.

2(iii).Sectoral information on consolidated financial subsidiaries and the related carrying amounts :

Subsidiaries	Current Period 31 December 2006	Prior Period 31 December 2005
Banks	705.654	246.197
Insurance Companies	-	26.820
Factoring Companies	-	-
Leasing Companies	121.088	97.991
Finance Companies	-	-
Other Financial Subsidiaries	81.360	81.360

2(iv). Subsidiaries quoted on a stock exchange: None.

(Amounts expressed in thousands of New Turkish lira ("YTL") unless otherwise stated.)

I. EXPLANATIONS AND NOTES RELATED TO CONSOLIDATED ASSETS (CONTINUED):

2(i). Information on consolidated subsidiaries sold in the current period:

Title	Sale Price	Market or Stock Exchange Value at Sale Date (**)	Cash/Installment Info
Ak Emeklilik A.Ş. (*)	125.000	125.000	Cash

(*) The Bank has sold 73,41% shares of Ak Emeklilik A.Ş. to Aksigorta A.Ş. in an amount of YTL 125.000. The gain resulting from this sale amounting to YTL 98.180 has been recognized under "Other operating income" in the income statement.
(**) This value represents the fair value according to the report prepared by an independent firm on the sale date.

2(vi). Consolidated subsidiaries purchased in the current period:

Title	Purchase Price	Market or Stock Exchange Value at Sale Date	Cash / Installment Info
Akbank A.G. (**)	369.280	369.280	Asset capital

(*) As of 1 September 2006, Frankfurt Branch became the a 100% investment of the Bank as Akbank AG.

i. **Information on finance lease receivables (Net):**

	Current Period 31 December 2006		Prior Period 31 December 2005	
	Gross	Net	Gross	Net
2006	-	-	143.294	121.653
2007	260.848	209.059	95.027	80.866
2008	185.192	159.425	48.492	41.265
2009	91.377	81.734	14.426	12.276
2010	34.183	31.289	2.893	2.462
2011	5.714	5.410	-	-
2012	308	296	-	-
Total	**577.622**	**487.213**	**304.132**	**258.522**

j. **Explanations on property and equipment:**

	Immovables	Other Tangible Fixed Assets	Construction in Progress	Total
Prior Period End: 31 December 2005				
Cost	606.502	587.383	7.928	1.201.813
Accumulated Depreciation (-)	151.421	365.803	-	517.224
Net Book Value	455.081	221.580	7.928	684.589
Current Period End: 31 December 2006				
Net Book Value at the Beginning of the Period	455.081	221.580	7.928	684.589
Additions	46.985	96.589	115	143.689
Effect of Changes in Consolidation Scope	321	4.293	-	4.614
Disposals (-)	9.359	2.233	3.061	14.653
Depreciation (-)	13.627	83.614	-	97.241
Impairment	-	-	-	-
Cost at Period End	640.314	622.588	4.982	1.267.884
Accumulated Depreciation at Period End (-)	161.555	394.559	-	556.114
Closing Net Book Value	478.759	228.029	4.982	711.770

(Amounts expressed in thousands of New Turkish lira ("YTL") unless otherwise stated.)

I. EXPLANATIONS AND NOTES RELATED TO CONSOLIDATED ASSETS (CONTINUED):

	Immovables	Other Tangible Fixed Assets	Construction in Progress	Total
Prior Period End: 31 December 2004				
Cost	607.019	509.315	7.748	1.124.082
Accumulated Depreciation (-)	140.400	305.782	-	446.182
Net Book Value	466.619	203.533	7.748	677.900
Current Period End: 31 December 2005				
Net Book Value at the Beginning of the Period	466.619	203.533	7.748	677.900
Additions	6.443	92.116	180	98.739
Effect of Changes in Consolidation Scope	2.457	6.218	-	8.675
Disposals (-)	8.004	3.583	-	11.587
Depreciation (-)	12.434	76.704	-	89.138
Impairment	-	-	-	-
Cost at Period End	606.502	587.383	7.928	1.201.813
Accumulated Depreciation at Period End (-)	151.421	365.803	-	517.224
Closing Net Book Value	**455.081**	**221.580**	**7.928**	**684.589**

As of 31 December 2006, total impairment amounting to YTL 11.799 for buildings is accounted in the financial statements (31 December 2005: YTL 11.799)

k. Explanations on intangible assets:

1. Cost and accumulated amortization at the beginning and end of the period:

	Current Period 31 December 2006	Prior Period 31 December 2005
Nominal Book Values	101.394	58.653
Accumulated Amortization (-)	66.558	36.305
Net Book Value	**34.836**	**22.348**

2. Reconciliation of movements for the current period and prior period:

	Current Period 31 December 2006	Prior Period 31 December 2005
Cost	58.653	51.590
Accumulated Depreciation	36.305	26.448
Net Book Value	22.348	25.142
Opening Balance	22.348	25.142
Additions	22.595	7.972
Disposals (-)	439	1.257
Depreciation (-)	9.668	9.509
Closing Net Book Value	34.836	22.348

AKBANK T.A.Ş.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AT 31 DECEMBER 2006 AND 2005
(Amounts expressed in thousands of New Turkish lira ("YTL") unless otherwise stated.)

I. EXPLANATIONS AND NOTES RELATED TO CONSOLIDATED ASSETS (CONTINUED):

l. Information on deferred tax asset

The Group's deferred tax asset as of 31 December 2006 amounts to YTL 1.928 (31 December 2005: YTL 1.851)

Deferred tax assets and liabilities, which are accounted for the temporary differences arising between applicable accounting policies and valuation principles and tax legislation in the Bank and in consolidated subsidiaries, are presented as net on an individual entity level. As noted in Note XVII of Section Three, for the purposes of consolidated financial statements deferred taxes arising from different consolidated subsidiaries are presented separately in assets and liabilities. There are no carry forward tax losses that can be used as deductions for the tax calculation for the Group. An explanation about the net deferred tax liability is given in Note II.e-2 of Section Five.

m. Information on assets held for resale:

	Current Period 31 December 2006	Prior Period 31 December 2005
Cost	1.492	1.245
Accumulated Depreciation	75	62
Net Book Value	1.417	1.183
Opening Balance	1.417	1.183
Additions	1.074	414
Disposals (-)	131	155
Depreciation (-)	36	25
Closing Net Book Value	2.324	1.417

n. Information on other assets:

Other assets amount to YTL 167.651 (31 December 2005: YTL 308.866) on the balance sheet and do not exceed 10% of the total assets, excluding the off-balance sheet commitments.

(Amounts expressed in thousands of New Turkish lira ("YTL") unless otherwise stated.)

II. EXPLANATIONS AND NOTES RELATED TO CONSOLIDATED LIABILITIES

a. Information on deposits:

1. Information on maturity structure of the deposits:

There are no seven-day notification and accumulative deposits.

1(i). Current Period - 31 December 2006

	Demand	Up to 1 Month	1 - 3 Months	3 - 6 Months	6 months - 1 year	1 year and over	Accrual	Total
Saving Deposits	1.097.074	2.222.828	7.756.888	1.812.749	186.591	45.792	156.024	13.277.946
Foreign Currency Deposits	2.983.175	1.902.345	7.737.348	1.694.139	1.151.595	683.897	70.176	16.222.675
Residents in Turkey	2.541.083	1.614.760	7.370.657	1.490.909	799.691	295.232	50.891	14.163.223
Residents Abroad	442.092	287.585	366.691	203.230	351.904	388.665	19.285	2.059.452
Public Sector Deposits	27.802	249	1.471	191	86	183	39	30.021
Commercial Deposits	1.327.289	681.785	1.080.725	17.554	3.520	2.254	31.675	3.144.802
Other Institutions Deposits	660.627	77.004	457.782	138.239	155.949	29.152	15.171	1.533.924
Gold Vault	-	-	-	-	-	-	-	-
Bank Deposits	105.899	404.427	1.129.868	85.942	8.122	2.915	12.180	1.749.353
The CBRT	-	-	-	-	-	-	-	-
Domestic Banks	1.157	392.500	1.000	1.000	1.000	-	3.053	399.710
Foreign Banks	29.861	11.927	1.128.868	84.942	7.122	2.915	9.127	1.274.762
Special Finance Institutions	74.881	-	-	-	-	-	-	74.881
Bank Deposits	-	-	-	-	-	-	-	-
Total	**6.201.866**	**5.288.638**	**18.164.082**	**3.748.814**	**1.505.863**	**764.193**	**285.265**	**35.958.721**

1(ii). Prior Period - 31 December 2005

	Demand	Up to 1 Month	1 - 3 Months	3 - 6 Months	6 months - 1 year	1 year and over	Accrual	Total
Saving Deposits	1.053.096	1.132.885	5.315.626	2.867.657	182.688	200.070	163.843	10.915.865
Foreign Currency Deposits	2.357.601	1.133.726	6.035.096	2.281.708	628.548	595.240	44.813	13.076.732
Residents in Turkey	2.143.360	937.846	5.572.662	1.809.290	459.151	220.709	34.244	11.177.262
Residents Abroad	214.241	195.880	462.434	472.418	169.397	374.531	10.569	1.899.470
Public Sector Deposits	22.037	358	743	127	114	104	24	23.507
Commercial Deposits	1.264.874	341.270	1.705.887	577.330	10.063	11.543	45.139	3.956.106
Other Institutions Deposits	580.137	123.059	383.765	176.616	130.592	202.972	17.219	1.614.360
Gold Vault	-	-	-	-	-	-	-	-
Bank Deposits	99.761	818.734	960.574	752.563	8.500	1.000	19.358	2.660.490
The CBRT	-	-	-	-	-	-	-	-
Domestic Banks	534	814.734	-	-	8.500	1.000	6.276	831.044
Foreign Banks	21.483	4.000	960.574	752.563	-	-	13.082	1.751.702
Special Finance Institutions	77.744	-	-	-	-	-	-	77.744
Other	-	-	-	-	-	-	-	-
Total	**5.377.506**	**3.550.032**	**14.401.691**	**6.656.001**	**960.505**	**1.010.929**	**290.396**	**32.247.060**

(Amounts expressed in thousands of New Turkish lira ("YTL") unless otherwise stated.)

II. INFORMATION AND DISCLOSURES RELATED TO CONSOLIDATED LIABILITIES (CONTINUED)

2. Information on saving deposits insurance:

2(i). Information on saving deposits under the guarantee of the saving deposits insurance fund and amounts exceeding the limit of the deposit insurance fund:

	Under the Guarantee of Deposit Insurance		Exceeding the Limit of Deposit Insurance	
	Current Period 31 December 2006	Prior Period 31 December 2005	Current Period 31 December 2006	Prior Period 31 December 2005
Saving Deposits	6.124.525	4.957.405	7.152.193	5.940.143
Foreign Currency Saving Deposits	5.629.505	4.561.680	7.342.540	5.312.132
Other Deposits in the Form of Saving Deposits	-	-	-	-
Foreign Branches' Deposits under Foreign Authorities' Insurance	-	7.414	-	-
Off-shore Banking Regions' Deposits under Foreign Authorities' Insurance	-	-	-	-

2(ii). Saving deposits which are not under the guarantee of deposit insurance fund:

	Current Period 31 December 2006	Prior Period 31 December 2005
Saving Deposits in Foreign Branches	-	-
Saving Deposits in Off-shore Banking Regions	1.228	22.701

Saving deposits in the foreign branches are not under the guarantee of the saving deposits insurance fund; they are guaranteed according to their local legal requirements.

b. Information on trading derivative financial liabilities:

Table of negative differences for trading derivative financial liabilities:

	Current Period 31 December 2006		Prior Period 31 December 2005	
	YTL	FC	YTL	FC
Forward Transactions	16.756	4.304	63	797
Swap Transactions	-	44.125	536	61.151
Futures Transactions	-	-	-	-
Options	-	-	-	-
Other	-	-	-	-
Total	16.756	48.429	599	61.948

(Amounts expressed in thousands of New Turkish lira ("YTL") unless otherwise stated.)

II. INFORMATION AND DISCLOSURES RELATED TO CONSOLIDATED LIABILITIES (CONTINUED)

c. Information on borrowings:

1. Information on banks and other financial institutions:

	Current Period 31 December 2006		Prior Period 31 December 2005	
	YTL	FC	YTL	FC
Borrowings from the CBRT	-	-	-	-
From Domestic Bank and Institutions	158.642	126.863	86.996	337.483
From Foreign Banks, Institutions and Funds	-	9.653.289	-	8.605.557
Total	158.642	9.780.152	86.996	8.943.040

2. Information on maturity structure of borrowings

	Current Period 31 December 2006		Prior Period 31 December 2005	
	YTL	FC	YTL	FC
Short-term	122.464	3.573.421	83.118	6.047.611
Medium and Long-Term	36.178	6.206.731	3.878	2.895.429
Total	158.642	9.780.152	86.996	8.943.040

The liabilities providing the funding sources of the Group are deposits and borrowings. Deposits are the most important funding source of the Group and the diversification of these deposits by number and type of depositors with a stable structure does not create any risk concentration. The borrowings are composed of funds such as syndicated and securitized borrowings, money market and post finance obtained from different financial institutions with different maturity-interest structures and characteristics. There is no risk concentration in any of the funding sources of the Group.

3. Repayment schedule of securitization credits:

There are two long-term securitizations realized by using AK Receivables Corporation and A.R.T.S. Ltd., the "Special Purpose Entities" of the Group established abroad. The total amount of these borrowings amounts to USD 2.811 million (YTL 3.977.618) (31 December 2005: USD 1.879 million (YTL 2.583.179) and the related repayment schedules are presented in the table below:

	Current Period 31 December 2006	Prior Period 31 December 2005
2006	-	178.461
2007	332.976	112.895
2008	510.577	298.150
2009	526.945	480.318
2010	536.596	489.697
2011	543.033	487.263
2012	557.564	348.465
2013	552.506	187.930
2014	284.245	-
2015	66.588	-
2016	66.588	-
Total	3.977.618	2.583.179

(Amounts expressed in thousands of New Turkish lira ("YTL") unless otherwise stated.)

II. INFORMATION AND DISCLOSURES RELATED TO CONSOLIDATED LIABILITIES (CONTINUED)

c. Information on other liabilities:

Other liabilities amount to YTL 472.710 (31 December 2005: YTL 308.329) and do not exceed 10% of the total balance sheet excluding off-balance sheet commitments.

d. Information on provisions:

1. Information on general provisions:

	Current Period 31 December 2006	Prior Period 31 December 2005
General Provisions	**193.378**	**130.735**
Provisions for Group I. Loans and Receivables	151.741	107.036
Provisions for Group II. Loans and Receivables	5.198	2.343
Provisions for Non Cash Loans	11.593	9.736
Other	24.846	11.620

2. Information on reserve for employment termination benefits:

Under the Turkish Labor Law, the Group is required to pay termination benefits to each employee who has completed at least one year of service and whose employment is terminated without due cause, is called up for military service, dies or who retires after completing 25 years of service (20 years for women) and achieves the retirement age (58 for women and 60 for men). Since the legislation was changed on 23 May 2002, there are certain transitional provisions relating to length of service prior to retirement.

The amount payable consists of one month's salary limited to a maximum of YTL 1.857,44 in full YTL amount (31 December 2005: YTL 1,727.15) for each year of service. The liability is not funded, as there is no funding requirement.

The reserve has been calculated by estimating the present value of the future probable obligation of the Group arising from the retirement of its employees. TAS 19 requires actuarial valuation methods to be developed to estimate the enterprise's obligation for such benefits. Accordingly, the following actuarial assumptions were used in the calculation of the total liability:

	Current Period 31 December 2006	Prior Period 31 December 2005
Discount Rate (%)	5,71	5,45
Rate for the Probability of Retirement (%)	0,93	0,93

The principal actuarial assumption is that the maximum liability of YTL 1.857,44 will increase in line with inflation. Thus, the discount rate applied represents the expected real rate after adjusting for the effects of future inflation. As the maximum liability is revised semi-annually, the maximum amount of YTL 1.960,69 (1 January 2006: YTL 1.770,64) effective from 1 January 2007 has been taken into consideration in calculating the reserve for employee termination benefits.

AKBANK T.A.Ş.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AT 31 DECEMBER 2006 AND 2005
(Amounts expressed in thousands of New Turkish lira ("YTL") unless otherwise stated.)

II. INFORMATION AND DISCLOSURES RELATED TO CONSOLIDATED LIABILITIES (CONTINUED)

Movements in the reserve for employment termination benefits during the period are as follows:

	Current Period 31 December 2006	Prior Period 31 December 2005
Balance at the Beginning of the Period	43.657	38.981
Provisions Recognized During the Period	13.095	23.050
Paid During the Period	(19.249)	(18.374)
Balance at the End of the Period	37.503	43.657

As of 31 December 2006, the Bank has accounted a provision for unused vacation rights amounting to YTL 17.548 (31 December 2005: YTL 10.262).

3. Information on provisions related with foreign currency difference of foreign indexed loans:

As of 31 December 2006, the provision related to foreign currency difference of foreign indexed loans amounts to YTL 8.478 (31 December 2005: YTL -).

4. Specific provisions on non-cash loans that are non-funded and non-transformed into cash:

As of 31 December 2006, provision for non-cash loans that are non-funded and non-transformed into cash amounts to YTL 21.921 (31 December 2005: YTL 10.144).

5. Information on other provisions:

5(i). Information on provisions for possible risks:

	Current Period 31 December 2006	Prior Period 31 December 2005
Provisions for Possible Risks	-	47.415

5(ii). Information on banking services promotion provisions:

The Group has provisions on credit cards and banking services promotion applications amounting YTL 76.211 (31 December 2005: YTL 27.115).

e. Explanations on tax liability:

1. Explanations on current tax liability:

Tax calculations of the Group are explained in Note XVIII of Section Three. As of 31 December 2006, the tax liability after the deduction of temporary taxes paid is YTL 100.845 (31 December 2005: YTL 206.958).

(Amounts expressed in thousands of New Turkish lira ("YTL") unless otherwise stated.)

II. INFORMATION AND DISCLOSURES RELATED TO CONSOLIDATED LIABILITIES (CONTINUED)

1(i). Information on taxes payable:

	Current Period 31 December 2006	Prior Period 31 December 2005
Corporate Taxes Payable	100.845	206.958
Taxation on Marketable Securities	53.245	36.487
Property Tax	494	374
Banking Insurance Transaction Tax (BITT)	31.489	22.211
Foreign Exchange Transaction Tax	2.115	1.061
Value Added Tax Payable	1.179	1.961
Other	14.300	11.770
Total	203.667	280.822

1(ii). Information on premium payables:

	Current Period 31 December 2006	Prior Period 31 December 2005
Social Security Premiums - Employee	194	159
Social Security Premiums - Employer	226	631
Bank Social Aid Pension Fund Premium- Employee	7	10
Bank Social Aid Pension Fund Premium - Employer	167	173
Pension Fund Membership Fees and Provisions - Employee	-	-
Pension Fund Membership Fees and Provisions - Employer	-	-
Unemployment Insurance - Employee	306	283
Unemployment Insurance - Owner	613	565
Other	-	1.003
Total	1.513	2.824

AKBANK T.A.Ş.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AT 31 DECEMBER 2006 AND 2005
(Amounts expressed in thousands of New Turkish lira ("YTL") unless otherwise stated.)

II. INFORMATION AND DISCLOSURES RELATED TO CONSOLIDATED LIABILITIES (CONTINUED)

2. Information on deferred tax liability:

	Current Period 31 December 2006		Prior Period 31 December 2005	
	Cumulative Temporary Differences	Deferred Tax Asset/(Liability)	Cumulative Temporary Differences	Deferred Tax Asset/(Liability)
Reserve for Employee Rights	(55.051)	11.010	(53.919)	16.176
Other Provisions	(45.359)	9.072	(29.336)	8.801
Other	(21.115)	4.223	(27.007)	8.102
Deferred tax asset		**24.305**		**33.079**
Differences Between the Tax Base and Carrying Value of the Assets				
Property and Equipment	104.978	(20.996)	104.110	(31.233)
Financial Assets	11.057	(2.211)	124.177	(37.253)
Reversal of Country Risk Provision	107.298	(42.919)	76.825	(30.730)
Other	-	-	11.823	(3.547)
Deferred Tax Liability		(66.126)		(102.763)
Deferred Tax Liability, Net		(41.821)		(69.684)

f. Information on subordinated loans:

	Current Period 31 December 2006		Prior Period 31 December 2005	
	YTL	FC	YTL	FC
From Domestic Banks	-	-	-	-
From Other Domestic Institutions	-	-	-	-
From Foreign Banks	-	-	-	-
From Other Foreign Institutions	-	-	-	4.159
Total	-	-	-	4.159

g. Information on shareholders' equity:

1. Presentation of paid-in capital:

	Current Period 31 December 2006	Prior Period 31 December 2005
Common Stock	2.200.000	1.800.005
Preferred Stock	-	-

(Amounts expressed in thousands of New Turkish lira ("YTL") unless otherwise stated.)

II. INFORMATION AND DISCLOSURES RELATED TO CONSOLIDATED LIABILITIES (CONTINUED)

2. Amount of paid-in-capital, explanations as to whether the registered share capital system is applied, if so, the amount of registered share capital ceiling:

Capital System	Paid-in capital	Ceiling
Registered Share Capital	2.200.000	2.500.000

3. Information on the share capital increases during the period and their sources:

Date of Capital Increase	Amount of Capital Increase	Cash	Profit Reserves Subject to Increase	Capital Reserves Subject to Increase
29 May 2006	399.995	-	199.997	199.998

4. Information on share capital increases from revaluation funds during the current period:

Marketable Securities Value Increase Fund	Tangible and Non Tangible Assets' Revaluation Increase	Investments, Associates and Mutually Controlled Associates (Net)	Other
-	-	-	199.998

5. Information on capital commitments, the purpose and the sources until the end of the fiscal year and the subsequent interim period: None.

6. The effects of anticipations based on the financial figures for prior periods regarding the Group's income, profitability and liquidity, and the anticipations regarding the uncertainty of these indicators on the shareholders' equity:

The Group has been continuing its operations with high profitability and has been retaining most of its net profit in the equity, either by increasing its capital or transferring it into reserves. On the other hand, only a small part of the equity is allocated to associates and subsidiaries and fixed assets, thus giving a chance for considerably high free capital which provides funds for liquid and high interest bearing assets. Considering all these factors, the Group's shareholders' equity is getting steadily stronger.

7. Information on privileges given to shares representing the capital: None

h. Information on marketable securities value increase fund:

	Current Period 31 December 2006		Prior Period 31 December 2005	
	YTL	FC	YTL	FC
From Investments in Associates, Subsidiaries, and Joint Ventures	5.675	-	55.450	-
Valuation Difference	(152.110)	17.427	190.119	26.633
Foreign Currency Differences	-	-		
Total	(146.435)	17.427	245.569	26.633

Information on the part of the value increase fund related to foreign currency marketable securities: The part of value increase fund related to foreign currency marketable securities is the difference between the fair values and amortized costs, calculated in accordance with the "effective yield method" of government bonds classified as available-for-sale financial assets.

AKBANK T.A.Ş.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AT 31 DECEMBER 2006 AND 2005
(Amounts expressed in thousands of New Turkish lira ("YTL") unless otherwise stated.)

II. INFORMATION AND DISCLOSURES RELATED TO CONSOLIDATED LIABILITIES (CONTINUED)

i. Information on minority interests:

	Current Period 31 December 2006	Prior Period 31 December 2005
Balance at the Beginning of the Period	112.218	173
Other Shareholders' Net Dividend	4.396	6.006
Prior Period Dividend	(16.027)	-
Net Foreign Currency Difference resulting from Foreign Subsidiaries	14.014	-
Effect of Changes in Consolidation Scope	(12.531)	106.039
Current Period End Balance	102.070	112.218

III. EXPLANATIONS AND NOTES RELATED TO CONSOLIDATED INCOME STATEMENT

a. Information on interest income:

1. Information on interest income on loans:

	Current Period 31 December 2006		Prior Period 31 December 2005	
	YTL	FC	YTL	FC
Short-term Loans	2.059.722	135.707	1.542.433	80.940
Medium and Long-term Loans	1.346.861	409.060	917.456	226.092
Interest on Loans Under Follow-Up	20.825	156	19.237	160
Premiums Received from the Resource Utilization Support Fund	-	-	-	-
Total	3.427.408	544.923	2.479.126	307.192

2. Information on interest income on banks:

	Current Period 31 December 2006		Prior Period 31 December 2005	
	YTL	FC	YTL	FC
From the CBRT	-	7.126	-	2.932
From Domestic Banks	4.204	2.844	3.217	2.799
From Foreign Banks	201	102.998	1.166	42.191
Headquarters and Branches Abroad	-	-	-	-
Total	4.405	112.968	4.383	47.922

(Amounts expressed in thousands of New Turkish lira ("YTL") unless otherwise stated.)

III. EXPLANATIONS AND NOTES RELATED TO CONSOLIDATED INCOME STATEMENT (CONTINUED)

3. Information on interest income on marketable securities:

	Current Period 31 December 2006		Prior Period 31 December 2005	
	YTL	FC	YTL	FC
From Trading Financial Assets	106.856	446.630	187.322	249.090
From Financial Assets at Fair Value through Profit or Loss	-	-	-	-
From Available-for-sale Financial Assets	1.644.653	248.548	1.729.425	238.443
From Held-to-maturity Investments	21.873	12.849	49.577	25.862
Total	**1.773.382**	**708.027**	**1.966.324**	**513.395**

4. Information on interest income received from associates and subsidiaries: None

b. Information on interest expense:

1. Information on interest expense on borrowings:

	Current Period 31 December 2006		Prior Period 31 December 2005	
	YTL	FC	YTL	FC
Banks	18.602	462.237	11.248	229.718
The CBRT	-	-	-	-
Domestic Banks	15.954	11.402	10.974	8.756
Foreign Banks	2.648	449.544	274	220.962
Headquarters and Branches Abroad	-	1.291	-	-
Other Institutions	-	-	-	1.318
Total	**18.602**	**462.237**	**11.248**	**231.036**

2. Information on interest expense given to associates and subsidiaries: None

AKBANK T.A.Ş.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AT 31 DECEMBER 2006 AND 2005
(Amounts expressed in thousands of New Turkish lira ("YTL") unless otherwise stated.)

III. EXPLANATIONS AND NOTES RELATED TO CONSOLIDATED INCOME STATEMENT (CONTINUED)

3. Maturity structure of the interest expense on deposits:

There are no deposits with seven-day notification and accumulative deposits:

		Time Deposit					
	Demand Deposits	Up to 1 Month	Up to 3 Months	Up to 6 Months	Up to 1 Year	More than 1 Year	Total
YTL							
Bank Deposits	2.226	107.562	13.590	942	19	-	124.339
Saving Deposits	2.234	363.423	1.268.067	296.586	29.209	7.714	1.967.233
Public Sector Deposits	572	74	182	23	4	3	858
Commercial Deposits	1.175	161.035	249.598	4.054	813	521	417.196
Other Deposits	5.279	14.701	87.399	26.392	29.774	5.566	169.111
Total	**11.486**	**646.795**	**1.618.836**	**327.997**	**59.819**	**13.804**	**2.678.737**
FC							
Foreign Currency Deposits	3.618	34.209	293.229	79.220	67.446	32.312	510.034
Bank Deposits	17.553	88	21.934	2.528	1.621	202	43.926
Gold Vault	-	-	-	-	-	-	-
Total	**21.171**	**34.297**	**315.163**	**81.748**	**69.067**	**32.514**	**553.960**
Grand Total	**32.657**	**681.092**	**1.933.999**	**409.745**	**128.886**	**46.318**	**3.232.697**

c. Explanations on dividend income:

	Current Period 31 December 2006	Prior Period 31 December 2005
From Trading Financial Assets	15	273
From Financial Assets at Fair Value through Profit or Loss	-	-
From Available-for-sale Financial Assets	1.156	3.999
Other (*)	8.000	-
Total	**9.171**	**4.272**

(*) Presents the dividend income received from non consolidated investments in associates and subsidiaries.

d. Information on trading loss/income (Net):

	Current Period 31 December 2006	Prior Period 31 December 2005
Profit	**10.815.335**	**5.301.315**
Income from Capital Market Transactions	375.830	282.819
From Derivative Financial Transactions	139.762	63.033
Other	236.068	219.786
Foreign Exchange Gains	10.439.505	5.018.496
Loss (-)	**10.744.882**	**5.034.163**
Loss from Capital Market Transactions	223.982	89.349
From Derivative Financial Transactions	143.790	67.267
Other	80.192	22.082
Foreign Exchange Loss	10.520.900	4.944.814

(Amounts expressed in thousands of New Turkish lira ("YTL") unless otherwise stated.)

III. EXPLANATIONS AND NOTES RELATED TO CONSOLIDATED INCOME STATEMENT (CONTINUED)

e. Explanations on other operating income:

There are no extraordinary items included in other operating income.

f. Provision expenses related to loans and other receivables of the Bank:

	Current Period 31 December 2006	Prior Period 31 December 2005
Specific Provisions for Loans and Other Receivables	374.457	299.879
III. Group Loans and Receivables	361.306	290.688
IV. Group Loans and Receivables	7.238	5.235
V. Group Loans and Receivables	5.913	3.956
General Provision Expenses	62.041	47.868
Provision Expense for Possible Risks	-	-
Marketable Securities Impairment Expense	-	-
Financial Assets at Fair Value through Profit or Loss	-	-
Available-for-sale Financial Assets	-	-
Investments in Associates, Subsidiaries and Held-to-maturity Securities Value Decrease	-	-
Investments in Associates	-	-
Subsidiaries	-	-
Joint Ventures	-	-
Held-to-maturity Investments:	-	-
Other	2.209	956
Total	**438.707**	**348.703**

g. Information related to other operating expenses:

	Current Period 31 December 2006	Prior Period 31 December 2005
Personnel Expenses	582.373	462.489
Reserve for Employee Termination benefits	-	4.676
Bank Social Aid Provision Fund Deficit Provision	-	-
Impairment Expenses of Fixed Assets	-	-
Depreciation Expenses of Fixed Assets	97.241	89.138
Impairment Expenses of Intangible Assets	-	-
Goodwill Impairment Expenses	-	-
Amortization Expenses of Intangible Assets	9.668	9.509
Impairment Expenses of Equity Participations for Which Equity Method is Applied	-	-
Impairment Expenses of Assets Held for Resale	-	-
Depreciation Expenses of Assets Held for Resale	-	-
Impairment Expenses of Fixed Assets Held for Sale	-	-
Other Operating Expenses	740.505	656.735
Operational Leasing Expenses	31.895	28.621
Maintenance Expenses	47.093	86.316
Advertisement Expenses	120.167	110.081
Other Expenses	541.350	431.717
Loss on Sales of Assets	626	-
Other	222.962	186.748
Total	**1.653.575**	**1.409.295**

(Amounts expressed in thousands of New Turkish lira ("YTL") unless otherwise stated.)

III. EXPLANATIONS AND NOTES RELATED TO CONSOLIDATED INCOME STATEMENT (CONTINUED)

h. Explanations on profit and loss before tax:

Other operational expenses

According to the "Uniform Chart of Accounts", the foreign exchange gains from the foreign currency indexed assets are recorded to the "Other operating income" account instead of the "Foreign exchange gains" account. However, in a case where the year-end foreign exchange rates are below the rates at the beginning of the year, foreign exchange losses from assets are deducted from the foreign exchange gains accounted to the "Other operating income" account during the year, and then the remainder is accounted as "Other operating expenses."

Thus, approximately YTL 56.000, essentially a foreign exchange loss, has been booked as "Other operating expense". Had this loss been booked in the "foreign exchange gains/losses" account, the Group's "Other operating income" would be approximately YTL 417.944 and "Net Foreign Exchange Loss" would be approximately YTL 25.395. As of 31 December 2005, approximately YTL 21.000, essentially a foreign exchange loss, has been booked as "Other operating expense". Had this loss been booked in the "foreign exchange gains/losses" account, the Bank's "Total operating expenses" would be approximately YTL 1.338.295 and "Net Foreign Exchange Gains" would be approximately YTL 52.682.

i. Profit/Loss of minority interest:

	Current Period 31 December 2006	Prior Period 31 December 2005
Profit/Loss of Minority Interest:	(4.396)	(6.006)

j. Information on tax provision:

1. Information on calculated current tax income or expense and deferred tax income or expense:

As of 31 December 2006, the Group has a current tax expense of YTL 359.282 and deferred tax income of YTL 6.015.

2. Information on deferred tax income or expense arising from the temporary differences that have occurred or have been closed:

The amount of deferred tax income occurred due to the temporary differences is YTL 2.405 and deferred tax expense is YTL 12.620; the amounts of deferred tax income and deferred tax expense that occurred due to the closing of temporary differences are YTL 23.770 and YTL 7.540 respectively. The Group has YTL 6.015 net deferred tax income.

3. Information on reflection of temporary difference, financial loss, diminution of tax and exceptions on income statement:
None

(Amounts expressed in thousands of New Turkish lira ("YTL") unless otherwise stated.)

IV. EXPLANATIONS AND NOTES RELATED TO CONSOLIDATED OFF-BALANCE SHEET ACCOUNTS

a. Explanations on off-balance sheet commitments:

1. Type and amount of irrevocable commitments: YTL 27.617 asset purchase commitments (31 December 2005: YTL 18.567), YTL 5.505.475 commitment for credit card limits (31 December 2005: YTL 4.798.983) and, YTL 1.599.262 commitments for check books (31 December 2005: YTL 1.390.545).

2. Type and amount of probable losses and obligations arising from off-balance sheet items:

The Group has no probable losses arising from off-balance sheet items. Obligations arising from the off-balance sheet are disclosed in "Off-balance sheet commitments".

2(i). Non-cash loans including guarantees, bank acceptances, collaterals and other that are accepted as financial commitments and other letter of credits:

	Current Period 31 December 2006	Prior Period 31 December 2005
Bank Acceptance Loans	60.814	49.403
Letters of Credit	779.301	856.911
Other Commitments and Contingencies	91.815	49.250
Total	**931.930**	**955.564**

2(ii). Revocable, irrevocable guarantees and other similar commitments and contingencies:

	Current Period 31 December 2006	Prior Period 31 December 2005
Revocable Letters of Guarantee	144.358	127.070
Irrevocable Letters of Guarantee	2.330.632	1.981.023
Letters of Guarantee Given in Advance	187.801	230.978
Guarantees Given to Customs	187.124	181.996
Other Letters of Guarantee	147.099	55.849
Total	**2.997.014**	**2.576.916**

3(i). Total amount of non-cash loans:

	Current Period 31 December 2006	Prior Period 31 December 2005
Non-cash Loans Given against Cash Loans	73.816	81.546
With Original Maturity of 1 Year or Less Than 1 Year	58.644	67.301
With Original Maturity of More Than 1 Year	15.172	14.245
Other Non-cash Loans	3.855.128	3.450.934
Total	**3.928.944**	**3.532.480**

(Amounts expressed in thousands of New Turkish lira ("YTL") unless otherwise stated.)

IV. EXPLANATIONS AND NOTES RELATED TO CONSOLIDATED OFF-BALANCE SHEET ACCOUNTS (CONTINUED):

3(ii). Information on sectoral risk concentrations of non-cash loans:

	Current Period 31 December 2006				Prior Period 31 December 2005			
	YTL	(%)	FC	(%)	YTL	(%)	FC	(%)
Agricultural	19.702	0,93	773	0,04	10.917	0,68	2.577	0,14
Farming and Raising livestock	4.905	0,23	14	0,00	2.998	0,19	367	0,02
Forestry	14.728	0,70	759	0,04	7.906	0,49	2.210	0,12
Fishing	69	0,00	-	-	13	0,00	-	-
Manufacturing	733.901	34,81	905.079	49,71	472.274	29,26	1.120.283	58,40
Mining	9.033	0,43	3.836	0,21	12.537	0,78	3.189	0,17
Production	701.090	33,25	777.100	42,68	450.065	27,88	1.016.787	53,00
Electric, Gas and Water	23.778	1,13	124.143	6,82	9.672	0,60	100.307	5,23
Construction	73.891	3,50	42.929	2,36	35.562	2,20	17.252	0,90
Services	1.133.254	53,75	462.308	25,40	730.077	45,22	624.617	32,56
Wholesale and Retail Trade	888.606	42,15	215.298	11,83	638.289	39,53	192.250	10,02
Hotel, Food and Beverage Services	24.939	1,18	6.135	0,34	10.740	0,67	1.297	0,07
Transportation and Telecommunication	46.055	2,18	29.593	1,63	29.764	1,84	31.970	1,67
Financial Institutions	106.736	5,06	203.987	11,20	38.349	2,38	396.135	20,64
Real Estate and Leasing Services	554	0,03	-	-	205	0,01	27	0,00
Self-Employment Services	14.293	0,68	2.114	0,12	-	-	-	-
Education Services	13.345	0,63	382	0,02	5.324	0,33	336	0,02
Health and Social Services	38.726	1,84	4.799	0,26	7.406	0,46	2.602	0,14
Other	147.621	7,01	409.486	22,49	365.400	22,64	153.521	8,00
Total	2.108.369	100,00	1.820.575	100,00	1.614.230	100,00	1.918.250	100,00

3(iii). Information on the non-cash loans classified in Group I and Group II:

	Group I.		Group II.	
	YTL	FC	YTL	FC
Non-Cash loans	2.074.040	1.810.482	34.329	10.093
Letters of Guarantee	2.031.224	925.460	34.036	6.294
Bank Acceptances	15	60.198	-	601
Letters of Credit	162	775.941	-	3.198
Endorsements	-	-	-	-
Underwriting Commitments	-	-	-	-
Factoring Guarantees	-	-	-	-
Other Commitments and Contingencies	42.639	48.883	293	-

AKBANK T.A.Ş.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AT 31 DECEMBER 2006 AND 2005
(Amounts expressed in thousands of New Turkish lira ("YTL") unless otherwise stated.)

IV. EXPLANATIONS AND NOTES RELATED TO CONSOLIDATED OFF-BALANCE SHEET ACCOUNTS (CONTINUED):

b. Information on derivative transactions:

	Current Period 31 December 2006	Prior Period 31 December 2005
Types of Trading Transactions		
Foreign Currency Related Derivative Transactions (I)	8.241.275	7.590.119
FC Trading Forward Transactions	1.469.692	2.688.515
Trading Swap Transactions	6.372.269	4.090.231
Futures Transactions	74.013	-
Trading Option Transactions	325.301	811.373
Interest Related Derivative Transactions (II)	5.627.384	1.987.370
Forward Interest Rate Agreements	-	-
Interest Rate Swaps	5.627.384	1.987.370
Interest Rate Options	-	-
Interest Rate Futures	-	-
Other Trading Derivative Transactions (III)	317.037	150.598
A. Total Trading Derivative Transactions (I+II+III)	14.185.696	9.728.087
Type of Hedging Transactions		
Fair Value Hedges	-	-
Cash Flow Hedges	-	-
Foreign Currency Investment Hedges	-	-
B. Total Hedging Related Derivatives	-	-
Total Derivative Transactions (A+B)	14.185.696	9.728.087

As explained in Note IV of Section Three, certain derivative transaction while providing effective economic hedges under the Bank's risk management position, do not qualify for hedge accounting under the specific rules in TAS 39, and are therefore treated as derivatives held for trading.

(Amounts expressed in thousands of New Turkish lira ("YTL") unless otherwise stated.)

IV. EXPLANATIONS AND NOTES RELATED TO CONSOLIDATED OFF-BALANCE SHEET ACCOUNTS (CONTINUED):

c. Explanations on contingent assets and liabilities:

The Bank has accounted a provision amounting to YTL 21.768 (31 December 2005: YTL 7.867) for the contingent liabilities with a high probability of realization.

There are three lawsuits filed by the Bank in the amount of YTL 754.303 against the Turkish Ministry of Finance ("Ministry") related to the correction of corporate tax amounts paid in 2001, 2002 and 2003, with reference to the provision that " legal and extraordinary reserves and losses subject to the decrease of share capital will be deducted from the tax base as expense in the determination of the corporate tax base of banks" in the scope of principles established in repealed Corporate Tax Law article 14, paragraph 7, in accordance with the temporary article 4 added to the Banks Law No.4389 with the law No.4743 which ceased to be effective on 1 November 2005.

The First Degree Tax Court complied with the correction decision of the Council of State in favor of the Bank on 27 November 2006, related to the lawsuit in the amount of YTL 484.943 regarding the year 2002, and the Ministry was notified of the court's ruling. The Ministry appealed against the first instance court resolution. While the required legal processes regarding the obligation of the Ministry to pay the relevant amount were completed on 19 January 2007, the Ministry has not made any payment to the Bank. The Bank is continuing to discussions with the Ministry in respect of the collection of the amount. Lawsuits in the amount of YTL 269.360 regarding the years 2001 and 2003 are at the stage of appeal in the Council of State.

V. EXPLANATIONS AND NOTES RELATED TO STATEMENT OF CHANGES IN CONSOLIDATED SHAREHOLDERS' EQUITY

a. Information related to inflation adjustment differences on shareholders' equity:

Inflation accounting applicable for the banking sector has been terminated as of 1 January 2005, based on the BRSA decision No.1623 taken on 21 April 2005, in accordance with the decree published by the BRSA on 28 April 2005.

According to this decree, the "Inflation adjustment difference on paid-in capital" amounting to YTL 2.401.893 accumulated until 31 December 2005 has been transferred to the "Other Capital Reserves" account. Inflation adjustment differences related to other equity items are presented in the respective accounts.

b. Information related to distribution of profit:

The Ordinary General Assembly of the Parent Bank was held on 27 March 2006. In the Ordinary General Assembly, it was resolved to distribute a YTL 540.001 cash dividend over YTL 1.438.294 net income on 2005 operations before the effects of TAS adjustments, as explained in Note I.b of Section Three. The dividends are YTL 0,30 for each YTL 1 nominal valued share. The General Assembly also resolved to distribute 22,22% bonus shares and to increase paid-in capital from YTL 1.800.005 to YTL 2.200.000 using YTL 199.998 from other capital reserves, YTL 117.516 from property and investment sale incomes and YTL 82.481 from extraordinary reserves.

(Amounts expressed in thousands of New Turkish lira ("YTL") unless otherwise stated.)

V. EXPLANATIONS AND NOTES RELATED TO STATEMENT OF CHANGES IN CONSOLIDATED SHAREHOLDERS' EQUITY (CONTINUED):

c. Information related to foreign exchange difference:

Assets and liabilities of foreign subsidiaries are translated into Turkish lira using the foreign exchange rates prevailing at the balance sheet date, and income and expenses of foreign subsidiaries are translated into Turkish lira at the average exchange rates; all resulting exchange differences are accounted in the shareholders' equity under "Other profit reserves".

d. Information on available-for-sale financial assets:

"Unrealized gains and losses" arising from changes in the fair value of securities classified as available-for-sale are not recognized in current year income statements; they are recognized in the "Marketable securities value increase fund" account under equity, until the financial assets are sold, disposed or impaired.

VI. EXPLANATIONS AND NOTES RELATED TO CONSOLIDATED STATEMENT OF CASH FLOWS

a. Information on cash and cash equivalents:

1. Components of cash and cash equivalents and the accounting policy applied in their determination:

Cash and foreign currency together with demand deposits at banks including the CBRT are defined as "Cash"; interbank money market and time deposits in banks with original maturities less than three months are defined as "Cash Equivalents".

1(i). Cash and cash equivalents at the beginning of the period:

	Current Period 31 December 2006	Prior Period 31 December 2005
Cash	1.079.724	385.757
Cash, Foreign Currency and Other	403.702	274.523
Demand Deposits in Banks	676.022	111.234
Cash Equivalents	2.647.980	1.754.206
Interbank Money Market Placements	402.515	509.739
Time Deposits in Banks	2.242.465	1.218.196
Marketable Securities	3.000	26.271
Total Cash and Cash Equivalents	3.727.704	2.139.963

Total amount from the operations occurred in prior period gives the total cash and cash equivalents amount at the beginning of the current period.

AKBANK T.A.Ş.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AT 31 DECEMBER 2006 AND 2005
(Amounts expressed in thousands of New Turkish lira ("YTL") unless otherwise stated.)

VI. EXPLANATIONS AND NOTES RELATED TO CONSOLIDATED STATEMENT OF CASH FLOWS (CONTINUED):

1(ii). Cash and cash equivalents at the end of period:

	Current Period 31 December 2006	Prior Period 31 December 2005
Cash	**2.121.379**	**1.079.724**
Cash, Foreign Currency and Other	532.703	403.702
Demand Deposits in Banks	1.588.676	676.022
Cash Equivalents	**2.501.316**	**2.647.980**
Interbank Money Market Placements	9	402.515
Time Deposits in Banks	2.499.270	2.242.465
Marketable Securities	2.037	3.000
Total Cash and Cash Equivalents	**4.622.695**	**3.727.704**

b. Information on cash and cash equivalent assets of the Group that are not available for free use due to legal restrictions or other reasons:

Related with the securitization loans obtained from abroad, demand and time deposits up to three months amounting to YTL 42.745 are not available for free use (31 December 2005: YTL 15.586).

c..Explanations about other cash flows items and the effect of changes in foreign exchange rates on cash and cash equivalents:

The "Other" item under "Operating profit before changes in operating assets and liabilities" amounting to (-) YTL 815.659 (31 December 2005: (-) YTL 429.931) consists mainly of items such as fees and commissions paid, other operating income excluding income from doubtful receivables, other operating expense excluding personnel expense, foreign exchange gains/losses, depreciation, provisions and bonus shares.

The "Net increase/decrease in other liabilities" item under "Changes in operating assets and liabilities" amounting to YTL 188.981 (31 December 2005: (-) YTL 249.138) consists mainly of changes in miscellaneous payables, other liabilities and taxes and other duties payable.

The effect of changes in the foreign currency rates on the cash and cash equivalents is reflected in net foreign exchange gains/losses. The foreign exchange gains/losses amount mentioned above is included in the "Other" line under "Operating profit before changes in operating assets and liabilities".

(Amounts expressed in thousands of New Turkish lira ("YTL") unless otherwise stated.)

VII. EXPLANATIONS AND NOTES RELATED TO GROUP'S RISK GROUP

a. Information on the volume of transactions relating to the Group's risk group, outstanding loan and deposit transactions and profit and loss of the period:

1. Current Period - 31 December 2006

	Investments in Associates, Subsidiaries and Joint Ventures		Direct and Indirect Shareholders of the Group		Other Real and Legal Persons that have been Included in the Risk Group	
Group's Risk Group (*)	Cash	Non-Cash	Cash	Non-Cash	Cash	Non-Cash
Loans and Other Receivables						
Balance at the Beginning of the Period	-	-	790.935	374.629	34.245	7.274
Balance at the End of the Period	-	-	733.456	358.675	6	3.238
Interest and Commission Income Received	-	-	113.638	14.906	168	4

(*) Defined in the subsection 2, article 49 of the Banking Law No.5411

2. Prior Period - 31 December 2005

	Investments in Associates, Subsidiaries and Joint Ventures		Direct and Indirect Shareholders of the Group		Other Real and Legal Persons that have been Included in the Risk Group	
Group's Risk Group (*)	Cash	Non-Cash	Cash	Non-Cash	Cash	Non-Cash
Loans and Other Receivables						
Balance at the Beginning of the Period	5.415	285	388.258	404.561	54.610	2.666
Balance at the End of the Period.	-	-	790.935	374.629	34.245	7.274
Interest and Commission Income Received	-	-	42.899	1.157	1.498	11

(*) Defined in the subsection 2, article 49 of the Banking Law No.5411

3. Information on deposits of the Group's risk group:

Group's Risk Group (*)	Investments in Associates, Subsidiaries and Joint Ventures		Direct and Indirect Shareholders of the Group		Other Real and Legal Persons that have been Included in the Risk Group	
Deposit	Current Period 31 December 2006	Prior Period 31 December 2005	Current Period 31 December 2006	Prior Period 31 December 2005	Current Period 31 December 2006	Prior Period 31 December 2005
Beginning of the Period	8.113	7.988	1.046.487	322.348	101.185	80.925
Balance at the End of the Period	9.035	8.113	722.059	1.046.487	154.200	101.185
Interest on Deposits	-	118	63.367	63.632	22.668	12.693

(*) Defined in the Subsection 2, Article 49 of the Banking Law No. 5411

As of 31 December 2006 the deposits of related parties defined in Note XXV of Section Three in accordance with TAS 24, other than the related parties defined in the subsection 2, article 49 of the Banking Law No.5411, amount to YTL 2.129.657 (31 December 2005: YTL 1.837.129). Interest expense paid for these deposits for the year ended 31 December 2006 is YTL 256.090 (31 December 2005: YTL 253.134)

(Amounts expressed in thousands of New Turkish lira ("YTL") unless otherwise stated.)

VII. INFORMATION AND DISCLOSURES RELATED TO BANK'S RISK GROUP (CONTINUED)

4. Information on forward and option agreements and other similar agreements made with the Group's risk group:

Group's Risk Group (*)	Investments in Associates, Subsidiaries and Joint Ventures		Direct and Indirect Shareholders of the Group		Other Real and Legal Persons that have been Included in the Risk Group	
	Current Period 31 December 2006	Prior Period 31 December 2005	Current Period 31 December 2006	Prior Period 31 December 2005	Current Period 31 December 2006	Prior Period 31 December 2005
Transactions at Fair Value Through Profit or Loss						
Beginning of the Period	-	319.657	113.093	42.987	-	-
Balance at the End of the Period	-	-	224.377	113.093	-	-
Total Income/Loss	-	-	87	(142)	-	-
Transactions for Hedging Purposes						
Beginning of the Period	-	-	-	-	-	-
Balance at the End of the Period	-	-	-	-	-	-
Total Income/Loss	-	-	-	-	-	-

(*) Defined in the subsection 2, article 49 of the Banking Law No.5411

Figures presented in the table above show the sum of "sale" and "purchase" amounts of the related transactions. Accordingly, as a result of the nature of these transactions, the difference between the "sale" and "purchase" transactions affects the net exposure of the Group. As of 31 December 2006, the net exposure for direct and indirect shareholders of the Group is YTL 11.029 (31 December 2005: YTL 411).

5. Information regarding benefits provided to the Parent Bank's key management:

As of 31 December 2006, benefits provided to the Parent Bank's key management amount to YTL 9.010 (31 December 2005: YTL 7.331)

VIII. INFORMATION AND DISCLOSURES RELATED TO THE DOMESTIC, FOREIGN, OFF-SHORE BRANCHES AND FOREIGN REPRESENTATIVES OF THE PARENT BANK

	Number	Number of Employees	Country of Incorporation	Total Assets	Statutory Share Capital
Domestic Branch	682	12.325			
Foreign Representation Office	-	-	-		
Foreign branch	-	-	-	-	-
Off-shore Banking Region Branches	1	8	1- Malta	9.113.966	-
			2-	-	-
			3-	-	-

As of 1 September 2006, the Frankfurt Branch became a 100% owned subsidiary of the Bank named Akbank AG.

(Amounts expressed in thousands of New Turkish lira ("YTL") unless otherwise stated.)

IX. INFORMATION AND NOTES RELATED TO SUBSEQUENT EVENTS

a. The Bank's controlling shareholders and Citigroup Inc. ("Citibank") and Citibank's 100% owned subsidiary Citibank Overseas Investment Corporation have signed an agreement on 17 October 2006 regarding Citibank's 20% partnership in Akbank. After obtaining all required approvals from domestic and foreign public authorities, the Bank increased its paid-in capital by YTL 200.000 (8,33% of paid-in capital), limiting the preemptive rights of the existing shareholders, and Citibank paid YTL 9,5 for each share amounting in total to YTL 1.900.000. With this transaction the Bank's paid-in capital increased by YTL 200.000 from YTL 2.200.000 to YTL 2.400.000 and the remaining YTL 1.700.000 has been accounted under shareholder's equity as "Share Premium". In addition, some individual and corporate shareholders of the Bank sold their shares to Citibank. Citibank became a 20% shareholder of the Bank following the capital increase and related share sales.

b. After the resignation of Hamit B. Belli from the board of directors, Citibank's candidate Sir Winfried Bischoff has been appointed as a member of the board.

c. With the decision of Constitutional Court No. E. 2005/39, K. 2007/33 dated 22 March 2007, which was published in the Official Gazette No.26479 dated 31 March 2007, paragraph 1 of temporary article 23 of the Banking Law No.5411 containing the provision related to the transfer of banks' pension funds to Social Security Institution explained in Note XVII of Section Three, was annulled and its execution was aborted as of the publication date of the decision.

d. The Ordinary General Assembly Meeting of the Parent Bank was held on 28 March 2007. In the Ordinary General Assembly, it was resolved to distribute YTL 660.495 cash dividend over YTL 1.600.192 net income on 2006 operations to the Bank's shareholders, Chairman and Members of the Board of Directors. It was also resolved in the General Assembly to transfer YTL 7.995 to capital reserves, to allocate YTL 991.702 as legal and extraordinary reserves and to increase the registered share capital ceiling of the Bank from YTL 2.500.000 to YTL 5.000.000.

SECTION SIX
OTHER EXPLANATIONS

I. OTHER EXPLANATIONS

None.

SECTION SEVEN
EXPLANATIONS ON INDEPENDENT AUDIT REPORT

I. EXPLANATIONS ON INDEPENDENT AUDIT REPORT

The consolidated financial statements for the period ended 31 December 2006 have been audited by Başaran Nas Yeminli Mali Müşavirlik A.Ş. (a member of PricewaterhouseCoopers). The auditor's report dated 6 April 2007 is presented prior to the consolidated financial statements.

II. EXPLANATIONS AND NOTES PREPARED BY INDEPENDENT AUDITORS

None.



AKBANK Headquarters
Sabancı Center, 4. Levent 34330 Istanbul Turkey
Telephone : (0 212) 385 55 55
Telefax 1 : (0 212) 269 77 87
Telefax 2 : (0 212) 269 73 83
www.akbank.com
bizeulasin@akbank.com

END